   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 15, 1997
                                                    REGISTRATION NO. 333-
================================================================================

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           -------------------------

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                           -------------------------

                         HOUSEHOLD INTERNATIONAL, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                    DELAWARE
                        (STATE OR OTHER JURISDICTION OF
                         INCORPORATION OR ORGANIZATION)
                                      6711
                          (PRIMARY STANDARD INDUSTRIAL
                          CLASSIFICATION CODE NUMBER)
                                   36-3121988
                                (I.R.S. EMPLOYER
                              IDENTIFICATION NO.)

                               2700 SANDERS ROAD
                        PROSPECT HEIGHTS, ILLINOIS 60070
                                 (847) 564-5000
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                 JOHN W. BLENKE
                          VICE PRESIDENT-CORPORATE LAW
                            AND ASSISTANT SECRETARY
                         HOUSEHOLD INTERNATIONAL, INC.
                               2700 SANDERS ROAD
                        PROSPECT HEIGHTS, ILLINOIS 60070
                                 (847) 564-6150
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                           -------------------------

                                   Copies to:

                            BARBARA L. BORDEN, ESQ.
                               COOLEY GODWARD LLP
                        4365 EXECUTIVE DRIVE, SUITE 1100
                          SAN DIEGO, CALIFORNIA 92121
                                 (619) 550-6064
                           RUSSELL J. BRUEMMER, ESQ.
                           WILMER, CUTLER & PICKERING
                              2445 M STREET, N.W.
                             WASHINGTON, D.C. 20037
                                 (202) 663-6804

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement and all other conditions described in the enclosed Prospectus have been satisfied or waived.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

=================================================================================================================
TITLES OF EACH CLASS                           PROPOSED MAXIMUM         PROPOSED MAXIMUM           AMOUNT OF
  OF SECURITIES TO        AMOUNT TO BE          OFFERING PRICE         AGGREGATE OFFERING        REGISTRATION
    BE REGISTERED         REGISTERED(1)            PER UNIT                   PRICE                FEE(2)(3)
-----------------------------------------------------------------------------------------------------------------
Common Stock.........   1,497,801 shares       Not Applicable(1)        Not Applicable(1)         $54,754.00
=================================================================================================================

(1) Based on an estimate of the maximum number of shares of common stock of the Registrant to be issued in connection with the merger of Household Auto Corporation, a wholly-owned subsidiary of the Registrant, into ACC Consumer Finance Corporation (the "Merger") as determined in accordance with the procedures described in the Agreement and Plan of Merger which is attached as Annex A to the Prospectus and Proxy Statement included herein. For purposes of calculating the "Exchange Ratio," it was assumed that $20.00 in value of the Registrant's common stock would be issued and the sum of the daily volume weighted average price per share of the Registrant's common stock for the ten trading days ending on September 12, 1997 was used divided by ten. Shares of the Registrant's common stock are to be issued solely in exchange for other securities in connection with the Merger.
(2) Calculated pursuant to Rule 457(f)(1) under the Securities Act of 1933, as amended. The fee is based on the average of the high and low prices of ACC Consumer Finance Corporation common stock as reported on the NASDAQ National Market System on September 12, 1997.
(3) In accordance with Rules 14a-6(i)(1) and 0-11 of the Securities Exchange Act of 1934, $37,338 of the Registration Fee was previously transmitted to the Commission. The $17,416 balance was transmitted by wire transfer on September 15, 1997.
                           -------------------------

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

                     [ACC CONSUMER FINANCE CORPORATION LOGO]

                          NOTICE OF SPECIAL MEETING OF
                            STOCKHOLDERS TO BE HELD
                              ON OCTOBER 21, 1997

To the Stockholders of ACC Consumer Finance Corporation ("ACC" or the
"Company"):

     Notice is hereby given that a special meeting (the "Special Meeting") of stockholders of ACC will be held on October 21, 1997 at 9:00 a.m. local time at the offices of Wilmer, Cutler & Pickering, 2445 M Street, N.W., Washington, D.C. 20037. The Special Meeting is for the following purposes:

          1. To consider and vote upon a proposal to (i) approve and adopt an Agreement and Plan of Merger dated as of August 24, 1997 (the "Merger Agreement") by and among Household International, Inc. ("Household International"), Household Auto Corporation and ACC, and (ii) approve the merger of Household Auto Corporation with and into ACC (the "Merger") pursuant to which ACC will become a wholly-owned subsidiary of Household International and each outstanding share of ACC common stock will be converted into consideration valued at $22.00 per share consisting of a combination of cash and Household International common stock.

          2. To transact such other business as may properly come before the meeting or any adjournment, postponement or reconvention thereof.

     Only stockholders of record at the close of business on September 12, 1997 (the "Record Date") are entitled to notice of and to vote at the meeting.

     Holders of ACC common stock may be entitled to appraisal rights by complying with Section 262(d)(1) of the Delaware General Corporation Law. See "The Merger -- Appraisal Rights of Company Stockholders."

     THE BOARD OF DIRECTORS OF ACC HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT, HAS UNANIMOUSLY DETERMINED THAT THE TERMS OF THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY'S STOCKHOLDERS, AND UNANIMOUSLY RECOMMENDS THAT THE COMPANY'S STOCKHOLDERS APPROVE THE MERGER AND APPROVE AND ADOPT THE MERGER AGREEMENT. THE AFFIRMATIVE VOTE OF A MAJORITY OF THE HOLDERS OF ACC COMMON STOCK OUTSTANDING ON THE RECORD DATE WILL BE REQUIRED THEREFOR.

     Your vote is important regardless of the number of shares you own. Whether or not you plan to attend the meeting, PLEASE MARK, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED STAMPED ENVELOPE.

                                          BY THE ORDER OF THE BOARD OF
                                          DIRECTORS,

                                          Jack R. Cohen
                                          Vice President -- General Counsel &
                                          Secretary
San Diego, California
September 19, 1997

                                                                  HOUSEHOLD LOGO

                                   PROSPECTUS

                         HOUSEHOLD INTERNATIONAL, INC.
                         COMMON STOCK, $1.00 PAR VALUE
                            ------------------------

                        ACC CONSUMER FINANCE CORPORATION
                                PROXY STATEMENT
                                      FOR

                        SPECIAL MEETING OF STOCKHOLDERS
                                OCTOBER 21, 1997
                            ------------------------

     This Prospectus and Proxy Statement (the "Prospectus" or "Prospectus and Proxy Statement") relates to a special meeting of stockholders (the "Special Meeting") of ACC Consumer Finance Corporation, a Delaware corporation ("ACC" or the "Company"). At the Special Meeting, stockholders will consider the proposed merger (the "Merger") of Household Auto Corporation, a Delaware corporation ("HAC"), which is a wholly-owned subsidiary of Household International, Inc., a Delaware corporation ("Household International"), with and into ACC. If the Merger is consummated, each outstanding share of the Company's common stock, par value $0.001 per share (the "Company Common Stock"), will be converted into (a) cash ranging between $2.00 and $4.00 (excluding cash being paid in lieu of fractional shares as noted below), plus (b) a fraction of a share of Household International's common stock, par value $1.00 per share (the "HI Stock"), valued between $18.00 and $20.00 per share of Company Common Stock. The amount of HI Stock to be delivered for each share of Company Common Stock will be based upon an Exchange Ratio (as defined herein) equal to a percentage which would cause the total consideration for each share of Company Common Stock to have a value, including the cash to be paid as noted above, equal to $22.00 per share. The HI Stock will be valued based upon the sum of the daily volume weighted average price per share of HI Stock as reported on the Bloomberg Equity AQR Screen ("Bloomberg") for each of the ten Trading Days (as defined herein) ending on the Expiration Date (as defined herein) (the "HI Stock Valuation Period"), divided by ten. Only whole shares of HI Stock will be issued to a holder of Company Common Stock with cash being paid in lieu of fractional shares. Although the value to be paid for each share of Company Common Stock is fixed at $22.00 per share, the Exchange Ratio is not fixed. The amount of cash to be paid for each share of Company Common Stock, if greater than $2.00, will be determined by Household International no later than the day immediately preceding the HI Stock Valuation Period. However, in certain circumstances Household International may be required, if possible, to adjust the cash to be paid to each holder of Company Common Stock at the Effective Time (as defined herein) in order to maintain the intended tax treatment of the Merger. The number of shares of HI Stock a holder of shares of Company Common Stock will be entitled to shall not be determined until the close of business on the Trading Day immediately preceding the date of the Special Meeting (the "Expiration Date"). Holders of shares of Company Common Stock may obtain the volume weighted average prices per share of HI Stock as reported on Bloomberg through any day during the HI Stock Valuation Period by calling the telephone number set forth on page 2 of this Prospectus.

     The Prospectus and Proxy Statement does not cover any resales of HI Stock received by affiliates of the Company upon consummation of the Merger and no person is authorized to make use of this Prospectus and Proxy Statement in connection with any such resale.

     The HI Stock is, and the shares of HI Stock being offered hereby will be listed and traded on the New York Stock Exchange. The closing price of the HI Stock on the New York Stock Exchange on September 12, 1997 was $111 5/16.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                            ------------------------

     The Special Meeting will be held on October 21, 1997 at 9:00 a.m., local time, at the offices of Wilmer, Cutler & Pickering, 2445 M Street, N.W., Washington, D.C. 20037, to consider a proposal to approve and adopt the Merger Agreement (as hereinafter defined) and approve the Merger.

                            ------------------------

     The date of this Prospectus and Proxy Statement is September 16, 1997.

     THIS PROSPECTUS AND PROXY STATEMENT CONSTITUTES A PROSPECTUS OF HOUSEHOLD INTERNATIONAL WITH RESPECT TO SHARES OF HI STOCK TO BE ISSUED IN THE MERGER IN EXCHANGE FOR SHARES OF COMPANY COMMON STOCK.

     THIS PROSPECTUS AND PROXY STATEMENT CONTAINS IMPORTANT INFORMATION. HOLDERS OF SHARES OF COMPANY COMMON STOCK ARE URGED TO READ THIS PROSPECTUS AND PROXY STATEMENT CAREFULLY BEFORE DECIDING HOW TO VOTE THEIR SHARES WITH RESPECT TO THE MERGER AND MERGER AGREEMENT.

     THIS PROSPECTUS AND PROXY STATEMENT INCORPORATES DOCUMENTS OF HOUSEHOLD INTERNATIONAL BY REFERENCE THAT ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS ARE AVAILABLE UPON REQUEST FROM:

                          PAUL R. SHAY, ASSISTANT GENERAL COUNSEL
                            AND CORPORATE SECRETARY
                          HOUSEHOLD INTERNATIONAL, INC.
                          2700 SANDERS ROAD
                          PROSPECT HEIGHTS, ILLINOIS 60070
                          TELEPHONE: (847) 564-6989

     IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY OCTOBER 7, 1997.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND PROXY STATEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, HOUSEHOLD INTERNATIONAL OR HAC. THIS PROSPECTUS AND PROXY STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY FROM ANY PERSON, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION WHERE SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL.

     NEITHER THE DELIVERY OF THIS PROSPECTUS AND PROXY STATEMENT NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE AFFAIRS OF THE COMPANY, HOUSEHOLD INTERNATIONAL OR HAC OR THEIR RESPECTIVE SUBSIDIARIES, OR ANY CHANGE IN THE INFORMATION CONTAINED HEREIN, SINCE THE DATE HEREOF.

     ALL INFORMATION CONTAINED HEREIN WITH RESPECT TO HOUSEHOLD INTERNATIONAL OR HAC HAS BEEN PROVIDED BY HOUSEHOLD INTERNATIONAL, AND THE COMPANY IS RELYING UPON THE ACCURACY OF THAT INFORMATION. ALL INFORMATION CONTAINED HEREIN WITH RESPECT TO THE COMPANY HAS BEEN PROVIDED BY THE COMPANY, AND HOUSEHOLD INTERNATIONAL AND HAC ARE RELYING UPON THE ACCURACY OF THAT INFORMATION.

                               TABLE OF CONTENTS

                                       PAGE
                                       ----
Available Information................    4
Incorporation of Certain Documents by
  Reference..........................    4
Prospectus Summary...................    5
  Introduction.......................    5
  The Company........................    5
  Household Auto Corporation.........    6
  Household International............    7
  Selected Financial Data............    8
  Comparative Per Share Data.........    9
  The Merger.........................   10
The Special Meeting of the Company
  Stockholders.......................   14
Market and Trading Information.......   15
The Merger...........................   16
  General............................   16
  Conduct of Business Pending
     the Merger......................   17
  Operations After the Merger........   17
  Effect of the Merger
     on the Company Employee
     Benefit Plans and
     Options.........................   18
  Interest of Certain Persons in the
     Merger..........................   18
  Resales by Affiliates..............   20
  Background of and Company Reasons
     for the Merger..................   21
  Recommendation of the Company's
     Board of Directors..............   22
  Material Contacts and Board
     Deliberations...................   22
  Opinion of the Company's Financial
     Advisor.........................   24
  Household International Reasons for
     the Merger......................   27
  Conditions to the Merger;
     Amendment; Termination..........   27
  Certain Federal Income Tax
     Consequences....................   29
  Conversion of Shares and Exchange
     of Certificates.................   33

                                       PAGE
                                       ----
  Fractional Shares..................   34
  Accounting Treatment...............   34
  Required Regulatory Approvals......   34
  Transfer and Exchange Agents.......   34
  Appraisal Rights of Company
     Stockholders....................   34
Household International..............   35
  Description of Household
     International...................   35
  Selected Financial Data............   37
Description of Household
     International Capital Stock.....   39
  General............................   39
  Preferred Stock....................   39
  Description of Authorized Series of
     Preferred Stock.................   40
  Common Stock.......................   43
  Preferred Share Purchase Rights....   43
  Dividends..........................   43
  Special Charter Provisions.........   44
The Company..........................   44
  Description of the Company.........   44
  Selected Company Financial
     Information.....................   58
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations......................   60
Management of the Company............   72
Principal Stockholders of the
  Company............................   76
Legal Matters........................   77
Experts..............................   77
Index to Defined Terms...............   78
Consolidated Financial Statements of
  the Company........................  F-1
Annex A -- Copy of Merger
  Agreement..........................  A-1
Annex B -- Copy of Section 262 of
  DGCL...............................  B-1
Annex C -- Copy of Fairness Opinion
  from Credit Suisse First Boston
  Corporation........................  C-1

                             AVAILABLE INFORMATION

     Each of Household International and the Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, New York, New York 10048, and may also be accessed through the World Wide Web site maintained by the Commission at http://www.sec.gov. Copies of such material can also be obtained at prescribed rates by writing to the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, the HI Stock is listed on the New York Stock Exchange ("NYSE") and the Chicago Stock Exchange and such reports, proxy statements and other material concerning Household International can be inspected at the offices of the New York Stock Exchange, Inc. 20 Broad Street, New York, New York 10005, and the Chicago Stock Exchange, 440 South LaSalle Street, Chicago, Illinois 60605. The Company Common Stock is included for quotation on the Nasdaq Stock Market National Market System ("NASDAQ-NMS") and such reports, proxy statements and other information concerning the Company can be inspected at the offices of the National Association of Securities Dealers, Inc. 1735 K Street, N.W., Washington, D.C. 20006.

     Household International has filed with the Commission a registration statement on Form S-4 (together with any amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the HI Stock to be issued pursuant to the Merger. This Prospectus does not contain all information set forth in the Registration Statement and exhibits thereto. Such additional information may be inspected and copied as set forth above. Statements contained in this Prospectus relating to any contract or document incorporated into this Prospectus by reference are not necessarily complete, and in each instance reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement or such other document incorporated into the Registration Statement, each such statement being qualified in all respects by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents have been filed by Household International (File No. 1-8198) with the Commission pursuant to the Exchange Act and are incorporated herein by reference and made a part of this Prospectus:

     (a) Household International's Annual Report on Form 10-K for the fiscal year ended December 31, 1996;

     (b) Household International's Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 1997; and

     (c) Household International's Current Reports on Form 8-K dated January 23, February 10, May 23, June 20 and June 23, 1997.

     All documents filed by Household International with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the date of the Special Meeting shall be deemed to be incorporated herein by reference and made a part of this Prospectus from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                               PROSPECTUS SUMMARY

     The following summary is not intended to be complete and is qualified in its entirety by reference to the more detailed information contained elsewhere in this Prospectus and Proxy Statement and the documents incorporated by reference herein.

                                  INTRODUCTION

     Household Auto Corporation, a Delaware corporation ("HAC"), and Household International, Inc., a Delaware corporation ("Household International"), have entered into an Agreement and Plan of Merger dated as of August 24, 1997 (the "Merger Agreement") with ACC Consumer Finance Corporation, a Delaware corporation ("ACC" or the "Company"). Pursuant to the Merger Agreement, HAC will merge with and into ACC and ACC will become a wholly-owned subsidiary of Household International (the "Merger"). As a result of the Merger all of the outstanding shares of the Company's common stock, par value $0.001 per share (the "Company Common Stock") will be converted into the right to receive the Merger Consideration. The "Merger Consideration" shall be a combination of cash (ranging between $2.00 to $4.00) and a fraction of a share of Household International common stock, par value $1.00 per share (the "HI Stock"), the sum of which will be valued at $22.00 per share of Company Common Stock. No interest will be paid with respect to the Merger Consideration.

     This Prospectus and Proxy Statement is being furnished in connection with the solicitation of proxies by the Board of Directors of the Company, to be voted at a Special Meeting of Stockholders of the Company to be held on October 21, 1997 at 9:00 a.m., local time at the offices of Wilmer, Cutler & Pickering, 2445 M Street, N.W., Washington, D.C. 20037 and at any adjournment or postponement thereof (the "Special Meeting") for the purpose of approving and adopting the Merger Agreement and approving the Merger.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY DETERMINED THAT THE MERGER IS FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY'S STOCKHOLDERS, HAS UNANIMOUSLY APPROVED AND ADOPTED THE MERGER AGREEMENT AND APPROVED THE MERGER AND UNANIMOUSLY RECOMMENDS THAT THE COMPANY'S STOCKHOLDERS APPROVE AND ADOPT THE MERGER AGREEMENT AND APPROVE THE MERGER.

                                  THE COMPANY

     The Company specializes in the indirect financing of automobile installment contracts ("Contracts"), originated primarily by franchised automobile dealers, for consumers who pose credit risks due to past credit problems, limited or no credit histories and/or low incomes ("Non-Prime Borrowers"). These consumers are unlikely to qualify for financing from traditional automobile financing sources such as commercial banks, savings and loans, credit unions and the captive finance companies of automobile manufacturers. Through its financing program, the Company provides automobile dealers ("Dealers") with a source of financing for Non-Prime Borrowers.

     The Company was founded by three senior executives with extensive experience in credit evaluation, asset securitization and collections. The Company has experienced significant growth since its formation in July 1993. From June 30, 1996, to June 30, 1997, the outstanding balance of Contracts serviced by the Company increased from $173 million to $396 million, or 129%. The volume of Contracts purchased by the Company increased to $197 million during the six-month period ended June 30, 1997, from $79 million during the six-month period ended June 30, 1996, or 149%. During the six-month period ended June 30, 1997, the Company reported income before extraordinary loss of $4.6 million and net income of $3.6 million compared to net income of $1.9 million for the six-month period ended June 30, 1996.

     The automobile finance market is one of the largest consumer finance markets in the United States, with approximately $393 billion in outstanding credit as of June 1997. Since its formation, the Company has targeted the highly fragmented non-prime segment of this market. The Company's business plan focuses on the following strategies:

     MARKET FOCUS. The Company targets major metropolitan areas and expands into those markets in which it can recruit salespeople with non-prime lending experience. The Company believes that major metropolitan areas provide concentrations of high volume Dealers that can be effectively serviced by its regional sales managers. The Company attempts to develop a broad Dealer base to avoid dependence on a limited number of Dealers.

     LATE-MODEL USED VEHICLE CONTRACTS FROM FRANCHISED DEALERS. The Company's financing program targets the purchase of Contracts for late-model used vehicles that are originated by franchised Dealers. The Company believes that late-model used vehicles represent the largest segment of the used vehicle market, while posing less risk of default due to mechanical problems than do older used vehicles. The Company targets franchised Dealers because the financial requirements and customer service standards imposed on these dealers by automobile manufacturers generally result in a high level of financial stability and customer satisfaction. As a result, the Company believes, in general, Contracts from these Dealers expose the Company to less risk of Dealer misrepresentation and lower levels of borrower default than those from non-franchised Dealers.

     CREDIT SCORING AND RISK MANAGEMENT SYSTEM. In order to manage the higher risks associated with Non-Prime Borrowers, the Company maintains a database that tracks key underwriting parameters for each Contract purchased. This database is used to statistically compare the characteristics of performing Contracts to those of nonperforming Contracts. Using this analysis, the Company periodically refines and enhances the proprietary credit scoring system used by its credit officers. The Company believes that this approach to credit evaluation allows the Company to offer to Dealers a series of different pricing programs tied to the expected economic value of each program to the Company. In addition, the Company has assigned designated lending limits for each credit officer.

     CREDIT PERFORMANCE AND ALLOWANCE FOR CONTRACT LOSSES. The Company monitors its delinquencies and charge-offs and attempts to maintain an adequate allowance for losses on its Contracts held-for-investment as well as excess servicing receivables. The Company typically permits only one extension of 30 days or more over the term of a Contract and the Company neither restructures Contracts nor forebears any payments on Contracts.

     REGIONAL CREDIT CENTERS. The Company has regional credit centers in Atlanta, Georgia; Dallas, Texas; Miami, Florida; Newark, Delaware; St. Louis, Missouri; and San Diego, California to process and approve applications from the 33 (as of August 31, 1997) states in which the Company directly markets its program. The Company believes this regional structure meets the Company's Dealer service objectives without sacrificing economies of scale and operating controls.

     CENTRALIZED FUNDING AND COLLECTION MANAGEMENT. The Company currently manages its Contract funding and collection activities primarily from its headquarters in San Diego. Through this central operation, the Company conducts an extensive pre-funding verification process of 100% of the Contracts, which typically includes a direct telephone interview with the borrower. The Company also monitors the performance of each of its Dealers and conducts a post-funding quality control review of a random sample of 5% of all Contracts purchased. The Company pursues a collection strategy of early and frequent contact with delinquent borrowers using a high-penetration autodialer to begin contacting borrowers who become six days delinquent.

     ASSET SECURITIZATIONS. The Company issues asset-backed securities to redeploy capital, reduce its interest rate risk and recognize gains from the sale of the Contracts.

     The Company became a public company in May 1996. The Company's executive offices are located at 12750 High Bluff Drive, Suite 320, San Diego, California 92130, and its telephone number is (619) 793-6300.

                           HOUSEHOLD AUTO CORPORATION

     HAC is a Delaware corporation and a wholly-owned subsidiary of Household International. HAC was incorporated on August 20, 1997 for the express purpose of consummating the Merger with the Company. HAC's principal executive offices are at 2700 Sanders Road, Prospect Heights, Illinois 60070, and its telephone number is (847) 564-6150.

                            HOUSEHOLD INTERNATIONAL

     Household International, through its subsidiaries, is a leading provider of consumer lending products to "middle-market consumers" in the United States, Canada and the United Kingdom. Household International offers a diversified line of lending products to consumers including home equity loans, VISA/MasterCard* and private-label credit cards, student loans and other unsecured loans. Household Finance Corporation ("HFC"), a subsidiary of Household International, is the oldest consumer finance company in the United States, with operations dating back to 1878. At June 30, 1997, Household International served approximately 22 million customer accounts with $44.6 billion in managed (owned and serviced with limited recourse) receivables and $24.8 billion in owned receivables. Household International believes it is one of the largest providers of home equity loans and of private-label credit cards in the United States. As of June 30, 1997, Household International has been ranked as the sixth largest VISA/MasterCard issuer in the United States. Household International originates loans through multiple channels of distribution, including branch offices (approximately 630 in the United States at June 30, 1997), direct mail, telemarketing, and alliances. From 1992 to 1996, Household International's managed receivables in its core businesses have grown from $20.2 billion to $40.9 billion and earnings per share have increased at least 20 percent each year, from $1.93 in 1992 to $5.30 in 1996. Household International's managed basis efficiency ratio has decreased from 52.7% for 1994 to 40.8% for 1996. Household International's 1996 return on average common shareholders' equity was 18.9%. (See "Household International -- Selected Financial Data")

     Commencing in 1994 Household International initiated actions to further narrow its focus on higher return consumer lending businesses. Household International implemented tighter expense management and emphasized growth in the branch-based consumer finance business and credit card operations. In addition, Household International discontinued operations in mortgage banking and consumer banking and disposed of its individual life insurance and annuity product lines. As part of its strategic goal to focus on its higher-return businesses, during June 1997 Household International acquired the capital stock of Transamerica Financial Services Holding Company ("TFS"), the branch-based consumer finance subsidiary of Transamerica Corporation. The acquisition increased Household International's portfolio of secured loans by approximately $3.1 billion and managed receivables by approximately $3.2 billion, and enabled HFC to reach many new markets and customers in the United States, Canada and the United Kingdom and to achieve additional penetration in existing markets.

     In June 1997, Household International completed a public underwritten offering of 9.1 million shares of HI Stock for approximately $1.0 billion. Net proceeds from the offering were used to repay certain short-term borrowings incurred in connection with the acquisition of TFS.

     The principal executive offices of Household International are at 2700 Sanders Road, Prospect Heights, Illinois 60070, and its telephone number is
(847) 564-5000.
---------------
*VISA and MasterCard are registered trademarks of VISA USA, Inc. and MasterCard
 International,
 Incorporated, respectively.

                            SELECTED FINANCIAL DATA

     The following table presents on a historical basis selected consolidated financial data for the Company and Household International, for the six months ended June 30, 1996 and 1997 and for each of the years in the five years ended December 31, 1996 for Household International, and for each of its audited periods since its inception for the Company. This financial data is based on the consolidated financial statements of the Company and Household International, respectively, incorporated herein by reference or included in this Prospectus and Proxy Statement. See "Incorporation of Certain Documents by Reference," "Household International -- Selected Financial Data" and "Consolidated Financial Statements of the Company."

                                                                                                      AT OR FOR THE SIX
                                              AT OR FOR THE YEAR ENDED DECEMBER 31,                 MONTHS ENDED JUNE 30,
                                  --------------------------------------------------------------   -----------------------
                                     1992         1993       1994(1)        1995         1996         1996         1997
                                  ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
Total income (loss) before taxes
  and extraordinary loss:
  Company.......................  $       --   $       --   $   (3,580)  $    3,675   $    8,792   $    3,319   $    7,928
  Household International.......     278,000      450,700      528,300      753,700      822,300      359,900      430,800
Extraordinary loss, net of
  income tax benefit:
  Company.......................          --           --           --           --           --           --       (1,038)
Net income (loss):
  Company.......................          --           --       (3,580)       3,466        5,100        1,925        3,560
  Household International.......     190,900      298,700      367,600      453,200      538,600      235,100      281,800
Income (loss) per common share:
  Company(2)
    Before extraordinary loss...          --           --           --         0.61         0.68         0.29         0.54
    Extraordinary loss..........          --           --           --           --           --           --        (0.12)
                                  ----------   ----------   ----------   ----------   ----------   ----------   ----------
      Total Company.............          --           --           --         0.61         0.68         0.29         0.42
  Household International.......        1.93         2.85         3.50         4.30         5.30         2.30         2.78
Historical cash dividends
  declared per common share:
  Company.......................          --           --           --           --           --           --           --
  Household International.......        1.15         1.18         1.23         1.31         1.46         0.68         0.78
Total assets -- owned (end of
  period):
  Company.......................          --           --       42,332       46,909       64,633       53,943       96,922
  Household International.......  31,128,400   32,961,500   34,338,400   29,218,800   29,594,500   29,827,400   31,201,100
Total assets -- managed (end of
  period):(3)
  Company.......................          --           --       42,332      133,708      290,008      202,233      447,771
  Household International.......  39,074,700   42,789,300   46,833,500   44,103,400   48,120,900   46,705,400   51,013,700
Total shareholders' equity (end
  of period):(4)
  Company.......................          --           --          898        6,285       24,520       21,222       30,532
  Household International.......   1,845,600    2,398,300    2,520,400    2,970,900    3,321,200    3,079,500    4,468,600

------------------------

(1) Represents information for the Company as of or for the period from July 15, 1993 (inception) through June 30, 1994 and the six-month transition period ended December 31, 1994. Effective as of January 1, 1995, the Company changed its fiscal year end from June 30 to December 31. Each of the periods ended June 30, 1994, December 31, 1994, December 31, 1995 and December 31, 1996 is an audited period.

(2) Due to the significant changes in the capital structure of the Company upon the closing of its initial public offering, historical net loss per share prior to the year ended December 31, 1995 is not presented.

(3) Total assets -- managed represents owned assets and the outstanding balance of receivables serviced with limited recourse.

(4) The Company's shareholders' equity includes redeemable preferred stock which was converted to common stock during 1996.

    Household International's total shareholders' equity at December 31, 1995 and 1996 and June 30, 1996 and 1997 includes common shareholders' equity, preferred stock and company obligated mandatorily redeemable preferred securities of subsidiary trusts. Total shareholders' equity excludes convertible preferred stock that was fully converted or redeemed during 1995.

                           COMPARATIVE PER SHARE DATA

     The following table sets forth historical per common share net income, cash dividends, book value and market value of: (1) Household International and (2) the Company and pro forma equivalent per common share data of the Company, calculated by multiplying historical per share data of Household International by the Exchange Ratio (as defined herein) assuming (i) a value of $20.00 for HI Stock for the Merger Consideration, and (ii) an HI Stock price equal to $111 5/16 per share (the closing price of HI Stock on the NYSE on September 12, 1997). The information set forth below should be read in conjunction with the selected historical financial data included elsewhere in the Prospectus and Proxy Statement.

                                                                 HOUSEHOLD                     PRO FORMA
                                                               INTERNATIONAL    THE COMPANY    EQUIVALENT
                                                               -------------    -----------    ----------
Net income per common share:
  Year ended December 31, 1996.............................        $5.30           $0.68         $0.95
  Six months ended June 30, 1997...........................         2.78            0.54(1)       0.50
Cash dividends per common share:
  Year ended December 31, 1996.............................         1.46              --          0.26
  Six months ended June 30, 1997...........................         0.78              --          0.14
Book value per common share as of:
  December 31, 1996........................................        30.30            2.96          5.44
  June 30, 1997............................................        38.83            3.60          6.98
Market value per common share as of August 22, 1997(2).....     116 5/16(3)       15 3/4(4)      20.90
Market value per common share as of September 12, 1997.....     111 5/16(3)       21 1/4(4)      20.00

------------------------
(1) Before extraordinary loss of $1.0 million related to extinguishment of repurchase facility.

(2) The Trading Day (as defined herein) immediately preceding public announcement of the execution of the Merger Agreement.

(3) Based on the closing price of HI Stock as reported on the NYSE.

(4) Based on the closing price of the Company Common Stock as reported on the NASDAQ-NMS.

                                   THE MERGER

THE MERGER......................   The Merger Agreement, which is attached to
                                   this Prospectus and Proxy Statement as Annex
                                   A, provides that, if approved by the holders of a majority of the Company Common Stock and if all other conditions set forth in the Merger Agreement are satisfied, HAC will be merged with and into the Company (the
                                   "Merger") no later than the first business day after satisfaction of such conditions
                                   (the "Effective Time"). Following
                                   consummation of the Merger, the Company will continue as the surviving corporation and will be a wholly-owned subsidiary of Household International. See "The Merger --
                                   General" and "-- Operations After the
                                   Merger."

                                   At the Effective Time each share of Company
                                   Common Stock, except for those shares as to which appraisal rights have been perfected in accordance with applicable laws, will be converted into a fraction of a share of HI Stock valued between $18.00 and $20.00 plus cash in the amount ranging from $2.00 to $4.00 (the "Merger Consideration"). The value of the Merger Consideration will be equal to $22.00 per share. No interest will be paid on any component of the Merger Consideration.

                                   The "Exchange Ratio" used for determining the HI Stock component of the Merger Consideration shall be (i) the dollar value of the Merger Consideration payable in HI Stock, divided by (ii) the sum of the daily volume weighted average price per share of HI Stock as reported on the Bloomberg Equity AQR Screen ("Bloomberg") for each of the ten Trading Days ending on the Expiration Date (the "HI Stock Valuation Period"), divided by ten. The amount of the cash component of the Merger Consideration, if greater than $2.00, will be determined by Household International no later than the day immediately preceding the HI Stock Valuation Period. Once the Exchange Ratio is determined, the value of HI Stock, both before and after the Effective Time, is subject to market value fluctuations. See "Market and Trading Information." Notwithstanding the foregoing however, in certain circumstances Household International may be required to adjust the cash component of the Merger Consideration at the Effective Time in order to maintain the intended tax treatment of the Merger, if possible. See "The Merger -- Certain Federal Income Tax Consequences." A "Trading Day" shall be any day on which HI Stock is traded on the NYSE. The "Expiration Date" shall be the Trading Day for HI Stock immediately preceding the date of the Special Meeting. See "The Merger -- General."

                                   Consummation of the Merger is subject to the satisfaction or waiver of various conditions, including compliance by each party with its respective covenants and the accuracy of each party's respective representations and warranties. Under certain conditions the Merger Agreement may be terminated by either party. See "The Merger -- Conditions to the Merger; Amendment; Termination" for a more complete discussion of the foregoing.

FRACTIONAL SHARES...............   No certificates representing fractional
                                   shares of HI Stock will be issued to holders of shares of Company Common Stock as a result of the Merger. Holders of shares of Company Common Stock who would otherwise be entitled to receive fractional shares of HI
                                   Stock will receive additional cash in lieu of such fractional shares based upon the Exchange Ratio of the HI Stock. See "The
                                   Merger -- Fractional Interests."

VOTING RIGHTS AND VOTE
REQUIRED........................   All holders of Company Common Stock as of
                                   September 12, 1997 (the "Record Date") are entitled to vote at the Special Meeting.
                                   Holders of not less than a majority of the outstanding shares of the Company Common
                                   Stock entitled to vote must vote in favor of the Merger Agreement and the Merger in order for the transaction to be approved. The
                                   Company expects, based upon voting
                                   agreements, that senior management and
                                   holders of the Company Common Stock
                                   representing approximately 71% of the
                                   outstanding shares will vote in favor of the Merger. It is not necessary for the stockholders of Household International to approve the transaction. See "The Special
                                   Meeting of the Company Stockholders," "The
                                   Merger -- Background of and Company's Reasons for the Merger" and "-- Interest of Certain
                                   Persons in the Merger."

RECOMMENDATION OF ACC BOARD OF
DIRECTORS.......................   The Board of Directors of the Company has
                                   unanimously approved and adopted the Merger
                                   Agreement and approved the Merger, and
                                   recommends a vote FOR approval and adoption of the Merger Agreement and FOR approval of the Merger by the stockholders of the Company.

APPRAISAL RIGHTS................   Holders of shares of Company Common Stock may
                                   demand appraisal rights in accordance with
                                   Section 262(d)(1) of the General Corporation
                                   Law of the State of Delaware ("DGCL"). To perfect any right of appraisal a holder of shares must, prior to any stockholder vote on the Merger, deliver a written demand for appraisal of his shares to the Company. In addition, any stockholder demanding an appraisal must not vote in favor of the Merger. If a stockholder demands appraisal rights, such stockholder's shares shall not be converted as described herein, but shall only be entitled to such rights and consideration as may be allowed by the DGCL.
                                   A copy of Section 262 of the DGCL is attached as Annex B to this Prospectus. See "The
                                   Merger -- Appraisal Rights of Company
                                   Stockholders."

REGULATORY APPROVAL.............   In order for the proposed transaction to be
                                   completed, approval must be obtained from the United States Federal Trade Commission and the United States Department of Justice pursuant to the Hart-Scott-Rodino Antitrust
                                   Improvement Act of 1976, as amended. It is anticipated that such federal agencies will approve the Merger, but no assurance can be given that such approval will be obtained.
                                   See "The Merger -- Required Regulatory
                                   Approvals."

MARKET PRICE OF HI STOCK........   HI Stock is listed on the NYSE and the
                                   Chicago Stock Exchange (symbol: HI). As of
                                   September 12, 1997, there were 106,886,874
                                   shares of HI Stock issued and outstanding.
                                   The reported closing sale price of the HI
                                   Stock on the NYSE on September 12, 1997 was
                                   $111 5/16 per share. See "Market and

                                   Trading Information" for information
                                   regarding historical trading prices of HI
                                   Stock.

MARKET PRICE OF COMPANY COMMON
STOCK...........................   The Company Common Stock is listed on
                                   NASDAQ-NMS (symbol: ACCI). As of September
                                   12, 1997, there were 8,502,853 shares of Company Common Stock issued and outstanding.
                                   The reported closing sale price of the
                                   Company Common Stock on NASDAQ-NMS on
                                   September 12, 1997 was $21 1/4 per share. See
                                   "Market and Trading Information" for
                                   information regarding historical trading prices of the Company Common Stock.

DELIVERY OF CERTIFICATES
REPRESENTING HI STOCK...........   If the Merger is consummated, Household
                                   International expects that certificates
                                   representing shares of HI Stock and checks in payment of the cash portion of the Merger
                                   Consideration will be delivered as soon as practicable after the Effective Time and receipt by Harris Trust & Savings Bank (the
                                   "Exchange Agent") of a letter of transmittal
                                   (the "Letter of Transmittal") from the
                                   stockholder delivering certificates
                                   representing shares of Company Common Stock converted in the Merger. The Letter of Transmittal, which will be available to all holders of Company Common Stock on the date of the Special Meeting, will be mailed to all holders of the Company Common Stock by the Exchange Agent as soon as practicable after the Special Meeting. See "The Merger --
                                   Conversion of Shares and Exchange of
                                   Certificates."

FEDERAL INCOME TAX
CONSEQUENCES....................   The Company, HAC and Household International
                                   intend that the Merger will constitute a reorganization within the meaning of Section
                                   368(a) of the Internal Revenue Code of 1986, as amended (the "Code"). Assuming that the Merger constitutes a reorganization, the portion of the Merger Consideration to be paid in HI Stock will be treated as a tax-free exchange. However, holders of shares of Company Common Stock participating in the Merger will recognize gain to the extent of the cash received in the Merger.
                                   Qualification of the Merger as a
                                   reorganization is subject to certain rules.
                                   If the Merger does not qualify as a
                                   reorganization, holders of Company Common
                                   Stock will be treated as having made a
                                   taxable sale of their shares. See "The Merger
                                   -- Certain Federal Income Tax Consequences."

FAIRNESS OPINION................   The Company's financial advisor, Credit
                                   Suisse First Boston Corporation ("CSFB"), has delivered to the Company's Board of Directors its written opinion that as of August 24, 1997, and based upon and subject to certain matters stated therein, the Merger
                                   Consideration was fair to the holders of the Company Common Stock from a financial point of view. The full text of CSFB's opinion, which sets forth assumptions made, matters considered and limitations on the review undertaken, is attached as Annex C to this Prospectus. See "The Merger -- Opinion of the
                                   Company's Financial Advisor."

INTEREST OF CERTAIN PERSONS
IN THE MERGER...................   Holders, including the Founders (as defined
                                   herein), representing approximately 71% of the outstanding shares of the Company Common
                                   Stock have agreed with Household
                                   International
                                   that they will vote all of the shares of Company Common Stock controlled by them to approve the Merger and to approve and adopt the Merger Agreement. In addition, directors of the Company and certain members of the Company's management have interests in the Merger in addition to any interests they may have as a stockholder of the Company generally. Their interests include ongoing employment with the Company as well as other benefits as described herein. The Board of Directors of the Company was aware of the interest of all such persons at the time it approved the Merger Agreement and recommended the Merger to the stockholders of the Company. See "The Merger -- Interest of
                                   Certain Persons."

ACCOUNTING TREATMENT............   Household International expects to account
                                   for the acquisition of the Company as a
                                   purchase under generally accepted accounting principles. See "The Merger -- Accounting
                                   Treatment."

FURTHER INFORMATION.............   Holders of shares of Company Common Stock who
                                   require information about the Merger or who have general questions regarding the Merger, including requests for additional copies of this Prospectus and Proxy Statement, the Proxy Card or the Letter of Transmittal, should contact Jack R. Cohen, Vice President
                                   -- General Counsel and Secretary, ACC
                                   Consumer Finance Corporation, 12750 High
                                   Bluff Drive, Suite 320, San Diego, California
                                   92130 (619/793-6300).

                THE SPECIAL MEETING OF THE COMPANY STOCKHOLDERS

DATE, TIME AND PLACE

     This Prospectus and Proxy Statement is being furnished to the holders of all of the Company's Common Stock (the only shares entitled to vote at any meeting of stockholders of the Company) in connection with the solicitation of proxies by the Board of Directors of the Company to be voted at the Special Meeting. The Special Meeting will be held on October 21, 1997, at 9:00 a.m. local time at the offices of Wilmer, Cutler & Pickering, 2445 M Street, N.W., Washington, D.C. 20037.

PURPOSE

     At the Special Meeting the holders of the Company Common Stock will vote on a proposal to adopt and approve the Merger Agreement and to approve the Merger.

RECORD DATE AND VOTE REQUIRED

     The Board of Directors of the Company has fixed the close of business on September 12, 1997 as the record date (the "Record Date") for determination of stockholders entitled to notice of and to vote at the Special Meeting. As of the Record Date, 8,502,853 shares of Company Common Stock were issued and outstanding with each share thereof entitling its holder to one vote on each matter submitted to the vote of stockholders at the Special Meeting. The presence in person or by proxy of the holders of a majority of the shares of Company Common Stock outstanding is required to constitute a quorum for the Special Meeting. Adoption and approval of the Merger Agreement and approval of the Merger require the affirmative vote of holders of not less than a majority of the outstanding shares of Company Common Stock entitled to vote thereon.

     Votes, whether in person or by proxy, will be counted and tabulated by inspectors appointed by the Company. The inspectors will treat shares of Company Common Stock represented by a properly executed and returned proxy as present at the Special Meeting for purposes of determining a quorum. An abstention or a broker non-vote will have the same effect as a vote against the proposals.

     Strome Offshore Limited, Strome Partners, L.P., Cargill Financial Services Corporation, Rocco J. Fabiano, Gary S. Burdick and Rellen M. Stewart (collectively, the "Covenanting Stockholders"), who as of the Record Date own approximately 71% of the outstanding Company Common Stock) have entered into agreements with Household International that obligate them to vote all shares of Company Common Stock they hold in favor of the proposal to adopt and approve the Merger Agreement and approve the Merger.

PROXIES

     The form of proxy for use at the Special Meeting accompanies this Prospectus and Proxy Statement. A stockholder may use a proxy whether or not he or she intends to attend the Special Meeting in person. The proxy may be revoked in writing by the person giving it at any time before it is exercised by notice to the Secretary of the Company, by executing and submitting a later dated proxy or by attending and voting in person at the Special Meeting. All proxies validly submitted and not revoked will be voted in the manner specified herein. IF NO SPECIFICATION IS MADE, THE PROXIES WILL BE VOTED IN FAVOR OF ADOPTION AND APPROVAL OF THE MERGER AGREEMENT AND APPROVAL OF THE MERGER. The Board of Directors of the Company is not aware of any other matters that may be presented for action at the Special Meeting, but if other matters do properly come before the meeting it is intended that the shares represented by the accompanying proxy will be voted by the persons named in the proxy in accordance with the recommendation of the Company's Board of Directors.

SOLICITATION OF PROXIES; EXPENSES

     Solicitation of proxies will be made in person, by mail or by telephone or telegraph by present directors, officers and employees of the Company for which no additional compensation will be paid. The Company will bear one-half of the cost of preparing this Prospectus and Proxy Statement, not including the solicitation of the proxies relating to the Special Meeting which will be borne solely by the Company, with the other half being paid for by Household International.

     This Prospectus and Proxy Statement is being mailed on or about September 19, 1997 to all holders of Company Common Stock on the Record Date.

RECOMMENDATION OF ACC BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS OF ACC HAS UNANIMOUSLY APPROVED AND ADOPTED THE MERGER AGREEMENT AND APPROVED THE MERGER, AND RECOMMENDS A VOTE FOR APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND FOR APPROVAL OF THE MERGER BY THE STOCKHOLDERS OF ACC.

                         MARKET AND TRADING INFORMATION

     The HI Stock is listed on the New York Stock Exchange (the "NYSE") and the Chicago Stock Exchange under the symbol "HI." The following table sets forth for the periods indicated the high and low sale prices per share of HI Stock on the NYSE, together with the dividends declared by Household International per share of HI Stock.

                                                                        COMMON               CASH
                                                                     STOCK PRICE           DIVIDENDS
                                                             ----------------------------  DECLARED
                                                                  HIGH           LOW       PER SHARE
                                                             --------------  ------------  ---------
YEAR ENDED DECEMBER 31, 1995
  First Quarter............................................  $ 45            $35  7/8        $.315
  Second Quarter...........................................    51 1/2         43  1/8         .315
  Third Quarter............................................    62             48  7/8         .340
  Fourth Quarter...........................................    68 3/8         54  1/4         .340
YEAR ENDED DECEMBER 31, 1996
  First Quarter............................................    71 1/2         52              .340
  Second Quarter...........................................    76 1/2         63              .340
  Third Quarter............................................    83 7/8         68  1/2         .390
  Fourth Quarter...........................................    98 1/8         82  1/2         .390
YEAR ENDED DECEMBER 31, 1997
  First Quarter............................................   108 1/4         85              .390
  Second Quarter...........................................   117 7/16        78  5/8         .390
  Third Quarter (through September 12, 1997)...............   130            108 7/16         .420

     Household International or its predecessor, HFC, has paid a regular quarterly cash dividend on HI Stock since 1926. Household International increased its quarterly dividend by $.05 to $.390 per share, effective with the third quarter of 1996, and to $.420 per share effective with the third quarter of 1997. Holders of HI Stock are entitled to receive dividends from funds legally available therefor, when, as and if declared by the Board of Directors of Household International, subject to the prior rights of holders of any shares of preferred stock of Household International. See "Description of Household International Capital Stock."

     The Company's Common Stock is listed on NASDAQ-NMS under the symbol "ACCI." The following table sets forth, from May 17, 1996 (the date the Company became publicly traded on NASDAQ-NMS) and for the periods indicated, the high and low sale prices per share of Company Common Stock on NASDAQ-NMS, together with the dividends declared by the Company per share.

                                                                        COMMON              CASH
                                                                     STOCK PRICE          DIVIDENDS
                                                              --------------------------  DECLARED
                                                                  HIGH          LOW       PER SHARE
                                                              ------------  ------------  ---------
YEAR ENDED DECEMBER 31, 1996
  May 17, 1996 -- June 30, 1996.............................  $ 9  5/8      $ 7  1/4          --
  Third Quarter.............................................    9  1/2        5  5/8          --
  Fourth Quarter............................................   10  1/8        8  3/8          --
YEAR ENDED DECEMBER 31, 1997
  First Quarter.............................................   12  7/8        8  3/8          --
  Second Quarter............................................   11  3/4        7  1/2          --
  Third Quarter (through September 12, 1997)................   22            11  1/8          --

     The execution of the Merger Agreement was publicly announced on August 25, 1997. The closing price per share for HI Stock and the Company Common Stock and the market value of Household International and the Company as of the close of business on August 22, 1997 (the last Trading Day for HI Stock and the Company Common Stock prior to the announcement) is set forth below:

                                                                  HOUSEHOLD
                                                                INTERNATIONAL       COMPANY
                                                                -------------       -------
Closing stock price per share...............................       $   116 5/16      $ 15 3/4
Aggregate market value (amount in millions).................       $12,423           $134

     The Exchange Ratio will not be fixed until the Expiration Date which will be one or two days prior to the Effective Time. Therefore, through the Expiration Date, changes in the market price of HI Stock will affect the fraction of HI Stock to be received by the stockholders of ACC in the Merger. Once the Exchange Ratio is fixed, changes in the market price of HI Stock will affect the dollar value of HI Stock to be received by the stockholders of ACC in the Merger. Following the Effective Time, the value of HI Stock received by the former Company stockholders will be subject to market value fluctuations due to factors that may differ from those that affected the Company Common Stock. Company stockholders are urged to obtain current market quotations for HI Stock and Company Common Stock prior to the Special Meeting.

                                   THE MERGER

     The information in this Prospectus and Proxy Statement concerning the terms of the Merger is a summary only and is qualified in its entirety by reference to the Merger Agreement, which agreement is attached as Annex A hereto.

GENERAL

     The Merger Agreement provides for the merger of HAC with and into the Company. At the Effective Time, with the exception of those shares as to which appraisal rights have been perfected in accordance with applicable laws, the outstanding shares of Company Common Stock will be converted into (a) cash in an amount ranging between $2.00 and $4.00, plus (b) a fraction of a share of HI Stock valued between $18.00 and $20.00 (the "Merger Consideration"). The value of the Merger Consideration will be $22.00 per share of Company Common Stock. However, the proportionate amounts of cash and HI Stock to be received for each share of Company Common Stock will be based upon (a) an Exchange Ratio (as defined below), (b) Household International's determination as to the amount of the cash component of the Merger Consideration and (c) any adjustment to the cash component of the Merger Consideration required to maintain the intended tax-free status of the transaction, if possible, as more fully described below. No later than the day preceding the HI Stock Valuation Period (as defined below), Household International will determine the amount of cash per share to be paid as a component of the Merger Consideration. Such amount will be no less than $2.00 or more than $4.00 per share of Company Common Stock. The amount of HI Stock to be paid for each share of Company Common Stock will be based upon the Exchange Ratio. The "Exchange Ratio" will equal (i) the value of the Merger Consideration that is payable in HI Stock, divided by (ii) the sum of the daily volume weighted average price per share of HI Stock as reported on the Bloomberg Equity AQR Screen ("Bloomberg") for the ten Trading Days ending on the Expiration Date (the "HI Stock Valuation Period"), divided by ten (the "Weighted Average Stock Price"). The HI Stock Valuation Period will begin on the 11th Trading Day preceding the scheduled date of the Special Meeting and end on the Expiration Date. An increase or decrease in the market price of HI Stock during the HI Stock Valuation Period will affect the Exchange Ratio and the number of shares of HI Stock issuable in the Merger. A "Trading Day" shall be any day on which the referenced security is traded on its principal exchange, which for HI Stock is the NYSE. The "Expiration Date" shall be the Trading Day for HI Stock immediately preceding the date of the Special Meeting.

     Since the cash component of the Merger Consideration is established prior to the HI Stock Valuation Period, in certain circumstances the cash component of the Merger Consideration could exceed the amount permissible under the Code in order for the Merger to be eligible for treatment as a tax-free exchange by the Company's stockholders. If such circumstances occur, at the Effective Time, Household International will adjust the cash component of the Merger Consideration downward to an amount sufficient, if possible, to permit the characterization of the Merger as a tax-free exchange (and there shall be a corresponding increase in the HI Stock consideration); provided, however, no such adjustment shall reduce the cash to be paid to holders of Company Common Stock whose shares are converted in the Merger to less than $2.00 per share. For information concerning the Federal income tax effects of the Merger for holders of Company Common Stock ("Company Common Stockholders"), refer to "-- Certain Federal Income Tax Consequences" herein.

     Holders of not less than a majority of the outstanding shares of Company Common Stock entitled to vote thereon must vote in favor of the approval of the Merger Agreement and the Merger in order for the transaction to be completed. Subject to such stockholder approval and the satisfaction of certain conditions and receipt of all requisite regulatory approvals, the Merger will become effective as soon as possible thereafter in accordance with the General Corporation Law of the State of Delaware ("DGCL") on the later to occur of (x) the filing with the Secretary of State of the State of Delaware of a certificate of merger and (y) that time, if any, subsequent to the time of such filing designated in the certificate of merger as the time the Merger shall become effective (the "Effective Time"). The parties have agreed that, unless a subsequent time and date is agreed to by Household International, HAC and the Company, the Effective Time will be no later than one business day after satisfaction of the conditions set forth in "-- Conditions to the Merger; Amendments; Termination" herein.

     The Boards of Directors of Household International, HAC and the Company have approved the Merger Agreement. Approval of the Merger Agreement by the stockholders of Household International is not required for consummation of the Merger.

CONDUCT OF BUSINESS PENDING THE MERGER

     Pursuant to the Merger Agreement, the Company has agreed to carry on its business until the Effective Time in substantially the same manner as conducted prior to the execution of the Merger Agreement. The Merger Agreement requires that the Company obtain the prior written consent of Household International prior to taking certain actions, including the issuance or redemption of any shares of Company Common Stock, the declaration or payment of any dividend with respect to Company Common Stock, entering certain agreements and making capital expenditures above specified thresholds.

OPERATIONS AFTER THE MERGER

     Upon the consummation of the Merger, HAC will be merged with and into the Company and the separate corporate existence of HAC will cease. The Company will be the surviving corporation in the Merger and upon completion of the Merger will be a wholly-owned subsidiary of Household International. Household

International expects that the Company's current officers and employees will be elected or appointed as the officers and employees of the surviving corporation following the Merger.

EFFECT OF THE MERGER ON THE COMPANY EMPLOYEE BENEFIT PLANS AND OPTIONS

     Under the terms of the Merger Agreement, each employee of the Company or its subsidiaries who continues as an employee following the Effective Time will be entitled, as a new employee of Household International or a subsidiary of Household International, to participate in such employee benefit plans or deferred compensation, bonus or incentive plans or other employee benefit or fringe benefit programs that may be in effect generally for similarly situated employees of Household International and its subsidiaries, provided such employee meets the eligibility tests of such plans and programs and is not participating in a similar plan which is maintained by the Company after the Effective Time. Household International will, for purposes of recognizing vesting and any age or period of service requirements for commencement of participation with respect to any plans or programs in which former employees of the Company may participate, credit such employee with his or her term of service with the Company and its subsidiaries. Notwithstanding the foregoing, Household International has the right to amend, modify or terminate any such plans or programs.

     As of September 12, 1997, options to purchase (a) 407,213 shares of Company Common Stock were outstanding under the Company's 1995 Stock Option Plan (the "Company Stock Options") and (b) 80,000 shares of Company Common Stock were outstanding under the Company's 1995 Directors Stock Option Plan (the "Director Stock Options"). Immediately following the Effective Time, all unexercised Company Stock Options will be assumed by Household International in accordance with the Company's 1995 Stock Option Plan and will be exercisable for the number of whole shares of HI Stock equal to the number of shares of Company Common Stock that were issuable upon exercise of such Company Stock Option multiplied by the number determined by dividing (x) $22.00 by (y) the Weighted Average Stock Price rounded down to the nearest whole cent (the "Option Exchange Ratio"). See "-- Interest of Certain Persons in the Merger" below. The exercise price for each share of HI Stock issuable upon exercise of the assumed options will be determined by dividing the exercise price for each Company Stock Option prior to its assumption by Household International by the Option Exchange Ratio, rounded up to the nearest whole cent. Prior to the Effective Time, the Company intends to solicit from employee holders of Company Stock Options offers to add a stock appreciation right ("SAR") feature to their option agreements, which offers the Company will be free to accept or reject. Provided the Company accepts such offers and the SARs are exercised prior to the Effective Time, then immediately prior to the Effective Time the holders of such SARs will receive for each option share, whether vested or unvested, cash in the amount of $22.00 less the option exercise price. Offers and exercises with respect to SARs will be in the discretion of the employee holders of Company Stock Options, and to the extent SARs are not exercised, the SARs will expire and the corresponding Company Stock Option will be assumed by Household International as described above. If the Company's stockholders approve the Merger, at the Effective Time all Director Stock Options granted prior to such date will become fully vested and exercisable and will be cancelled in exchange for an amount of cash per share equal to $14.75 (which is equal to the difference between $22.00 and the exercise price of all Director Stock Options at $7.25 per share).

INTEREST OF CERTAIN PERSONS IN THE MERGER

     General. As described below, directors and certain executive officers of the Company have interests in the Merger in addition to any interest they may have as stockholders of the Company generally. These interests include, among others, certain ongoing employee benefits as described below and indemnification rights under the Merger Agreement. The Company's Board of Directors was aware of the interests of all of such persons at the time it approved the Merger Agreement.

     Employment Agreements. As a condition to entering the Merger Agreement, Household International required that the Company's three principal executive officers, Messrs. Fabiano, Stewart and Burdick, (the "Founders") execute employment agreements (the "Employment Agreements"). The Employment Agreements will be effective as of the closing of the Merger and will supersede and replace the existing employment agreements the Founders have with the Company. See "The Company -- Management." The Employment

Agreements are intended to mitigate the uncertainties of future employment prospects for the Founders in connection with the Merger. Under the terms of the Employment Agreements, the Company agrees to employ the Founders for periods of one to three years following the closing of the Merger. The agreements with Messrs. Fabiano and Stewart also contain "evergreen" provisions which, until notice is provided to the contrary, automatically extend the term of the respective agreements each month so that there will be a continuing term of eighteen months. Each Employment Agreement provides for guaranteed minimum bonus payments in 1997 and Messrs. Fabiano's and Stewart's Employment Agreements also guarantee minimum bonus payments in 1998. Each Founder will receive options to purchase HI Stock that vest over four years in 25% increments. Each Employment Agreement provides for severance payments that are payable in the event the Founder resigns within six months of a change in control of Household International and the successor fails to expressly adopt the Employment Agreement. Messrs. Fabiano's and Stewart's Employment Agreements also provide severance payments if following a change in control of Household International or the Company, the Founder is assigned to a position of lesser status and Mr. Fabiano's agreement contains provisions for severance payments in additional circumstances. In connection therewith, each Founder has agreed with certain qualification to not accept employment with or invest in a competing non-prime auto lender during terms varying from two to five years after their employment with the Company ceases.

     Stockholder Agreements. Each of the Covenanting Stockholders has entered into agreements with Household International (the "Stockholder Agreements") to vote all shares of Company Common Stock held by them in favor of the Merger. The Covenanting Stockholders hold in the aggregate approximately 71% of the Company Common Stock. In the Stockholder Agreements, the Covenanting Stockholders have agreed that they will not exercise any appraisal rights, transfer their shares, grant any proxy, power-of-attorney or other authorization to vote such shares, or take any other action that would restrict or interfere with their obligations under the Stockholder Agreements. In addition, the Covenanting Stockholders have agreed not to initiate, encourage or participate in any discussion or negotiations concerning the submission of any competing takeover proposal. However, such agreements do not restrict the ability of the Company's directors and officers to fulfill their fiduciary duties to the Company. The Covenanting Stockholders have also granted irrevocable proxies to officers of Household International to vote such stockholders' shares of Company Common Stock against any proposed merger (other than the Merger), consolidation, tender offer, sale of assets, reorganization, or other action which would hinder or prevent the Merger. The Stockholder Agreements may be terminated in certain limited circumstances, which include the termination of the Merger Agreement in accordance with its terms.

     Extent of Agreements to Hold HI Stock. The Founders, who hold approximately 19% of the outstanding Company Common Stock, have agreed to hold all shares of HI Stock acquired in the Merger for one year and to hold 1/3 of such shares for three years. In consideration of this obligation, Household International has agreed to pay to the Founders on the first anniversary of the closing date of the Merger, a cash payment equal to 5% of the market value, calculated using the value of HI Stock determined for purposes of the Merger Consideration, of 2/3 of the shares of HI Stock acquired by such Founders in the Merger. Commitments to hold HI Stock after the Merger have not been secured from any other holders of Company Common Stock.

     Certain of the Company's stockholders controlling approximately 52% of the outstanding Company Common Stock have agreed prior to the Effective Time (i) to not sell, dispose of, purchase or acquire, any shares of HI Stock or Company Common Stock except that any such stockholder may hedge the aggregate number of shares of HI Stock that it is reasonably likely to receive pursuant to the Merger Agreement in compliance with the rules and regulations of the Securities Act and the Exchange Act, and (ii) to give written notice to Household International of any such hedging activity and the number of shares of HI Stock or Company Common Stock involved, if such activity occurs during the HI Stock Valuation Period.

     Stock Options. The Company has granted stock options to the Founders and other employees under a pre-existing stock option plan. As described under "-- Effects of the Merger on the Company Employee Benefits and Options," each Company Stock Option which is outstanding and unexercised as of the closing of the Merger will be assumed by Household International and will be exercisable for a certain number of shares of HI Stock determined in accordance with the Option Exchange Ratio. The Board of Directors of the Company has modified the Company Stock Options granted to the Executives so that each such option will be completely vested as of the Effective Time. The Company has also determined that the Founders and all other holders of Company Stock Options may request stock appreciation rights with respect to their outstanding options (whether currently vested or not) which would be paid in cash immediately prior to the closing of the Merger if accepted by the Company and exercised by the holder at a rate set forth in "-- Effects of the Merger on the Company Benefits and Options."

     The non-employee directors of the Company each hold options to purchase 20,000 shares of Company Common Stock at an exercise price of $7.25 per share. As of the Effective Time, all such options will become vested and will be cancelled in exchange for cash in the amount of $14.75 per share (which is equal to the difference between $22.00 per share and the $7.25 exercise price).

     Financial Advisory Fees. The Company has agreed to pay to Strome Susskind Investment Management, L.P. ("SSIM") a fee in the amount of $125,000 for consultation provided in connection with the Merger. Jeffrey E. Susskind, a director of the Company, is a Vice President and a director of the general partner of SSIM. Jeffrey S. Lambert, a director of the Company, is the Chief Financial Officer and a director of SSIM. The Company has entered certain other transactions with SSIM unrelated to the Merger.

     Director Fees. Each of the four non-employee directors of the Company will receive additional compensation of $75,000 in recognition of their additional advisory activities in connection with the Merger.

     Indemnification and Insurance. The Merger Agreement provides that Household International shall insure that all rights to indemnification and defense and all limitation of liability existing in favor of any person who was or is, or who becomes prior to the Effective Time, a director or officer of the Company or any of its subsidiaries (an "Indemnified Party"), as provided in the Company's certificate of incorporation and bylaws and similar governing documents of any of its subsidiaries or indemnification agreements, with respect to claims or liabilities arising from facts or events existing or occurring prior to the Effective Time, shall survive the Merger and shall continue in full force and effect. Household International further agreed to indemnify and defend each Indemnified Party to the fullest extent permissible by applicable law, against losses, expenses, claims, damages and liabilities paid in settlement of claims during such Indemnified Party's service as an officer or director of the Company at or prior to the Effective Time.

     Existing indemnification agreements between the Company and its directors will be maintained in full force and effect in accordance with their terms.

     The Merger Agreement further provides that, in the event of any actual claim, action, suit, proceeding or investigation based in whole or in part on, or arising in whole or in part out of, or pertaining to, the fact that a person was an Indemnified Party at or prior to the closing of the Merger (including those contemplated in the Merger Agreement) Household International will cause the Company, subject to the conditions set forth in the Merger Agreement, to indemnify, defend and hold harmless any Indemnified Party against any and all losses, claims, damages, liabilities, costs, expenses (including attorneys' fees and expenses), judgments and fines, and amounts paid in settlement, in connection with any such claim, action, suit, proceeding or investigation.

     The Company and its subsidiaries maintain in effect policies providing insurance coverage for their directors and officers. Pursuant to the Merger Agreement, Household International will cause the Company and its subsidiaries to maintain such current director and officer liability policies, or to replace such policies with policies providing terms which are no less advantageous to such directors and officers, with respect to actions or omissions occurring at or prior to the Effective Time for a period of five years after the Effective Time.

RESALES BY AFFILIATES

     The shares of HI Stock issuable to the Company's stockholders upon consummation of the Merger have been registered under the Securities Act, but such registration does not cover resales by any person who, directly or indirectly, controls or is controlled by, or is under common control with, the Company (the "Affiliates") at the time the Merger Agreement and Merger is presented to the Company's stockholders for approval. HI Stock received and beneficially owned by holders of Company Common Stock who are deemed to be Affiliates may be resold without registration as provided for by Rule 145 under the Securities Act, or as otherwise permitted by applicable laws.

     Rule 145(d) requires that persons deemed to be Affiliates resell their HI Stock pursuant to certain of the requirements of Rule 144 under the Securities Act if such HI Stock is sold within the first two years after the receipt thereof. After one year, if such person is not an affiliate of Household International and Household International is current in the filing of its periodic reports pursuant to the Exchange Act, a former Affiliate of the Company may freely resell the HI Stock received in the Merger without limitation. After two years from the issuance of the HI Stock, if such person is not an affiliate of Household International at the time of sale or for at least three months prior to such sale, such person may freely resell such HI Stock, without limitation, regardless of the status of Household International's periodic reports.

     The Company has agreed to use reasonable best efforts to cause each person who is at the Effective Time or was, at the time of the Special Meeting, an Affiliate to execute and deliver to Household International a written agreement to the effect that no sale will be made of any shares of HI Stock received in the Merger by such Affiliate except in accordance with the Securities Act (the "Affiliate Agreements"). The Affiliate Agreements provide that the HI Stock certificates issued to Affiliates of the Company in the Merger may contain an appropriate restrictive legend, and appropriate stock transfer orders may be given to the transfer agent for such certificates. Further, pursuant to the Affiliate Agreements each Affiliate who desires to resell the HI Stock received in the Merger must sell such HI Stock either (i) pursuant to an effective registration statement under the Securities Act, (ii) in accordance with the applicable provisions of Rule 145 under the Securities Act or (iii) in a transaction which, in the opinion of counsel for such Affiliate or as described in a "no-action" or interpretive letter from the Staff of the Commission, in each case reasonably satisfactory in form and substance to Household International, is exempt from the registration requirements of the Securities Act.

BACKGROUND OF AND COMPANY REASONS FOR THE MERGER

     Other than statements of historical fact, the statements made in this section, including without limitation, the statements as to the benefits expected to result from the Merger and as to the future financial performance and analyses performed by ACC's financial advisor, are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors. Factors that could cause or contribute to such differences include, without limitation, those discussed in "The Company" as well as those discussed elsewhere in this Prospectus and Proxy Statement.

     The Company's Board of Directors believes that the Merger is fair and in the best interests of the Company and its stockholders, and the Company's Board of Directors has unanimously approved the Merger Agreement and the Merger. In reaching this determination, the Company's Board considered a number of factors, including the following:

     (1) The Merger is expected to provide the Company's stockholders with HI Stock and cash at a significant premium over the market price for shares of Company Common Stock prevailing prior to the public announcement of the Merger.

     (2) Following the Merger, the Company's stockholders will be able to participate in the potential growth of Household International.

     (3) Based solely upon historical trading volumes of HI Stock and Company Common Stock, the Merger should provide the Company's stockholders with securities with greater liquidity than Company Common Stock.

     (4) Based upon the differing sizes and amounts of diversification of the businesses of the two companies, the Company believes that the Merger should provide the Company's stockholders with ownership in a stock with less inherent risk of stock price volatility, based upon economic or other factors adversely affecting the non-prime automobile finance sector generally, the credit performance problems of the Company's competitors, or other factors causing below expectation growth in the Company's earnings per share.

     (5) The Merger could reduce the risk that the price of Company Common Stock and the Company's access to capital could be adversely affected by negative events affecting the Company's competitors.

     (6) The Merger should provide the Company with greater access to capital at a lower cost of capital to support its ongoing growth in non-prime automobile consumer installment contract purchases, originations and servicing, thereby enhancing the Company's business.

     (7) By reducing its cost of capital, the Merger should enhance the Company's ability to compete with much larger non-prime automobile finance companies for installment contracts, with credit quality consistent with the Company's existing underwriting standards.

     In addition to the factors set forth above, in the course of its deliberations concerning the Merger, the Company's Board consulted with the Company's financial and legal advisors as well as the Company's management, and reviewed a number of other factors relevant to the Merger, including (i) reports from management and legal and financial advisors on specific terms of the Merger Agreement and ancillary transaction documents, (ii) the financial presentations made by Credit Suisse First Boston ("CSFB") and CSFB's opinion to the effect that, as of August 24, 1997, and based upon and subject to certain matters stated in the opinion, the Merger Consideration was fair, from a financial point of view, to the holders of Company Common Stock (See "-- Opinion of the Company's Financial Advisor"), (iii) information concerning the Company's and Household International's respective businesses, prospects, financial performances, financial conditions and operations, (iv) the expected tax treatment of the Merger, (v) the fact that the Merger Agreement would permit the Company's Board of Directors to terminate the agreement under certain circumstances and (vi) the termination fees potentially payable by the Company upon termination for certain reasons.

     The Company's Board also considered a number of potentially negative factors in its deliberations concerning the Merger, including (i) the risk that the transaction will not be a tax-free exchange with respect to the stock component of the Merger Consideration, (ii) the risks associated with obtaining necessary approvals of the Merger and the possibility that the Merger may not be consummated, (iii) the possibility of a decline in the value of HI Stock which is not fully adjusted for by the pricing formula or which occurs post-Merger; and (iv) the risk that the potential benefits of the Merger will not be realized. The Company's Board concluded that the benefits of the transaction to the Company and its stockholders outweighed the risks associated with the foregoing factors.

     The foregoing discussion of the information factors considered by the Company's Board in connection with the evaluation of the Merger is not intended to be exhaustive but is intended to include all of the material factors considered by the directors. In view of the factors considered by the Company's Board, the Company's Board did not find it practical to quantify or otherwise attempt to assign any relative or specific weights to the specific factors considered, and individual directors may have given differing weights to different factors.

RECOMMENDATION OF THE COMPANY'S BOARD OF DIRECTORS

     AT A SPECIAL MEETING OF THE COMPANY'S BOARD OF DIRECTORS HELD ON AUGUST 24, 1997, THE DIRECTORS UNANIMOUSLY DETERMINED THAT THE MERGER IS FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY AND ITS STOCKHOLDERS, UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE MERGER, AND UNANIMOUSLY RECOMMENDED APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND APPROVAL OF THE MERGER BY THE COMPANY'S STOCKHOLDERS.

MATERIAL CONTACTS AND BOARD DELIBERATIONS

     On May 1, 1997, a representative of JP Morgan & Co. ("JP Morgan") contacted the Company's Chairman of the Board and Chief Executive Officer ("CEO") on behalf of Household International and expressed Household International's interest in learning more about the Company. The Company's Board of Directors was subsequently apprised of this approach.

     On May 12, 1997, the Company's CEO and its Chief Operating Officer and Chief Financial Officer ("COO") met with JP Morgan to provide them with publicly available information concerning the Company.

     On June 4 and 5, 1997, the Company's CEO, President and COO met with members of Household International's management and JP Morgan to provide further publicly available information about the Company, its business and its business philosophy. There were no discussions of the specifics of any business transaction at this meeting.

     On June 16, 1997, the Company's CEO met with Household International's Group Executive -- Private Label, United Kingdom, Insurance, Canada, U.S. Consumer Banking and Auto Finance (the "Group Executive") to further discuss business philosophies and management issues.

     Later in June, after execution of a mutual non-disclosure agreement, CSFB began discussions with Household International and JP Morgan regarding valuation and structuring issues. Financial information about the Company was provided to Household International via CSFB and, at a meeting on July 1, 1997, among the Company's COO, members of Household International's management and each party's financial advisors, a range of values that might be acceptable to the Company's Board of Directors and major stockholders was discussed.

     On July 16, 1997, the Company's CEO, President and COO met with Household International's Group Executive and Chief Financial Officer. At this meeting a preliminary offer for a tax-free reorganization valued at $18 per share was presented by Household International. The Company's management indicated that an offer at that value was unlikely to be considered acceptable by the Company's Board or its major stockholders. Household International indicated that any higher offer would have to be preceded by a meeting between Household International's Chief Executive Officer and the Company's senior management.

     Following this meeting, the Company's CEO informally discussed the current status of negotiations with members of the Board, including representatives of major stockholders, and the Company's other major founding stockholder.

     On July 21, 1997, Household International's CEO, Chief Financial Officer and Group Executive met with the Company's senior management at the Company's headquarters. At this meeting the Company's senior management indicated that they believed a transaction would have to be priced at $22 per share or above to be approved by the Company's Board of Directors and the major stockholders.

     By letter dated July 25, 1997, and received on July 28, 1997, Household International proposed a tax-free reorganization at a fixed exchange ratio of
 .175 shares of HI Stock for each share of Company Common Stock, worth approximately $20.83 per share of Company Common Stock, based upon the closing price of HI Stock on July 24, 1997 of $119, with a collar of approximately $18 to $22 per share of Company Common Stock. Under this proposal, the Company's senior management stockholders would agree to "lock up" their shares for between one and two years with respect to two-thirds of the HI Stock received as merger consideration and five years with respect to one-third of such HI Stock. Senior management would be granted a total of 50,000 stock options under a Household International stock plan.

     On July 29, 1997, the Company's Board considered and rejected this offer. Discussions on July 30 and 31 failed to resolve differences in valuation and discussions were terminated on July 31.

     Discussions resumed shortly thereafter with the Company repeating the need for an offer of at least $22. During early August a number of conversations occurred between the managements of Household International and the Company and among the Company and its financial and legal advisors and among Household International and its financial and legal advisors to discuss deal structure.

     On August 7, 1997, Household International conveyed an offer of primarily HI Stock to be valued at $22 per share in a taxable transaction. Under this structure, members of the Company's management would agree to "lock up" their shares for one to three years but would receive 30% of their consideration in cash, which they could use to pay taxes. The other shareholders would receive a small component of cash and HI Stock with a total value of $22 per share, with the exchange ratio to be fixed either shortly before the Company's stockholder meeting, if any, or shortly before the closing of an exchange offer.

     During the week of August 10, Household International conducted a due diligence investigation of the Company.

     On August 14, 1997, a Company Board meeting was held at which the status and proposed terms of the transaction, including its structure, was reviewed. On August 15, 1997, following further discussions between the management of the Company and Household International and discussions among the financial and legal advisors of the Company and Household International, Household International offered to restructure the transaction as a tax-free reverse subsidiary merger, with a combination of cash and HI Stock. A preliminary draft of an Agreement and Plan of Merger was proposed, including a $10 million breakup fee in the event the transaction was terminated due to (i) failure of the Company to receive stockholder approval of the Merger, (ii) breach of any Company representations and warranties or comments and (iii) termination as a result of a subsequent offer that the Company's Board of Directors concluded required them to terminate the transaction with Household International to avoid breaching fiduciary duties.

     On August 18, 1997, the proposed terms of the transaction, including the structure, were reviewed by the Company's Board of Directors. Thereafter proposed changes to the transaction documents were conveyed to Household International.

     On August 19, 1997, the Household International Board approved the proposed transaction with the Company.

     During the period from August 20, and August 24, 1997, there were numerous daily phone calls and meetings among the Company's and Household International's management, certain major stockholders of the Company, and their respective legal and financial advisors, to negotiate the terms of definitive agreements, including, among others, the relative amounts of cash and stock consideration, the formula to be used to value HI Stock and determine the Exchange Ratio, the intention that the Merger constitute a tax-free reorganization, the treatment of outstanding stock options, condition issues and termination issues and termination fees.

     On August 24, 1997, a meeting of the Company's Board of Directors was held. The Board of Directors reviewed the transaction and reviewed presentations from its financial and legal advisors. At this meeting, the Company's Board of Directors received an oral opinion from CSFB to the effect that, as of such date, the consideration to be received by the stockholders of the Company was fair, from a financial point of view, to such stockholders. The Board of Directors unanimously authorized the management of the Company to complete the negotiations of definitive agreements consistent with the terms presented to the Board and to execute a definitive agreement. The definitive agreement was thereafter finalized and executed on August 24, 1997.

OPINION OF THE COMPANY'S FINANCIAL ADVISOR

General

     CSFB was retained by the Company to act as its exclusive financial advisor in connection with the Merger. CSFB is an internationally recognized investment banking firm and was selected by the Company based on CSFB's experience and expertise. As part of its investment banking business, CSFB regularly is engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

     In connection with CSFB's engagement, the Company requested that CSFB evaluate the fairness, from a financial point of view, of the consideration to be received by the stockholders of the Company in the Merger, taken as a whole. The form and amount of consideration to be received by the stockholders of the Company in the Merger was determined by arms'-length negotiations between the Company and Household International. On August 24, 1997, CSFB rendered to the Board of Directors of the Company its oral opinion, which was confirmed by its written opinion dated as of such date, to the effect that, as of such date and based upon and subject to certain matters stated therein, the consideration to be received by the stockholders of the Company in the Merger was fair to such stockholders from a financial point of view.

     The full text of CSFB's written opinion dated August 24, 1997, which sets forth the assumptions made, matters considered and limitations on the review undertaken, is attached as Annex C to this Prospectus and Proxy Statement and is incorporated herein by reference. Holders of the Company Common Stock are urged to carefully read this opinion in its entirety. CSFB's opinion is directed only to the Company's Board of Directors and to the fairness of the consideration to be paid to the stockholders of the Company in the Merger from a financial point of view and does not address any other aspect of the Merger, nor does it constitute a recommendation as to how any stockholder of the Company should vote at the Special Meeting. The summary of the opinion of CSFB set forth in this Prospectus and Proxy Statement is qualified to its entirety by reference to the full text of such opinion.

     In arriving at its opinion, CSFB, (i) reviewed the Merger Agreement and certain publicly available business and financial information relating to the Company and Household International; (ii) reviewed certain other information, including financial forecasts, provided by the Company; (iii) met with the management of the Company and Household International to discuss the business and prospects of the Company and Household International; (iv) considered certain financial and stock market data of the Company and Household International and compared such data with similar data for other publicly held companies in businesses similar to those of the Company and Household International; (v) considered the financial terms of certain other similar transactions which have recently been effected; and (vi) considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which CSFB deemed relevant.

     In connection with its review, CSFB did not assume responsibility for independent verification of any of the information provided to or otherwise reviewed by CSFB and relied upon such information being complete and accurate in all material respects. With respect to the financial forecasts reviewed, CSFB assumed that such forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company's management as to the future financial performance of the Company. In addition, CSFB did not make an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company or Household International, nor was CSFB furnished with any such evaluations or appraisals. CSFB's opinion is necessarily based on financial, economic, market and other conditions as they existed and could be evaluated on the date of its opinion. CSFB expressed no opinion as to what the value of the HI Stock actually will be when issued to the Company's stockholders pursuant to the Merger or the prices at which such HI Stock will trade subsequent to the Merger. CSFB was not requested to, and did not, solicit third party indications of interest in acquiring all or any part of the Company.

     In preparing its opinion for the Company's Board of Directors, CSFB performed a variety of financial and comparative analyses and considered a variety of factors of which the material analyses and factors are described below. The summary of such analyses does not purport to be a complete description of the analyses underlying CSFB's opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances, and, therefore, such an opinion is not readily susceptible to summary description. In arriving at its opinion, CSFB did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, CSFB believes that its analyses must be considered as a whole and that selecting portions of its analyses or portions of the factors considered by it, without considering all analyses and factors, could create a misleading view of the processes underlying such analyses and its opinion. In its analyses, CSFB made numerous assumptions with respect to the Company, Household International and their affiliates, industry performance, general business, regulatory, economic, market and financial conditions and other matters, many of which are beyond the control of the Company and Household International. No public company utilized as a comparison is identical to the Company and none of the comparable transactions utilized as a comparison to the Merger is identical to the Merger. These analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by such analyses, and do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, because such estimates are inherently subject to substantial uncertainty, none of the Company, Household International or CSFB nor any other person assumes responsibility for their accuracy.

     The following is a summary of the material analyses performed by CSFB in connection with its opinion dated as of August 24, 1997:

     In its review of the financial terms of the Merger with the Company's Board of Directors, CSFB also noted several key aspects of the proposed transaction, including the premium to both the Company's historical stock price as well as key implied multiples to standard valuation measures. The proposed Merger represented a 40%, 62% and 81% market premium to the Company's 30, 60 and 90 day average closing stock price prior to announcement, respectively. Furthermore, the proposed Merger represented a multiple to latest twelve months' income, one year forward income, two years forward income and book value of 23.9x, 18.3x, 15.2x, and 6.3x, respectively. All projected earnings multiples were based on the consensus net income estimates as of August 22, 1997 compiled by the Institutional Brokers Estimates System ("I/B/E/S"). I/B/E/S is a data service that monitors and publishes compilations of earnings estimates produced by selected research analysts regarding companies of interest to institutional investors.

Comparable Company Analysis

     CSFB reviewed and compared certain actual and estimated financial, operating and stock market information of the Company with selected publicly traded auto finance companies considered by CSFB to be reasonably comparable to the Company. These companies included Arcadia Financial Ltd., AmeriCredit Corp., Consumer Portfolio Services, Inc., Credit Acceptance Corporation, Union Acceptance Corporation and WFS Financial Inc. CSFB compared market values as a multiple of both income reported by each company for the twelve months ended June 30, 1997 and the estimated income for the twelve-month periods ended December 31, 1997 and 1998 and most recent book value. CSFB also compared the premium to originations, which is defined as the market value of each company's common stock less its respective book value divided by most recent quarter originations annualized. The valuation multiples of the comparable companies were adjusted to reflect an acquisition premium of 30%, which was derived from an analysis of acquisitions of publicly traded companies which were deemed by CSFB to be comparable to the Company. This analysis indicated a range of multiples for the comparable companies of latest twelve months' income, estimated income for the twelve month periods ended December 31, 1997 and 1998, most recent book value and premium to originations of 16.7x to 27.0x (with an average of 20.7x), 14.7x to 23.6x (with an average of 17.9x), 9.8x to 19.0x (with an average of 13.6x), 1.5x to 5.0x (with an average of 3.3x), and 4% to 71% (with an average of 34%), respectively. CSFB then applied the average multiples derived from these analyses to the corresponding financial data of the Company, resulting in a reference range for the Company of approximately $12.60 to $22.20 per share of Company Common Stock. All projected earnings multiples for the comparable companies were based on the consensus net income estimates compiled by I/B/E/S. The foregoing analyses were based on closing stock prices as of August 22, 1997.

Comparable Transaction Analysis

     Using publicly available information, CSFB analyzed the purchase prices and multiples paid in selected recent merger or acquisition transactions involving auto finance companies. Transactions analyzed included Barnett Banks, Inc./Oxford Resources Corp., Southern National Corp./Regional Acceptance Corporation and KeyCorp/AutoFinance Group. CSFB compared the purchase price as a multiple of net income reported by the acquired company for the twelve months prior to the announcement of the acquisition, estimated one year forward net income, the current book value of the acquired company at the time of the acquisition announcement and the premium to market value one month prior to the time of the announcement of the acquisition. This analysis indicated a range of multiples for the comparable transactions of latest twelve months' income, estimated one year forward income, most recent book value and premium to market value one month prior to the acquisition announcement of 19.5x to 34.0x (with an average of 26.3x), 16.7x to 24.6x (with an average of 21.5x), 3.8x to 5.4x (with an average of 4.5x), and 25% to 60% (with an average of 37%), respectively. CSFB then applied the average multiples derived from these analyses to the corresponding financial data of the Company, resulting in a reference range for the Company of approximately $16.20 to $25.80 per share of Company Common Stock. All projected earnings multiples for the comparable transactions were based on the consensus net income estimates compiled by I/B/E/S.

Discounted Cash Flow Analysis

     CSFB performed a discounted cash flow analysis of the projected cash flow of the Company for the periods 1997 through 2001, based in part upon certain operating and financial assumptions, forecasts and other information provided by the management of the Company and in part on public market estimates. Based on discount rates of 13% to 15% and exit multiples of 12.0x to 15.0x projected net income, this analysis yielded a reference range for the Company of approximately $15.20 to $25.40 per share of Company Common Stock. All projected earnings estimates for the Company were based on the consensus net income estimates compiled by I/B/E/S.

Miscellaneous

     For its services in connection with the Merger, CSFB will receive an aggregate fee comprised of (i) an initial advisory fee (the "Advisory Fee") of $100,000 plus (ii) a transaction fee (the "Transaction Fee") equal to 1.0% of the amount equal to the product of the number of shares of Company Common Stock outstanding as of August 25, 1997 and the $22.00 per share in consideration to be received by the stockholders of the Company in connection with the Merger, payable upon consummation of the Merger. Such fees were agreed upon by negotiation between the Company and CSFB. The Advisory Fee will be credited, to the extent paid, against the Transaction Fee. The Company also has agreed to reimburse CSFB for its out-of-pocket expenses, including the fees and expenses of legal counsel and other advisors, and to indemnify CSFB and certain related persons or entities against certain liabilities, including liabilities under the federal securities laws relating to or arising out of its engagement.

     In the ordinary course of its business, CSFB and its affiliates actively trade the debt and equity securities of both the Company and Household International for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. CSFB has performed certain investment banking services for the Company in the past and received customary fees for such services. In addition, CSFB acts as agent and underwriter on Household International's behalf on a regular basis and receives customary fees for such services.

HOUSEHOLD INTERNATIONAL REASONS FOR THE MERGER

     Household International believes that the acquisition of the Company will provide Household International with a meaningful expansion of Household International's existing non-prime used auto finance operations. Such expansion will provide Household International with the opportunity to become a significant national competitor in the non-prime auto finance business without incurring significant start-up costs and time delays in achieving that position. The expertise of the Company's personnel was of particular importance to Household International's management when evaluating the Company.

CONDITIONS TO THE MERGER; AMENDMENT; TERMINATION

     Consummation of the Merger is subject to satisfaction of a number of conditions, including:

          (1) the receipt of all necessary approvals of the transactions contemplated by the Merger Agreement by governmental agencies and authorities, and each of such approvals shall remain in full force and effect at the Effective Time;

          (2) no action shall have been taken, and no legal restraint shall have been taken, and no legal restraint shall have been enacted, entered, promulgated or enforced by any court having proper jurisdiction or governmental authority which restrains, enjoins or otherwise prohibits the consummation of the Merger;

          (3) compliance by the Company, Household International and HAC with their respective covenants and the accuracy of their respective representations and warranties (subject to a materiality threshold) as set forth in the Merger Agreement, including the agreement of the Company that, except with the approval of Household International or as otherwise permitted by the Merger Agreement, it will not, among other things:

             (a) pay or declare dividends;

             (b) effect any changes in connection with its equity capitalization, except as related to outstanding stock options; or

             (c) become liable for any indebtedness for borrowed money except under existing facilities, unless any new facility may be terminated upon less than 90 days notice and require a termination fee not in excess of $25,000;

             (d) mortgage, encumber, sell or transfer any material assets other than in the ordinary course of business consistent with past practices;

             (e) except as may be directed by law, and in accordance with certain constraints set forth in the Merger Agreement, conduct its operations other than in the ordinary course of business;

          (4) approval and adoption of the Merger Agreement and approval of the Merger by the requisite affirmative vote of stockholders of the Company;

          (5) receipt by Household International of an opinion from the Company's counsel and receipt by the Company of an opinion from counsel for Household International and HAC, which opinions are to be in the general form of those annexed to the Merger Agreement.

          (6) the shares of HI Stock to be issued in exchange for the Company Common Stock shall have been approved for listing on the NYSE; and

          (7) the Stockholder Agreements have not been modified or terminated.

     Any of the provisions of the Merger Agreement, including the foregoing conditions, may be waived at any time by the party which is entitled to the benefits thereof. The Merger Agreement may be amended or modified in whole or in part by a duly authorized written agreement of the parties. However, after the stockholders of the Company have approved the Merger Agreement, the Company may not amend or modify the Merger Agreement if law requires further approval by such stockholders without obtaining such approvals.

     The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after approval by the stockholders of the Company, upon the occurrence of any of the following: (i) in the event of a material breach by a party of any representation, warranty, condition or agreement contained in the Merger Agreement that is not cured within 10 business days of the time that written notice of such breach is received by such party from the other party;
(ii) if the Merger shall not have been approved by the Company's stockholders at the meeting called to vote with respect thereto; or (iii) the Company receives an unsolicited alternative acquisition proposal and in exercising its fiduciary duty to the stockholders, after notice to Household International, the Company's Board of Directors determines that the Merger Agreement should be terminated and an agreement providing for the alternative proposal should be accepted.

     The Merger Agreement also may be terminated, and the Merger thereby abandoned (whether before or after approval of the Merger by the Company's stockholders), by the mutual written consent of the Boards of Directors of the Company, Household International and HAC at any time prior to the Effective Time.

     If the Merger Agreement is terminated due to receipt of an alternative acquisition proposal as set forth above, or if approval of the Merger by the Company Common Stockholders is not obtained following a change in the Company's Board of Directors' recommendation that the Merger be approved (other than following a breach of the Merger Agreement by Household International), the Company will be obligated to pay to Household International a termination fee of $6,000,000 and the reasonable out-of-pocket expenses (not in excess of $750,000) incurred by Household International in connection with the Merger.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The following summary describes certain United States Federal income tax consequences to Company Common Stockholders of the Merger. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code") and Treasury regulations, rulings, and judicial decisions as of the date hereof, all of which may be repealed, revoked or modified so as to result in Federal income tax consequences different from those described below. Such changes could be applied retroactively in a manner that could adversely affect a Company Common Stockholder. In addition, the authorities on which this summary is based are subject to various interpretations. It is therefore possible that the Federal income tax treatment of the Merger and the distribution, holding and disposition of HI Stock and cash received in the Merger may differ from the treatment described below.

     This discussion does not address all aspects of Federal income taxation that may be relevant to particular Company Common Stockholders and may not be applicable to stockholders who are not United States holders, who are tax-exempt entities, or who will acquire HI Stock pursuant to the exercise or termination of employee stock options or otherwise as compensation, nor does the discussion address the effect of any applicable foreign, state, local or other tax laws. A United States holder is the beneficial owner of stock that is (i) for United States federal income tax purposes a citizen or resident of the United States (including certain former citizens and former long-term residents), (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source or (iv) a trust with respect to the administration of which a court within the United States is able to exercise primary supervision and one or more United States fiduciaries have the authority to control all substantial decisions of the trust. This discussion assumes that Company Common Stockholders hold their Company Common Stock as capital assets within the meaning of Section 1221 of the Code. EACH COMPANY COMMON STOCKHOLDER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO HIM OR HER OF THE MERGER, AND CASH PAYMENTS RECEIVED PURSUANT TO THE MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF FOREIGN, STATE, LOCAL, AND OTHER TAX LAWS.

Qualification as a Reorganization under Section 368(a)(2)(E) of the Code

     The parties have structured the Merger with intention that the Merger qualify as a reorganization under Sections 368(a)(1)(A) and 368(a)(2)(E) of the Code (a "Reorganization"). No assurance can be given that the Merger will in fact so qualify, however. If the Merger qualifies as a Reorganization, a Company Common Stockholder who receives HI Stock in the Merger will recognize taxable gain only to the extent of the lesser of: (i) the excess of the fair market value of all consideration received in the Merger (including cash and HI Stock) over such holder's adjusted basis in Company Common Stock surrendered therefor (hereinafter referred to as "Overall Gain") or (ii) the cash consideration received for Company Common Stock surrendered. If the Merger qualifies as a Reorganization, HI Stock would be received free of Federal income tax and have a basis in the hands of a former holder of Company Common Stock determined by reference to the holder's basis in Company Common Stock surrendered in exchange therefor. (See "-- Holding Period and Basis of HI Stock Received in a Reorganization" below.) WERE THE MERGER TO FAIL TO QUALIFY AS A REORGANIZATION, EACH COMPANY COMMON STOCKHOLDER WOULD BE TAXED ON THE FULL AMOUNT OF CASH AND THE FAIR MARKET VALUE OF HI STOCK RECEIVED (DETERMINED AT THE EFFECTIVE TIME) OFFSET BY THE AMOUNT OF THE STOCKHOLDER'S BASIS IN COMPANY COMMON STOCK SURRENDERED, IF ANY. (SEE BELOW.)

     NEITHER HOUSEHOLD INTERNATIONAL NOR THE COMPANY HAS OBTAINED OR WILL SEEK A RULING FROM THE INTERNAL REVENUE SERVICE ("IRS") OR AN OPINION OF COUNSEL THAT THE MERGER WILL QUALIFY AS A REORGANIZATION.

     To qualify as a Reorganization, at least 80% of the Company Common Stock must be exchanged for HI Stock. Company Common Stockholders who perfect their appraisal rights under Section 262 of the DGCL

(see "-- Appraisal Rights of Company Stockholders") will ultimately be entitled to cash for their Company Common Stock in an amount determined in the appraisal proceeding (or determined by agreement). In addition, Household International will pay $2.00 per share of Company Common Stock in cash (and may pay up to $4.00 per share in cash). While Household International is obligated to exercise its option to pay cash in excess of $2.00 per share in such a way that exercise of the option will not cause the cash consideration (together with any other non-stock consideration) to exceed 19.85% of the total consideration for the Merger, it is possible that consideration paid in a form other than HI Stock (i.e., the combination of the $2.00 per share mandatory cash payment and cash paid to holders who have demanded appraisal rights) could exceed 20% of the total consideration for the Merger (determined at the Effective Time). Were this to occur, the Merger would not qualify as a Reorganization. In addition, the IRS may take the position that certain hedging activities undertaken by holders of the Company Common Stock, if any, could affect whether the 80% requirement has been met. See "-- Interest of Certain Persons in the Merger" and "-- Extent of Agreements to Hold HI Stock" above.

     For the Merger to qualify as a Reorganization, a significant portion of Company Common Stockholders must maintain a continuing proprietary interest in Household International by continuing to hold the HI Stock received in the Merger. For purposes of issuing private letter rulings that a merger qualifies as a Reorganization, the IRS would require representations to the effect that certain holders owning 50% or more of Company Common Stock have no plan or intent to dispose of shares of HI Stock received in the Merger that would reduce the value of the HI Stock held by former holders of Company Common Stock (also determined at the Effective Time) to less than 50% of the value of all outstanding stock of the Company (determined at the Effective Time). No such representations will be obtained with respect to the Merger. Judicial precedent exists, however, holding that stockholder continuity of approximately 38% of such value is sufficient. Although it is expected that HI Stock representing more than 80% of the value of all outstanding Company Common Stock will be received by holders of Company Common Stock in the Merger, Household International and Company cannot control the disposition of HI Stock received by Company Common Stockholders in the Merger. Accordingly, there can be no assurance that stockholder continuity will be maintained at a level sufficient that the qualification of the Merger may not be challenged by the IRS. See "-- Interest of Certain Persons in the Merger" and "-- Extent of Agreements to Hold HI Stock."

     In the event that the IRS were to challenge treatment of the Merger as a Reorganization, Household International will cooperate with efforts of former Company Common Stockholders to challenge any such determination. However, Household International has made no commitments to assume the defense or pay the costs of any such proceedings.

Tax Consequences to Company Common Stockholders If the Merger Qualifies as a Reorganization

     If the Merger qualifies as a Reorganization, a Company Common Stockholder who receives HI Stock in the Merger will recognize taxable gain in an amount which is equal to the lesser (i) of the Overall Gain or (ii) the amount of cash such holder receives, but will not recognize gain or loss on the remaining portion of the consideration received in the form of HI Stock. No loss will be recognized by Company Common Stockholders who receive HI Stock in the Merger.

     If cash distributed to Company Common Stockholders has the effect of a distribution of a dividend, the gain recognized which is not in excess of the holder's ratable share of undistributed earnings and profits will be treated as a dividend to the holder. The determination as to whether the exchange has the effect of a dividend will be made on a holder by holder basis in accordance with the principles enunciated in Commissioner v. Clark, 489 U.S. 726 (1989) and under the tests provided in Section 302(b) of the Code.

     Section 302 of the Code provides three tests which could be utilized to determine whether a distribution is treated as a sale or exchange of a holder's shares: (i) the "substantially disproportionate" test is satisfied with respect to a holder if the percentage of the outstanding HI Stock actually and constructively owned by the holder immediately following the Merger is less than 80% of the percentage of the outstanding HI Stock which the holder would have held if the holder and all other holders of Company Common Stock had received only HI Stock in the Merger in lieu of any cash payment; (ii) the "complete termination" test is satisfied if

(a) all shares of Company Common Stock actually and constructively owned by a holder are sold for cash or (b) all such shares actually owned by the holder are sold for cash and the holder effectively waives the constructive ownership rules of the Code in accordance with the procedures described in Section 302(c)(2) of the Code; and (iii) the "not essentially equivalent to a dividend" test described below. Of these, only the "not essentially equivalent to a dividend" test is potentially applicable to a holder of Company Common Stock, absent a contemporaneous disposition of Company Common Stock immediately before or HI Stock immediately after the Merger. A distribution to a holder is "not essentially equivalent to a dividend" if it results in a "meaningful reduction" in such holder's proportionate interest in Household International. A holder whose relative stock interest is minimal and who exercises no control over corporate affairs may be treated by reason of the cash payment as experiencing a reduction in his or her proportionate interest in Household International under an IRS published ruling. In applying such ruling it is not clear that minimal interest or control of corporate affairs can be tested by reference to Household International, although the ruling should generally be applicable in the case of holders who meet its tests with reference to their holdings in the Company. Other IRS published rulings hold that a "meaningful reduction" has occurred when the transactions significantly reduce the holder's control over corporate affairs as well as reducing his or her proportionate interest. In certain events, dispositions of Company Common Stock or HI Stock which occur contemporaneously with the distribution of cash in the Merger may permit a holder to satisfy the Section 302(b) tests based on another IRS published ruling (although such dispositions may affect the qualification of the Merger as a Reorganization). In determining whether any of these tests has been met, shares considered to be owned by the holder by reason of constructive ownership rules set forth in Sections 302(c) and 318 of the Code, as well as shares actually owned, must be taken into account. Because the determination as to whether any of the alternative tests of Section 302(b) of the Code will be satisfied with respect to any particular holder of Company Common Stock depends on the holder's individual facts and circumstances, holders are advised to consult their own advisors to determine such tax treatment.

Cash Payments Treated as a Sale or Exchange of Company Common Stock in a Reorganization

     If the Merger qualifies as a Reorganization and to the extent that cash payments pursuant to the Merger are treated, in accordance with the tests described above, as gain from the sale or exchange of Company Common Stock, such cash payments will be taxable to the extent of Overall Gain as capital gains. For certain noncorporate holders (including individuals), the rate of taxation of capital gains will depend upon (i) the holder's holding period for the Company Common Stock (with the lowest rate available only for Company Common Stock held for more than 18 months before the Effective Time) and (ii) the holder's marginal tax rate for ordinary income. Holders should consult their tax advisors with respect to applicable rates and holding periods, and rules for netting such gains against capital losses sustained on other assets.

Cash Payments Treated as Dividends in a Reorganization

     To the extent treated as dividends as described above, cash payments pursuant to the Merger will be taxable as ordinary income. In the event that cash payments (other than payments to holders who demanded appraisal rights and who qualify for redemption treatment and any payments for fractional shares) should exceed the Company's undistributed earnings and profits, any such distribution in excess of earnings and profits should be taxed first as a non-taxable return of capital reducing the holder's tax basis in Company Common Stock, and then, if the holder's basis in Company Common Stock is exhausted, as a capital gain. (It is possible that the IRS might contend that Household International's earnings and profits must also be considered in making this determination.)

     Cash payments to corporate holders of Company Common Stock pursuant to the Merger (other than payments to holders who demanded appraisal rights and any payments for fractional shares) which are treated as dividends as described above will qualify for the 70% dividends received deduction under Section 243 of the Code if the holding period and other requirements for such deduction are met, subject to the limitations in Sections 246 and 246A of the Code (although the benefits of the deductions may be reduced or eliminated by the corporate alternative minimum tax). Under Section 246(c) of the Code the 70% dividends received deduction is disallowed for any dividend with respect to stock (i) that is held for 45 days or less during the

90-day period beginning 45 days before the ex-dividend date or (ii) if the taxpayer is under an obligation to make related payments with respect to positions in substantially similar or related property. In addition, a taxpayer's holding period for these purposes is suspended during any period in which the taxpayer has an option to sell, is under a contractual obligation to sell, or has granted an option to buy, substantially identical stock or securities, or holds one or more positions with respect to substantially similar or related property that diminish the risk of loss from holding the stock. Finally, under Section 246A of the Code, the dividends received deduction may be reduced or eliminated if a corporate holder's shares of HI Stock are debt-financed.

     Section 1059 of the Code requires a corporate holder of stock to reduce (but not below zero) its basis in the stock by the "nontaxed portion" of any "extraordinary dividend" if the holder has not held the stock subject to a risk of loss for more than 2 years before the date of the announcement, declaration, or agreement (whichever is earliest) with respect to the extraordinary dividend. In addition, the "extraordinary dividend" provision may apply without regard to the period the stock was held if, in a redemption, a distribution is not pro-rata as to all shareholders, is in partial liquidation of the company, or is treated as a dividend by reason of options being taken into account under
Section 318(a)(4) of the Code.

     A corporate holder will recognize gain in the year the dividend is received to the extent the nontaxed portion of any extraordinary dividend exceeds the holder's adjusted tax basis for the stock. Generally, the "nontaxed portion" of an extraordinary dividend is the amount excluded from income under Section 243 of the Code (relating to the dividends received deduction described above). An "extraordinary dividend" is a dividend that (i) equals or exceeds 10% of the holder's adjusted tax basis in common stock (reduced for this purpose by the nontaxed portion of any prior extraordinary dividend), treating all dividends having ex-dividend dates within an 85-day period as one dividend, or (ii) exceeds 20% of the holder's adjusted tax basis in the stock, treating all dividends having ex-dividend dates within a 365-day period as one dividend, provided, however, that in either case the fair market value of the stock (as of the day before the ex-dividend date) may be substituted for stock basis if the fair market value of the stock can be established by the holder to the satisfaction of the IRS.

Holding Period and Basis of HI Stock Received in a Reorganization

     If the Merger qualifies as a Reorganization, the holding period of the HI Stock received by a Company Common Stockholder (including any fractional shares to which he or she may be entitled) will include the period during which the Company Common Stock surrendered in the Merger was held by such holder, provided that the Company Common Stock surrendered was a capital asset in the hands of such holder at the Effective Time. If the Merger qualifies as a Reorganization, the basis of HI Stock received by a Company Common Stockholder (including any fractional shares of HI Stock to which he or she may be entitled) will be the same as the basis of the Company Common Stock surrendered in the Merger by such holder decreased by any cash received by the Company Common Stockholder and increased by any gain recognized in the Merger (including any gain treated as a dividend).

Tax Consequences if the Merger Does Not Qualify as a Reorganization and is Treated as a Taxable Exchange

     If the Merger fails to qualify as a Reorganization, the Merger will be treated for Federal income tax purposes as if Company Common Stockholders had sold their shares of Company Common Stock for shares of HI Stock and cash in a taxable exchange. At the time of the Merger, a Company Common Stockholder will recognize capital gain or loss measured by the difference between the fair market value of all the consideration such holder receives in the Merger (determined at the Effective Time) and the holder's adjusted basis in his or her shares of Company Common Stock exchanged in the Merger. Each holder's holding period in any share of HI Stock received in the Merger will begin on the later of the Effective Time or the date on which the holder no longer holds an offsetting security. The basis of the shares of HI Stock received in the Merger will be the fair market value of such shares at the Effective Time. In addition, were the Merger ultimately determined to be a taxable purchase of the Company Common Stock by Household International, Household International's basis in the Company Common Stock acquired in the Merger would be increased to an amount equal to the cash and the fair market value of HI Stock issued in the Merger.

Cash Payments in Lieu of Fractional Shares

     Cash payments received by a Company Common Stockholder in lieu of a fractional share of HI Stock will be treated as if the fractional shares were actually issued by Household International and then redeemed by Household International for cash. These cash payments generally will be treated as having been received in full payment for the fractional share of HI Stock so redeemed since the purpose of the cash distribution is to save the expense and inconvenience of issuing fractional shares and the cash payments were not separately bargained for. In these circumstances, the holder will recognize capital gain or loss equal to the difference between the cash received and the adjusted basis of the fractional share interests that would have been issued.

Company Common Stockholders Exercising Appraisal Rights

     If a Company Common Stockholder demands appraisal rights (See "The Merger -- Appraisal Rights of Company Stockholders") and receives solely cash in exchange for Company Common Stock, such cash will be treated as received in a distribution in redemption of Company Common Stock, subject to the provisions of
Section 302 of the Code. Where as a result of such distribution, a Company Common Stockholder owns no HI Stock, either directly or by reason of the application of Sections 302(c) and 318 of the Code, the redemption will be a complete termination of interest within the meaning of Section 302(b)(3) of the Code and such cash will be treated as a distribution in full payment in exchange for his or her Company Common Stock as provided in Section 302(a) of the Code. Such a holder will recognize gain or loss measured by the difference between the amount of cash received and the adjusted basis of the Company Common Stock surrendered. If the complete termination of interest test is not satisfied by a holder who receives only cash (because, for example, Company Common Stock owned by a party related to the holder is exchanged for HI Stock in the Merger), the holder may receive capital gains treatment if the cash received in exchange for Company Common Stock satisfies the Section 302(b) tests described above. Holders should consult their own tax advisors to determine whether these tests are met in their individual facts and circumstances.

CONVERSION OF SHARES AND EXCHANGE OF CERTIFICATES

     Upon consummation of the Merger, the outstanding shares of Company Common Stock will be converted into cash and shares of HI Stock in accordance with Household International's designation of the cash component of the Merger Consideration and the Exchange Ratio. Except in the event that the Company or Household International shall declare a stock dividend or distribution upon or subdivide, split up, reclassify or combine their respective Common Stock or declare a dividend, or make a distribution, on their respective Common Stock in any security convertible into such Common Stock prior to the time the Merger becomes effective, no further adjustments will be made in the Exchange Ratio. However, in the event of such a transaction, appropriate adjustment will be made in the Exchange Ratio.

     As soon as practicable after the Merger becomes effective, instructions and a letter of transmittal (the "Letter of Transmittal") will be furnished to the stockholders of the Company for use in exchanging their certificates representing shares of Company Common Stock for certificates of HI Stock and the cash portion of the Merger Consideration. The Letter of Transmittal will be available to holders of Company Common Stock at the Special Meeting and will be mailed to all stockholders by Harris Trust & Savings Bank (the "Exchange Agent") as soon as practicable after the Special Meeting. If any certificate for shares of HI Stock is to be issued in a name other than that in which the certificate for shares of Company Common Stock surrendered for exchange is registered, the certificate so surrendered must be properly endorsed or otherwise be in proper form for transfer and the person requesting such exchange must pay to Household International or its transfer agent any applicable transfer or other taxes required by reason of the issuance of the certificates.

     Until so surrendered, certificates formerly representing shares of Company Common Stock will be deemed for all purposes to evidence ownership of the number of shares of HI Stock into which such shares have been converted. Dividends and other distributions, if any, that become payable on Company Common Stock pending exchange of certificates representing shares of Company Common Stock will be retained by Household International until surrender of such certificates, at which time such dividends and distributions will be paid, without interest. In addition, after the Effective Time the holders of certificates formerly representing shares of Company Common Stock shall cease to have rights with respect to such shares, and, except as aforesaid, their sole right shall be to exchange such certificates for shares of Company Common Stock and any fractional share payment in accordance with the Merger Agreement.

FRACTIONAL SHARES

     No fractional shares of HI Stock will be issued in exchange for shares of Company Common Stock. In lieu thereof, each stockholder of the Company having a fractional interest resulting from the exchange of Company Common Stock for HI Stock will be paid by Household International an amount in cash equal to the value of such fractional interest.

ACCOUNTING TREATMENT

     Household International expects to account for the acquisition of the Company as a purchase under generally accepted accounting principles. Accordingly, all of the assets and liabilities of the Company would be recorded in Household International's consolidated financial statements at their fair value at the Effective Time, and the amount, if any, by which the purchase price paid by Household International exceeds the fair value of the assets acquired by Household International through the Merger would be recorded as goodwill. Household International's consolidated financial statements would include the operations of the Company after the Effective Time.

REQUIRED REGULATORY APPROVALS

     The closing of the Merger is subject to the approval of the United States Federal Trade Commission and the United States Department of Justice pursuant to the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended. It is anticipated that such federal agencies will not object to the Merger, but no assurance can be given that such approval will be obtained.

TRANSFER AND EXCHANGE AGENTS

     Harris Trust & Savings Bank, Chicago, Illinois, serves as Transfer Agent and as Registrar for HI Stock. Harris Trust & Savings Bank will act as Exchange Agent in connection with the Merger. ChaseMellon Shareholder Services acts as Transfer Agent and Registrar for the Company Common Stock.

APPRAISAL RIGHTS OF COMPANY STOCKHOLDERS

     Holders of the Company Common Stock may elect to have the fair value of their shares determined by the Court of Chancery of the State of Delaware instead of accepting the Merger Consideration by complying with the requirements of Section 262 of the DGCL, a copy of which is attached as Annex B hereto. Pursuant to Section 262(d) of DGCL, any holder of the Company Common Stock who desires to demand appraisal rights must provide written notice of such demand to the Company prior to the Special Meeting. Such notice must be sufficient for the Company to identify the stockholder. A proxy or vote by a holder of Company Common Stock abstaining or against the Merger shall not constitute a sufficient notice or demand. Thereafter, the stockholder who has demanded his appraisal rights must continuously hold the shares of the Company Common Stock through the Effective Time and must not vote for the Merger at the Special Meeting to perfect this appraisal right. Notwithstanding the foregoing, at any time within 60 days after the Effective Time any holder of Company Common Stock who has demanded and perfected their appraisal rights may withdraw such demand and accept the Merger Consideration (without interest). Within 120 days after the Effective Time a holder of Company Common Stock who has perfected its appraisal rights or the Company may file a petition in the Court of Chancery of the State of Delaware demanding a determination of the fair value of all Common Stock for all holders who have perfected their appraisal rights. From and after the Effective Time no stockholder who has demanded and perfected their appraisal rights shall be entitled to vote, or receive any payments or dividends with respect to, the Company Common Stock or the HI Stock.

                            HOUSEHOLD INTERNATIONAL

DESCRIPTION OF HOUSEHOLD INTERNATIONAL

     Household International is a provider of consumer financial services, primarily offering consumer lending products to "middle-market consumers" in the United States, Canada and the United Kingdom. Household International offers the following types of consumer loans: home equity loans, VISA/MasterCard credit cards, private-label credit cards, student loans and other unsecured products. Household International's primary target customer for consumer lending is generally between 25 and 50 years of age with a household income of $15,000 to $50,000. At December 31, 1996, approximately 85 and 90 percent of the Household International's owned and managed consumer receivables, respectively, were located in the United States.

     In its consumer lending businesses, Household International competes with banks, thrifts, finance companies and other financial institutions by offering a variety of consumer products, maintaining a strong service orientation and developing innovative marketing programs. Household International has focused on being a low-cost producer. Highly automated processing facilities have been developed to support underwriting, loan administration and collection functions across consumer business lines. By supporting its multiple-distribution networks with centralized processing centers, Household International has improved efficiency through specialization and economies of scale. A centralized collection system for past due accounts is augmented by early collection efforts in the consumer finance branch network for products other than credit cards.

     Underwriting and collection of consumer credit products have been segregated and centralized over the last several years. These functions are supported by automated systems which analyze the applicant's ability to repay the loan and assess the likelihood of bankruptcy. Household International considers factors such as the applicant's income, expenses, paying habits, value of collateral, if any, and length and stability of employment in its effort to determine whether the individual has the ability to support the loan.

     Major business units within Household International are described below.

Household Finance Corporation

     Household Finance Corporation traces its origins to a loan office established in 1878. HFC offers a variety of secured and unsecured lending products to middle-income customers primarily through a network of branch lending offices (approximately 630 at June 30, 1997) in the United States. This business is conducted primarily through state-licensed companies. Household International believes it is one of the largest providers of home equity loans in the United States.

     HFC's operations primarily focus on revolving and closed-end home equity loans and unsecured lines of credit, which are offered on both a fixed rate and floating rate basis. Home equity loans and unsecured consumer credit products in the HFC network represented approximately $16.7 billion or 38 percent of Household International's managed consumer receivables at June 30, 1997. Historically, home equity loans have lower chargeoff rates than unsecured product lines. HFC also offers credit insurance products. HFC offers its products in 45 states through branch offices, direct mail and telemarketing solicitations and also purchases loans and credit lines under a wholesale program.

Household Credit Services

     Household Credit Services is the tradename used for the marketing of VISA/MasterCard credit cards throughout the United States and Puerto Rico by Household International's national credit card banks and Household Bank, f.s.b. Corporate and small business credit cards, revolving lines of credit insurance products are also offered. Household Credit Services had $16.7 billion of VISA/MasterCard managed receivables at June 30, 1997. As of June 30, 1997 Household International has been ranked as the sixth largest issuer of VISA and MasterCard credit cards in the United States.

     Household International strives to build its VISA/MasterCard business by developing strategic alliances with industry leaders to effectively create and market general purpose credit cards to targeted consumers. In accordance with this philosophy, in 1996, Household International acquired the Union Privilege affinity card portfolio and selected credit card receivables of Barnett Banks, Inc. while establishing new alliances with those organizations. In prior years, Household International established programs with other organizations for co-branded credit cards, most notably with General Motors Corporation to issue the GM Card. Household International continues to explore affinity relationships with various other entities.

     The VISA/MasterCard business is a highly competitive industry. Household International believes its size provides substantial competitive advantages over smaller credit card issuers through operating efficiencies. Currently, Household International's largest account base is in California supplemented by significant hubs in the Midwestern and Eastern United States. Household International's focus is to develop a diverse customer franchise to promote operating and marketing efficiencies without creating over-dependence on a single geographic area that would potentially expose Household International to regional credit risk and usage patterns.

     Household International solicits applications through direct mail, telemarketing and event marketing efforts, as well as on-counter displays. In an effort to further expand the credit card portfolio, in 1996, Household International increased its marketing expenditures with respect to the credit card operations.

Household Retail Services

     Household Retail Services ("HRS") operates a revolving private-label credit card business, in all 50 states and Puerto Rico, which accounted for approximately 9 percent of total managed receivables at June 30, 1997. HRS purchases and services revolving charge accounts originated by merchants. These accounts result from consumer purchases of electronics, furniture, appliances, home improvement products and other durable merchandise, and generally are without credit recourse to the originating merchant. HRS also originates closed-end sales contracts and offers credit insurance products. Products are marketed through dealer networks and retail stores, as well as direct mail solicitations. Loans are underwritten by HRS based on its credit standards. The private-label business is an important source of new customers for Household International's consumer finance business. HRS has been ranked as the second largest provider of private-label credit cards in the United States. This business is conducted through state-licensed companies and through Household Bank (Nevada), National Association, which originates accounts directly with consumers.

International Operations

     International operations in Canada and the United Kingdom accounted for approximately 15 percent of owned receivables and 10 percent of total managed receivables at June 30, 1997.

     In the United Kingdom, Household International owns HFC Bank plc, a fully licensed United Kingdom bank. HFC Bank plc had 142 branches at June 30, 1997 and offers secured and unsecured lines of credit, secured and unsecured closed-end loans, credit cards (including The GM Card from Vauxhall and the Goldfish Card under an alliance with British Gas) and credit insurance products. It operates in England, Scotland, Wales and Northern Ireland and solicits loans through the branch network, merchants and direct mail marketing.

     Due to the similarities of operations and in order to lower operating costs, Household International integrated certain operations previously conducted in Canada with operations in the United States. The Canadian consumer finance business operates under the HFC tradename through 74 branch offices in 10 provinces at June 30, 1997. Home equity and unsecured lines of credit, secured and unsecured closed-end loans, private-label credit cards and credit insurance products are offered through branch office, direct mail and telemarketing sales.

Credit Insurance

     Through its consumer lending operations and where applicable laws permit, Household International makes credit life, credit accident, health and disability, term and specialty insurance products available to its customers. Such products are currently offered in 46 states, Canada and the United Kingdom. Insurance is generally directly written by or reinsured with Household Life Insurance Company or its affiliates.

Other Businesses

     Since Household International's exit from the consumer banking business, Household Bank, f.s.b. (the "Bank"), a federally chartered savings bank, has operated primarily as a vehicle for managing credit card, real estate secured, student loan and other unsecured receivables. The Bank offers its products through telemarketing and direct mail solicitations throughout the United States.

     During 1995 Household International began developing its auto finance business, initially focusing in the Midwest. Household International principally offers this product through a dealer network and alliances.

SELECTED FINANCIAL DATA

     The following table sets forth selected consolidated financial information of Household International as of and for the preceding five years ended December 31, 1996, and as of and for the six months ended June 30, 1996 and 1997. The statement of income and balance sheet data have been derived from Household International's audited Consolidated Financial Statements and Notes thereto. The statement of income and balance sheet data as of and for the six months ended June 30, 1996 and 1997 are unaudited but include, in the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of such data. The results of operations for the six months ended June 30, 1997 are not necessarily indicative of the results that may be expected for the year ending December 31, 1997. The information set forth below should be read in conjunction with Household International's 1996 Consolidated Financial Statements and Notes thereto, Household International's Quarterly Report on Form 10-Q for the period ended June 30, 1997 and other financial information incorporated by reference or included in this Prospectus.

                                                                                                              AT OR FOR THE
                                                                                                               SIX MONTHS
                                                                                                                  ENDED
                                                           AT OR FOR THE YEAR ENDED DECEMBER 31,                JUNE 30,
                                                    ----------------------------------------------------   -------------------
                                                      1992       1993       1994       1995       1996       1996       1997
                                                      ----       ----       ----       ----       ----       ----       ----
                                                                       (IN MILLIONS, EXCEPT PER SHARE DATA)

STATEMENT OF INCOME DATA
Finance income....................................  $2,584.4   $2,561.4   $2,642.3   $2,878.8   $2,949.9   $1,380.8   $1,481.5
Interest income from noninsurance investment
  securities......................................     152.8      129.3      131.9      123.4       80.6       59.3       24.0
Interest expense..................................   1,420.2    1,149.5    1,242.7    1,557.1    1,520.6      737.1      726.9
                                                    --------   --------   --------   --------   --------   --------   --------
Net interest margin...............................   1,317.0    1,541.2    1,531.5    1,445.1    1,509.9      703.0      778.6
Provision for credit losses on owned
  receivables.....................................     671.5      735.8      606.8      761.3      759.6      367.8      545.0
                                                    --------   --------   --------   --------   --------   --------   --------
Net interest margin after provision for credit
  losses..........................................     645.5      805.4      924.7      683.8      750.3      335.2      233.6
                                                    --------   --------   --------   --------   --------   --------   --------
Securitization income.............................     376.0      436.0      655.5      873.6    1,149.0      559.9      675.0
Insurance revenues................................     281.2      288.3      282.0      322.1      253.4      122.3      133.9
Investment income.................................     523.7      574.0      514.4      470.2      153.2       93.2       62.1
Fee income........................................     164.5      292.6      250.5      196.4      240.3      103.2      154.8
Other income......................................      98.0      172.9      126.7      279.9      232.4      163.9       97.7
                                                    --------   --------   --------   --------   --------   --------   --------
Total other revenues..............................   1,443.4    1,763.8    1,829.1    2,142.2    2,028.3    1,042.5    1,123.5
                                                    --------   --------   --------   --------   --------   --------   --------
Salaries and fringe benefits......................     535.9      615.4      656.6      545.6      534.5      271.7      303.8
Occupancy and equipment expense...................     187.1      225.3      243.4      222.1      209.8      115.3      104.0
Other marketing expenses..........................     151.0      228.5      327.4      359.5      498.1      242.2      229.2
Other servicing and administrative expenses.......     423.0      510.2      533.7      470.6      484.8      262.2      194.0
Policyholders' benefits...........................     513.9      539.1      464.4      474.5      229.1      126.4       95.3
                                                    --------   --------   --------   --------   --------   --------   --------
Total costs and expenses..........................   1,810.9    2,118.5    2,225.5    2,072.3    1,956.3    1,017.8      926.3
                                                    --------   --------   --------   --------   --------   --------   --------
Income before income taxes........................     278.0      450.7      528.3      753.7      822.3      359.9      430.8
Income taxes......................................      87.1      152.0      160.7      300.5      283.7      124.8      149.0
                                                    --------   --------   --------   --------   --------   --------   --------
Net income........................................  $  190.9   $  298.7   $  367.6   $  453.2   $  538.6   $  235.1   $  281.8
                                                    ========   ========   ========   ========   ========   ========   ========
Net income available to common shareholders.......  $  165.6   $  270.5   $  340.0   $  426.8   $  521.9   $  226.8   $  275.7
                                                    ========   ========   ========   ========   ========   ========   ========
PER COMMON SHARE DATA
Net income........................................  $   1.93   $   2.85   $   3.50   $   4.30   $   5.30   $   2.30   $   2.78
Dividends declared................................      1.15       1.18       1.23       1.31       1.46       0.68       0.78
Book value........................................     18.65      22.01      22.78      27.70      30.30      27.82      38.83

                                                                                                             AT OR FOR THE
                                                                                                           SIX MONTHS ENDED
                                                    AT OR FOR THE YEAR ENDED DECEMBER 31,                      JUNE 30,
                                         ------------------------------------------------------------   -----------------------
                                           1992        1993         1994         1995         1996         1996         1997
                                           ----        ----         ----         ----         ----         ----         ----
                                                              (ALL DOLLAR AMOUNTS ARE STATED IN MILLIONS)

BALANCE SHEET DATA
Total assets(1):
  Owned...............................   $31,128.4   $32,961.5   $ 34,338.4   $ 29,218.8   $ 29,594.5   $ 29,827.4   $ 31,201.1
  Managed.............................    39,074.7    42,789.3     46,833.5     44,103.4     48,120.9     46,705.4     51,013.7
Managed receivables(2)(3):
  First mortgage......................   $ 4,513.8   $ 3,534.1   $  3,364.2   $  2,066.9   $    725.6   $  1,741.8   $    510.4
  Home equity.........................     7,742.9     7,880.4      7,940.2      8,810.1      7,985.4      8,520.4     11,167.1
  VISA/MasterCard.....................     5,726.6     8,842.6     11,100.2     13,343.1     18,737.4     17,044.7     17,452.4
  Private label.......................     2,666.3     2,949.1      3,433.1      4,446.2      5,587.0      4,746.5      5,691.2
  Other unsecured.....................     4,085.4     4,320.8      5,378.2      6,660.8      8,620.2      7,290.6      8,932.0
  Commercial..........................     3,279.6     2,831.2      1,834.8      1,289.6        937.8      1,122.7        857.0
                                         ---------   ---------   ----------   ----------   ----------   ----------   ----------
Total managed receivables.............    28,014.6    30,358.2     33,050.7     36,616.7     42,593.4     40,466.7     44,610.1
Receivables serviced with limited
  recourse............................    (7,946.3)   (9,827.8)   (12,495.1)   (14,884.6)   (18,526.4)   (16,878.0)   (19,812.6)
                                         ---------   ---------   ----------   ----------   ----------   ----------   ----------
Owned receivables.....................   $20,068.3   $20,530.4   $ 20,555.6   $ 21,732.1   $ 24,067.0   $ 23,588.7   $ 24,797.5
                                         =========   =========   ==========   ==========   ==========   ==========   ==========
Deposits(4)...........................   $ 8,030.3   $ 7,516.1   $  8,439.0   $  4,708.8   $  2,365.1   $  2,273.5   $  1,971.0
Total other debt......................    14,267.7    14,755.9     14,646.2     17,887.3     21,230.1     21,178.7     21,865.4
Company obligated mandatorily
  redeemable preferred securities of
  subsidiary trusts...................          --          --           --         75.0        175.0        175.0        175.0
Convertible preferred stock...........        36.0        19.3          2.6           --           --           --           --
Preferred stock.......................       300.0       320.0        320.0        205.0        205.0        205.0        150.0
Common shareholders' equity(3)........     1,545.6     2,078.3      2,200.4      2,690.9      2,941.2      2,699.5      4,143.6
SELECTED FINANCIAL RATIOS
Return on average owned assets........        0.62%       0.91%        1.08%        1.34%        1.82%        1.62%        1.93%
Return on average common shareholders'
  equity..............................        10.7        14.2         16.0         17.4         18.9         16.8         18.0
Total shareholders' equity as a
  percent of owned assets(5)..........        5.93        7.28         7.34        10.17        11.22        10.32        14.32
Total shareholders' equity as a
  percent of managed assets(5)........        4.72        5.60         5.38         6.74         6.90         6.59         8.76
Managed net interest margin...........        6.47        6.92         6.70         6.43         6.98         6.77         7.33
Managed consumer net chargeoff
  ratio...............................        3.45        2.91         2.84         2.95         3.35         3.15         4.36
Managed basis efficiency ratio,
  normalized..........................        51.9        51.8         52.7         46.0         40.8         42.4         37.3
Common dividends to net income........        49.3        36.9         32.1         28.1         26.3         28.1         28.2

-------------------------
(1) In 1994, the Company sold its Australian subsidiary and its retail securities brokerage business. In 1995, the Company sold its first mortgage servicing portfolio and servicing business as well as the individual life and annuity product lines of its life insurance business.

(2) In 1996, the Company acquired credit card portfolios with outstandings of $4.1 billion. In addition, the Company sold $1.7 billion of lower-margin loans primarily from the previously divested mortgage and consumer banking businesses.

(3) On June 23, 1997, Household International and a wholly-owned subsidiary of Household Finance Corporation (a wholly-owned subsidiary of Household International) acquired the capital stock of Transamerica Financial Services Holding Company ("TFS"), the branch-based consumer finance subsidiary of Transamerica Corporation ("TA"). The company paid $1.1 billion for the stock of TFS and repaid approximately $2.8 billion of TFS debt owed to affiliates of TA. The acquisition added approximately $3.2 billion of receivables, of which approximately $3.1 billion are home equity loans secured primarily by home mortgages. The acquisition of TFS was accounted for as a purchase, and accordingly, TFS' operations have been included in the company's results of operations from June 24, 1997. The acquisition of TFS was not material to the company's consolidated financial statements.

    In June 1997, the company completed a public underwritten offering of 9.1 million shares of its common stock for approximately $1.0 billion. Net proceeds from the offering were used to repay certain short-term borrowings in connection with the acquisition of TFS.

(4) The Company sold its domestic consumer banking operations, including $3.4 and $2.8 billion in deposits in 1995 and 1996, respectively. The Company's Canadian subsidiary also sold $725 million in deposits in 1995.

(5) Total shareholders' equity at December 31, 1995 and 1996 and June 30, 1996 and 1997 includes common shareholders' equity, preferred stock and company obligated mandatorily redeemable preferred securities of subsidiary trusts. Total shareholders' equity excludes convertible preferred stock that was fully converted or redeemed during 1995.

              DESCRIPTION OF HOUSEHOLD INTERNATIONAL CAPITAL STOCK

GENERAL

     The following description of the capital stock of Household International is qualified in its entirety by reference to its Restated Certificate of Incorporation, as amended, which has been filed with and is available from the offices of the Commission as referred to under "Available Information."

     Household International's Restated Certificate of Incorporation authorizes the issuance of 258,155,004 shares of capital stock of which 8,155,004 shares shall be designated preferred stock, without par value ("Preferred Stock"), and 250,000,000 shares shall be designated common stock, par value $1.00 per share ("HI Stock"). Although 8,155,004 shares of preferred stock are authorized, 3,454,635 shares are reserved in the Restated Articles of Incorporation for a series of convertible preferred stock that was issued in 1981, all of which shares have been converted to HI Stock, redeemed or repurchased by Household International. As of September 12, 1997, of the remaining 4,700,369 authorized shares of preferred stock, 400,000 shares were issued and outstanding or reserved for issuance as follows: 50,000 shares of 8 1/4% Cumulative Preferred Stock, Series 1992-A ("1992 Preferred") and 100,000 shares of 7.35% Cumulative Preferred Stock, Series 1993-A ("1993 Preferred") were issued and outstanding and 250,000 shares of Series A Junior Participating Preferred Stock ("Junior Preferred") were reserved for issuance. As of September 12, 1997, 106,886,874 shares of HI Stock were issued and outstanding. All outstanding shares of HI Stock and Preferred Stock are fully paid and non-assessable.

PREFERRED STOCK

     The Preferred Stock of Household International may be issued from time to time in one or more series as authorized by the Board of Directors or a duly authorized committee of the Board of Directors. The Board of Directors has adopted a resolution creating an Offering Committee of the Board with the power to authorize the issuance and sale of one or more series of Preferred Stock ("Preferred Shares") and to determine the particular designations, powers, preferences and relative, participating, optional or other special rights (other than voting rights which shall be fixed by the Board of Directors) and qualifications, limitations or restrictions of the Preferred Shares. The following description sets forth certain general terms and provisions of the Preferred Stock of Household International.

     Dividends. Holders of shares of Preferred Stock are entitled to receive, when and as declared by the Board of Directors of Household International out of any funds legally available for that purpose, dividends in cash at such respective rates, payable on such dates in each year and in respect of such dividend periods, as stated in Household International's Restated Certificate of Incorporation or applicable Certificate of Designation, Preferences and Rights for each series of Preferred Stock, before any dividends may be declared or paid or set apart for payment upon HI Stock. No dividend may be declared or paid on any series of Preferred Stock unless at the same time a dividend in like proportion to the respectively designated dividend rates shall be declared or paid on each other series of Preferred Stock then issued and outstanding ranking prior to or on a parity with such particular series with respect to the payment of dividends. Dividends may be either cumulative or non-cumulative.

     Liquidation Preference. In the event of dissolution, liquidation or winding up of Household International, whether voluntary or involuntary, holders of Preferred Stock of each series (if any shares thereof are then issued and outstanding) will be entitled to payment of the applicable liquidation price or prices, out of the available assets of Household International, after payment to Household International's creditors but in preference to the holders of the HI Stock. Household International's Restated Certificate of Incorporation, as amended, provides that a consolidation, merger or sale by Household International of its assets as an entirety or substantially as an entirety shall not be deemed to be a liquidation, dissolution or winding up of Household International.

     Redemption. No Preferred Stock or HI Stock may be purchased by Household International if any dividends on any shares of Preferred Stock are in arrears, and no Preferred Stock may be redeemed in such case unless all shares of issued and outstanding Preferred Stock are redeemed.

     Voting Rights. Voting rights of the holders of Preferred Stock are non-cumulative. Holders of Preferred Stock have such voting rights as are set forth in Household International's Restated Certificate of Incorporation, as amended, or applicable Certificate of Designation, Preferences and Rights or as otherwise provided for by law.

     Household International's Restated Certificate of Incorporation, as amended, provides that, without the vote or consent of the holders of at least two-thirds of the outstanding shares of all series of Preferred Stock (except for a series of Preferred Stock in which the right is expressly withheld) voting as a single class, Household International may not (i) consolidate or merge with another corporation or corporations or sell its assets as an entirety or substantially as an entirety; (ii) issue any shares of Preferred Stock of any series if the cumulative dividends payable on shares of any series of outstanding Preferred Stock are in arrears; (iii) adopt any amendment to Household International's Restated Certificate of Incorporation which adversely alters the preferences, powers and special rights of the Preferred Stock, provided, however, that if any such amendment would adversely alter any preference, power or special right of one or more but not all of the series of the Preferred Stock, then only the vote or consent of the outstanding shares of all series of Preferred Stock so affected, voting as one class, shall be required; or (iv) increase the authorized amount of the Preferred Stock, or create or issue any class of stock ranking prior to or on a parity with the Preferred Stock, or any series thereof, as to the payment of dividends or the distribution of assets. In addition, the holders of the outstanding shares of all series of Preferred Stock (except for a series of Preferred Stock in which the right is expressly withheld) shall be entitled to elect one-third of the members of the Board of Directors of Household International out of the number fixed by Household International's Bylaws in the event Household International fails to declare and pay any four quarterly cumulative dividends, whether consecutive or not, on any series of Preferred Stock and shall be entitled to elect a majority of said directors should any eight quarterly cumulative dividends, whether consecutive or not, be unpaid. Any such right to elect members of the Board of Directors of Household International shall continue until all unpaid dividends upon all series of Preferred Stock shall have been paid in full.

     Under current provisions of the General Corporation Law of the State of Delaware, the holders of issued and outstanding Preferred Stock are entitled to vote as a class upon a proposed amendment to Household International's Restated Certificate of Incorporation (whether or not entitled to vote thereon by Household International's Restated Certificate of Incorporation), with the consent of a majority of said class being required to increase or decrease the aggregate number of authorized shares of Preferred Stock, increase or decrease the par value of shares of Preferred Stock, or alter or change the powers, preferences or special rights of the Preferred Stock as to affect them adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of Preferred Stock as to affect them adversely, but would not affect the entire class of Preferred Stock, then only the shares of the series so affected by the amendment would be considered a separate class for the purpose of determining who is entitled to vote on the proposed amendment.

     Preemptive Rights. Holders of Preferred Stock have no preemptive rights to purchase any securities of Household International.

DESCRIPTION OF AUTHORIZED SERIES OF PREFERRED STOCK

     The following summary descriptions of the authorized series of Preferred Stock of Household International are qualified in their entirety by reference to Household International's Restated Certificate of Incorporation, as amended (including the respective Certificates of Designation, Preferences and Rights relating to such series).

1992 PREFERRED AND 1993 PREFERRED

     General. The 1992 Preferred and 1993 Preferred rank on a parity as to the payment of dividends and distribution of assets of Household International upon the voluntary or involuntary liquidation, dissolution, or winding up of Household International.

     1992 Preferred. Holders of the 1992 Preferred are entitled to receive quarterly cumulative dividends at an annual rate of $82.50 per share. All dividends on the 1992 Preferred have been paid to date. In the event of the liquidation, dissolution or winding up of Household International, whether voluntary or involuntary, holders of the 1992 Preferred are entitled to receive $1,000 per share plus accrued and unpaid dividends. The 1992 Preferred is not redeemable prior to October 15, 2002. The 1992 Preferred is redeemable, at the option of Household International, in whole or in part, from time to time on or after October 15, 2002, at $1,000 per share plus an amount equal to accrued and unpaid dividends. The 1992 Preferred is not entitled to the benefits of any sinking fund.

     1993 Preferred. Holders of the 1993 Preferred are entitled to receive quarterly cumulative dividends at an annual rate of $73.50 per share. All dividends on the 1993 Preferred have been paid to date. In the event of the liquidation, dissolution or winding up of Household International, whether voluntary or involuntary, holders of the 1993 Preferred are entitled to receive $1,000 per share plus accrued and unpaid dividends. The 1993 Preferred is not redeemable prior to October 15, 1998. The 1993 Preferred is redeemable, at the option of Household International, in whole or in part, from time to time on or after October 15, 1998, at $1,000 per share plus an amount equal to accrued and unpaid dividends. The 1993 Preferred is not entitled to the benefits of any sinking fund.

     Voting Rights. The 1992 Preferred and 1993 Preferred have the right, voting as a class with each other and any other series of Preferred Stock ranking on a parity thereto as to the payment of dividends or the distribution of assets and upon which like voting rights have been conferred and are exercisable, to elect two members of the Board of Directors of Household International at the meeting of stockholders called for such purpose after six quarterly cumulative dividends on such Preferred Stock, whether consecutive or not, shall be in arrears. The right of such holders of Preferred Stock to elect said members to the Board of Directors shall continue until such time as all dividends accrued on such stock shall have been paid in full, at which time such right shall terminate.

     On any item with respect to which the holders of the 1992 Preferred and 1993 Preferred are entitled to vote, such holders shall be entitled to one vote for each share held.

     Conversion Rights. The holders of the 1992 Preferred and 1993 Preferred do not have any rights to convert the shares thereof into shares of any other class or series of capital stock (or any other security) of Household International.

JUNIOR PREFERRED

     Issuance. Currently, there are no shares of Junior Preferred issued or outstanding. Rights to purchase shares or fractions thereof of the Junior Preferred ("Rights") have been distributed to holders of HI Stock. Each Right entitles the registered holder to purchase from Household International one thousandth of a share of the Junior Preferred at a price of $300 per one thousandth of a share, subject to adjustment in the event of any dividend of shares of HI Stock or any subdivision, combination, reclassification or change of the HI Stock. The designation and terms of the Rights are set forth in a Rights Agreement ("Rights Agreement") between Household International and Harris Trust and Savings Bank, as Rights Agent, a copy of which has been filed with and is available from the offices of the Commission as referred to under "Available Information."

     The Rights are not exercisable until the "Distribution Date," which will be the date which is ten days following (i) a public announcement that a person or group of affiliated or associated persons acquired 15% or more of the outstanding shares of HI Stock or (ii) the commencement or announcement of an intention to make a tender offer or exchange offer for 15% or more of the outstanding shares of HI Stock. The Rights will expire on July 31, 2006, unless the expiration date is extended or the Rights are earlier redeemed or exchanged by Household International, in each case, as described below.

     In the event that Household International is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold to a person or a group, the Rights Agreement provides that each holder of a Right shall receive, upon the payment of the then current exercise price of the Right, that number of shares of the common stock of the surviving company which at the time of such transaction would have a market value of two times the exercise price of the Right. In the event that any person or group of affiliated or associated persons acquires beneficial ownership of 15% or more of HI Stock, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by such person or group (which will thereafter be void), will thereafter have the right to receive upon exercise that number Household International common shares having a market value of two times the exercise price of the Right.

     At any time prior to the public announcement that a person or group of affiliated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of HI Stock, Household International may redeem the Rights in whole, but not in part, at a price of $.01 per Right ("Redemption Price"). The redemption of the Rights may be made effective at such time on such basis with such conditions as the Board of Directors, in its sole discretion, may establish. Immediately upon the action of the Board of Directors of Household International electing to redeem the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     Dividends. The holders of the Junior Preferred will be entitled to receive, when, as and if declared by the Board of Directors out of funds legally available for that purpose, quarterly dividends payable in cash commencing after such shares or a fraction thereof are issued. Quarterly dividends will be in an amount per share (rounded to the nearest cent) equal to the greater of (a) $1 or
(b) subject to adjustment as described below, 1,000 times the aggregate per share amount of all cash dividends and 1,000 times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions, other than a dividend payable in shares of HI Stock or a subdivision, combination or reclassification thereof, declared on HI Stock since the immediately preceding quarterly dividend payment date or the date of the first issuance of the Junior Preferred if the first dividend date has not yet occurred. In the event Household International shall at any time declare or pay any dividend on HI Stock payable in shares of HI Stock, or effect a subdivision, combination or reclassification of the outstanding shares of HI Stock into a greater or lesser number of shares of HI Stock, then in each such case the amount of dividends to which holders of Junior Preferred are entitled to shall be adjusted.

     Dividends will begin to accrue and be cumulative on the Junior Preferred from the dividend date next preceding the date of issue unless that date of issue is prior to the date for the first dividend date, in which case dividends will accrue and be cumulative from the date of issue. Dividends paid on shares of Junior Preferred in an amount less than the total amount of such dividends at the time accrued and payable on such shares shall be allocated pro rata on a share-by-share basis among all such shares at the time outstanding.

     Conversion, Sinking Fund Redemption. The Junior Preferred will not have any rights to convert to any other security issued by Household International and such shares are not redeemable at the option of Household International. In addition, there is no sinking fund for the Junior Preferred.

     Voting Rights. The Junior Preferred generally votes together with HI Stock as one class. Each share of Junior Preferred is entitled to 1,000 votes on all matters submitted to a vote of the stockholders of Household International. In the event Household International declares or pays any dividend on its HI Stock payable in shares of HI Stock, or subdivides, combines or reclassifies its shares of HI Stock into a greater or less number of shares of HI Stock, then the number of votes per share of the Junior Preferred shall be adjusted. Additionally, the Junior Preferred will have the right (as described under "Description of Household International Capital Stock -- Preferred Stock -- Voting Rights") to vote, together with all other outstanding series of Preferred Stock for which such voting right has not been expressly withheld, to elect directors in the event dividends on any series of Preferred Stock are in arrears. In addition, the Restated Certificate of Incorporation of Household International shall not be amended in any manner which would materially alter or change the powers, preferences or special rights of the Junior Preferred so as to affect the Junior Preferred adversely without the affirmative vote of the holders of two-thirds or more of the outstanding shares of Junior Preferred, voting together as a single class. The Certificate of Designation, Preferences and Rights of the Junior Preferred expressly withholds all other special voting rights to which holders of Preferred Stock are entitled, except for voting rights otherwise provided by law.

     Liquidation Preference. No distribution shall be made on any shares of stock ranking junior to the Junior Preferred upon any voluntary liquidation, dissolution or winding up of Household International unless the holders of the Junior Preferred have received the greater of (i) $1,000 per share plus accrued and unpaid dividends or (ii) 1,000 times the aggregate amount to be distributed per share to holders of HI Stock. This liquidation amount shall be adjusted in the event Household International declares a stock split of HI Stock or pays any dividend on HI Stock payable in shares of HI Stock, or effects a subdivision, combination or reclassification of HI Stock into a greater or lesser number of shares. In the event the assets of Household International are insufficient to satisfy the liquidation preference of the Junior Preferred, the Junior Preferred shall share ratably with each series of Preferred Stock ranking on a parity (as to dividends or liquidation) with the Junior Preferred.

     In the event of any merger, consolidation or other transaction in which shares of HI Stock are exchanged, each Preferred Share will be entitled to receive 1,000 times the amount received per share of HI Stock. These rights are protected by customary anti-dilution provisions.

COMMON STOCK

     Holders of HI Stock are entitled to receive dividends out of any funds legally available for that purpose as and if declared by the Board of Directors of Household International, subject to the prior dividend rights of Preferred Stock.

     Subject to certain voting rights of the Preferred Stock described elsewhere herein, the holders of shares of HI Stock are entitled to vote at all meetings of the stockholders and are entitled to one vote for each share of HI Stock held.

     The issued and outstanding shares of HI Stock are fully paid and non-assessable. The holders of HI Stock are not entitled to preemptive rights or conversion or redemption rights. The HI Stock does not have cumulative voting rights in the election of directors.

     In the event of the voluntary dissolution, liquidation or winding up of Household International, holders of HI Stock will be entitled to receive, pro rata, after satisfaction in full of the prior rights of creditors and holders of Preferred Stock, all of the remaining assets of Household International available for distribution.

PREFERRED SHARE PURCHASE RIGHTS

     In July 1996, Household International entered into a Rights Agreement with Harris Trust and Savings Bank, as Rights Agent. The Rights Agreement is intended to address the threat of certain types of takeover activity deemed abusive and unfair to stockholders and to assure that all stockholders receive fair and equal treatment in the event of an unsolicited takeover of Household International. The Rights Agreement also enhances the bargaining position of the Household International's Board of Directors in negotiating on behalf of stockholders with potential acquirors of Household International. The Rights Agreement provides that attached to each share of HI Stock is one right to purchase from Household International one thousandth of a share of Junior Preferred at a price of $300 per one thousandth of a share, subject to adjustment. See "Junior Preferred" above.

DIVIDENDS

     Household International is principally a holding company whose primary source of funds is cash received from its subsidiaries, primarily in the form of dividends and borrowings under intercorporate agreements. Dividend distributions to Household International from its savings and loan, banking and insurance subsidiaries may be restricted by federal and state laws and regulations. Dividend distributions from its foreign subsidiaries may also be restricted by exchange controls of the country in which the subsidiary is located. Also, as a holding company the rights of any creditors or stockholders of Household International to participate in the assets of any subsidiary upon the latter's liquidation or recapitalization will be subject to the prior claims of the subsidiary's creditors, except to the extent that Household International may itself be a creditor with recognized claims against the subsidiary. Nevertheless, there are no restrictions that currently materially limit

Household International's ability to make payments to its creditors or to pay dividends on its Preferred Stock or HI Stock at current levels nor are there any restrictions which Household International reasonably believes are likely to limit materially such payments in the future.

SPECIAL CHARTER PROVISIONS

     The Rights Agreement was adopted to address the threat of certain types of takeover activity deemed abusive and unfair to stockholders and to assure that all stockholders receive fair and equal treatment in the event of an unsolicited takeover of Household International. The Rights Agreement also enhances the bargaining position of Household International's Board of Directors in negotiating on behalf of stockholders with potential acquirors of Household International.

     The Household International's Restated Certificate of Incorporation, as amended, contains provisions, in accordance with Section 102(b)(7) of DGCL, eliminating the personal liability of a director to Household International or its stockholders for money damages for breach of fiduciary duty as a director, provided that the liability of a director may not be eliminated or limited (i) for any breach of the directors' duty of loyalty to Household International or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock) of DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

                                  THE COMPANY

DESCRIPTION OF THE COMPANY

     Unless the context otherwise requires, all references in this Prospectus and Proxy Statement to the Company refer collectively to all of ACC Consumer Finance Corporation ("ACC"); Accent Financial Services, Inc. ("Accent"), a wholly-owned subsidiary of ACC that engages in direct financing of Contracts; OFL-A Receivables Corp. ("OFL-A"), a wholly-owned special purpose subsidiary of ACC that takes title to Contracts and is the record lienholder of all financed vehicles; ACC Receivables Corp. ("Receivables"), and ACC Funding Corp. ("ACC Funding"), wholly-owned special purpose subsidiaries of ACC formed to participate in the Company's issuance of asset-backed securities; and ACC Liquidity L.L.C. ("ACC Liquidity"), a wholly-owned, special purpose limited liability company owned by Receivables and ACC Funding and formed in connection with the Company's warehouse facility. ACC provides the Contract acquisition and portfolio servicing functions and incurs virtually all of the Company's operating expenses. However, its special purpose subsidiaries own substantially all of the earning assets of the Company and perform services described in this Prospectus and Proxy Statement that are not performed directly by ACC.

     Other than statements of historical fact, the statements made in this section, including without limitation, the statements regarding the Company's plans and objectives for future operations, the Company's future financial performance and assumptions relating to such future operations or future financial performance, are forward-looking statements within the meaning of
Section 27A of the Securities Act and Section 21E of the Exchange Act. Actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors. Factors that could cause or contribute to such differences include, without limitation, those discussed below, factors discussed in the "Risk Factors" in the Company's Annual Report on Form 10-K for the year ended December 31, 1996, risks discussed in the Company's Quarterly Reports on Form 10-Q for the three-month periods ended March 31, 1997, and June 30, 1997, as well as those discussed elsewhere in this Prospectus and Proxy Statement.

     The Company specializes in the indirect financing of Contracts originated primarily by franchised Dealers for Non-Prime Borrowers. The Company commenced business operations in July 1993. By purchasing Contracts financing primarily late-model used vehicles as well as some new vehicles, the Company provides an alternative source of financing for Non-Prime Borrowers who might not be able to qualify for traditional automobile loans. The Company's business strategy currently calls for the sale of all Contracts through asset securitizations, rather than holding Contracts to maturity. To this end, the Company periodically securitizes pools of its Contracts in order to redeploy its capital, reduce interest rate risk and realize a gain on the sale of these Contracts. The Company believes that its competitive advantages include its national presence, risk-based pricing, financial resources, nationwide consistency of credit decisions and quality Dealer service.

Non-Prime Automobile Finance Industry

     Automobile financing is one of the largest consumer finance markets in the United States, with $393 billion in automobile-related credit outstanding as of June 1997. In general, the automobile finance industry can be divided into two principal segments: a prime credit market and a non-prime credit market. Traditional automobile finance companies, such as commercial banks, savings and loans, credit unions and captive finance companies of automobile manufacturers, generally provide credit to the most creditworthy borrowers, or so-called "prime borrowers."

     The so-called "non-prime" credit market, in which the Company operates, provides financing to Non-Prime Borrowers, who are those borrowers who have had past credit problems (including bankruptcy), have limited or no credit histories and/or have low incomes. Historically, traditional automobile financing sources have not serviced the non-prime market or have done so only through programs that were not consistently available. An industry group of independent finance companies specializing in non-prime automobile financing has been established but the industry remains highly fragmented, with no company having a significant share of this non-prime market.

     The Company is unable to estimate the size of the non-prime automobile market. The Company believes that the number of Non-Prime Borrowers is increasing due to, among other factors, declining real wages, the greater willingness on the part of consumers to seek bankruptcy protection, the high cost of new automobiles relative to consumer incomes and the greater availability of late-model used vehicles coming off short-term lease programs. The Company's program is designed to provide financing to this market segment.

Business Strategy

     The Company's primary objective is to increase its net income by expanding market share. The Company believes it has or can build the operational and administrative capacity to expand its business and attain this objective. The Company's strategies for achieving this objective, which focus on credit quality, efficiency of operations and expansion, are as follows:

     - Enforcing nationwide consistency of underwriting standards and controls, including verification and document review;

     - Increasing the volume of Contract purchases from existing Dealers;

     - Increasing the number of active Dealers in the Company's existing geographic markets;

     - Entering selected new markets in metropolitan areas where the Company can recruit experienced regional sales managers;

     - Using the Company's Contract database to refine underwriting standards, program pricing and overall credit risk evaluation capabilities;

     - Attracting and retaining qualified employees;

     - Maintaining reliable funding sources;

     - Approving applications and funding Contract purchases in a timely manner; and

     - Maintaining and improving the Company's delinquency monitoring and collection processes.

     Overall, the Company's strategy is to purchase Contracts with yields, after discounts, that compensate the Company for the credit risk inherent in the non-prime market, and to manage this credit risk through the Company's internal credit evaluation and its proactive collection processes.

Purchase of Contracts

     Sales and Marketing. The Company markets its financing program primarily to franchised Dealers and to a limited number of independent used automobile Dealers. Before purchasing Contracts from a Dealer, ACC and the Dealer enter into an agreement ("Dealer Agreement") that provides the Company with recourse to the Dealer in cases of Dealer fraud or a breach of the Dealer's representations and warranties. As of June 30, 1997, the Company had 1,810 active Dealers, defined as Dealers from which the Company had purchased at least one Contract in the last six months, compared to 1,055 active Dealers as of June 30, 1996.

     The Company typically solicits business from Dealers through its regional sales managers ("RSMs"), each of whom is assigned an exclusive territory. The Company typically hires RSMs who have experience with the purchase of non-prime Contracts and who have pre-existing, established relationships with Dealers in a particular major metropolitan area. As of June 30, 1997, the Company had 55 RSMs. The announcement of the Merger may adversely affect the Company's ability to retain some of its more productive RSMs.

     RSMs meet regularly with Dealers and provide information about the Company's program, train Dealer personnel as to the Company's program requirements and assist Dealers in identifying consumers who qualify for ACC's program. As of August 31, 1997, the Company marketed its program to Dealers in 33 states. The Company targets major metropolitan areas because it believes they provide concentrations of high volume Dealers, which can be effectively serviced by its RSMs.

     RSMs typically target the late-model used vehicle business of franchised Dealers. The Company believes that late-model used vehicles represent the largest segment of the used vehicle market, while posing less risk of default due to mechanical problems than do older used vehicles. The Company targets franchised Dealers because the financial requirements and customer service standards imposed on these dealers by automobile manufacturers generally result in a high level of financial stability and customer satisfaction. As a result, the Company believes that, in general, Contracts from these Dealers expose the Company to less risk of Dealer misrepresentation and lower levels of borrower default.

     Dealer Reviews. Each month, senior management reviews Dealer performance reports that track, by Dealer, the number of applications submitted, the number of applications approved, the number of applications funded, the ratio of applications funded to applications received ("efficiency ratio"), delinquency ratios and default rates. Senior management maintains a Dealer "watch list" to track the performance of Dealers with low efficiency ratios, high delinquency ratios or high loss levels relative to the overall portfolio.

     Regional Credit Centers. The Company serves its Dealers on a regional basis through its regional credit centers. The Company believes that these regional centers provide a sufficient local market presence to meet the needs of its Dealers, without incurring the reduction in operating controls and economies of scale that can result from operating a large number of small branches. The Company currently has regional credit centers in Atlanta, Georgia; Dallas, Texas; Miami, Florida; Newark, Delaware; St. Louis, Missouri; and San Diego, California.

     Application Processing and Purchase Criteria. Dealers submit credit applications to one of the Company's regional credit centers, typically by facsimile. Upon the Company's receipt of a credit application, a credit processor uses an automated system to obtain credit histories, determine the wholesale value of the vehicle and calculate the credit score of the application. The Company's credit officers use the credit score as a guide to evaluate applications, but the approval/declination decision is not based solely on the credit score. Individual credit officers have limited approval authority and the approval of a more senior credit manager is required when the credit score or the amount financed exceeds the individual credit officer's approval limits. The Company's regional credit centers then notify Dealers by facsimile of a credit decision, usually within three hours of receipt of the application.

     During the six-month period ended June 30, 1997, the Company approved approximately 37% of the applications it received and funded approximately 25% of the applications that were approved compared to 43% and 22%, respectively, during the six-month period ended June 30, 1996. The Company believes Dealers select among finance companies based upon price, term, advance, down payment requirements, stipulations, timeliness of the finance company's approval and the historic reliability of the finance company's funding of purchases. The Company strives to maintain its competitiveness by meeting Dealer needs without compromising its credit standards.

     The Non-Prime Borrowers under Contracts of the type typically purchased by the Company generally have credit histories which include past bankruptcies, significant charged-off accounts and/or multiple collection accounts. Further, other Contracts may be purchased by the Company for borrowers with limited or no credit histories. In light of the deficiencies in the borrowers' credit histories, the Company's credit officers evaluate other potential offsetting factors such as the borrowers' residence stability, employment stability, income level relative to expenses and past performance on other automobile-related and other debt. If, in the credit officers' judgment, there are enough offsetting positive factors, such Contracts may be approved for purchase by the Company.

     To be eligible for purchase, a Contract must be fully amortizing and provide for level payments over the term of the Contract, must grant a first priority security interest in the financed vehicle to OFL-A, must prohibit the sale or transfer of the financed vehicle without the Company's consent and must allow for acceleration of the maturity of the Contract if the vehicle is sold or transferred without this consent. The portions of payments on Contracts allocable to principal and interest are, for payoff and deficiency purposes, determined in accordance with the law of the state in which the Contract was originated.

     Each Contract includes a requirement that the borrower maintain fire, theft and collision insurance on the financed vehicle and name the Company as a loss payee. As part of the funding process, the Company verifies by telephone that insurance is in place on the financed vehicle; however, as of June 30, 1997, approximately 16% of borrowers had canceled their insurance or allowed their insurance policies to lapse. Although the Contracts permit the Company to force-place insurance, the Company, as a matter of policy, generally does not force-place insurance due to the added collection and litigation risk.

     Funding Package Completion, Verification and Funding. After receiving an approval from one of the Company's regional credit centers and compiling a set of documents the Dealers believe to be consistent with the Company's documentation requirements, the Dealers send these funding packages to the Company's central funding group in San Diego. The Company generally requires that funding packages include proof of the borrower's residency, income, insurance and title.

     The Company's funding department reviews each Contract and verifies the application data and Contract documentation. The funding department also confirms or reconfirms the borrower's employment and the insurance on the vehicle. The Company believes one of the most important verifications is a direct telephone interview of the borrower to confirm the terms of the Contract, the source of the down payment and the equipment on the vehicle. The Company typically will not fund a Contract without a prior telephone interview of the borrower. The Company believes this process reduces the risk of misrepresentation by Dealers and/or borrowers and provides a basis for future borrower contact.

     A funding package may be returned if it does not comply with the terms of the initial approval or if the Company discovers facts that were not disclosed during the approval process. The Company returns unfunded approximately 10% of all completed funding packages for these reasons, a portion of which are resubmitted in approvable form. As an additional quality control check, the Company's data processing systems perform an automated review of the Contracts and identify any characteristics not in compliance with the Company's minimum underwriting standards.

     Post-Funding Quality Reviews. The Company uses its automated systems to continue to monitor Contracts after funding. In addition, the Company's quality control manager, who reports directly to the Chief Executive Officer, completes a full quality control review of a random sample of 5% of the newly-originated Contracts. This review focuses on compliance with underwriting standards, the quality of the credit decision and the completeness of Contract documentation. On a periodic basis, the Company's quality control manager issues a report to the Company's senior management summarizing (by credit processor and credit officer) policy exceptions, processing errors, documentation deficiencies and credit decisions which the quality control manager considered overly aggressive. The bonuses of the Company's credit officers are, in part, dependent upon results of these quality control reviews.

     Risk-Based Pricing. The Company uses statistical information and its automated Contract purchasing systems to establish different pricing programs by geographic region, by borrower credit characteristics or, in some cases, by Dealer; all tied to the expected economic value of each program to the Company.

     The Company maintains a database which tracks key underwriting parameters for each Contract purchased since the formation of the Company. This database is updated periodically to reflect the payment performance of each Contract. The Company uses this information to identify and aggregate a pool of Contracts that have failed to perform as anticipated. Each Contract in this pool is then matched against a performing Contract with the same date of purchase. By statistically comparing the characteristics of these two pools over time, the Company is able to refine periodically its credit evaluation processes and believes it is better able to price each of its programs based upon the expected risk of each program.

     Military, Direct Financing and Automobile Auction Programs. The Company has recently been testing new programs as part of its strategy of growing its portfolio of Contracts. In January 1997, the Company began testing a program targeted at military personnel stationed at certain bases in Texas pursuant to which the Company purchases Contracts from independent dealers located adjacent to the military bases. The Company believes that the military program will potentially have higher credit losses than its existing programs because, among other factors, the military borrowers generally have lower incomes, the vehicles financed generally have higher mileage (and therefore greater risk of mechanical failure) and the Contracts are originated with higher advance rates against the wholesale value of the financed vehicle. The Company has attempted to offset the higher expected losses through the pricing of the program. Since the program's inception on March 15, 1997 through June 30, 1997, the Company purchased $1.8 million of Contracts through the military program with an average amount financed under Contracts of $8,972, an average discount of Contracts of 19%, a weighted average coupon on Contracts of approximately 20%, an average original term of Contracts of 43 months, and a median model year for the financed vehicles of 1992.

     The program is staffed by credit officers and credit processors (the "Military Group") who have specialized knowledge of particular issues concerning the military borrower (such as salary and stipends, promotions and length of remaining service term), and application approvals are issued by the Military Group, subject to the Company's underwriting standards. Because of its specialized knowledge of military borrowers, the Military Group, rather than the Company's centralized funding department, also handles funding, application completion, and verification of application data and then ships funding packages to San Diego for funding. The Company has not yet determined whether in the long-term it will keep or expand its military program throughout the country, but the Company expects to continue to analyze its merits and intends to purchase approximately $1 million of Contracts per month (or approximately 2% of its monthly aggregate purchase amount) through the program during 1997.

     In December 1996, the Company initiated a program for the direct financing of vehicles for Non-Prime Borrowers with existing automobile loans who, based upon the Company's underwriting standards, are eligible for loans at lower interest rates. This program is still in an early stage and the Company has not originated a meaningful number of Contracts to compare the characteristics of this portfolio to its existing portfolio. However, the Company expects the portfolio to be of better credit quality than its newly purchased Contracts and to be priced accordingly.

     The Company has recently initiated a new program that is targeted at independent Dealers and is structured in a manner the Company believes will mitigate the risk of Dealer misrepresentations relating to the vehicles financed and the risk that title to the financed vehicles will not be transferred into the Company's name. Under the new program, the Company will facilitate the financing of the resale to Non-Prime Borrowers of used vehicles purchased by independent car Dealers at dealer auctions of ADESA Indianapolis, ADESA New Jersey and Auto Auction of Billings. The Company may open credit offices within the auction facilities. Contract purchases will be underwritten in accordance with ACC's underwriting standards and Contract advances will be based upon the Dealer's basis in the Contracts as evidenced by auction receipts. Funding of Contract purchases will be made through the Company's normal funding process, except the Company will fund purchases directly through Automotive Finance Corporation, an affiliate of ADESA that provides inventory financing to Dealers participating in the auctions ("AFC"), to retire the Dealer's obligation to AFC. Under this structure, the Dealer should not acquire title to the financed vehicles and the Company's lien should be recorded by AFC. As a result of this new program, the percentage of Contracts purchased from independent Dealers may increase from the existing levels; however, the Company does not expect to alter its primary strategy of targeting franchised Dealers for its programs. There is no assurance this new program will be successful or will mitigate the risks of purchasing Contracts from independent Dealers. If the program is successful, the Company plans to expand the program to other auctions.

     There is no assurance that the military program, the direct financing program or the automobile auction program will be successful for the Company, or that the Company will continue such programs in the future.

Contract Portfolio

     The following table sets forth certain data for the Contracts purchased by the Company for the periods indicated.

                                                    CONTRACTS PURCHASED DURING THE THREE MONTHS ENDED:
                                             -----------------------------------------------------------------
                                             JUNE 30,      MAR. 31,      DEC. 31,      SEPT. 30,      JUNE 30,
                                               1997          1997          1996          1996           1996
                                             --------      --------      --------      ---------      --------
Amount of Contracts (000s).................  $120,654      $76,653       $61,474        $53,431       $45,253
Average Amount Financed Under Contracts....    12,829       12,666        12,704         12,475        12,290
Average Coupon on Contracts................     20.46%       20.59%        20.53%         20.74%        20.72%
Average Original Term of Contracts
  (months).................................        58           58            58             57            57
Average Discount of Contracts, including
  Acquisition Fees.........................      4.35%        4.42%         4.15%          4.37%         5.16%

     The Company expects from time to time to make changes to its underwriting guidelines and program requirements to respond to competitive conditions in the non-prime automobile financing market. These changes are likely to affect the characteristics of the portfolio, may increase portfolio risk and/or reduce the Company's discounts and interest margins. In the quarter ended September 30, 1996, the Company instituted several programs that provided its Dealers with greater pricing options than were previously available, introduced certain new programs and provided more attractive pricing on certain existing programs. As expected, this had the effect of lowering the average discount and acquisition fees on Contracts purchased in this and subsequent periods.

     In January 1997, the Company initiated a program that permits up to 72-month original term Contracts for new and low-mileage used vehicles purchased by customers who meet certain parameters. This new program had the effect of increasing the average original term of the Contracts. The Company also has its pilot program for direct financing of vehicles without discounts that may cause average discounts and average coupons on Contracts to decline in future periods, depending upon the size and success of the program. In addition, the Company's portfolio characteristics may be adversely affected by the pricing and purchasing strategies of its competitors, which, in turn, may be impacted by the competitors' past credit performance problems and efforts to enhance portfolio credit quality.

Concentrations of Contract Purchases

     The following table sets forth information by state concerning Contract purchases and servicing portfolio amounts outstanding for the period and at the date indicated.

                                                      CONTRACTS PURCHASED
                                                     DURING THE SIX-MONTH          SERVICING PORTFOLIO
                                                     PERIOD ENDED JUNE 30,       OUTSTANDING BALANCES AS
                                                             1997                   OF JUNE 30, 1997
                                                     ---------------------       -----------------------
                                                      (000S)         (%)          (000S)           (%)
                                                      ------         ---          ------           ---
California.......................................    $ 37,134        18.82%       $ 89,207         22.54%
Texas............................................      30,140        15.28          70,520         17.82
Florida..........................................      28,241        14.31          54,178         13.69
Georgia..........................................      17,567         8.90          29,698          7.51
Pennsylvania.....................................       9,494         4.81          23,031          5.82
All Other........................................      74,731        37.88         129,061         32.62
                                                     --------       ------        --------        ------
                                                     $197,307       100.00%       $395,695        100.00%
                                                     ========       ======        ========        ======

     The Company attempts to develop a broad Dealer base to avoid dependence on a limited number of Dealers. As of June 30, 1997, no Dealer accounted for more than 3% of the Company's Contract portfolio and the ten Dealers from which the Company purchased the most Contracts, as a group, accounted for approximately 8% of the Contract portfolio. The Company's financing program also concentrates on purchases of Contracts for late-model used vehicles that are originated by franchised Dealers. As of June 30, 1997, 87% of Contracts serviced by the Company financed used vehicles and 96% were acquired from franchised Dealers. The Company's military program, the automobile auction program and other future programs targeted at independent dealers may reduce the percentage of Contracts purchased from franchised Dealers and could increase portfolio credit risk.

Servicing of Contracts

     General. ACC services all of the Contracts the Company originates, whether owned by the Company or sold in an asset-backed security. ACC's servicing generally consists of payment and pay-off processing, collecting, insurance tracking, title tracking, responding to borrower inquiries, investigating delinquencies, repossessing and reselling collateral, collection reporting and credit performance monitoring.

     Billing and Collection Process. The Company sends each borrower a monthly bill, rather than using payment coupon books. All payments are directed to the Company's lockbox account at a regional commercial bank. On a daily basis, the lockbox bank retrieves and processes payments received, and then deposits the entire amount into the lockbox account. A simultaneous electronic data transfer of borrower payment data is made to the Company for posting to the Company's computerized records.

     The Company's collection process is based on a strategy of closely monitoring Contracts and maintaining frequent contact with borrowers. As part of this process, the Company makes early, frequent contact with delinquent borrowers and attempts to educate borrowers on how to manage monthly budgets. The Company attempts to identify the underlying causes of a borrower's delinquency and to make an early collection risk assessment. The Company believes that its proactive collection process, including the early identification of payment problems, reduces its repossession rates and loss levels.

     In support of its collection efforts, the Company maintains a collection software package with customized features designed for high-intensity collection operations, which includes a high-penetration autodialer. With the aid of the autodialer, the Company initially attempts to contact any borrower whose account becomes six days past due. See "The Company -- Management Information Systems."

     Although the Company emphasizes telephonic contact, the Company also typically sends past due notices to borrowers when an account becomes ten days past due. In some cases, the Company uses the Western Union Quick Collection Service to collect borrowers' payments and to reduce the incidence of bad checks. When necessary, the Company uses a network of independent agencies to make field visits to borrowers.

     All of the Company's collections activity has taken place historically at the Company's San Diego headquarters. However, the Company expects that it will open a collection center outside San Diego, where it can conduct a portion of its early collections activity, while maintaining its more sensitive and complex collections activity at its headquarters.

     Extensions and Modifications. If a borrower has current financial difficulties, but has previously demonstrated a positive history of payment on the Contract, the Company will permit a payment extension of not more than two months during the term of a Contract. Senior management of the Company must approve each extension. Further, the Company typically permits only one extension over the term of a Contract and the Company neither restructures Contracts nor forbears any payments on Contracts. As of June 30, 1997, 1.43% of the Contracts owned or serviced by the Company had been extended for 30 days or more, as compared to 1.45% as of December 31, 1996. In addition, the Company will permit one change to a borrower's monthly due date during the term of a Contract.

     Repossession. The Company repossesses a vehicle when resolution of a delinquency is not likely or when the Company believes that its collateral is at risk. The Company makes these judgments based upon its collectors' discussions with borrowers, the ability or inability to locate the borrowers and/or the vehicles, the receipt of notices of liens and other information. The Company uses independent, licensed and bonded repossession agencies to repossess vehicles as well as the services of an agency that traces skips (where neither the borrower nor the vehicle can be located) to supplement its own efforts in locating vehicles. When a vehicle is repossessed, it generally is sold through a dealer auction within 60 days of the repossession. The Company generally uses its own staff to pursue recoveries of deficiency balances, but may also use outside collection agencies which share in any recoveries. If the Company has reason to believe that a Dealer violated any representations or warranties made to the Company on a defaulted Contract, the Company may pursue its remedies against the Dealer under the Dealer Agreement.

     The Company generally employs the same policies for charging off Contracts on both Contracts it owns and on Contracts sold in asset-backed securities. The Company expects to incur a loss whenever it repossesses a vehicle. When the Company sells a repossessed vehicle, it records a net loss equal to the outstanding principal balance of the Contract, less the proceeds from the sale of the vehicle.

     If an account becomes 120 days delinquent (other than accounts in bankruptcy) and the Company has repossessed the vehicle, but not yet received the sale proceeds, then the Company records a loss equal to the outstanding principal balance of the Contract, less the estimated auction value of the vehicle (which is based upon wholesale used car values published by nationally recognized firms) and any expected recoveries under its vendor single interest ("VSI") insurance. This VSI insurance protects the Company's interest in the collateral against uninsured physical damage (including total loss). If an account becomes 120 days delinquent and the Company has not repossessed the vehicle, then the Company records a loss equal to the outstanding principal balance of the Contract. Any recoveries received subsequent to the Contract being charged-off, including amounts (i) from the borrower's insurance policies or service contracts, (ii) from Dealers under a breach of the Dealer Agreements or (iii) from deficiency balances recovered from borrowers, are treated as loss adjustments in the period when these recoveries are received. See "The Company --Management's Discussion and Analysis of Financial Conditions and Results of Operations" for a discussion of VSI insurance.

Management Information System

     The Company relies on automated information management and data processing systems to maximize productivity, minimize credit losses and maintain data integrity. The Company operates its information management, accounting and data processing systems on a Model 300, IBM AS400 ("AS400").

     The Company uses its own proprietary Application Processing System and Contract Management System, both of which operate on the AS400. The Application Processing System tracks applications through the approval process and provides status reports to sales and credit administration personnel on approved and declined Contracts. This system is also used for credit scoring and credit review. The Application Processing System electronically transmits all data to the Contract Management System. The Contract Management System analyzes Contracts for compliance with the Company's underwriting standards, tracks key underwriting characteristics for all funded Contracts, tracks approval trends, analyzes charge-offs, monitors delinquencies and measures pool performance.

     The Company uses the Universal Loan Accounting package resident on the AS400 for all aspects of its loan accounting and payment processing. The Company uses the Mosaix high speed autodialer to facilitate its collection process. The Company's general ledger is maintained on the MAS-90 General Ledger package. The Company uses collection software that operates on the AS400. The Company also has installed IBM's ImagePlus(TM) imaging system on the AS400 to make Contract documents available on-screen, decrease data entry costs and aid disaster recovery. Further, the Company has installed video teleconference and document sharing systems, which facilitate interaction between the Company's headquarters and its regional credit centers.

     The Company backs up its systems on a daily basis and stores the backup tapes off-site. The Company also has implemented a disaster recovery plan that is intended to restore critical business operations within 48 hours of a disaster. In an emergency, IBM will deliver replacement parts for the AS400 within 24 hours. Additionally, the Company has the contractual right to access SunGard's nationwide recovery facilities, which are fully equipped and permit access to hardware, software and telephones. The Company has made a significant investment in its hardware and software systems and intends to continue to upgrade these systems as its needs dictate.

Warehouse Financing

     CP Facility. On March 27, 1997, the Company entered into a new $100 million commercial paper-backed facility (the "CP Facility"), which replaced the Repurchase Facility. The lenders are a commercial paper conduit and CSFB, and the borrower is ACC Liquidity. The CP Facility is secured by Contracts pledged by ACC Liquidity (purchased in a true sale from OFL-A or ACC) and is guaranteed by Financial Securities Assurance Corp. ("FSA"). The CP Facility bears interest at the weighted average of the commercial paper issued by the commercial paper conduit plus commissions and expenses, repriced daily, unless the lenders, in their sole discretion, determine in good faith that the commercial paper rate is unavailable or not desirable and apply a rate equal to the Euro-Dollar rate (defined as the rate per annum at which deposits in United States Dollars are effected by CSFB in London, England to prime banks in the London interbank market) plus 75 basis points. In addition, the borrower pays FSA a premium of approximately 45 basis points of the outstanding advances. The interest rate on the CP Facility was 5.7% as of June 30, 1997.

     Advances under the CP Facility are limited to the borrowing base. The borrowing base is calculated under a formula that takes into account, among other factors, the principal balance of the Contracts pledged under the facility, the current interest rate for United States Treasury securities with a 21-month remaining term or the one-month LIBOR, whichever is greater, and the weighted average coupon rate of the Contracts pledged under the CP Facility. The borrowing base cannot exceed 93% of the principal balance of eligible Contracts. As of June 30, 1997, $32.9 million was outstanding and the advance rate was 91.7% of eligible Contracts, including a 1% liquidity cash reserve. If Treasury rates or LIBOR rises or the weighted average coupon of Contracts being purchased by the Company declines, then the advance rate will decline if all other factors remain the same. A decrease in advance rates will increase the Company's capital requirements for the facility and adversely affect its liquidity.

     The events of default under the CP Facility include, among others, a downgrade of the claims paying ability of FSA to less than A by S&P or A2 by Moody's (FSA is currently rated AAA and Aaa by S&P and Moody's, respectively), the average delinquency rate (as defined in the facility) exceeding 2.5% during the preceding four months or the occurrence of a servicer event of default. A servicer event of default includes, among others, (i) total delinquencies as a percentage of the Company's servicing portfolio in excess of 8% during the preceding three months or (ii) annualized charge-offs as a percentage of average servicing portfolio in excess of 7% during the preceding six months. The lenders have the right to replace ACC as the servicer upon the occurrence of a servicer event of default. Norwest Bank Minnesota, N.A. is designated as the custodian for the collateral and lockbox and is the back-up servicer for the facility. Norwest is also the back-up servicer on the asset securitizations. In the event that FSA is downgraded to AA or Aa, then the Company has six months to replace the facility. The CP Facility expires in March 1998. As of the date of this Prospectus and Proxy Statement, the Company is in compliance with all of its covenants under the CP Facility and no event of default has occurred.

NIM Facility

     In order to obtain working capital financing, the Company and Cargill entered into the Subordinated Certificate and Net Interest Margin Certificate Financing Agreement (the "NIM Facility") on September 15, 1995. The NIM Facility enables the Company to obtain additional debt financing through a pledge of OFL-A's interest in the Company's Subordinated Securities and excess servicing receivables ("ESRs"). OFL-A is obligated to pay Cargill an annual commitment fee of $100,000, payable in quarterly installments of $25,000. ACC has guaranteed up to $5 million on the NIM Facility and has pledged all of its OFL-A stock as collateral for the facility. The NIM Facility can be prepaid at any time upon 30 days' notice. Until the NIM Facility is retired, borrowings under this facility can be redrawn at the time of an asset-backed securities issuance by Receivables. The NIM Facility had no outstanding balance as of June 30, 1997 and a $3 million outstanding balance as of August 31, 1997, and is subject to a maximum outstanding balance of $10 million, with the borrowing base subject to the current valuation of the Subordinated Securities and ESRs pledged as collateral. The NIM Facility expires in May 1998. As of the date of this Prospectus and Proxy Statement, the Company is in compliance with all of its covenants under the NIM Facility and no event of default has occurred. Cargill has the option to terminate the NIM Facility if an event of default occurs under the NIM Facility. Under the NIM Facility Agreement, the following events, among others, constitute events of default: (i) a material adverse change in the financial condition of OFL-A, ACC or Receivables, (ii) failure of ACC, OFL-A or Receivables to maintain a consolidated stockholders' equity of at least $2,000,000, $50,000, and $50,000, respectively, if the condition is not remedied within ten days; (iii) a change in control of ACC, OFL-A or Receivables; (iv) either (A) any two of Rocco Fabiano, Gary Burdick or Rellen Stewart are no longer employed by ACC, unless the successors are acceptable to Cargill, or (B) Rocco Fabiano, Gary Burdick and Rellen Stewart collectively own less than ten percent of ACC's Common Stock, on a fully diluted basis; (v) except in certain circumstances, Moody's Investors Service, Inc. ("Moody's") or Standard & Poor's Ratings Group ("S&P") shall have downgraded any asset-backed security of the Company other than as result of the downgrading of FSA or other related surety company; (vi) in connection with any structured finance transaction (including any subsequent asset-backed security), the initial credit enhancement levels required to achieve an overall "BBB" rating from either Moody's or S&P is equal to or greater than nine percent of the aggregate unpaid principal balance of the Contracts so financed; (vii) Cargill, as sponsor, shall be obligated to make any payments in respect of any asset securitization or any other eligible transaction due to a default by the Company; (viii) the occurrence of more than three collateral events in a pool of Contracts securing any Subordinated Securities or excess servicing revenues pledged as collateral to Cargill under the NIM Facility; (ix) except in certain circumstances, the occurrence of valuation adjustments of an aggregate, cumulative, amount of 20% or more of the Subordinated Securities and ESRs securing the NIM Facility; or (x) an interest rate (equal to LIBOR plus seven percent) that is equal to or greater than 18% for 30 or more consecutive days. A collateral event means with respect to any pool of Contracts in an asset-backed security, the occurrence of any of the following events during any monthly period: (i) a trailing three-month annualized net charge-off rate equal to or greater than ten percent; (ii) a trailing six-month annualized net charge-off rate equal to or greater than nine percent, (iii) a trailing three-month delinquency rate equal to or greater than nine percent; (iv) a trailing six-month delinquency rate equal to or greater than eight percent; (v) a trailing three-month annualized repossession rate equal to or greater than 18%; or (vi) a trailing six-month annualized repossession rate equal to or greater than 17%.

Securitization of Contracts

     In June 1995, the Company began selling its portfolio of Contracts to investors through the issuance of asset-backed securities. The periodic securitization of Contracts is an integral part of the Company's business plan. The issuance of these securities enables the Company to redeploy capital, reduce its interest rate risk and recognize gains on the sale of the Contracts.

     As of August 31, 1997, the Company had completed nine securitizations as described in the chart below, involving the original sale of $587 million in securities of which $554 million in securities were rated "AAA" by S&P and "Aaa" by Moody's based on the FSA guaranty.

                      SECURITIZATION                                 AGGREGATE            PASS-THROUGH RATE
                       TRANSACTION                            PRINCIPAL OF SECURITIES    ON SENIOR SECURITIES
                      --------------                          -----------------------    --------------------
  1995-A..................................................         $ 51,019,000                  6.70%
  1995-B..................................................           50,000,000                  6.40
  1996-A..................................................           36,319,000                  5.95
  1996-B..................................................           45,508,000                  6.90
  1996-C..................................................           48,916,000                  6.90
  1996-D..................................................           60,016,000                  6.25
  1997-A..................................................           80,000,000                  6.75
  1997-B..................................................          100,000,000                  6.70
  1997-C..................................................          115,000,000                  6.40
                                                                   ------------
       Total..............................................         $586,778,000
                                                                   ============

     These asset-backed securities were treated as sales of the Contracts, and Contracts sold in a security were removed from the consolidated balance sheet of the Company. To date, each of the securitizations has been privately placed.

     The 1995 and 1996 transactions were generally structured as follows: ACC repurchased a pool of Contracts from Cargill under the Repurchase Facility and simultaneously sold the pool to Receivables, which then sold the pool to a trust in exchange for interest-bearing certificates of an amount equal to the aggregate principal balance of the Contracts. The certificates were then sold to one or more institutional investors. The Company retained the Subordinated Securities and ESRs created in each transaction.

     For the 1997 transactions, the Company restructured the securitizations. Under the new structure, ACC purchases the Contracts from ACC Liquidity, then sells them to a Delaware business owner trust owned by Receivables and ACC Funding, in exchange for ESRs and the Subordinated Securities. The trust then pledges its assets to secure payment of the senior notes and the Subordinated Securities. In addition, the relevant Indenture requires the establishment of a cash reserve fund equal to one percent (1%) of the outstanding balance of Contracts owned by the trust as additional collateral for the Subordinated Securities.

     The new structure is designed to enable the transfer of the Contracts to a trust to be treated as a sale for accounting purposes, and as an issuance of indebtedness for tax purposes. As a result, the Company will not be required to pay income tax on the gain on sale of Contracts in the period in which the Contracts are delivered. Instead, the Company will pay income taxes as it receives cash from the corresponding ESRs. In addition, the new structure improves the marketability of the Subordinated Securities, because under this structure, once the credit enhancement reserve requirements are met, all excess cash flows are initially used to pay down the principal of the Subordinated Securities. The Company has sold the Subordinated Securities from each of the 1997 transactions.

     In all of the securitizations, the Company retains the right to service the Contracts sold to the trust and receives monthly base servicing fees of approximately 3% per annum on the outstanding balance of the Contracts that were sold. In addition, Receivables (or OFL-A if Receivables' rights are assigned to OFL-A for pledge under the NIM Facility) is entitled to receive excess interest arising from collections, to the extent that these collections exceed the aggregate of payments to investors, base servicing fees and certain other fees. Generally, certificates or notes are sold to investors without recourse, except that the representations and warranties provided by Dealers to the Company are similarly provided by the Company to the investors and to FSA, along with certain indemnities. These indemnities are secured by a pledge of all of the stock of Receivables. Receivables is obligated to repurchase a Contract from the trust if the Contract fails to conform to normal representations and warranties relating to the collateral. Receivables bears the risk of loss on Contracts it repurchases.

     Each Securitization Transaction results in the recognition of a gain on sale of Contracts on the Company's consolidated statement of operations for the period in which the Contracts were delivered. These gains are recognized to the extent that the net proceeds from the sale are greater than the allocated basis of that portion of the Contracts sold. This gain is subject to the provisions of the Emerging Issues Task Force ("EITF") Issue No. 88-11. (See Footnote 1(i) of the Notes to Consolidated Financial Statements for the methodology used to calculate the gain on sale.)

     Under the servicing agreement for each security, the Company is obligated to service all Contracts sold to the trusts in accordance with the Company's standard procedures. The servicing agreements generally provide that the Company will bear all costs and expenses incurred in connection with the management, administration and collection of the Contracts serviced. The servicing agreements can be terminated by the investor in the event of certain defaults by the Company and under certain other circumstances.

Competition

     The automobile financing business is highly competitive. The Company competes with a growing number of publicly and privately held national, regional and local automobile finance companies that specialize in non-prime automobile finance, many of which compete directly with the Company for Contracts. These competitors include AmeriCredit Corp., Consumer Portfolio Services, Inc., and GE Capital Corporation.

     In addition, the Company competes, or may compete in the future, for business with more traditional automobile financing sources, such as commercial banks, savings and loans, thrift and loans, credit unions and captive finance companies of automobile manufacturers such as General Motors Acceptance Corporation, Ford Motor Credit Corporation (including the Ford Fairlane subsidiary), Chrysler Financial Corporation, Toyota Motor Credit Corporation, Nissan Motors Acceptance Corporation and American Honda Finance. These traditional automobile finance companies may lower credit standards or introduce programs for Non-Prime Borrowers to attract more financing business or, in the case of the captive finance companies, to stimulate new vehicle sales.

     Many of the Company's competitors and potential competitors have substantially greater financial, marketing and other resources than the Company and may be more successful in expanding into new geographic markets, building Dealer networks and increasing market share through internal growth or acquisition. The larger, more established companies have access to unsecured commercial paper, investment-grade corporate debt and to other funding sources that may provide them with an advantageous cost of capital relative to the Company's cost of capital.

     The captive finance companies and many of the other traditional automobile finance companies have long-standing relationships with Dealers that may give them a competitive advantage in establishing dealer networks for the purchase of Contracts. Many of these companies provide other types of financing, including inventory financing, which is not offered by the Company.

     The Company believes that the industry competes for Dealers on the basis of the price charged to the Dealer for the purchase of Contracts (which is a function of the discount to the face value of a Contract and any applicable fees), advance limitations, down payment requirements, stipulations, the timeliness of the finance company's response to an application, the approved Contract terms, documentation requirements for purchase of the Contract and the historic reliability of the finance company's funding of purchases. The Company believes that its competitive advantages include geographic diversification, risk-based pricing, financial resources, nationwide consistency of credit decisions and quality Dealer service.

Government Regulation

     The Company has obtained and maintains licenses and registrations required by certain states' sales finance company laws and/or laws regulating purchases of installment or conditional sales Contracts, and is in the process of obtaining licenses to permit either ACC or Accent to originate directly non-prime automobile installment Contracts. The Company intends to obtain and maintain any and all additional qualifications, registrations and licenses necessary for the lawful conduct of its business and operations.

     Numerous federal and state consumer protection laws, including the Federal Truth-In-Lending Act, the Federal Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Federal Fair Debt Collection Practices Act, the Federal Trade Commission Act, the Federal Reserve Board's Regulations B and Z, and state motor vehicle retail installment sales acts, retail installment sales acts and other similar laws regulate the origination and collection of consumer receivables and impact the Company's business. The relevant laws, among other things, (A) require the Company to (i) obtain and maintain certain licenses and qualifications, (ii) limit the finance charges, fees and other charges on the Contracts purchased or originated and (iii) provide specified disclosures to consumers; (B) limit the terms of the Contracts; (C) regulate the credit application and evaluation process; (D) regulate certain servicing and collection practices; and (E) regulate the repossession and sale of collateral. In addition, certain laws applicable to military personnel, which may relieve such personnel of certain debt obligations during wartime and under certain other circumstances, may specifically impact the Company's military borrower program. These laws impose specific statutory liabilities upon creditors who fail to comply with their provisions and may give rise to defense to payment of the consumer's obligation. In addition, certain of the laws make the assignee of a consumer installment Contract liable for the violations of the assignor.

     The Dealer Agreement contains representations and warranties by the Dealer that, as of the date of assignment, the Dealer has complied with all applicable laws and regulations with respect to each Contract. The Dealer is obligated to indemnify the Company for any breach of any of the representations and warranties and to repurchase any non-conforming Contracts. The Company generally verifies Dealer compliance with usury laws, but does not audit a Dealer's full compliance with applicable laws. There is no assurance the Company will detect all Dealer violations or that individual Dealers will have the financial ability and resources either to repurchase Contracts or indemnify the Company against losses. Accordingly, failure by Dealers to comply with applicable laws, or with their representations and warranties, could have a material adverse effect on the Company.

     The Company believes it is currently in compliance in all material respects with applicable laws, but there can be no assurance that the Company will be able to maintain such compliance. The failure to comply with such laws, or a determination by a court that the Company's interpretation of law was erroneous, could have a material adverse effect upon the Company. Furthermore, the adoption of additional laws, changes in the interpretation and enforcement of current laws or the expansion of the Company's business into jurisdictions that have adopted more stringent regulatory requirements than those in which the Company currently conducts business, could have a material adverse effect upon the Company.

     If a borrower defaults on a Contract, the Company as the servicer of the Contract is entitled to exercise the remedies of a secured party under the Uniform Commercial Code ("UCC"), which typically includes the right to repossession by self-help means unless such means would constitute a breach of peace. The UCC and other state laws regulate repossession and sales of collateral (A) by requiring reasonable notice to the borrower of (i) the date, time and place of any public sale of the collateral, (ii) the date after which any private sale of the collateral may be held and (iii) the borrower's right to redeem the financed vehicle prior to any such sale; and (B) by providing that any such sale must be conducted in a commercially reasonable manner. Financed vehicles repossessed generally are resold by the Company through unaffiliated wholesale automobile networks or auctions which are attended principally by used automobile Dealers.

     Under the UCC and other laws applicable in most states, a creditor is entitled, subject to possible prohibitions or limitations, to obtain a deficiency judgment from a borrower for any deficiency on repossession and resale of the vehicle securing the unpaid balance of the borrower's installment Contract. Since a deficiency judgment against a borrower would be a personal judgment for the shortfall, and the defaulting borrower may have very little capital or few sources of income, in many cases it is not prudent to seek a deficiency judgment against a borrower or, if one is obtained, it may be settled at a significant discount.

Property

     The Company's headquarters are located in San Diego, California, where it leases approximately 26,000 rentable square feet of general office space in several buildings from unaffiliated lessors. The various headquarters leases expire at various times between January 1998 and March 2002. The base monthly rent for all San Diego properties leased by the Company is $41,000. The Company has negotiated a termination of its existing primary headquarters lease effective October 15, 1997 and of certain other smaller facility leases shortly thereafter, which will not result in a charge to the Company's statement of operations.

     The Company has entered into an agreement to lease new corporate headquarters space in San Diego, California from an unaffiliated lessor. The building is currently under construction and the Company is expected to move and begin paying rent in October 1997. The new office space consists of approximately 46,000 rentable square feet. The base monthly rent is approximately $76,000, subject to annual increases. The lease expires in October 2005 and the Company has options to lease additional space in future buildings in the complex.

     The Company leases from unaffiliated lessors four offices that it uses as regional credit centers, located in Dallas, Texas; Atlanta, Georgia; Miami, Florida; and Newark, Delaware. The office in Dallas consists of approximately 2,075 square feet for which the lease expires January 1, 1998. The base monthly rent is $2,334. The Company has an option to renew the lease for an additional three years, on substantially similar terms. The office in Atlanta consists of approximately 2,100 square feet for which the lease expires January 31, 1998. The monthly rent is $2,481. The office in Miami consists of approximately 1,662 square feet for which the lease expires June 10, 2001. The base monthly rent is $2,100. The office in Newark consists of approximately 3,414 square feet for which the lease expires April 15, 1999. The base monthly rent is $5,050. The office in St. Louis, Missouri consists of approximately 3,500 square feet with a base monthly rent of $6,600 and the lease expires August 31, 2002.

Employees

     As of August 31, 1997, the Company had 363 full-time employees. The Company believes that its relations with its employees are good. The Company is not a party to any collective bargaining agreement.

Legal Proceedings

     As of the date of this Prospectus and Proxy Statement, the Company is involved as a defendant in certain litigation and threatened litigation arising in the normal course of business. While the outcome of the pending and threatened litigation cannot be predicted with certainty, the Company's management believes that all pending and threatened claims will be resolved on terms and for amounts that will not have a material effect on the Company's business or consolidated financial condition.

     The Company regularly initiates and intends to continue initiating legal proceedings as a plaintiff in connection with its routine collection activities.

Risks Relating to ACC's Business

     The Company's business is subject to numerous risks, including credit risks, interest rates risks and risks relating to liquidity and capital resources, competition, geographic concentration, government regulation, dependence on key personnel and other factors. A full discussion of these risks and other risks associated with the Company's business may be found in the Company's Annual Report on Form 10-K for the year ended December 31, 1996, and its Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 1997.

SELECTED COMPANY FINANCIAL INFORMATION

     The following table sets forth selected consolidated financial information for the Company. The statement of operations data for the period from July 15, 1993 (inception) through June 30, 1994, the six-month transition period ended December 31, 1994 and the years ended December 31, 1995 and 1996, and the balance sheet data as of December 31, 1995 and 1996, have been derived from the Company's Consolidated Financial Statements which have been audited by KPMG Peat Marwick LLP, independent auditors, whose report with respect thereto appears elsewhere in this Prospectus and Proxy Statement. The balance sheet data as of December 31, 1994, has been derived from audited Consolidated Financial Statements of the Company which are not presented herein. The statement of operations and balance sheet data as of and for the six-month periods ended June 30, 1996 and 1997, are unaudited but include, in the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of such data and results of operations for those periods. The results for the six-month period ended June 30, 1997, are not necessarily indicative of results that may be expected for the year ending December 31, 1997. The information set forth below should be read in conjunction with the Company's Consolidated Financial Statements and related notes thereto. See "The Company -- Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                    JULY 15, 1993    SIX-MONTH
                                     (INCEPTION)     TRANSITION                                    SIX-MONTH PERIOD
                                       THROUGH      PERIOD ENDED    YEAR ENDED DECEMBER 31,         ENDED JUNE 30,
                                      JUNE 30,      DECEMBER 31,   -------------------------   -------------------------
                                       1994(1)        1994(1)        1995(1)       1996(1)        1996          1997
                                    -------------   ------------   -----------   -----------   -----------   -----------
STATEMENT OF OPERATIONS DATA
  Net interest income.............   $   606,177    $ 2,187,843    $ 3,332,354   $ 4,700,124   $ 2,034,604   $ 2,603,162
  Gain on sale of contracts.......            --             --      8,056,136    15,186,889     6,584,609    12,736,139
  Servicing income and ancillary
    fees..........................         6,653         28,237      1,757,257     4,914,668     1,811,747     4,450,249
  Litigation settlement income....            --        325,000             --            --            --            --
                                     -----------    -----------    -----------   -----------   -----------   -----------
  Total revenues..................       612,830      2,541,080     13,145,747    24,801,681    10,430,960    19,789,550
  Provision for contract losses...       592,325        902,361        673,802     1,113,069       348,784       481,196
  Operating expenses..............     2,608,467      2,630,925      8,796,590    14,896,921     6,763,069    11,380,773
                                     -----------    -----------    -----------   -----------   -----------   -----------
  Income (loss) before taxes and
    extraordinary loss............    (2,587,962)      (992,206)     3,675,355     8,791,691     3,319,107     7,927,581
  Income tax provision............            --             --        209,000     3,692,000     1,394,000     3,330,000
                                     -----------    -----------    -----------   -----------   -----------   -----------
  Income (loss) before
    extraordinary loss............    (2,587,962)      (992,206)     3,466,355     5,099,691     1,925,107     4,597,581
  Extraordinary loss on
    extinguishment of repurchase
    facility, net of tax..........            --             --             --            --            --     1,037,827
                                     -----------    -----------    -----------   -----------   -----------   -----------
  Net income (loss)...............   $(2,587,962)   $  (992,206)   $ 3,466,355   $ 5,099,691   $ 1,925,107   $ 3,559,754
                                     ===========    ===========    ===========   ===========   ===========   ===========
  Preferred stock dividends.......      (152,673)       (82,621)      (215,419)     (123,741)     (116,818)           --
                                     -----------    -----------    -----------   -----------   -----------   -----------
  Net income (loss) available to
    common shareholders...........   $(2,740,635)   $(1,074,827)   $ 3,250,936   $ 4,975,950   $ 1,808,289   $ 3,559,754
                                     ===========    ===========    ===========   ===========   ===========   ===========
  Net income per common share and
    common share equivalent (2):
    Income before extraordinary
      loss........................   $        --    $        --    $      0.61   $      0.68   $      0.29   $      0.54
    Extraordinary loss............            --             --             --            --            --          0.12
                                     -----------    -----------    -----------   -----------   -----------   -----------
    Net income....................   $        --    $        --    $      0.61   $      0.68   $      0.29   $      0.42
                                     ===========    ===========    ===========   ===========   ===========   ===========
  Weighted average shares
    outstanding...................            --             --      5,661,046     7,542,371     6,724,938     8,523,623
                                     ===========    ===========    ===========   ===========   ===========   ===========

                                                                              SIX-MONTH PERIOD ENDED
                                           YEAR ENDED DECEMBER 31,                   JUNE 30,
                                   ---------------------------------------   -------------------------
                                      1994          1995          1996          1996          1997
                                   -----------   -----------   -----------   -----------   -----------
BALANCE SHEET DATA
  Total assets...................  $42,331,518   $46,908,938   $64,633,390   $53,942,978   $96,921,828
  Net installment contracts
     Held-for-sale...............           --    28,187,778    21,078,692    22,365,001    40,239,260
     Held-for-investment.........   38,613,239       509,388     3,428,643       220,830     2,294,302
  Allowance for contract
     losses(3)...................    1,181,004       476,808       565,000       388,200       413,000
  Asset-backed securities,
     available-for-sale..........           --            --     7,832,174            --     6,328,000
  Asset-backed securities,
     held-to-maturity............           --     3,910,080            --     6,684,022            --
  Excess servicing receivables...           --     5,590,878    15,573,618     9,365,618    23,041,000
  Warehouse facilities, net......   40,492,594    29,708,252    11,026,130    23,598,232    32,676,451
  Redeemable 10.25% subordinated
     notes due 2003..............           --            --    19,196,110            --    19,163,378
  Other borrowings...............           --     7,439,597            --     2,388,036            --
  Total liabilities..............   41,433,745    40,624,138    40,113,674    32,721,312    66,390,222
  Redeemable preferred stock.....    4,358,377     6,279,049            --            --            --
  Shareholders' equity...........   (3,460,604)        5,751    24,519,716    21,221,666    30,531,606
SELECTED FINANCIAL RATIOS(6)
  Return (loss) on average
     assets(4)...................        (6.65)%        6.92%         9.24%         6.58%        10.18%
  Return (loss) on average
     equity(4)(5)................      (160.91)       102.37         30.81         35.61         34.13
  Net charge-offs as a percentage
     of average servicing
     portfolio(7)................         1.08          3.64          4.47          3.85          4.88
  Operating expense ratio(8).....         16.4          10.7           8.4           9.5           7.3

-------------------------
(1) Effective as of January 1, 1995, the Company changed its fiscal year end from June 30 to December 31. Each of the periods ended June 30, 1994, December 31, 1994, December 31, 1995, and December 31, 1996 is an audited period.

(2) Due to the significant changes in the capital structure of the Company, historical net income (loss) per common share prior to the year ended December 31, 1995, is not presented.

(3) Allowance for Contract losses does not include the estimated undiscounted recourse loss allowance contained within the valuation of the ESRs (as defined herein). As of December 31, 1994, 1995 and 1996 and June 30, 1997, the estimated undiscounted recourse loss allowance embedded in the ESRs (excluding accrued interest) was zero, $7.1 million, $19.2 million and $31.6 million, respectively.

(4) The calculations of return (loss) on average assets and return (loss) on average equity, for the six months ended June 30, 1997, exclude an extraordinary loss of $1.0 million on extinguishment of a warehouse facility.

(5) The calculation of return (loss) on average equity for December 31, 1994, and 1995 includes redeemable preferred stock.

(6) Ratios have been annualized for the six-month transition period ended December 31, 1994 and the six month periods ended June 30, 1996 and 1997.

(7) After December 31, 1996, the average servicing portfolio is calculated as of the beginning and the end of each month during the period. For the prior periods, the average servicing portfolio is calculated as of the beginning and the end of each quarter in the period presented. The net charge-offs exclude the effect of accrued interest, discounts paid by the Dealers and potential recoveries from legal proceedings against borrowers.

(8) Operating expenses as a percentage of average Contracts owned and serviced for others.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion is qualified in its entirety by the more detailed information and consolidated financial statements, including the notes thereto, appearing elsewhere in this Prospectus and Proxy Statement. Other than statements of historical fact, the statements made in this section are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act that involve risks and uncertainties. The Company's actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in "The Company -- Description of the Company" as well as those discussed elsewhere in this Prospectus and Proxy Statement.

     From the inception of the Company on July 15, 1993 through May 1995, the primary source of revenue for the Company was net interest income on the Contracts owned by the Company. In May 1995, the Company initiated an asset-backed securitization program. From the inception of the program through the 1996-D Transaction, the Company sold Contracts and retained subordinated asset-backed securities ("Subordinated Securities") or performing Contracts pledged as credit enhancements ("Spread Receivables"), and excess servicing receivables ("ESRs") and credit enhancement cash reserves. During the six months ended June 30, 1997, the Company began selling the Subordinated Securities as part of its securitization transactions. There can be no assurance that the Company will continue to sell Subordinated Securities or that there will be a market for such securities.

     Since initiation of the asset-backed securitization program, the Company's earnings have been increasingly attributable to the gains recognized on the sale of the Contracts and servicing revenues generated in conjunction with servicing those sold Contracts. In contrast, interest income is expected to continue to decline as a portion of total revenues.

     Until such time as the Contracts are sold in asset-backed securities, Contracts are pledged as collateral, and are financed with warehouse financing. Historically, the Company depended upon the Repurchase Facility between ACC, OFL-A and Cargill Financial Services Corporation ("Cargill"), which under its terms was to expire in July 1998, to finance its acquisition of Contracts. The Repurchase Facility was extinguished in March 1997 when the Company exercised an option to extinguish the facility, which option was granted in exchange for the issuance of 174,500 unregistered shares of Company Common Stock. The statement of operations for the six months ended June 30, 1997 reflects an extraordinary loss of $1.0 million on the extinguishment of the Repurchase Facility. In March 1997, the Company secured a new $100 million CP Facility. The CP Facility is secured by Contracts pledged by ACC Liquidity and is guaranteed by FSA. The Company currently has the option of pledging the Company's interest in Subordinated Securities, ESRs and credit enhancement cash reserves for borrowings under the NIM Facility, which expires in May 1998.

     On May 16, 1996, the Company sold, in an initial public offering, 2,000,000 shares of its Common Stock, which generated net proceeds of approximately $12.5 million. The proceeds were used to partially pay-down the NIM Facility (included in Other Borrowings on the Company's Consolidated Balance Sheet), temporarily reduce advances on the Repurchase Facility and for other general corporate purposes. In addition, each share of the Company's redeemable Preferred Stock automatically converted into 23 shares of Common Stock upon consummation of the offering. Total cumulative dividends of $574,454 were paid to the holders of the redeemable preferred stock subsequent to the conversion. On November 18, 1996, the Company issued $20 million of 10.25% subordinated notes due 2003 in a public offering (the "Notes"), which generated net proceeds of approximately $19.0 million after deducting the underwriting discount and issuance costs. The proceeds were used to pay down the outstanding balance of the NIM Facility, temporarily reduce advances on the Repurchase Facility and for other general corporate purposes.

RESULTS OF OPERATIONS

The Six-Month Period Ended June 30, 1997 Compared to the Six-Month Period Ended June 30, 1996

     During the six-month period ended June 30, 1997, the Company's income before extraordinary loss increased 142% to $4.6 million, or $0.54 per share, from $1.9 million, or $0.29 per share, during the six-month period ended June 30, 1996. Net income for the six months ended June 30, 1997 was $3.6 million, or $0.42 per share. This increase is primarily due to increases in the gain on sale of Contracts, and servicing and ancillary fees totaling $8.8 million, which resulted from an increase in Contracts sold in asset-backed securities and in the average balance of Contracts serviced for others. During the six-month period ended June 30, 1997, an aggregate of $175.1 million of Contracts were sold by the Company and the average balance of Contracts serviced for others was $281 million, compared to $81.8 million of Contracts sold and an average balance of Contracts serviced for others of $111 million during the same period in 1996. Partially offsetting these increases was an increase in operating expenses of $4.6 million as a result of the Company's expanded purchasing and servicing operations. The Company purchased $197.3 million of Contracts during the six-month period ended June 30, 1997, as compared to $79.0 million during the same period in the prior year. Additionally, the Company recognized a $1.0 million loss upon extinguishment of the Repurchase Facility, net of tax, as an extraordinary loss during the six-month period ended June 30, 1997. The Company reported net income of $3.6 million during the six-month period ended June 30, 1997, compared to $1.9 million for the six-month period ended June 30, 1996.

     Net Interest Income. The Company earned approximately $2.6 million of net interest income during the six-month period ended June 30, 1997, compared to $2.0 million during the six-month period ended June 30, 1996. The principal source of the Company's net interest income was the net yield on Contracts (yield on Contracts less the cost of the warehouse facility) which increased to $2.0 million during the six-month period ended June 30, 1997, from $1.8 million during the six-month period ended June 30, 1996. This increase resulted primarily from a higher yield on Contracts and a lower rate paid on the warehouse facility during the six-month period ended June 30, 1997, as compared to the same period in the prior year. The yield on Contracts increased to 21.8% during the six-month period ended June 30, 1997, from 21.4% during the six-month period ended June 30, 1996. The average rate paid on the warehouse facility was 8.1% during the six-month period ended June 30, 1997, compared to 9.1% during the six-month period ended June 30, 1996.

     During the six-month period ended June 30, 1997, the Company earned interest income of $1.9 million on asset-backed securities and cash balances held in restricted accounts and as credit enhancement cash reserves, compared to $786,000 during the six-month period ended June 30, 1996. This increase is due to significantly higher volumes of asset-backed securities issued during the six-month period ended June 30, 1997, compared to the same period in the prior year. During the period from the cut-off date and the closing date of a securitization (the "Closing Period"), the Company earns interest on the senior and subordinated certificates or notes. The Company earned approximately $874,000 on $180.0 million of asset-backed securities during the Closing Period of the 1997-A and 1997-B Transactions during the six-month period ended June 30, 1997, compared to $197,000 on $81.8 million of asset-backed securities during the Closing Period of the 1996-A and 1996-B Transactions during the same period in 1996.

     The Company recognized interest expense on other borrowings (total amounts owed in connection with the Notes, the NIM Facility and the lease liability) of $1.2 million during the six-month period ended June 30, 1997, compared to $586,000 in the prior year. The increase in interest expense is due to interest payments on the Notes, partially offset by reduced interest payments on the NIM Facility. During the six-month period ended June 30, 1997, the Company recognized $1.0 million of interest expense on the Notes, and $103,000 in interest expense on the NIM Facility, compared to $531,000 in interest expense on the NIM Facility during the six-month period ended June 30, 1996. The average balance of the NIM Facility during the six-month period ended June 30, 1997 was $476,000, as compared to $7.3 million during the six-month period ended June 30, 1996.

     Contract Loss Provision. The Company recorded a provision for Contract losses of $481,000 for the six-month period ended June 30, 1997, compared to $349,000 for the six-month period ended June 30, 1996. The allowance for Contract losses is maintained at a level deemed by management to be adequate to provide for losses in the held-for-investment portfolio.

     Servicing Revenues. The Company recorded $4.5 million of servicing and ancillary fees for the six-month period ended June 30, 1997, compared to $1.8 million for the six-month period ended June 30, 1996. This substantial increase in servicing revenues arose from an increase in the average balance of Contracts serviced for others to $281 million during the six-month period ended June 30, 1997, from $111 million during the same period in 1996. Future servicing revenues could be adversely affected, if the levels of charge-offs, prepayments or market discount rates in any pool of Contracts sold exceeds the estimates of such levels used by the Company from time to time to value its Subordinated Securities and ESRs.

     Gain on the Sale of Contracts. The Company recognized a gain on sale of Contracts of $12.7 million during the six-month period ended June 30, 1997, representing approximately 7.3% of the $175.1 million of Contracts sold in asset-backed securities; compared to a gain of $6.6 million, or approximately 8.0% of the $81.8 million of Contracts sold in asset-backed securitizations during the six-month period ended June 30, 1996. The decrease in the gain on sale as a percentage of Contracts sold is primarily a result of (i) increases in charge-off expectations on the Contracts sold, (ii) increases in pass-through rates on the asset-backed securities issued and (iii) costs recognized in connection with the prefunded portion of the 1997 transactions during the six-month period ended June 30, 1997, as compared to the same period in the prior year. These negative effects were partially offset by the elimination of the repurchase fees upon extinguishment of the Repurchase Facility during the six-month period ended June 30, 1997.

     Operating Expenses. The Company reported operating expenses of $11.4 million during the six-month period ended June 30, 1997, compared to $6.8 million for the six-month period ended June 30, 1996. The increase in expenses reflected the growth in the amount of Contracts purchased and serviced by the Company. The operating expense ratio (annualized operating expenses as a percentage of average Contracts owned and serviced for others) improved to 7.3% for the six-month period ended June 30, 1997, from 9.5% during the six-month period ended June 30, 1996.

     Personnel expenses for the six-month period ended June 30, 1997, were $5.8 million, compared to $3.8 million during the six-month period ended June 30, 1996. Personnel expenses consist primarily of salaries and wages, performance incentives, employee benefits and payroll taxes. The overall increase in personnel expenses reflected the growth of the Company's full-time employees from 175 as of June 30, 1996, to 340 as of June 30, 1997. The Company expects that its number of full-time employees will continue to increase with the growth of the Contract portfolio.

     The Company's general and administrative expenses increased to $3.3 million for the six-month period ended June 30, 1997, from $1.7 million for the six-month period ended June 30, 1996. These expenses consisted primarily of telecommunications expenses, travel expenses, credit bureau expenses and management information expenses. The increase in general and administrative expenses reflected the substantial expansion of the Company's operations.

     Servicing expenses increased to $1.5 million for the six-month period ended June 30, 1997, compared to $758,000 for the six-month period ended June 30, 1996, due to the substantial growth of the total Contracts owned and serviced by the Company. These expenses consisted primarily of out-of-pocket collection, repossession and liquidation expenses.

     Occupancy and equipment expenses increased to $484,000 for the six-month period ended June 30, 1997, from $214,000 for the six-month period ended June 30, 1996. The increase in occupancy and equipment expenses reflected the expansion of the Company's headquarters office space and its regional operations since June 30, 1996. During the six-month period ended June 30, 1997, the Company entered into an agreement to lease new corporate headquarters space in San Diego, California from an unaffiliated lessor. The building is currently under construction and the Company is expected to move in and begin paying rent in October 1997. The new office space consists of approximately 46,000 square feet and the monthly rent approximates $76,000 subject to annual increases. Currently, the Company leases approximately 26,000 square feet and pays approximately $41,000 per month and has negotiated a termination of the lease effective October 15, 1997, which will not result in a charge to the Company's statement of operations.

     Income Taxes. The effective tax rate for each of the six-month periods ended June 30, 1997 and 1996, was 42%.

The Year Ended December 31, 1996, Compared to the Year ended December 31, 1995

     During the year ended December 31, 1996, income before taxes increased 138% from $3.7 million, or $0.61 per share, to $8.8 million, or $0.68 per share. This increase is primarily due to increases in the gain on sale of Contracts and servicing and ancillary fees totaling $10.3 million which resulted from an increase in the sale of Contracts and an increase in the average balance of sold Contracts. During the year ended December 31, 1996, Contracts sold were $191 million and the average balance of sold Contracts was $142 million, compared to $101 million sold and an average balance of sold Contracts of $45 million during the same period in 1995. Partially offsetting these increases was an increase in operating expenses of $6.1 million as a result of the Company's expanded purchasing and servicing operations. The Company reported net income after taxes of $5.1 million during the year ended December 31, 1996, compared to $3.5 million for the year ended December 31, 1995.

     Net Interest Income. The Company earned approximately $4.7 million of net interest income during the year ended December 31, 1996, compared to $3.3 million during the year ended December 31, 1995. The principal source of the Company's net interest income was the net yield on Contracts (yield on Contracts less the cost of the warehouse facility) which amounted to $3.9 million during the year ended December 31, 1996, compared to $2.9 million during the year ended December 31, 1995. This increase resulted primarily from a higher yield on Contracts and a lower rate paid on the warehouse facility during the year ended December 31, 1996, compared to the same period in 1995. The yield on Contracts increased to 21.4% and the average rate on the warehouse facility decreased to 9.2% during the year ended December 31, 1996, compared to 19.3% and 9.7%, respectively, during the year ended December 31, 1995.

     During the year ended December 31, 1996, the Company earned interest income of $2.0 million on asset-backed securities, cash balances held in restricted accounts and as credit enhancement cash reserves, compared to $927,000 during the year ended December 31, 1995. This increase is primarily due to significant expansion of the asset-backed security program during the year ended December 31, 1996, as compared to the year earlier.

     The Company recognized interest expense on other borrowings (total amounts owed in connection with the Notes, the NIM Facility and the lease liability) of $1.2 million during the year ended December 31, 1996, compared to $490,000 in the prior year. This increase is primarily due to a higher average outstanding NIM Facility balance during the year ended December 31, 1996, as compared to the year ended December 31, 1995. The average balance of the NIM Facility was $5.3 million and $2.1 million during the years ended December 31, 1996, and 1995, respectively. The average NIM Facility balance increased due to the Company's growth and cash needs. During the year ended December 31, 1996, the Company recognized $842,000 of interest expense in connection with the NIM Facility as compared to $319,000 of interest expense during 1995. Additionally, during the year ended December 31, 1996, the Company recognized $252,000 of interest expense in connection with the Notes, issued on November 18, 1996.

     Contract Loss Provision. The Company recorded a provision for Contract losses of $1.1 million for the year ended December 31, 1996, compared to $674,000 for the year ended December 31, 1995. The allowance for Contract losses is maintained at a level deemed by management to be adequate to provide for losses in the held-for-investment portfolio. The provision for 1996 included a $440,000 loss allowance for Contracts that are ineligible for sale due to delinquency status as well as a $125,000 allowance for losses for the Spread Receivables, which, although performing, are deemed held-for investment. The 1995 provision related only to delinquent Contracts and included a provision of $1.1 million and a one-time recapture of $400,000 from the allowance for Contract losses provided for in a prior period on Contracts sold in conjunction with the 1995-A Transaction.

     Servicing Revenues. The Company recorded $4.9 million of servicing and ancillary fees for the year ended December 31, 1996, compared to $1.8 million for the year ended December 31, 1995. This substantial increase in servicing revenues arose from an increase in the average balance of sold Contracts to $142 million during the year ended December 31, 1996, as compared to $45 million during the same period in 1995. Until the completion of the 1995-A Transaction in May 1995, the Company did not service Contracts for others and recognized no servicing revenue other than ancillary fees. Future servicing revenues could be adversely affected if the level of charge-offs, prepayments or market discount rates in any pool of Contracts sold exceeds the Company's estimate of such levels used by the Company from time to time to value its subordinated securities and ESRs.

     Gain on the Sale of Contracts. The Company recognized a gain on sale of Contracts of $15.2 million during the year ended December 31, 1996, representing approximately 8.0% of the $191 million of Contracts sold in connection with asset-backed securitizations, compared to $8.1 million, or approximately 8.0% of the $101 million of Contracts sold in connection with asset-backed securitizations during the year ended December 31, 1995.

     Operating Expenses. The Company reported operating expenses of $14.9 million during the year ended December 31, 1996, compared to $8.8 million for the year ended December 31, 1995. The increase in expenses reflected the growth in the amount of Contracts purchased and serviced by the Company. The operating expense ratio improved to 8.4% for the year ended December 31, 1996, from 10.7% during the year ended December 31, 1995.

     Personnel expenses for the year ended December 31, 1996, were $8.3 million, compared to $5.3 million during the year ended December 31, 1995. Personnel expenses consisted primarily of salaries and wages, performance incentives, employee benefits and payroll taxes. The overall increase in personnel expenses reflected the growth of the Company's full-time employees from 139 as of December 31, 1995, to 225 as of December 31, 1996. The Company expects that its number of full-time employees will continue to increase commensurate with the growth of the Company's Contract portfolio.

     The Company's general and administrative expenses increased to $3.8 million for the year ended December 31, 1996, from $2.4 million for the year ended December 31, 1995. These expenses consisted primarily of telecommunications expenses, travel expenses, marketing expenses, professional fees, insurance expenses, credit bureau expenses and management information systems expenses. The increase in general and administrative expenses reflected the substantial expansion of the Company's operations.

     Servicing expenses increased to $1.8 million for the year ended December 31, 1996, compared to $408,000 for the year ended December 31, 1995, due to the substantial growth of the total Contracts owned and serviced. These expenses consisted primarily of out-of-pocket collection, repossession and liquidation expenses.

     Occupancy and equipment expenses increased to $521,000 for the year ended December 31, 1996, from $372,000 for the year ended December 31, 1995. The increase in occupancy and equipment expenses reflected the expansion of the Company's headquarters office space and its regional operations since December 31, 1995. The Company expects its occupancy expenses to continue to increase as the Company expands its headquarters facility to accommodate the expansion of the Company's operations.

     Income Taxes. For the year ended December 31, 1996, the effective tax rate was 42%, compared to 5.7% for the year ended December 31, 1995. The low effective tax rate for the year ended December 31, 1995, was due to the reversal of the valuation allowance on gross deferred tax assets of $1.4 million during the year ended.

The Year Ended December 31, 1995, Compared to the Six-Month Transition Period Ended December 31, 1994, and the Period from July 15, 1993 (inception), through June 30, 1994

     At the inception of the Company on July 15, 1993, the Company adopted a fiscal year end of June 30. The Company's initial fiscal year ended June 30, 1994 (the "Initial Fiscal Year"). On January 23, 1996, the Company elected to change its fiscal year end to December 31, with the change effective as of January 1, 1995. The purpose of this change was to conform the Company's fiscal year to the fiscal year adopted by its primary competitors. As a result of the change in fiscal year end, the transition period from July 1, 1994, through December 31, 1994, (the "Transition Period") constitutes an audited period. Neither the actual results of the Transition Period nor the annualized results of the Transition Period are indicative of the results that would have been achieved in a 12-month fiscal year.

     The Company reported net income of $3.5 million during the year ended December 31, 1995, compared to net losses of $992,000 for the Transition Period and $2.6 million for the Initial Fiscal Year. The Company's purchasing and servicing operations expanded significantly during the year ended December 31, 1995, compared to the Transition Period and the Initial Fiscal Year. During the year ended December 31, 1995, the Company sold $101 million of Contracts in asset-backed securities and recognized an $8.1 million gain on the sale of such Contracts. The Company did not sell Contracts during the Transition Period or the Initial Fiscal Year.

     Net Interest Income. The Company generated approximately $3.3 million of net interest income during the year ended December 31, 1995, compared to $2.2 million in the Transition Period and $606,000 in the Initial Fiscal Year. The principal source of the Company's net interest income was the net yield on Contracts, which amounted to $2.9 million during the year ended December 31, 1995 compared to $2.2 million during the Transition Period and $557,000 during the Initial Fiscal Year.

     During the year ended December 31, 1995, the Company recognized interest income of $114,000 from discount amortization, compared to $424,000 during the Transition Period and $96,000 during the Initial Fiscal Year. As of January 1, 1995, the Company deemed all of its Contracts to be held-for-sale, except Contracts which were 31 or more days delinquent. Thereafter, the Company discontinued the amortization of the purchase discounts, except in the case of Contract payoffs.

     In addition, during the year ended December 31, 1995, the Company earned interest income of $927,000 on asset-backed securities and cash balances held in restricted accounts, and paid interest of $490,000 on other borrowings.

     Contract Loss Provision. The Company recorded a provision for Contract losses of $674,000 for the year ended December 31, 1995, compared to $902,000 for the Transition Period and $592,000 for the Initial Fiscal Year. The allowance for Contract losses is maintained at a level deemed by management to be adequate to provide for losses in the held-for-investment portfolio.

     Servicing Revenues. The Company recorded $1.8 million of servicing and ancillary fees during the year ended December 31, 1995, compared to $28,000 for the Transition Period and $7,000 for the Initial Fiscal Year. The substantial increase in servicing revenues in the year ended December 31, 1995, arose from eight months of servicing on the 1995-A Transaction and four months of servicing on the 1995-B Transaction. Since the Company had not yet sold any Contracts in asset-backed securities in the Transition Period or the Initial Fiscal Year, the Company's servicing revenues were limited to ancillary fees during those periods.

     Gain on the Sale of Contracts. The Company recognized a gain on sale of $8.1 million in the year ended December 31, 1995, representing 8.0% of the principal amount of $101 million in Contracts sold in connection with asset-backed securitizations. There were no securitization transactions in the Transition Period or in the Initial Fiscal Year.

     Litigation Settlement Income. During the Transition Period, the Company received a payment of $325,000 in connection with the settlement of litigation. Management does not expect this source of income to be recurring.

     Operating Expenses. The Company reported operating expenses of $8.8 million during the year ended December 31, 1995, compared to $2.6 million for the Transition Period and $2.6 million for the Initial Fiscal Year. The increase in expenses reflected the growth in the amount of Contracts purchased and serviced by the Company. The operating expense ratio improved to 10.7% for the year ended December 31, 1995, from 16.4% for the Transition Period and 82.6% for the Initial Fiscal Year.

     Personnel expenses for the year ended December 31, 1995, were $5.3 million, compared to $1.7 million for the Transition Period and $1.9 million for the Initial Fiscal Year. The increase in personnel expenses reflected the growth of the Company's full-time employees from 64 as of June 30, 1994, to 82 as of December 31, 1994, and 139 as of December 31, 1995.

     The Company's general and administrative expenses increased to $2.4 million for the year ended December 31, 1995, from $701,000 for the Transition Period and $493,000 for the Initial Fiscal Year. These expenses consisted primarily of telecommunications expenses, travel expenses, marketing expenses, professional fees, insurance expenses, credit bureau expenses and management information systems expenses. The increase in general and administrative expenses reflected the substantial growth of the Company.

     Servicing expenses increased to $408,000 for the year ended December 31, 1995, as compared to $56,000 for the Transition Period. The increase in servicing expenses is due to the substantial growth of the portfolio of owned and sold Contracts. Due to the low collection and repossession activity experienced by the Company during the Initial Fiscal Year, the Company incurred no servicing expenses during that period.

     Occupancy and equipment expenses increased to $372,000 for the year ended December 31, 1995, from $101,000 for the Transition Period and $101,000 for the Initial Fiscal Year. The increase in occupancy and equipment expenses reflected the expansion of the corporate headquarters office space and its regional operations since December 1994.

     Income Taxes. For the year ended December 31, 1995, representing the Company's first year of earnings, the effective tax rate was 5.7% compared to zero for the Transition Period and the Initial Fiscal Year. This low effective tax rate for the year ended December 31, 1995, was due to the reversal of the valuation allowance on gross deferred tax assets of $1.4 million during the year.

CREDIT PERFORMANCE

     The tables below provide the Company's historic delinquency experience and net charge-off experience with respect to its entire Contract portfolio, which includes Contracts owned by the Company and Contracts sold in asset-backed securities, at the dates, and for the periods, indicated. All amounts and percentages are based on the full amount remaining to be repaid on each Contract, net of any unearned finance charges.

                                                                    DELINQUENCY EXPERIENCE
                                          ---------------------------------------------------------------------------
                                          JUNE 30,   MAR. 31,   DEC. 31,   SEPT. 30,   JUNE 30,   MAR. 31,   DEC. 31,
                                            1997       1997       1996       1996        1996       1996       1995
                                          --------   --------   --------   ---------   --------   --------   --------
Gross Servicing Portfolio(000s).........  $395,695   $303,986   $251,751   $209,761    $172,562   $139,969   $117,539
Period of Delinquencies(000s)(1):
  31-60 Days............................    12,636      8,149      8,323      6,234       4,827      2,256      3,217
  61-90 Days............................     4,217      2,957      2,847      1,832       1,347      1,010      1,171
  91 Days or more.......................     1,787      1,512      1,516      1,088         662        561        608
                                          --------   --------   --------   --------    --------   --------   --------
Total Delinquencies(000s)...............  $ 18,640   $ 12,618   $ 12,686   $  9,154    $  6,836   $  3,827   $  4,996
                                          ========   ========   ========   ========    ========   ========   ========
Total Delinquencies as a Percentage of
  Servicing Portfolio...................      4.71%      4.15%      5.04%      4.36%       3.96%      2.73%      4.25%
Amount in Repossession(000s)(2).........  $  3,080   $  2,454   $  2,216   $  1,685    $  1,369   $  1,130   $    861
Amount in Repossession as a Percentage
  of Servicing Portfolio................      0.78%      0.81%      0.88%      0.80%       0.79%      0.81%      0.73%
Payment Extensions of 30 days or more
  Granted as a Percentage of Servicing
  Portfolio(1)..........................      1.43       1.69       1.45       1.56        1.56       1.74       1.53

                                                                   NET CHARGE-OFF EXPERIENCE
                                                               FOR THE THREE-MONTH PERIOD ENDED
                                          ---------------------------------------------------------------------------
                                          JUNE 30,   MAR. 31,   DEC. 31,   SEPT. 30,   JUNE 30,   MAR. 31,   DEC. 31,
                                            1997       1997       1996       1996        1996       1996       1995
                                          --------   --------   --------   ---------   --------   --------   --------
Average Servicing Portfolio
  Outstanding(000s)(3)..................  $350,132   $274,507   $232,617   $191,162    $156,266   $128,754   $108,784
Net Charge-offs(000s)(4)(5).............     4,082      3,543      2,945      2,227       1,329      1,417      1,233
Annualized Net Charge-offs as a
  Percentage of Average Servicing
  Portfolio.............................      4.66%      5.16%      5.06%      4.66%       3.40%      4.40%      4.53%

------------------------
(1) The Company considers a Contract delinquent when an obligor fails to make at least 90% of a contractual payment by the stated due date. The period of delinquency is based upon the number of days payments are contractually past due. Contracts not yet 31 days past due are not considered to be delinquent. The Company does not consider delinquent payment extensions which are not yet 31 days past the extended date.

(2) Amount in repossession represents the outstanding principal on Contracts for which vehicles have been repossessed, but not yet liquidated.

(3) After December 31, 1996, the average servicing portfolio is calculated as of the beginning and the end of each month during the period. For the prior periods, the average servicing portfolio is calculated as of the beginning and the end of the period presented.

(4) Charge-off amounts exclude the effect of accrued interest, discounts paid by the dealers and potential recoveries from legal proceedings against borrowers.

(5) Net charge-offs are net of recoveries and include the remaining Contract balance at time of charge-off. In the case of repossession, net charge-offs include the remaining Contract balance at the time of repossession less liquidation proceeds (for disposed vehicles), NADA wholesale value (for vehicles repossessed but not sold) or claims receivable under the Company's VSI insurance. Net charge-offs do not include repossessions that are less than 120 days delinquent and are not yet charged-off.

     The management of the Company believes that the payment practices of its borrowers are partially a function of the time of year. Since these borrowers typically have low disposable incomes, they tend with more frequency to become late in payments on their Contracts during the fall and early winter months, when the holiday season generates competing demands for their limited disposable income and when these borrowers encounter weather-related work slow-downs. As a result, if all other factors are equal, management expects delinquencies to be highest in the fourth calendar quarter. Due to the 60-120 day lag between initial delinquency and charge-off, management expects these seasonal factors to cause charge-offs to be highest in the fourth and first calendar quarters. The increase in charge-offs and delinquencies during the three-month periods ended June 30, 1997 and March 31, 1997, as compared to the prior year three-month periods is primarily due to the seasoning of the total Contract portfolio. Additionally, higher repossession rates and a weaker auction market for repossessed vehicles contributed to a higher net loss rate during the three-month period ended June 30, 1997 as compared to the same period in the previous year.

     Since January 1, 1995, the Company has maintained, at its own expense, VSI insurance that protects the Company's interest in the collateral against uninsured physical damage (including total loss). For the periods presented above, the Company's recoveries on its VSI insurance reduced its net charge-offs (including Contracts owned and serviced for others) by $2.1 million and the total premiums paid by the Company were $1.6 million. Commencing January 1, 1997, the Company's VSI insurance no longer covers losses due to skips. Historically, most skips have been located either by the Company or by the VSI insurance provider, and the Company believes that it can internally manage skips more efficiently. Proceeds collected in connection with skips were approximately $330,000 in aggregate for the periods in the table above in which the VSI policy covered skips. The average net loss rate for periods in which the VSI policy covered skips for those same periods was 4.5%, annually. Had the VSI policy not covered skips, the average net loss rate would have been 4.6% annually for those same periods.

ALLOWANCE FOR CONTRACT LOSSES

     The Company maintains an allowance for losses on Contracts that are held-for-investment. The Company determines an allowance for Contract losses based on an estimate of the losses inherent in the held-for-investment portfolio, including estimates of the frequency of defaults for various delinquency ranges and the expected average severity of losses on these defaults. As of June 30, 1997, and December 31, 1996, in addition to delinquent Contracts, Contracts held-for-investment included Contracts pledged as additional credit enhancement in connection with the 1996-D Transaction (the "Spread Receivables"). The allowance for Contract losses as of June 30, 1997, was $413,000, or 15% of the total Contracts held-for-investment as compared to $565,000 or 14% of total contracts held-for-investment at December 31, 1996. As of December 31, 1995, the allowance for Contract losses was $477,000, or 46% of the total Contracts held-for-investment, which consisted entirely of delinquent Contracts.

     In connection with the valuation of the ESRs, the Company projects losses in the pool of Contracts which effectively represents the estimated undiscounted recourse loss allowance contained within the valuation of the ESRs. Beginning January 1, 1997, the Company adopted SFAS No. 125 and began marking its ESRs to fair value each quarter. The estimated undiscounted recourse loss allowance embedded in the ESRs (excluding accrued interest) was $31.6 million at June 30, 1997, compared to $19.2 million and $7.1 million at December 31, 1996 and 1995, respectively.

     The combined allowance for losses on Contracts held-for-investment and the recourse loss allowance embedded in the ESRs was 8.1% of the Contracts owned and serviced for others as of June 30, 1997, as compared to 7.9% and 6.4% at December 31, 1996 and 1995, respectively.

FINANCIAL CONDITION AND LIQUIDITY

     The Company's financing needs are primarily driven by three factors. First, the Company requires working capital to fund its operating expenses, interest on its indebtedness and income taxes, because the net interest income earned on the Contracts owned by the Company and interest and excess servicing cash flows on Subordinated Securities and ESRs owned by the Company are or have been restricted and are not available for general operating purposes. Second, as of March 27, 1997, the Company also requires cash to fund a portion of the Contracts purchased, since the CP Facility does not cover 100% of a Contract purchase price. Third, the securitization program is capital intensive as the Company must fund credit enhancement and securitization expenses. The Company expects to have an ongoing need for cash to support operations, Contract purchases and the securitization program. Other than cash received from fees generated from servicing Contracts owned or serviced for others, ACC relies on intercompany loans from its subsidiaries to fund operating expenses and to service ACC's indebtedness. These intercompany loans are eliminated during consolidation of the financial statements of the Company.

     Prior to March 31, 1997, the Company financed its acquisition of Contracts primarily through the Repurchase Facility, which financed 100% of the purchase price of eligible Contracts. In January 1997, the Company entered into an agreement with Cargill granting the Company the option to extinguish the Repurchase Facility at any time through May 31, 1997. In exchange for the option, the Company issued to Cargill 174,500 shares of unregistered Common Stock. The Company exercised this option and extinguished the Repurchase Facility on March 31, 1997 and recognized a $1.0 million extraordinary loss, net of tax.

     On March 27, 1997, the Company entered into the CP Facility. The lenders are a commercial paper conduit and CSFB, and the borrower is ACC Liquidity. The CP Facility is secured by Contracts pledged by ACC Liquidity (purchased in a true sale from OFL-A or ACC) and is guaranteed by FSA. The CP Facility bears interest at the weighted average of the commercial paper issued by the conduit plus commissions and expenses, repriced daily, unless the lenders, in their sole discretion, determine in good faith that the commercial paper rate is unavailable or not desirable and apply a bank rate. The interest rate on the CP Facility was 5.7% as of June 30, 1997. Under the CP Facility, the Company is obligated to secure an additional warehouse facility from another lender, with a minimum line of credit of $50 million.

     Advances under the CP Facility are limited to the borrowing base. The borrowing base is calculated under a formula that takes into account, among other factors, the principal balance of the Contracts pledged under the facility, the current interest rate for United States Treasury securities with a 21-month remaining term or the one-month LIBOR, whichever is greater, and the weighted average coupon rate of the Contracts pledged under the CP Facility. The borrowing base cannot exceed 93% of the principal balance of eligible Contracts. As of June 30, 1997, $32.9 million of advances were outstanding and the advance rate was 91.7% of eligible Contracts, including a 1% liquidity cash reserve. If Treasury rates or LIBOR rises or the weighted average coupon of Contracts being purchased by the Company declines, then the advance rate will decline if all other factors remain the same. A decrease in advance rates will increase the Company's capital requirements for the facility and adversely affect its liquidity.

     Historically, the Company has operated on a negative cash flow basis and, depending upon the Company's growth of Contract purchase volumes and its Contract securitization program, its negative cash flow may continue into the foreseeable future. The Company has funded its negative operating cash flows principally through borrowings under the NIM Facility (and the bridge facility retired by the NIM Facility), and proceeds from the issuance of the Notes and equity securities. Additionally, the Company has sold the Subordinated Securities created in connection with the 1997-A and 1997-B Transactions which generated $10.5 million in cash during the six-month period ended June 30, 1997. The Company may continue this practice in future transactions, but there is no assurance that there will be a liquid market for such

Subordinated Securities. During the six-month period ended June 30, 1997, the Company also reduced its current cash requirements by changing the structure of its asset securitization transactions to a structure that permits deferral of income taxes on the gain on sale. In all prior securitization transactions, the gain on sale has resulted in a cash tax obligation in the current period. As of June 30, 1997, there were no advances outstanding on the NIM Facility and the NIM Facility had a borrowing base of $10 million based upon collateral available to be pledged. If the Company continues to sell the Subordinated Securities in connection with future securitization transactions, the Company's available borrowing base under the NIM Facility, which is based upon the NIM Facility's valuation of Subordinated Securities and ESRs pledged as collateral, may decline to less than $10 million.

     In order to execute its business strategy, the Company is dependent upon its warehouse facility, its asset securitization program and its ongoing ability to access capital markets to obtain long term debt and equity capital. Factors that affect the Company's access to capital markets and sources of financing, and the cost of capital, include, among others, interest rates, general economic conditions, the performance of the Company's competitors, the performance of the Company's asset securitizations, and the Company's results of operations, financial condition, business prospects (including competitive conditions) and leverage. In addition, covenants in the indenture for the Notes and in outstanding and future debt securities and financing facilities may significantly restrict the Company's ability to incur additional indebtedness or issue new equity securities.

     The Company anticipates that the funds available under the CP Facility, the additional facility and the NIM Facility, proceeds from the sale of Subordinated Securities and cash flows from ESRs, will be sufficient to satisfy the Company's estimated cash requirements for at least the next 12 months. If these funds are not available for any reason or if the Company's cash requirements increase, the Company may be required to seek additional funding. The Company also may sell additional equity and or debt securities to improve its cash position or fund increased growth in Contract purchases.

     Prior to March 27, 1997, cash generated from payments received on Contracts financed under the warehouse facility were used to reduce indebtedness under, or was deposited into restricted accounts as additional collateral for, the warehouse facility. Since March 27, 1997 through June 30, 1997, approximately $2.5 million of payments received on Contracts financed under the warehouse facility were distributed, or approved for distribution, to the Company. Proceeds from the securitization of Contracts were also used by the Company to reduce indebtedness under the warehouse facility. Following each of the asset securitization transactions, excess servicing cash flows were deposited into restricted accounts to build credit enhancement cash reserves. Once the amounts in these credit enhancements reach required levels, any additional excess servicing revenues are distributed to the Company. Under normal circumstances, for securitization transactions executed without the sale of Subordinated Securities, the Company expects to reach required credit enhancement levels eight to twelve months following the effective date of the securitizations. For securitizations involving the sale of Subordinated Securities, the Company expects to reach required credit enhancement levels 18 to 24 months after the effective date, as all excess distributions from the credit enhancement cash reserves will be used initially to pay down the Subordinated Securities. However, there is no assurance that this expectation will be met and the occurrence of any triggering event would delay release of excess cash by increasing credit enhancement cash reserve requirements on those transactions. During the six-month period ended June 30, 1997, $3.9 million was distributed, or was approved for distribution, to the Company from the credit enhancement cash reserves.

     During the six-month period ended June 30, 1997, the Company successfully renegotiated the net loss, default and delinquency trigger levels for its outstanding securitization transactions and increased the required credit enhancement levels from 7% to 8% of the outstanding Contracts. As of June 30, 1997, the net loss, default and delinquency levels of the various securitized Contract pools were below the renegotiated trigger levels.

     During the six-month period ended June 30, 1997, the Company used net cash from operations of $21.9 million, compared to $4.4 million during the six-month period ended June 30, 1996. This increase in cash used by operating activities is primarily due to an increase in Contracts held-for-sale and a net increase in net cash deposited into restricted accounts.

     During the year ended December 31, 1996, the Company used net cash from operations of $8.8 million, compared to net cash provided by operations of $771,000 during the year ended December 31, 1995. The decrease in cash provided by operations was primarily due to a net decrease in cash from the acquisition and sale of Contracts held-for-sale of $8.4 million. The Company owned Contracts of $26 million as of December 31, 1996, compared to $31 million as of December 31, 1995. The Company sold $191 million of Contracts and acquired $194 million of Contracts in the year ended December 31, 1996, compared to the sale of $101 million of Contracts and the acquisition of $99 million of Contracts in the year ended December 31, 1995. Additionally, the Company deposited $4.8 million into restricted cash accounts and credit enhancement cash reserves during the year ended December 31, 1996, as compared to $3.2 million during 1995. The net cash used by operation in the Transition Period and the Initial Fiscal Year was $1.7 million and $3.4 million, respectively. The increase in net cash provided by operations in the year ended December 31, 1995, as compared to the Transition Period and the Initial Fiscal Year was primarily due to the income associated with the sale and servicing of Contracts in the 1995-A Transaction and 1995-B Transaction. Prior to 1995 the Company's sole source of servicing income was ancillary fees and, as the Company had made no loan sales, there was no excess servicing income.

     The net cash provided by investing activities was $84,000 during the six-month period ended June 30, 1997, compared to $1.6 million in the six-month period ended June 30, 1996. This decrease in cash provided was primarily due to an increase in Contracts held-for-investment and a reduction in proceeds from liquidation of repossessed automobiles partially offset by an increase in principal collections on asset-backed securities.

     The net cash provided by investing activities was $2.6 million during the year ended December 31, 1996, compared to net cash used of $808,000 in the year ended December 31, 1995. This increase in cash provided was primarily due to income associated with a larger portfolio of asset-backed securities, as well as a smaller balance of Contracts held-for-investment during the year ended December 31, 1996, as compared to the year ended December 31, 1995. The cash used in investing activities was $24.3 million and $16.1 million during the Transition Period and the Initial Fiscal Year, respectively. The decrease in cash used by investing activities during the year ending December 31, 1995, compared to the Transition Period and the Initial Fiscal Year, was the result of the classification of the Contracts to a held-for-sale status during the quarter ended March 31, 1995.

     The net cash provided by financing activities for the six-month period ended June 30, 1997 was $22.8 million, $21.4 million of which was generated through the warehouse facility (including the Repurchase Facility which was extinguished during March 1997). The net cash provided by financing activities for the six-month period ended June 30, 1996, was $2.7 million. The Company raised over $13.5 million in common and preferred stock issuances during the six-month period ended June 30, 1996. These proceeds were used to reduce advances under the warehouse facility resulting in a net decrease in the warehouse facility balance of $6.2 million and to pay down the NIM Facility balance resulting in a net decrease of $5.1 million.

     The net cash provided by financing activities was $7.1 million for the year ended December 31, 1996, compared to net cash provided of $14,000 during the year ended December 31, 1995. Increases in cash provided by financing activities were primarily the result of the following 1996 transactions: $12.5 million raised in the Company's initial public equity offering, $19.0 million raised in the Company's Notes offering and $1.0 million from the issuance of redeemable Preferred stock. Significantly offsetting these increases were increases in total amounts paid to reduce the warehouse facility and NIM Facility (included in other borrowings on the consolidated balance sheets) in the year ended December 31, 1996, compared to the year ended December 31, 1995. The company used net cash to reduce the total outstanding balance of these facilities of $26.4 million in 1996, compared to $3.5 million in 1995. The net cash provided by financing activities for the Transition Period and the Initial Fiscal Year was $26.2 million and $19.6 million, respectively, essentially all of which was due to increases in the warehouse facility. The Company does not anticipate the need for significant capital expenditures in connection with its new corporate headquarters facility (due to the inclusion of tenant improvements in base rent) or in connection with its management information systems in the next 12 months.

RECENT DEVELOPMENTS

     During August 1997, the Company completed the sale of $115 million of asset-backed securities in the 1997-C Transaction, including $60 million in a prefunding account for delivery of Contracts before November 1997. This transaction included the sale of the Subordinated Securities.

INTEREST RATE RISK MANAGEMENT

     The Company maintains an ongoing hedging program for the purpose of mitigating the potential impact of changing interest rates on the gain on the sale of Contracts. The hedging strategy is implemented through the Forward sale of two-year Treasury notes or futures contracts on two-year Treasury instruments. Gains and losses on the hedging program are recorded as an adjustment to the accounting basis of the Contracts until such time that the Contracts are sold. At the time of sale, the unrealized gains or losses are recognized as an adjustment to the gain on the sale of the Contracts.

     The market value of these futures contracts responds inversely to changes in the value of the Contracts. The Company recognized net losses on the hedging program of $36,000 during the six-month period ended June 30, 1997, as compared to net gains of $20,000 during the six-month period ended June 30, 1996. As of June 30, 1997, the Company had unrealized losses under the hedging program of $30,000. The Company recognized net gains on the hedging program of $206,000 during the year ended December 31, 1996, as compared to net losses of $927,000 during the year ended December 31, 1995. As of December 31, 1996, and December 31, 1995, the Company had unrealized losses under the hedging program of $30,000 and $225,000, respectively.

     The Company began actively using the hedging program in January 1995 and the extent to which the Contracts held by the Company are hedged has varied and will continue to vary from time to time, depending upon prevailing interest rates and other economic factors. The Company may choose not to maintain the hedging program based on management's assessment of interest rate risk and the costs associated with the hedging program. As of June 30, 1997, the Company owned $37.2 million of Contracts (excluding approximately $2.6 million of performing Contracts pledged as credit enhancements and $4.9 million of Contracts set aside in connection with the 1997-B Transaction) and maintained a $35 million hedge position. As of December 31, 1996, the Company owned $23.1 million of Contracts (excluding approximately $3.0 million of performing Contracts pledged as credit enhancements) and maintained a $15 million hedge position. As of June 30, 1997 and December 31, 1996, the Company's hedge position consisted of futures contracts on two-year Treasury instruments.

     The Securities and Exchange Commission has approved rule amendments to clarify and expand existing disclosure requirements for derivative financial instruments. The amendments require enhanced disclosure of accounting policies for derivative financial instruments in the footnotes to the consolidated financial statements. In addition, the amendments expand existing disclosure requirements to include quantitative and qualitative information about market risk inherent in market risk sensitive instruments. The required quantitative and qualitative information should be disclosed outside the consolidated financial statements and related notes thereto. The enhanced accounting policy disclosure requirements are effective for the three-month period ended June 30, 1997. As the Company believes that the derivative financial instrument disclosure contained within the notes to the consolidated financial statements for its fiscal year ended December 31, 1996 Annual Report filed on Form 10-K substantially conforms with the accounting policy requirements of these amendments, no further interim period disclosure has been provided.

CURRENT ACCOUNTING PRONOUNCEMENTS

     In June 1996, the Financial Accounting Standards Board ("FASB") issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities". This statement specifies when financial assets and liabilities are to be removed from an entity's financial statements, the accounting for servicing assets and liabilities and the accounting for assets that can be contractually prepaid in such a way that the holder would not recover substantially all of its recorded investment. Interest-only strips and retained interests are to be recorded at fair value. Changes in fair value are included in operations, if classified as trading securities, or in shareholders' equity as unrealized holding gains or losses, net of the related tax effect, if classified as available-for-sale. Beginning January 1, 1997, the Company adopted SFAS No. 125 and recorded its ESRs at fair value. An adjustment to the ESRs carrying value of $1.2 million was included in the shareholders' equity as unrealized gains, net of tax.

     In February 1997, the FASB issued Statement of Accounting Standards No. 128, "Earnings per Share" ("SFAS No. 128"). SFAS No. 128 simplifies the standards for computing and presenting earnings per share ("EPS") as previously prescribed by Accounting Principles Board Opinion No. 15, "Earnings per Share". SFAS No. 128 replaces primary EPS with basic EPS and fully diluted EPS with diluted EPS. Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other outstanding contracts to issue common stock were exercised or converted into common stock or resulted from issuance of common stock that then shared in earnings. SFAS No. 128 also requires dual presentation of basic and diluted EPS on the face of the statement of operations and a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. SFAS No. 128 is effective for financial statements issued for periods ending after December 15, 1997, and earlier application is not permitted.

     In June 1997, the FASB issued Statement of Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"). SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. SFAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. SFAS No. 130 does not require a specific format for that financial statement but requires that an enterprise display an amount representing total comprehensive income for the period in that financial statement. SFAS No. 130 also requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comparative purposes is required.

                           MANAGEMENT OF THE COMPANY

EXECUTIVE OFFICERS

     The information set forth below describes the executive officers of the Company as of August 31, 1997 and who are expected to be appointed as executive officers of the Company following the Effective Time.

                   NAME                     AGE                        POSITION
                   ----                     ---                        --------
Rocco J. Fabiano..........................  41    Chairman of the Board, Chief Executive Officer
Gary S. Burdick...........................  41    President
Rellen M. Stewart.........................  44    Chief Operating Officer, Chief Financial Officer,
                                                  Treasurer

     ROCCO J. FABIANO, CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER. Mr. Fabiano is a Founder of ACC and is the Chairman of the Board and Chief Executive Officer. In 1991, Mr. Fabiano co-founded Consumer Portfolio Services, Inc. and acted as a consultant to that company until December 1992, at which time he began work on the formation of ACC. He also has been the Chairman of the Board of Far Western Bank, an Executive Vice President of Imperial Corporation of America, Chief Operating Officer of Ameristar Mortgage Corporation and Senior Consultant for KPMG Peat Marwick LLP. Mr. Fabiano holds a BS in Genetics and an MS in Protein Chemistry from Colorado State University and an MBA in Finance from Cornell University.

     GARY S. BURDICK, PRESIDENT. Mr. Burdick is a Founder of ACC and has been the President since September 1995. Mr. Burdick was Chairman of the Board and Chief Executive Officer of ACC from July 1993 to September 1995. Mr. Burdick worked from January through June of 1993 as an advisor to the Ministry of Privatization for the Czech Republic in Prague as part of a United States State Department Aid to Developing Nations program. From May 1991 to December 1992, Mr. Burdick was an independent consultant and contributed time to Rebuild LA. Mr. Burdick was a Director of Prudential Securities from 1989 to April 1991. He also has specialized in mortgage finance and asset securitizations as a Vice President of Goldman Sachs and a Vice President of Lehman Brothers. Mr. Burdick holds a BA in Economics and a BS in Environmental Studies from the University of California at Santa Barbara.

     RELLEN M. STEWART, CHIEF OPERATING OFFICER, CHIEF FINANCIAL OFFICER AND TREASURER. Mr. Stewart is a Founder of ACC and has been the Chief Operating Officer and Chief Financial Officer of ACC since July 1993. Mr. Stewart was also President of ACC from July 1993 to September 1995. From 1988 to July 1993, Mr. Stewart was an Executive Vice President of EurekaBank. From 1977 to 1988, Mr. Stewart was employed by KPMG Peat Marwick LLP becoming a Partner in 1984 and later becoming the firm's National Practice Director for consulting to the mortgage industry. He also has been a Financial Analyst for Wells Fargo Bank. Mr. Stewart holds a BS in Business Administration and an MBA in Finance from the University of California at Berkeley.

EXECUTIVE COMPENSATION

     The following table shows, for the Company's 1995 and 1996 fiscal years, the cash compensation paid by the Company as well as all other compensation paid or accrued for those years to Messrs. Fabiano, Stewart and Burdick.

                                                                          ANNUAL            LONG TERM
                                                                     COMPENSATION(1)       COMPENSATION
                                                     YEAR ENDED    --------------------    STOCK OPTION
                                                      DEC. 31       SALARY      BONUS      SHARE AWARDS
                                                     ----------     ------      -----      ------------
Rocco J. Fabiano.................................       1996       $195,000    $174,887       23,092
  Chairman of the Board and Chief Executive             1995        217,233      90,000(3)    30,000
  Officer (2)
Gary S. Burdick..................................       1996       $195,000    $174,887       21,896
  President (2)                                         1995        183,900      90,000(3)    30,000
Rellen M. Stewart................................       1996       $195,000    $174,887       16,000
  Chief Operating Officer, Chief Financial              1995        183,900      90,000(3)    30,000
  Officer and Treasurer(2)

-------------------------
(1) The compensation described in this table does not include medical insurance, retirement benefits and other benefits received by the foregoing executive officers that are available generally to all employees of the Company; and it does not include perquisites and other personal benefits received by the foregoing executive officers of the Company, the value of which did not exceed the lesser of $50,000 or 10% of the executive officer's cash compensation in the table.

(2) Until September 1995, Mr. Fabiano was a consultant to the Company, Mr. Burdick was Chairman of the Board and Chief Executive Officer and Mr. Stewart was President, Chief Operating Officer and Chief Financial Officer.

(3) In 1996, the Company changed its fiscal year-end from June 30 until December
    31. Prior to the change, the Company accrued bonuses during the fiscal year, which were paid within 60 days following June 30. The 1995 bonus reflects the amount of bonus attributable to the six-month period from January 1 through June 30, 1995. Messrs. Fabiano, Burdick and Stewart waived their right to receive a bonus for the six-month period ended December 31, 1996.

STOCK OPTION GRANTS TABLE

     The following table shows certain information concerning stock options granted during fiscal year 1996 to Messrs. Fabiano, Stewart and Burdick:

                      FISCAL YEAR 1996 STOCK OPTION GRANTS

                                                     % OF TOTAL                              POTENTIAL REALIZABLE
                                                      OPTIONS                                      VALUE(3)
                                        OPTIONS      GRANTED TO    EXERCISE    EXPIRATION    ---------------------
               NAME                    GRANTED(1)    EMPLOYEES     PRICE(2)       DATE         @5%         @10%
               ----                    ----------    ----------    --------    ----------      ---         ----
Rocco J. Fabiano...................      23,092          27%        $6.60         2006        $84,000     $207,000
Gary S. Burdick....................      21,896          26%        $6.60         2006        $80,000     $196,000
Rellen M. Stewart..................      16,100          19%        $6.60         2006        $59,000     $144,000

-------------------------
(1) These options were granted pursuant to the Company's 1995 Stock Option Plan on January 23, 1996. The options granted to Messrs. Fabiano, Burdick and Stewart covered 1,004 shares, 952 shares and 700 shares respectively, with an exercise price of $151.80 per share, vesting at the rate of 25% per year on each anniversary date of the grant. The number of shares and the exercise price shown above have been adjusted to reflect a 23-for-1 stock split of Company Common Stock which occurred subsequent to the stock option grants but prior to the offering of the Company Common Stock to the public in May 1996.

(2) The exercise price may be paid in cash or, at the discretion of the Company's Compensation Committee, by tendering shares of Company Common Stock, or the delivery of an irrevocable direction to a securities broker to sell shares and deliver the sales proceeds to the Company in payment of all or part of the exercise price, instead of cash.

(3) The potential realizable value is calculated pursuant to Commission regulations by assuming the indicated annual rates of stock price appreciation for the option term. Actual realized value will depend on the actual annual rate of stock price appreciation for the option term.

AGGREGATED STOCK OPTION EXERCISES AND FISCAL YEAR-END STOCK OPTION VALUE TABLE

     The following table sets forth certain information regarding the number and value of specified unexercised options held by Messrs. Fabiano, Stewart and Burdick as of December 31, 1996:

                                                         NUMBER OF                 VALUE OF UNEXERCISED
                                                    UNEXERCISED OPTIONS            IN-THE-MONEY OPTIONS
                                               ------------------------------   ---------------------------
                                               EXERCISABLE   UNEXERCISABLE(1)   EXERCISABLE   UNEXERCISABLE
                                               -----------   ----------------   -----------   -------------
Rocco J. Fabiano.............................     7,500(2)        22,500          $13,125        $39,375
                                                  5,773(3)        17,319           13,855         41,566
Gary S. Burdick..............................     7,500(2)        22,500           13,125         39,375
                                                  5,474(3)        16,422           13,138         39,413
Rellen M. Stewart............................     7,500(2)        22,500           13,125         39,375
                                                  4,025(3)        12,075            9,660         28,980

-------------------------
(1) The value of the Exercisable and Unexercisable In-The-Money Options is based upon the closing price of Company Common Stock on the Nasdaq National Market on March 5, 1997.

(2) Reflects options to purchase Company Common Stock at an exercise price of $7.25 per share granted pursuant to the 1995 Stock Option Plan.

(3) Reflects options to purchase Company Common Stock at an exercise price of $6.60 per share granted pursuant to the 1995 Stock Option Plan.

FABIANO, BURDICK AND STEWART EMPLOYMENT AGREEMENTS

     Messrs. Fabiano, Burdick and Stewart are employed under separate employment agreements, each of which expires on December 31, 1998. If the Company terminates any employment agreement without cause or if Mr. Fabiano, Mr. Burdick or Mr. Stewart terminates his employment for "good reason" (defined in the agreement as termination following either an uncured breach by the Company, a reduction in duties, a reduction in compensation or an involuntary relocation), then the terminated employee is entitled to severance pay in an amount equal to the greater of the remaining base salary that would have been payable through the end of the term of the employment agreement or one-year's base salary, plus a prorated portion of the bonus he would have otherwise received for the year in which such termination occurred. During 1996, each of them was paid a base annual salary of $195,000. Mr. Fabiano's base annual salary was increased to $240,000 under his employment agreement for 1997 and 1998. Each of them is entitled to an annual bonus of 50% to 100% of his base salary, based on a straight line sliding scale, if the Company achieves Return on Average Equity ("ROAE") between 15% and 35%. ROAE is calculated at the end of each calendar year as the sum of the ending book value of the Company for each of preceding five quarters divided by five. Each of them is also entitled to insurance benefits, an automobile allowance of $9,000 per year and participation in employee benefit plans adopted by the Company for senior executives. Each of Messrs. Fabiano, Burdick and Stewart has executed an employment agreement with Household International which become effective as of the consummation of the Merger. See "The Merger -- Interests of Certain Persons in the Merger."

FOUNDERS' STOCK

     In connection with the founding of the Company, Messrs. Fabiano, Burdick and Stewart purchased for the then current aggregate fair market value of $22,000, $22,000 and $16,000, respectively, 506,000, 506,000 and 368,000 shares, respectively, of Company Common Stock.

1995 STOCK OPTION PLAN

     The Company's 1995 stock option plan ("Employee Plan") covers 450,000 shares of Company Common Stock. The Employee Plan permits the grant of incentive stock options or non-qualified options to any employees of the Company. Incentive stock options may not have an exercise price of less than the fair market value of the Company Common Stock on the date of grant, except options granted to holders of more than 10% of Company Common Stock may not have an exercise price of less than 110% of the fair market value of the Company Common Stock on the date of the grant. The Compensation Committee of the Board of Directors administers the Employee Plan and determines the employees who may participate, the amount and timing of each option grant and the vesting schedule for options. Under the Employee Plan, all options must vest at a rate of at least 25% per year and may not have a term in excess of 10 years. At June 30, 1997, an aggregate 419,838 shares of Company Common Stock were subject to outstanding options. The options vest over four years from the date of grant at a rate of 25% per year and expire 10 years from the date of grant.

401(K) PLAN

     Effective February 1, 1994, the Company established a tax-deferred savings plan (the "401(k) Plan") that is intended to qualify under Section 401(a) of the Internal Revenue Code of 1986, as amended. All full-time employees of the Company who have attained age 21 and have completed three months of service to the Company are eligible to participate in the 401(k) Plan. A participant may elect to contribute a percentage of his or her compensation to the 401(k) Plan on a pretax basis, subject to statutory limitations. The Company may, in its sole discretion, make matching contributions. Each participant's individual account is invested in selected investment alternatives as directed by the trustees of the 401(k) Plan. The current trustees of the 401(k) Plan are Messrs. Fabiano, Burdick and Stewart. A participant's 401(k) contributions are fully vested and non-forfeitable at all times. Matching contributions made by the Company are subject to divestment provisions until a participant has been employed by the Company for three years. With certain exceptions, participants in the 401(k) Plan shall receive benefits in the form of an immediate annuity for the life of the participant, with a survivor annuity for the life of the participant's spouse. Under the same matching program available to all employees, the Company has contributed $1,000 per year to the individual accounts of each of the Founders.

LIMITATION OF LIABILITY AND INDEMNIFICATION

     The Company's Certificate of Incorporation (the "Certificate") eliminates the personal liability of directors for monetary damages for breach of fiduciary duties to the fullest extent permitted by the Delaware General Corporation Law. The Company's Certificate and Bylaws also provide that the Company shall indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law. The Company has entered into indemnification agreements with each of its directors and certain of its officers providing for such indemnification and advancement of expenses. The Company also maintains directors' and officers' liability insurance providing total coverage of $10 million.

                     PRINCIPAL STOCKHOLDERS OF THE COMPANY

COMMON STOCK

     The following table sets forth the number and percentage of shares of Common Stock owned beneficially as of August 21, 1997: (i) by each person known to the Company to be the beneficial owner of more than 5% of the outstanding Common Stock, (ii) each of the Company's directors and (iii) all directors and executive officers of the Company as a group. Except as noted below, and subject to applicable community property and similar laws, each shareholder has sole voting and investment power with respect to the shares shown.

                                                               AMOUNT AND
                                                               NATURE OF
                                                               BENEFICIAL    PERCENT OF
                  NAME OF BENEFICIAL OWNER                    OWNERSHIP(1)    CLASS(2)
                  ------------------------                    ------------   ----------
Strome Offshore Limited(3)..................................   1,637,255       19.3%
Strome Partners, L.P.(3)....................................   1,613,933       19.1%
Cargill Financial Services Corporation(4)...................   1,132,450       13.4%
Rocco J. Fabiano(5).........................................     650,277        7.7%
Gary S. Burdick(6)..........................................     607,694        7.2%
Rellen M. Stewart(7)........................................     437,141        5.1%
Ethan J. Falk(8)............................................      16,500        *
Jack P. Fitzpatrick(9)......................................      67,615        *
Jeffrey S. Lambert(10)......................................      15,000        *
Jeffrey E. Susskind(10).....................................      25,000        *
Directors/Officers as a group (10 persons)(11)..............   1,765,612       20.6%

-------------------------
 *  Less than 1%.

 (1) Includes the ownership of the named individual or member of a group of shares of Common Stock obtainable within 60 days upon the exercise of options.

 (2) Based on 8,485,778 shares of Company Common Stock outstanding as of August 21, 1997. Each beneficial owner's percentage ownership is determined assuming that shares that may be acquired by such person or group within 60 days following August 21, 1997, have been acquired but that shares acquirable by other beneficial owners within the same 60 days have not been acquired.

 (3) The address of Strome Partners, L.P., is 100 Wilshire Boulevard, 15th Floor, Santa Monica, California 90401. The address of Strome Offshore Limited is c/o Meespierson (Cayman) Ltd., British Amer Centre, POB 2003, Dr. Roy's Drive Georgetown, Grand Cayman, Cayman Islands. SSIM is the beneficial owner of such shares. The address of SSIM is 100 Wilshire Boulevard, 15th Floor, Santa Monica, California 90401.

 (4) The stockholder's address is 6000 Clearwater Drive, Minnetonka, Minnesota 55343-9497.

 (5) The stockholder's address is the same address as the Company's address. The shares in the table include 57,615 shares held in the name of the Fabiano Irrevocable Trust. Mr. Fabiano disclaims beneficial ownership of such shares. The shares also include vested options to purchase 13,273 shares of Company

Common Stock. The balance of the shares in the table are held in the name of the Fabiano Revocable Trust of March 28, 1991, of which Mr. Fabiano and his wife, Joan Fabiano, are trustees.

 (6) The stockholder's address is the same address as the Company's address. The shares include vested options to purchase 12,974 shares of Company Common Stock.

 (7) The stockholder's address is the same address as the Company's address. The shares include vested options to purchase 11,525 shares of Company Common Stock.

 (8) The director holds vested options to purchase 10,000 shares of Company Common Stock. The director's address is 660 South Figueroa Street, Suite 1600, Los Angeles, California 90017-3474.

 (9) The number of shares in the table includes 57,615 shares held in the name of the Fabiano Irrevocable Trust for which Mr. Fitzpatrick serves as trustee. Also, the director holds vested options to purchase 10,000 shares of Company Common Stock. The director's address is 9775 Town Center Drive, Suite 110, San Diego, California, 92121.

(10) The director holds vested options to purchase 10,000 shares of Company Common Stock. The director's address is 100 Wilshire Boulevard, 15th Floor, Santa Monica, California 90401.

(11) The shares include vested options to purchase 81,772 shares of Company Common Stock.

                                 LEGAL MATTERS

     The validity of the shares of HI Stock offered hereby will be passed upon for Household International by John W. Blenke, Vice President -- Corporate Law and Assistant Secretary for Household International. Mr. Blenke is a full-time employee and an officer of Household International and owns and holds options to purchase shares of HI Stock. Certain legal matters in connection with the Merger will be passed upon for Household International by Wilmer, Cutler & Pickering, Washington, D.C.

                                    EXPERTS

     The financial statements of Household International and its subsidiaries incorporated by reference in this Prospectus, to the extent and for the periods indicated in its reports, have been audited by Arthur Andersen LLP, independent public accountants, and are incorporated herein by reference in reliance upon the authority of said firm as experts in giving said reports.

     The consolidated financial statements of the Company as of December 31, 1996 and 1995 and for the years ended December 31, 1996 and 1995, the six-month transition period ended December 31, 1994 and the period from July 15, 1993 (inception) through June 30, 1994, have been included herein and in the Prospectus, in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                             INDEX TO DEFINED TERMS

                        DEFINED TERM                             PAGE(S)
                        ------------                             -------

1992 Preferred..............................................  39
1993 Preferred..............................................  39
ACC.........................................................  Cover, 5, 44
ACC Funding.................................................  44
ACC Liquidity...............................................  44
Accent......................................................  44
Affiliates..................................................  20
Bank........................................................  37
Bloomberg...................................................  Cover, 10, 17
Cargill.....................................................  60
Code........................................................  12, 29
Commission..................................................  4
Company.....................................................  Cover, 5
Company Common Stock........................................  Cover, 5
Company Common Stockholders.................................  17
Company Stock Options.......................................  18
Contracts...................................................  5
Covenanting Stockholders....................................  14
CP Facility.................................................  52
CSFB........................................................  12, 22
DGCL........................................................  11, 17
Dealers.....................................................  5
Dealer Agreement............................................  46
Director Stock Options......................................  18
Effective Time..............................................  10, 17
Employment Agreements.......................................  18
Exchange Act................................................  4
Exchange Agent..............................................  12, 33
Exchange Ratio..............................................  10, 17
Expiration Date.............................................  Cover, 10, 17
FSA.........................................................  52
Founders....................................................  18
HAC.........................................................  Cover, 5
HFC.........................................................  7
HI Stock....................................................  Cover, 5, 39
HI Stock Valuation Period...................................  Cover, 10, 17
HRS.........................................................  36
Household International.....................................  Cover, 5
I/B/E/S.....................................................  26
Indemnified Party...........................................  20
IRS.........................................................  29
JP Morgan...................................................  22

                        DEFINED TERM                             PAGE(S)
                        ------------                             -------
Junior Preferred............................................  39
Letter of Transmittal.......................................  12
Merger......................................................  Cover, 5, 10
Merger Agreement............................................  5
Merger Consideration........................................  5, 10, 17
NASDAQ-NMS..................................................  4
NIM Facility................................................  53
NYSE........................................................  4, 15
Non-Prime Borrowers.........................................  5
OFL-A.......................................................  44
Option Exchange Ratio.......................................  18
Overall Gain................................................  29
Preferred Shares............................................  39
Preferred Stock.............................................  39
Prospectus..................................................  Cover
Prospectus and Proxy Statement..............................  Cover
RSMs........................................................  46
Receivables.................................................  44
Record Date.................................................  11, 14
Registration Statement......................................  4
Reorganization..............................................  29
Rights......................................................  41
Rights Agreement............................................  41
SAR.........................................................  18
SSIM........................................................  20
Securities Act..............................................  4
Special Meeting.............................................  Cover, 5
Stockholder Agreements......................................  19
TFS.........................................................  7, 38
Trading Days................................................  10, 17
VSI.........................................................  51
Weighted Average Stock Price................................  17

                CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY

                         INDEX TO FINANCIAL STATEMENTS

                                    CONTENTS

Audited Consolidated Financial Statements:
     Independent Auditors' Report...........................   F-2
     Consolidated Balance Sheets at December 31, 1996 and
      1995..................................................   F-3
     Consolidated Statements of Operations for the years
      ended December 31, 1996 and 1995, the six-month
      transition period ended December 31, 1994 and the
      period from July 15, 1993 (Inception) through June 30,
      1994..................................................   F-4
     Consolidated Statements of Shareholders' Equity for the
      years ended December 31, 1996 and 1995, the six-month
      transition period ended December 31, 1994 and the
      period from July 15, 1993 (Inception) through June 30,
      1994..................................................   F-5
     Consolidated Statements of Cash Flows for the years
      ended December 31, 1996 and 1995, the six-month
      transition period ended December 31, 1994 and the
      period from July 15, 1993 (Inception) through June 30,
      1994..................................................   F-6
     Notes to Consolidated Financial Statements.............   F-8
Unaudited Condensed Consolidated Financial Statements:
     Condensed Consolidated Balance Sheet as of June 30,
      1997 (unaudited)......................................  F-27
     Condensed Consolidated Statements of Income for the six
      months ended June 30, 1997 and June 30, 1996
      (unaudited)...........................................  F-28
     Condensed Consolidated Statements of Cash Flows for the
      six months ended June 30, 1997 and June 30, 1996
      (unaudited)...........................................  F-29
     Notes to Condensed Consolidated Financial Statements
      (unaudited)...........................................  F-30

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
ACC Consumer Finance Corporation:

     We have audited the accompanying consolidated balance sheets of ACC Consumer Finance Corporation and subsidiaries (the Company) as of December 31, 1996 and 1995, and the related consolidated statements of operations, shareholders' equity and cash flows for the years ended December 31, 1996 and 1995, the six-month transition period ended December 31, 1994 and the period from July 15, 1993 (inception) through June 30, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ACC Consumer Finance Corporation and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for the years ended December 31, 1996 and 1995, the six-month transition period ended December 31, 1994 and the period from July 15, 1993 (inception) through June 30, 1994, in conformity with generally accepted accounting principles.

                                          KPMG Peat Marwick LLP

San Diego, California
January 26, 1997

                        ACC CONSUMER FINANCE CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                                                              AT DECEMBER 31,   AT DECEMBER 31,
                                                                   1996              1995
                                                              ---------------   ---------------
ASSETS
  Cash and Cash Equivalents.................................    $ 1,101,598       $   120,672
  Restricted Cash...........................................      1,561,293         1,032,683
  Credit Enhancement Cash Reserves..........................      8,353,180         4,052,524
  Installment Contracts Held-for-Sale, Net..................     21,078,692        28,187,778
  Installment Contracts Held-for-Investment, Net............      3,428,643           509,388
  Asset-Backed Securities Held-to-Maturity..................             --         3,910,080
  Asset-Backed Securities Available-for-Sale................      7,832,174                --
  Excess Servicing Receivables..............................     15,573,618         5,590,878
  Accounts Receivable.......................................      3,229,933         1,423,112
  Interest Receivable.......................................        324,889           386,673
  Fixed Assets, Net.........................................      1,140,525           842,016
  Repossessed Vehicles......................................        297,565           211,619
  Prepaid Expenses..........................................        394,571           427,456
  Other Assets..............................................        316,709           214,059
                                                                -----------       -----------
      Total Assets..........................................    $64,633,390       $46,908,938
                                                                ===========       ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
  Repurchase Facility, Net..................................    $11,026,130       $29,708,252
  Subordinated Notes, Net...................................     19,196,110                --
  Other Borrowings..........................................             --         7,439,597
  Amount Due to Bank........................................      3,070,453         1,537,290
  Lease Liability...........................................        332,259           519,486
  Tax Liability.............................................      3,305,287           123,909
  Accounts Payable and Accrued Liabilities..................      3,183,435         1,295,604
                                                                -----------       -----------
      Total Liabilities.....................................     40,113,674        40,624,138
Redeemable Preferred Stock:
  $.001 Par Value, Authorized 182,282 Shares
    Series A: 162,831 Shares Issued and Outstanding at
     December 31, 1995
    Series B: 11,538 Shares Issued and Outstanding at
     December 31, 1995
    Series C: No Shares Issued and Outstanding at December
     31, 1995
Total Redeemable Preferred Stock............................             --         6,279,049
Shareholders' Equity:
Preferred Stock, $.001 Par Value, 1,817,718 Shares
  authorized
  and No Shares Issued and Outstanding......................             --                --
Common Stock, $.001 Par Value, Authorized 18,000,000,
  8,292,478 and 2,099,992 Shares Issued and Outstanding as
  of December 31, 1996, and 1995,
  respectively..............................................          8,292             2,100
Additional Paid-in Capital..................................     19,931,825           117,464
Unrealized Gain on Asset-Backed Securities, Net.............        168,175                --
Retained Earnings (Accumulated Deficit).....................      4,411,424          (113,813)
                                                                -----------       -----------
      Total Shareholders' Equity............................     24,519,716             5,751
Commitments and Contingencies
      Total Liabilities and Shareholders' Equity............    $64,633,390       $46,908,938
                                                                ===========       ===========

          See accompanying notes to consolidated financial statements.

                        ACC CONSUMER FINANCE CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                           SIX-MONTH     JULY 15, 1993
                                                                           TRANSITION     (INCEPTION)
                                               YEAR ENDED DECEMBER 31,    PERIOD ENDED      THROUGH
                                              -------------------------   DECEMBER 31,     JUNE 30,
                                                 1996          1995           1994           1994
                                              -----------   -----------   ------------   -------------
INTEREST INCOME
  Interest Income...........................  $ 9,311,087   $ 7,531,690   $ 3,496,763     $   811,516
  Interest Expense..........................    4,610,963     4,199,336     1,308,920         205,339
                                              -----------   -----------   -----------     -----------
       Net Interest Income..................    4,700,124     3,332,354     2,187,843         606,177
CONTRACT LOSSES
  Provision for Contract Losses.............    1,113,069       673,802       902,361         592,325
                                              -----------   -----------   -----------     -----------
  Net Interest Income after Provision for
     Contract Losses........................    3,587,055     2,658,552     1,285,482          13,852
OTHER INCOME
  Servicing and Ancillary Fees..............    4,914,668     1,757,257        28,237           6,653
  Litigation Settlement Income..............           --            --       325,000              --
  Gain on Sale of Contracts.................   15,186,889     8,056,136            --              --
                                              -----------   -----------   -----------     -----------
       Total Other Income...................   20,101,557     9,813,393       353,237           6,653
       Total Income.........................   23,688,612    12,471,945     1,638,719          20,505
EXPENSES
  Personnel.................................    8,276,196     5,280,161     1,691,212       1,924,588
  General and Administrative................    3,835,635     2,449,217       701,366         493,056
  Servicing.................................    1,788,156       408,231        56,299              --
  Occupancy and Equipment...................      520,505       372,254       101,333         100,779
  Depreciation and Amortization.............      476,429       286,727        80,715          90,044
                                              -----------   -----------   -----------     -----------
       Total Expenses.......................   14,896,921     8,796,590     2,630,925       2,608,467
       Income (Loss) Before Taxes...........    8,791,691     3,675,355      (992,206)     (2,587,962)
       Income Tax Provision.................    3,692,000       209,000            --              --
                                              -----------   -----------   -----------     -----------
Net Income (Loss)...........................  $ 5,099,691   $ 3,466,355   $  (992,206)    $(2,587,962)
                                              ===========   ===========   ===========     ===========
  Preferred Stock Dividends.................     (123,741)     (215,419)      (82,621)       (152,673)
                                              -----------   -----------   -----------     -----------
  Net Income (Loss) Available to Common
     Shareholders...........................  $ 4,975,950   $ 3,250,936   $(1,074,827)    $(2,740,635)
                                              ===========   ===========   ===========     ===========
NET INCOME PER COMMON SHARE AND COMMON SHARE
  EQUIVALENT:
  Net Income................................  $      0.68   $      0.61            --              --
  Shares Used in Computing Net Income Per
     Common Share and Common Share
     Equivalent.............................    7,542,371     5,661,046            --              --

          See accompanying notes to consolidated financial statements.

                        ACC CONSUMER FINANCE CORPORATION

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                           NOTES          UNREALIZED         RETAINED
                                     COMMON STOCK        ADDITIONAL      RECEIVABLE         GAIN ON          EARNINGS
                                  -------------------      PAID-IN          FROM         ASSET-BACKED      (ACCUMULATED
                                   SHARES      AMOUNT      CAPITAL      SHAREHOLDERS    SECURITIES, NET      DEFICIT)
                                  ---------    ------    ----------     ------------    ---------------    ------------
Balance at July 15, 1993
  (Inception).................           --    $  --     $        --      $     --         $     --        $        --
Issuance of Common Stock......    2,099,992    2,100         117,464            --               --                 --
Issuance of Notes Receivable
  from Shareholders...........           --       --              --       (33,628)              --                 --
Net Loss......................           --       --              --            --               --         (2,587,962)
                                  ---------    ------    -----------      --------         --------        -----------
Balance at June 30, 1994......    2,099,992    2,100         117,464       (33,628)              --         (2,587,962)
Payment on Notes Receivable
  from Shareholders...........                                              33,628
Net Loss......................           --       --              --            --               --           (992,206)
                                  ---------    ------    -----------      --------         --------        -----------
Balance at December 31,
  1994........................    2,099,992    2,100         117,464            --               --         (3,580,168)
Net Income....................           --       --              --            --               --          3,466,355
                                  ---------    ------    -----------      --------         --------        -----------
Balance at December 31,
  1995........................    2,099,992    2,100         117,464            --               --           (113,813)
Issuance of Common Stock,
  Net.........................    2,000,000    2,000      12,538,509            --               --                 --
Non-cash Conversion of
  Preferred Stock to Common
  Stock.......................    4,192,486    4,192       7,275,852            --               --                 --
Net Income....................           --       --              --            --               --          5,099,691
Payment of Preferred Stock
  Dividends...................           --       --              --            --               --           (574,454)
Unrealized Gain on
  Asset-Backed Securities,
  Net.........................           --       --              --            --          168,175                 --
                                  ---------    ------    -----------      --------         --------        -----------
Balance at December 31,
  1996........................    8,292,478    $8,292    $19,931,825      $     --         $168,175        $ 4,411,424
                                  =========    ======    ===========      ========         ========        ===========

          See accompanying notes to consolidated financial statements.

                        ACC CONSUMER FINANCE CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                YEAR ENDED                SIX-MONTH       JULY 15, 1993
                                               DECEMBER 31,           TRANSITION PERIOD    (INCEPTION)
                                        ---------------------------         ENDED            THROUGH
                                            1996           1995       DECEMBER 31, 1994   JUNE 30, 1994
                                        ------------   ------------   -----------------   -------------

Cash Flows from Operating Activities:
  Net Income (Loss)...................  $  5,099,691   $  3,466,355     $   (992,206)     $ (2,587,962)
Adjustments to Reconcile Net Income
  (Loss) to Net Cash (Used In)
  Provided By Operating Activities:
  Gain on Sale of Contracts...........   (15,186,889)    (8,056,136)              --                --
  Amortization and Depreciation.......     5,247,702      2,382,908         (289,041)           26,548
  Provision for Contract Losses.......     1,113,069        673,802          902,361           592,325
  Provision for Deferred Income
     Taxes, Net.......................     1,765,000        174,000               --                --
  Net Cash Deposited into Restricted
     Accounts.........................    (4,829,266)    (3,166,292)      (1,245,225)         (673,689)
  Deferred Acquisition Expenses.......    (1,778,750)      (911,027)        (248,874)         (138,772)
  Changes in Operating Assets:
     Net Decrease (Increase) in
       Contracts Held-for-Sale........    (1,522,079)     6,919,206               --                --
     Interest Receivable..............        61,784        192,896         (402,845)         (176,723)
     Accounts Receivable..............    (1,806,821)    (1,307,343)         357,338          (473,107)
     Other Assets.....................      (132,421)       (43,144)         (52,468)         (177,177)
     Prepaid Expenses.................        32,885       (354,052)         (60,234)          (13,170)
  Changes in Operating Liabilities:
     Accounts Payable and Accrued
       Liabilities....................     3,182,426        800,213          282,653           162,647
                                        ------------   ------------     ------------      ------------
     Net Cash (Used In) Provided By
       Operating Activities...........    (8,753,669)       771,386       (1,748,541)       (3,459,080)
Cash Flows from Investing Activities:
  Net Increase in Contracts Held-for-
     Investment.......................    (1,021,867)    (2,617,056)     (24,364,384)      (15,314,261)
  Principal Paydowns of Asset-Backed
     Securities.......................     2,582,842        710,880               --                --
  Fees for Arranging Financing
     Facility.........................            --             --               --          (360,000)
  Proceeds from Liquidation of
     Repossessed Vehicles.............     1,835,401      1,706,800          244,000                --
  Purchases of Fixed Assets, Net......      (745,167)      (609,094)        (224,762)         (399,750)
                                        ------------   ------------     ------------      ------------
  Net Cash Provided By (Used In)
     Investing Activities.............  $  2,651,209   $   (808,470)    $(24,345,146)     $(16,074,011)

          See accompanying notes to consolidated financial statements.

                        ACC CONSUMER FINANCE CORPORATION

                                                YEAR ENDED                SIX-MONTH       JULY 15, 1993
                                               DECEMBER 31,           TRANSITION PERIOD    (INCEPTION)
                                        ---------------------------         ENDED            THROUGH
                                            1996           1995       DECEMBER 31, 1994   JUNE 30, 1994
                                        ------------   ------------   -----------------   -------------
Cash Flows from Financing Activities:
  Net Proceeds from Issuance of
     Subordinated Notes...............  $ 19,183,447   $         --     $         --      $         --
  Net (Decrease) Increase in
     Repurchase Facility..............   (18,806,062)   (10,907,271)      25,476,742        15,448,076
  Proceeds from Other Borrowings......     7,906,396      9,939,597               --                --
  Repayment of Other Borrowings.......   (15,513,381)    (2,500,000)              --                --
  Net (Decrease) Increase in Capital
     Leases...........................      (187,227)       313,567          205,919                --
  Increase in Amount Due to Bank......     1,533,163      1,247,358          232,780            57,153
  Payment on Notes Receivable from
     Shareholders.....................            --             --           33,628                --
  Net Proceeds from Issuance of Common
     Stock............................    12,540,509             --               --            85,936
  Net Proceeds from Issuance of
     Preferred Stock..................     1,000,995      1,920,672          249,977         3,980,400
  Payment of Preferred Stock
     Dividends........................      (574,454)            --               --                --
                                        ------------   ------------     ------------      ------------
  Net Cash Provided By Financing
     Activities.......................     7,083,386         13,923       26,199,046        19,571,565
  Increase (Decrease) in Cash and Cash
     Equivalents......................       980,926        (23,161)         105,359            38,474
  Cash and Cash Equivalents at
     Beginning of Period..............       120,672        143,833           38,474                --
                                        ------------   ------------     ------------      ------------
  Cash and Cash Equivalents at
     End of Period....................  $  1,101,598   $    120,672     $    143,833      $     38,474
                                        ============   ============     ============      ============
Supplemental Disclosure:
  Interest Paid.......................  $  4,078,069   $  4,073,177     $  1,038,586      $     97,839
  Taxes Paid..........................  $    632,405   $         --     $         --      $         --
  Non-Cash Conversion of Preferred
     Stock............................  $  7,280,044   $         --     $         --      $         --
  Non-Cash Issuance of Common Stock in
     Exchange for Notes Receivable....  $         --   $         --     $         --      $     33,628
  Non-Cash Issuance of Warrants in
     Conjunction with Repurchase
     Facility.........................  $         --   $         --     $         --      $    128,000
  Non-Cash Transfer of Asset-Backed
     Securities from Held-to-Maturity
     to Available-for-Sale............  $  7,542,216   $         --     $         --      $         --
  Unrealized Gain on Transfer of
     Asset-Backed Securities to
     Available-for-Sale Status........  $    289,958   $         --     $         --      $         --
Transfers of Contracts:
  Held-for-Sale to Asset-Backed
     Securities.......................  $  5,804,000   $  4,484,392     $         --      $         --
  Held-for-Investment to Repossessed
     Vehicles.........................  $  1,921,347   $  1,722,194     $    440,225      $         --
  Held-for-Investment to
     Held-for-Sale....................  $    986,196   $ 40,907,980     $         --      $         --
  Held-for-Sale to
     Held-for-Investment..............  $  5,914,990   $  2,972,453     $         --      $         --

          See accompanying notes to consolidated financial statements.

                        ACC CONSUMER FINANCE CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995, THE SIX-MONTH TRANSITION PERIOD
                                     ENDED
DECEMBER 31, 1994 AND THE PERIOD FROM JULY 15, 1993 (INCEPTION) THROUGH JUNE 30,
                                      1994

(1) NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a) Nature of Business

     ACC Consumer Finance Corporation (ACC) initiated business in California on July 15, 1993, under the name American Credit Corporation. The Company changed its name in October 1995 and was reincorporated in Delaware in November 1995. ACC and its wholly-owned subsidiaries, OFL-A Receivables Corp. (OFL-A) and ACC Receivables Corp. (Receivables) (collectively, the Company), engage primarily in the business of purchasing, selling and servicing automobile installment sale contracts (Contracts). The Company specializes in Contracts with borrowers who generally would not qualify for traditional financing, such as that provided by commercial banks or captive finance companies of automobile manufacturers. The Company purchases Contracts directly from automobile dealers, with the intent to resell them to institutional investors in the form of securities backed by the Contracts (the Securitization Transactions).

     The Company conducts its activities through three legal entities. The Company's operations (underwriting and Contract servicing) are conducted by ACC. The Contracts are purchased and held until sale by OFL-A, which is a special purpose financing corporation. Upon sale, the Contracts are concurrently transferred from OFL-A to ACC, from ACC to Receivables, and then from Receivables to a trust (Securitization Trust). Receivables retains excess servicing receivables (ESRs) in the Securitization Transactions. Receivables will also retain subordinated asset-backed securities (Subordinated Securities), if created, or Contracts pledged as additional credit enhancement in the Securitization Transactions (Spread Receivables).

     Until such time as the Contracts are sold in asset-backed securities, these Contracts are pledged as collateral to, and are financed under a financing facility (Repurchase Facility). The Company also has the option of pledging the Subordinated Securities, ESRs and credit enhancement cash reserves for borrowings under a separate financing facility (NIM Facility), which expires in May 1998.

     In May 1996, the Company sold, in an initial public offering, 2,000,000 shares of its Common Stock which generated net proceeds of approximately $12.5 million. The proceeds were used to partially pay-down the NIM Facility (included in Other Borrowings on the Consolidated Balance Sheet), temporarily reduce advances on the Repurchase Facility and for other working capital purposes. In addition, each share of the Company's redeemable Preferred Stock automatically converted into 23 shares of Common Stock upon consummation of the offering. Total cumulative dividends of $574,454 were paid to the holders of the redeemable Preferred Stock subsequent to the conversion. In November 1996, the Company issued, $20 million of 10.25% subordinated notes due 2003 (Notes) in a public debt offering which generated net proceeds of approximately $19.0 million after deducting the underwriting discount and issuance costs. The proceeds were used to pay-off the outstanding balance of the NIM Facility, temporarily reduce advances on the Repurchase Facility and for other general corporate purposes.

     (b) Basis of Presentation

     The consolidated financial statements include the accounts of ACC, OFL-A, and Receivables. All significant intercompany accounts and transactions have been eliminated in consolidation.

     Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities to prepare these consolidated financial statements in conformity with generally accepted accounting principals. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term include allowances for credit losses, valuation of ESRs and estimated gain on sale of Contracts calculation. While management believes that these estimates are currently adequate, future additions may be necessary based on changes in economic conditions. Additionally, certain amounts in the prior periods have been reclassified to conform to the 1996 presentation.

                        ACC CONSUMER FINANCE CORPORATION

     At the inception of the Company on July 15, 1993, the Company adopted a fiscal year end of June 30. The Company's Initial Fiscal Year ended June 30, 1994 (the Initial Fiscal Year). On January 23, 1996, the Company elected to change its fiscal year end to December 31, with the change effective as of January 1, 1995. The purpose of this change was to conform the Company's fiscal year to the fiscal year adopted by its primary competitors. As a result of the change in fiscal year end, the Transition Period from July 1, 1994, through December 31, 1994, (the Transition Period) constitutes an audited period. Neither the actual results of the Transition Period nor the annualized results of the Transition Period are indicative of the results that would have been achieved in a 12-month fiscal year.

     (c) Cash and Cash Equivalents

     For purposes of the consolidated financial statements, cash and cash equivalents include highly liquid debt and investment instruments with an original maturity of three months or less. Additionally, the Company is subject to covenants within the indenture under which the Notes were issued (See Footnote 10) that require that an amount equal to six months of interest payments on the Notes be held in a segregated account for the ten calendar days proceeding a monthly interest payment due date. As of December 31, 1996, approximately $1 million was held in such an account.

     (d) Installment Contracts Held-For-Sale

     The Contracts are acquired from automobile dealers, usually at a discount, and are recorded net of discount and provide for interest of approximately 20%. The Company also recognizes the interest accrued on Contracts through the date of purchase as an addition to the discount. Non-refundable fees and related direct costs are deferred and netted against the Contract balances. Each Contract provides for full amortization, equal monthly payments and can be fully prepaid by the borrower at any time. The Company has purchased the Contracts with the intent to resell them in the future. Contracts held-for-sale are stated at the lower of aggregate cost or market value.

     The Contracts are financed under the terms of the Repurchase Facility with Cargill Financial Services Corporation (Cargill) and are accounted for as a financing of the Contracts. Under the terms of the agreement, the Company maintains the essential elements of ownership of the Contracts, particularly credit risk and interest rate risk.

     The Company enters into forward contracts as hedges relating to the Contract portfolio. These financial instruments are designed to minimize exposure and reduce risk from interest rate fluctuations. Gains and losses on forward contracts are deferred and recognized as adjustments to the basis of the Contracts until such time that the Contracts are sold. Such amounts are realized upon the sale of Contracts that are hedged.

     (e) Installment Contracts Held-for-Investment

     Since January 1, 1995, all Contracts have been purchased with the intent to be sold in asset-backed securities. Contracts that are identified as ineligible for the securitization process (primarily due to their payment history) are transferred to Contracts held-for-investment until such time that the deficiency has been resolved. Also included in Contracts held-for-investment are Spread Receivables. The Spread Receivables are included in the Consolidated Balance Sheets of the Company, but all cash collections pertaining to them must be deposited into a credit enhancement cash reserve until certain requirements are met. These Contracts are transferred at the lower of cost or market value and are accounted for net of an allowance for Contract losses, as determined by historical loss experience and current delinquency levels.

     (f) Allowance for Contract Losses

     The allowance for Contract losses is maintained at a level deemed by management to be adequate to provide for the inherent risks in the Contracts held-for-investment. Management considers past loss experience and delinquency levels in determining the adequacy of the allowance for Contract losses.

                        ACC CONSUMER FINANCE CORPORATION

     The Company's policy is to charge-off the principal balance of all Contracts which are 120 or more days delinquent, except Contracts which are involved in bankruptcies which are charged-off at 210 or more days delinquent. In addition, the Company charges off Contracts prior to becoming 120 or 210 days delinquent if management has knowledge of specific circumstances that impair the collectibility of the outstanding balances.

     (g) Excess Servicing Receivables

     The Company has created ESRs as a result of the sale of Contracts in the Securitization Transactions. ESRs are determined by computing the present value of the excess of the weighted average coupon on the Contracts sold (ranging from 19.77% to 20.62%) over the sum of: (i) the coupon on the asset-backed securities (ranging from 5.95% to 6.90%), (ii) a base servicing fee paid to the Company (ranging from 3.00% to 3.15%) and (iii) the net charge-offs expected to be incurred on the portfolio of Contracts sold. For purposes of the projection of the excess servicing cash flows, historically the Company has assumed that net charge-offs (including accrued interest) will approximate 11% of the original principal of the Contracts sold, over the life of the portfolio. Further, the Company has used an estimated average Contract life ranging from 1.5 to 1.8 years. The cash flows expected to be received by the Company, before expected losses, are then discounted at a market interest rate that the Company believes an unaffiliated third-party purchaser would require as a rate of return on such a financial instrument. Expected losses are discounted using a risk-free rate equivalent to the rate earned on securities rated AAA/Aaa or better with a duration similar to the duration estimated for the underlying Contracts. This results in an effective overall discount rate of approximately 15% on an annualized basis. The excess servicing cash flows are only available to the Company to the extent that there is no impairment of the credit enhancements established at the time the Contracts are sold. ESRs are amortized using the interest method and are offset against servicing and ancillary fees. To the extent that the actual future performance results are different from the estimated excess cash flows, the ESRs will be adjusted on a quarterly basis with corresponding adjustments made to income.

     The carrying value of the ESRs is subject to the provisions of the Emerging Issues Task Force (EITF) 88-11 pronouncement which states that an enterprise that sells the right to receive the interest payments, the principal payments, or a portion of either or both, relating to a loan should allocate the recorded investment in that loan between the portion of the loan sold and the portion retained based on the relative fair values of those portions.

     (h) Asset-Backed Securities

     Securities held-to-maturity are reported at amortized cost (subject to the provisions of the EITF 88-11 as discussed in the preceding Footnote). Securities available-for-sale are reported at fair value. If management has the intent and ability at time of purchase to hold securities until maturity, they are classified as held to maturity. Securities to be held for indefinite periods of time, but not necessarily to be held to maturity, or on a long-term basis are classified as available-for-sale. Unrealized holding gains and losses on available-for-sale securities are reported as a separate component of equity, net of tax.

     (i) Gain on Sale of Contracts

     Each Securitization Transaction results in the recognition of a gain on sale of Contracts on the Company's consolidated statement of operations for the period in which the sale was made. These gains are recognized to the extent that the net proceeds from the sale are greater than the allocated basis of that portion of the Contracts sold. This gain is subject to the provisions of the EITF 88-11.

     (j) Repossessed Vehicles

     Vehicles acquired for non-payment of indebtedness are recorded at the lower of the estimated fair market value or the outstanding Contract balance. Such assets are generally sold within 60 days of repossession and

                        ACC CONSUMER FINANCE CORPORATION
any difference between the sales price, net of expenses, and the carrying amount is treated as a charge-off or recovery. In addition, the Company recognizes claims submitted pursuant to a vendor single interest policy as accounts receivables.

     (k) Fixed Assets

     Furniture, fixtures and equipment are initially recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets (six months to five years).

     (l) Organizational Expenses

     The Company incurred expenses in connection with the organization of the business. These expenses were capitalized and are amortized on a straight-line basis over a five-year period.

     (m) Deferred Financing Fees

     The Company incurred fees in connection with the creation of the Repurchase Facility. These fees reflected cash payments made and the estimated value of Preferred Stock warrants issued in conjunction with the creation of the Repurchase Facility. The Repurchase Facility costs were deferred and are amortized over the five-year term of the Repurchase Facility as an adjustment to interest expense. The carrying amount of these deferred fees would be written-off if the Company elects to exercise the option to terminate the Repurchase Facility (as described in Footnote 19). The Company has incurred fees in connection with the issuance of the Notes. These fees reflected the underwriting discount and issuance costs. These costs have been deferred and are amortized over the seven-year term of the Notes as an adjustment to interest expense.

     (n) Servicing and Ancillary Fees

     Servicing fees are reported as income when earned, net of related amortization of capitalized excess servicing fees receivable. Additionally, the Company has the right to collect late payment fees and non-sufficient funds fees from borrowers, as well as collection costs incurred in connection with delinquent accounts. Ancillary fees are accounted for on a cash basis. Collection expenditures are recorded as expenses in the period incurred. Any reimbursements of collection costs are recognized as an expense recovery in the period that the proceeds are received.

     (o) Income Taxes

     The Company filed consolidated federal income and combined state franchise tax returns on a fiscal year basis through December 31, 1995, and has filed on a calendar basis thereafter. The Company accounts for income taxes under the asset and liability method, whereby deferred income taxes are recognized based on future tax consequences due to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

     (p) Net Income (Loss) Per Share

     Due to the significant changes in the capital structure of the Company upon the closing of the initial public offering as discussed at Footnote 1(a), historical net income (loss) per share prior to the year ended December 31, 1995, is not presented. Net income per share is computed using the weighted average number of shares of Common Stock outstanding and common equivalent shares, unless the effect of common stock equivalents are anti-dilutive. However, pursuant to Securities and Exchange Commission Staff Accounting Bulletins, Common Stock and common equivalent shares issued during the 12-month period prior to the filing of the offering document have been included in the calculation as if they were outstanding for all periods

                        ACC CONSUMER FINANCE CORPORATION
presented, even if anti-dilutive. In addition, net income per share reflects the 23 for 1 stock split which occurred in connection with the Company's initial public offering.

     (q) Accounting for Stock-Based Compensation

     In November 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation." This statement establishes financial accounting standards for stock-based employee compensation plans. SFAS No. 123 permits the Company to choose either a fair value-based method or the intrinsic value-based method that is contained in APB Opinion 25. SFAS No. 123 requires pro forma disclosures of net income and earnings per share computed as if the fair value based method has been applied in financial statements of companies that continue to follow current practice in accounting for such arrangements under Opinion 25. SFAS No. 123 applies to all stock-based employee compensation plans in which an employer grants shares of its stock or other equity instruments to employees except for employee stock ownership plans. SFAS No. 123 also applies to plans in which the employer incurs liabilities to employees in amounts based on the price of the employer's stock (i.e., stock option plans, stock purchase plans, restricted stock plans and stock appreciation rights). The statement also specifies the accounting for transactions in which a company issues stock options or other equity instruments for services provided by non-employees or to acquire goods or services from outside suppliers or vendors. The recognition provisions of SFAS No. 123 for companies choosing to adopt the new fair value based method of accounting for stock-based compensation arrangements may be adopted immediately and will apply to all transactions entered into fiscal years that begin after December 15, 1995. The disclosure provisions of SFAS No. 123 are effective for fiscal years beginning after December 15, 1995; however, disclosure of the pro forma net income and earnings per share, as if the fair value method of accounting for stock-based compensation had been elected, is required for all awards granted in fiscal years beginning after December 31, 1994. The Company has elected to continue to account for stock-based compensation under APB Opinion 25 and, as a result, pro forma disclosures have been provided. (See Footnote 17.)

     (r) New Accounting Pronouncements

     In June 1996, the FASB issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities". This statement specifies when financial assets and liabilities are to be removed from an entity's financial statements, the accounting for servicing assets and liabilities and the accounting for assets that can be contractually prepaid in such a way that the holder would not recover substantially all of its recorded investment. Under SFAS No. 125, an entity recognizes only assets it controls and liabilities it has incurred, discontinues recognition of assets only when control has been surrendered, and discontinues recognition of liabilities only when they have been extinguished. SFAS No. 125 requires that the selling entity continue to carry retained interests relating to assets it no longer recognizes. Such retained interests are based on the relative fair values of the retained interests of the subject assets at the date of transfer. Transfers not meeting the criteria for sale recognition are accounted for as a secured borrowing with a pledge of collateral. Under SFAS No. 125, certain collateralized borrowings may result in assets no longer being recognized if the assets are provided as collateral and the secured party takes control of the collateral. This determination is based upon whether: (1) the secured party is permitted to repledge or sell the collateral and (2) the debtor does not have the right to redeem the collateral on short notice. Extinguishments of liabilities are recognized only when the debtor pays the creditor and is relieved of its obligation for the liability, or when the debtor is legally released from being the primary obligor under the liability, either judicially or by the creditor. SFAS No. 125 requires an entity to recognize its obligation to service financial assets that are retained in a transfer of assets in the form of a servicing asset or liability. The servicing asset is to be amortized in proportion to, and over the period of, net servicing income. Servicing assets and liabilities are to be assessed for impairment based on their fair value. SFAS No. 125 modifies the accounting for interest-only strips or retained interests in securitizations, such as capitalized servicing fees receivable, that can be contractually prepaid or otherwise settled in such a way that the holder would not recover substantially all of its recorded

                        ACC CONSUMER FINANCE CORPORATION
investment. In this case, it requires that they be classified as available-for-sale or as trading securities. Interest-only strips and retained interests are to be recorded at fair value. Changes in fair value are included in operations, if classified as trading securities, or in shareholders' equity as unrealized holding gains or losses, net of the related tax effect, if classified as available for sale. Beginning January 1, 1997, the Company adopted SFAS No. 125 and recorded its ESRs at fair value. The adjustment to carrying value was included in shareholders' equity as unrealized gains at that time.

(2) RESTRICTED CASH AND CREDIT ENHANCEMENT CASH RESERVES

     With regard to Contracts owned, the Company is required to deposit all borrower payments, Contract liquidation proceeds and certain other receipts into restricted bank accounts under the control of a custodian. These accounts are owned by the Company, but funds may only be released by the custodian under the terms of the Repurchase Facility. Generally, the funds will be released only upon the repurchase and sale of the Contracts.

     The Company is a party to certain agreements in connection with the sale of Contracts in asset-backed securities. The terms of some of these agreements have provided that simultaneous with the sale of bonds to investors, the Company must make a cash contribution, as a credit enhancement, to a credit enhancement cash reserve under the control of a trustee. Subsequent to the sale, all cash received from the ESRs, Subordinated Securities and the Spread Receivables, is deposited into credit enhancement cash reserves. The credit enhancement cash reserve is owned by the Company, but funds will only be released by the trustee when certain credit enhancement requirements are met. The agreement provides that the amount of cash to be maintained in the credit enhancement cash reserve shall be at a specified percentage of the principal balance of the senior bonds. Additionally, there are provisions within the agreements that state that if the performance of any Securitization Trust is not sufficient to meet the cash requirements of the senior bondholders and the credit enhancement reserves of that pool have been depleted, the shortfall can be drawn from credit enhancement cash reserves relating to other Securitization Trusts. As principal payments are made to the bondholders, and if the pledged cash is in excess of the specified percentage of the principal balance of the bonds, the trustee will release the excess amount to the Company.

(3) INSTALLMENT CONTRACTS HELD-FOR-SALE

     Installment Contracts held-for-sale are summarized as follows:

                                                              DECEMBER 31, 1996   DECEMBER 31, 1995
                                                              -----------------   -----------------
Principal Balance...........................................     $21,888,020         $29,517,717
Purchase Discount...........................................      (1,071,263)         (1,161,892)
Net Deferred Expenses (Fees)................................         231,586            (392,889)
Unrealized Hedge Losses.....................................          30,349             224,842
                                                                 -----------         -----------
                                                                 $21,078,692         $28,187,778
                                                                 ===========         ===========

     As of December 31, 1996, and 1995, respectively, approximately $22 million and $31 million of the Contracts, including certain Contracts held-for-investment, have been pledged to Cargill subject to the terms of the Repurchase Facility. These Contracts are held by a custodian until such time that they are repurchased. (See Footnotes 4 and 9.)

     The Company maintains an ongoing hedging program to minimize the impact of changing interest rates on the value of the Contracts. The hedging strategy is implemented through the forward sale of two-year Treasury notes or futures contracts of two-year Treasury instruments with remaining terms of approximately
1.5 years to 2 years, with Cargill acting as a counterparty to these hedging transactions. As of December 31, 1996, the Company had two-year Treasury futures contracts with a notional amount of $15 million for sale in

                        ACC CONSUMER FINANCE CORPORATION

March 1997. As of December 31, 1995, the Company had sold forward $25 million of Treasury notes for delivery in January 1996.

     Unrealized gains and losses on the hedging transactions are reflected as an adjustment to the basis of the Contracts. Gains and losses are recognized upon sale of the Contracts. The Company recognized $206,000 of net gains on the hedging program during the year ended December 31, 1996. The Company recognized $927,000 of net losses on the hedging program during the year ended December 31, 1995. Prior to the year ended December 31, 1995, there were no hedging transactions.

     In addition to the Contracts owned by the Company, the Company serviced $225 million and $87 million of Contracts for others as of December 31, 1996, and 1995, respectively. The Company services Contracts for borrowers residing in approximately 40 states, with the largest concentrations of Contracts in California, Texas, Florida and Pennsylvania. An economic slowdown or recession or a change in the regulatory or legal environment in one or more of these states could have a material adverse effect on the performance of the Company's existing servicing portfolio and on its Contract purchases.

     During the year ended December 31, 1996, and 1995, the Company sold $191 million and $101 million, respectively, of Contracts in connection with the securitization transactions. For the same periods, the Company recognized gains associated with these securitizations of $15.2 million and $8.1 million, respectively. No Contracts were sold prior to the year ended December 31, 1995.

     Contract packages are submitted to the Company for funding by automobile dealers. The Company evaluates each borrower's creditworthiness on a case-by-case basis. Contract packages representing $4.5 million and $2.1 million, were approved and submitted to the Company for funding as of December 31, 1996, and 1995, respectively.

(4) INSTALLMENT CONTRACTS HELD-FOR-INVESTMENT

     Contracts held-for-investment represent Contracts that are ineligible for sale (primarily due to their delinquent status) or represent Contracts which management had no present intention to sell. These Contracts are subject to the terms of the Repurchase Facility or the Spread Receivables pledge agreement and are held by a custodian. Included are performing Contracts with a principal balance of $2.9 million, which are pledged in connection with the 1996-D Transaction. The Contracts held-for-investment are comprised of the following:

                                                              DECEMBER 31, 1996   DECEMBER 31, 1995
                                                              -----------------   -----------------
Principal Balance...........................................     $4,151,152          $1,040,695
Purchase Discount...........................................       (200,292)            (40,727)
Net Deferred Expenses (Fees)................................         42,783             (13,772)
Allowance for Contract Losses...............................       (565,000)           (476,808)
                                                                 ----------          ----------
                                                                 $3,428,643          $  509,388
                                                                 ==========          ==========

                        ACC CONSUMER FINANCE CORPORATION

     The Company maintains an allowance for Contract losses based on the outstanding principal balance of Contracts held-for-investment. A summary of the activity in the allowance for Contract losses is as follows:

                                                                            SIX-MONTH
                                                     YEAR ENDED             TRANSITION    JULY 15, 1993
                                             ---------------------------   PERIOD ENDED    (INCEPTION)
                                             DECEMBER 31,   DECEMBER 31,   DECEMBER 31,      THROUGH
                                                 1996           1995           1994       JUNE 30, 1994
                                             ------------   ------------   ------------   -------------
Beginning Balance..........................  $   476,808    $ 1,181,004     $  580,462      $     --
  Provision................................    1,113,069        673,802        902,361       592,325
  Charge-offs..............................   (1,223,252)    (1,435,224)      (302,735)      (11,863)
  Recoveries...............................      198,375         57,226            916            --
                                             -----------    -----------     ----------      --------
Ending Balance.............................  $   565,000    $   476,808     $1,181,004      $580,462
                                             ===========    ===========     ==========      ========

(5) ASSET-BACKED SECURITIES

     In connection with securitizations, the Company has retained Subordinated Securities representing 5% of the principal balance of the Contracts sold. These have pass-through rates from 5.95% to 6.90%. At time of purchase and as of December 31, 1995, these securities were deemed to be held-to-maturity and had been valued at a discount to yield approximately 13%. During the year ended December 31, 1996, the Company reclassified these securities as available-for-sale and the carrying amount approximates the fair value based on market rates as of December 31, 1996.

     (a) Asset-Backed Securities Available-for-Sale.

     A summary of the activity in asset-backed securities available-for-sale is as follows:

                                                                DECEMBER 31,
                                                                    1996
                                                                ------------
Beginning Balance...........................................     $       --
  Transfers from Asset-Backed Securities Held-to-Maturity...      7,542,216
  Unrealized Gain...........................................        289,958
                                                                 ----------
Ending Balance..............................................     $7,832,174
                                                                 ==========

     There were no asset-backed securities available-for-sale prior to the year ended December 31, 1996.

     (b) Asset-Backed Securities Held-to-Maturity

     A summary of the activity in asset-backed securities held-to-maturity is as follows:

                                                                DECEMBER 31,    DECEMBER 31,
                                                                    1996            1995
                                                                ------------    ------------
Beginning Balance...........................................     $3,910,080     $        --
  Additions from Securitizations............................      5,804,000       4,484,392
  Principal Reductions......................................     (2,582,842)       (710,880)
  Amortization of Purchase Discount.........................        410,978         136,568
  Transfers to Asset-Backed Securities Available-for-Sale...     (7,542,216)             --
                                                                 ----------     -----------
Ending Balance..............................................     $       --     $ 3,910,080
                                                                 ==========     ===========

                        ACC CONSUMER FINANCE CORPORATION

     There were no asset-backed securities held-to-maturity prior to the year ended December 31, 1995. The transfers of asset-backed securities to available-for-sale status during 1996 were the result of a revised cash management strategy of the Company.

(6) EXCESS SERVICING RECEIVABLES

     A summary of the activity in ESRs is as follows:

                                                                   YEAR ENDED           YEAR ENDED
                                                                DECEMBER 31, 1996    DECEMBER 31, 1995
                                                                -----------------    -----------------
Beginning Balance...........................................       $ 5,590,878          $        --
  Additions from Securitizations............................        14,864,000            7,700,699
  Amortization of Excess Servicing..........................        (4,881,260)          (2,109,821)
                                                                   -----------          -----------
Ending Balance..............................................       $15,573,618          $ 5,590,878
                                                                   ===========          ===========

     In connection with the valuation of ESRs, the Company projects losses in the pool of Contracts which effectively represents the estimated undiscounted recourse loss allowance offset against the ESRs. As of December 31, 1996, and 1995, the estimated undiscounted recourse loss allowance embedded in the ESRs, excluding accrued interest, was $19.2 million and $7.1 million, respectively. This recourse loss allowance represents 8.8% and 8.1% of the Contracts serviced for others as of December 31, 1996, and 1995, respectively.

     There were no ESRs prior to the year ended December 31, 1995.

(7) ACCOUNTS RECEIVABLE

     As of December 31, 1996, and 1995, the Company had approximately $1.5 million and $626,000, respectively, due from Cargill for Contracts funded by the Company which were delivered to a custodian, but not yet funded through the Repurchase Facility. Additionally, the Company had $1.7 million and $616,000, as of December 31, 1996, and 1995, respectively, of servicing fees, excess servicing fees and principal and interest payments on the subordinated securities, due from the Securitization Trusts.

(8) FIXED ASSETS, NET

     Furniture, fixtures and equipment consisted of the following:

                                                  DECEMBER 31, 1996    DECEMBER 31, 1995
                                                  -----------------    -----------------
Furniture, Fixtures & Equipment...............       $1,087,670           $  679,826
Leasehold Improvements........................          100,051               70,889
Computer Equipment............................          577,437              482,891
                                                     ----------           ----------
                                                      1,765,158            1,233,606
Less Accumulated Depreciation.................         (624,633)            (391,590)
                                                     ----------           ----------
     Fixed Assets, Net........................       $1,140,525           $  842,016
                                                     ==========           ==========

     The Company has entered into lease arrangements with Cargill Leasing Corporation, an affiliate of Cargill, for the sale and leaseback of certain of its furniture and equipment. These leases are accounted for as capital leases. The original cost of the equipment subject to the capital leases is $731,000. (See Footnote 14.)

(9) REPURCHASE FACILITY, NET

     The Company has entered into a financing arrangement, the object of which is to provide interim financing for the Contracts purchased. Contractually, the Repurchase Facility expires in July 1998; however,

                        ACC CONSUMER FINANCE CORPORATION
in January 1997, the Company entered into an agreement with Cargill that gives the Company the option to terminate the Repurchase Facility through May 31, 1997. (See Footnote 19.)

     Under the terms of the Repurchase Facility, the Company will sell Contracts to Cargill with an agreement to repurchase the Contracts. The repurchase is intended to occur concurrent with the sale of the Contracts. The Repurchase Facility requires Contracts to be held by a custodian and requires the Company to deposit borrower payments into restricted bank accounts. When the Contracts are repurchased from Cargill, the Company is obligated to pay Cargill a repurchase fee that is calculated as a percentage of the Contracts ranging from 2% to 0.5%, depending upon the cumulative amount of Contract dispositions. The Company is obligated to repurchase Contracts in the event that: (i) the Contracts do not conform to the terms of the Repurchase Facility, (ii) a breach of a representation or warranty has occurred or (iii) the Company has defaulted under the terms of the Repurchase Facility. In addition, the Repurchase Facility contains certain restrictive covenants that include, without limitation, achieving specific Contract purchase volumes. If these covenants are not met, a termination of the facility could occur. As of December 31, 1996, and 1995, management believes the Company was in compliance with such covenants. The parent company has guaranteed $5.0 million of the amount outstanding under the Repurchase Facility and the NIM Facility (included in Other Borrowings on the Consolidated Balance Sheet (See Footnote 11) in the event of a default under either facility.

     The Repurchase Facility balance is net of deferred costs of $186,000, and $310,000 as of December 31, 1996, and 1995, respectively. The interest rate on the Repurchase Facility is the one-month LIBOR, plus 3.25%. The relevant LIBOR was 5.5% as of December 31, 1996, and 5.7% as of December 31, 1995. In addition to amounts in the restricted cash accounts, advances on the Repurchase Facility were secured by Contracts aggregating approximately $23 million and $31 million as of December 31, 1996, and 1995, respectively. These amounts include $1.5 million and $642,000 of Contracts which were delivered, but not yet funded by Cargill, as of December 31, 1996, and 1995, respectively.

(10) SUBORDINATED NOTES, NET

     On November 18, 1996, the Company received net cash proceeds of $19.0 million from the issuance of the Notes in an underwritten public offering, after deducting the underwriting discount and issuance costs. The proceeds were used to repay borrowings under the NIM Facility (included in other borrowing on the consolidated balance sheets), partially repay borrowings under the Repurchase Facility and as other general working capital. Interest on the Notes is payable monthly commencing January 1, 1997, at an interest rate of 10.25% per annum, until December 1, 2003, when the entire $20 million principal is due in full. Interest expense, including amortization of underwriting discount and issuance costs, was $252,000 for the year ended December 31, 1996. The Company recognizes interest and amortization expenses related to the Notes using a method which approximates the effective interest method over the expected redemption period. The Notes are redeemable at the option of the Company after December 1, 1999. If the Company redeems the Notes prior to maturity, it will pay in cash a redemption price equal to the following percentages of the principal amount of the Notes redeemed, plus interest to the date fixed for redemption:

                     IF REDEEMED DURING                       REDEMPTION
                  THE 12 MONTHS BEGINNING:                      PRICE
                  ------------------------                    ----------
December 1, 1999............................................     104%
December 1, 2000............................................     102%
December 1, 2001 and thereafter.............................     100%

     The Notes are redeemable at the option of the holders in the event of the death of a holder (subject to certain individual and aggregate annual limitations) and in the event of a fundamental structural change in the Company or fundamental change of business as defined in the indenture pursuant to which the Notes were

                        ACC CONSUMER FINANCE CORPORATION
issued. The Notes are subordinated to certain existing and future indebtedness of the Company as defined in the indenture. The indenture requires the Company to comply with their covenants. Management believes that the Company was in compliance with these covenants at December 31, 1996.

     As of December 31, 1996, the $20 million outstanding principal balance of the Notes is reported net of unamortized underwriting discount and issuance costs of approximately $1.0 million.

(11) OTHER BORROWINGS

     In September 1995, the Company entered into the NIM Facility with Cargill, which is collateralized by the Subordinated Securities and the ESRs. (See Footnote 19.) The NIM Facility and the Repurchase Facility have cross-default and cross-collateralization clauses which state that the Company must be in compliance with all covenants relating to both agreements at all times. In November of 1996, the Company paid-off the entire outstanding balance with proceeds from the issuance of the Notes, but may draw on the facility as required to pay securitization costs and expenses. As of December 31, 1995, the Company had drawn $7.4 million under this facility. The interest rate on the NIM Facility is the one-month LIBOR, plus 7%. The Company also pays an annual commitment fee payable in four quarterly installments. The NIM Facility has a contractual maturity date of May 22, 1998. The NIM Facility is subject to certain restrictive covenants. If these covenants are not met, a termination of the facility could occur. As of December 31, 1996, and 1995, management believes the Company was in compliance with its covenants. In January 1997 (unaudited), the Company entered into an agreement changing certain terms of the NIM Facility and reducing the commitment amount to $10 million and reducing the annual fee to $100,000.

     The Company retired a bridge financing facility of $2.5 million with proceeds of the NIM Facility. The bridge financing facility had an interest rate of 12%.

(12) PREFERRED STOCK

     (a) Redeemable Preferred Stock

     Each outstanding share of redeemable Preferred Stock was converted into 23 shares of Common Stock in May 1996 when the Company completed the initial public offering of its Common Stock. In June 1996, $574,454 of dividends were paid to the holders of the redeemable Preferred Stock.

     The holders of the Series A, Series B and Series C Preferred Stock were entitled to receive cumulative dividends of 4%, 6% and 4%, respectively, of the stated value of the shares when and as declared by the Board of Directors. No dividends were to be paid prior to the earlier of: (i) July 15, 1998, (ii) 30 days following the Company's initial public offering or (iii) a liquidation of the Company. Upon liquidation, holders of the Preferred Stock were entitled to receive, in preference to any payment on the Common Stock, an amount equal to the stated value of the shares, plus any accrued and unpaid dividends. The Preferred Stock was redeemable, at the option of the holder, five years (for the Series A and Series C) or two years (for the Series B) from the date of issue at the stated value, plus accumulated dividends. Each share of redeemable Preferred Stock automatically converted into 23 shares of Common Stock upon the closing of the Company's initial public offering of its Common Stock.

                        ACC CONSUMER FINANCE CORPORATION

     The changes in redeemable Preferred Stock are as follows:

                                        SERIES A     SERIES B      SERIES C
                                       PREFERRED     PREFERRED     PREFERRED      TOTAL         TOTAL
                                         STOCK         STOCK         STOCK        SHARES       AMOUNT
                                       ----------    ---------    -----------    --------    -----------
Balance at June 30, 1994...........    $4,108,400    $      --    $        --     120,000    $ 4,108,400
Issuance of Series A Preferred.....       249,977           --             --       7,537        249,977
                                       ----------    ---------    -----------    --------    -----------
Balance at December 31, 1994.......     4,358,377           --             --     127,537      4,358,377
Issuance of Series B Preferred.....            --      749,970             --      11,538        749,970
Exercise of Warrants...............     1,170,702           --             --      35,294      1,170,702
                                       ----------    ---------    -----------    --------    -----------
Balance at December 31, 1995.......     5,529,079      749,970             --     174,369      6,279,049
Issuance of Series C Preferred.....            --           --      1,000,995       7,913      1,000,995
Conversion to Common Stock.........    (5,529,079)    (749,970)    (1,000,995)   (182,282)    (7,280,044)
                                       ----------    ---------    -----------    --------    -----------
Balance at December 31, 1996.......    $       --    $      --    $        --          --    $        --
                                       ==========    =========    ===========    ========    ===========

     (b) Blank Check Preferred Stock

     The Company's Certificate of Incorporation authorizes the issuance of 1,817,718 shares of Preferred Stock that have not been designated or issued (blank check preferred) and may be subject, without shareholder approval, to being issued in one or more series with such preferences, limitations and relative rights as are determined by the Board of Directors of the Company at the time of the issuance.

     (c) Warrants

     In July 1993, the Company issued to Cargill a warrant in connection with the Repurchase Facility for 35,294 shares of the Company's Series A redeemable Preferred Stock. The warrant entitled Cargill to acquire a like number of shares of Series A redeemable Preferred Stock for an exercise price in the range of $33.17 per share to $66.17 per share based upon the net book value per share of the Common Stock. The warrant was to expire on the earlier of: (i) July 15, 1999, (ii) the closing of an initial public offering or (iii) the termination of the Repurchase Facility by Cargill due to a material breach by Cargill. The warrant was fully exercised by Cargill in September 1995, at an exercise price of $33.17 per share.

                        ACC CONSUMER FINANCE CORPORATION

(13) FAIR VALUE OF FINANCIAL INSTRUMENTS

     The Company discloses estimated fair values for its financial instruments, as well as the methods and significant assumptions used to estimate fair values. The following information does not purport to represent the aggregate net fair value of the Company.

                                                DECEMBER 31, 1996             DECEMBER 31, 1995
                                            --------------------------    --------------------------
                                             CARRYING         FAIR         CARRYING         FAIR
                                               VALUE          VALUE          VALUE          VALUE
                                            -----------    -----------    -----------    -----------
Financial Instrument:
  Installment Contracts Held-for-Sale.....  $21,078,692    $21,888,000    $28,187,778    $29,518,000
  Installment Contracts
     Held-for-Investment..................    3,428,643      3,540,000        509,388        509,000
  Asset-Backed Securities:
     Held-to-Maturity.....................           --             --      3,910,080      4,251,000
     Available-for-Sale...................    7,832,174      7,832,000             --             --
  Excess Servicing Receivables............   15,573,618     17,297,000      5,590,878      5,753,000
  Repurchase Facility.....................   11,026,130     11,026,000     29,708,252     29,708,000
  Subordinated Notes Payable..............   19,196,110     19,196,000             --             --
  Other Borrowings........................           --             --      7,439,957      7,440,000
  Lease Liability.........................      332,259        353,000        519,486        569,000
  Hedge Liability.........................       44,000         44,000        223,000        223,000

     Installment Contracts Held-for-Sale

     The carrying value of Contracts held-for-sale represents the Company's cost basis in the Contracts. Also, since the Company intends to hold the Contracts for a relatively short period of time and then sell them through a securitization, typically at par, fair values of Contracts held-for-sale is estimated to be par value.

     Installment Contracts Held-for-Investment

     Estimates have been made, based on historical experience, of the value of the Contracts within the held-for-investment portfolio. The carrying value is reported net of an allowance for the probable losses on these Contracts and is a reasonable estimate of what management believes to be the fair value of the Contracts in this portfolio.

     Asset-Backed Securities Held-to-Maturity and Excess Servicing Receivables

     The fair values of the asset-backed securities held-to-maturity (elsewhere referred to as Subordinated Securities) and the ESRs are estimated by discounting future cash flows using credit and discount rates that the Company believes reflect the current market conditions and estimated credit, interest rate and prepayment risks associated with similar types of instruments.

     Asset-Backed Securities Available-for-Sale

     Asset-backed securities available-for-sale are valued based on current market conditions and estimated credit, interest rate and prepayment risks associated with similar types of instruments and, thus, the carrying value approximates fair value.

     Subordinated Notes

     As the Notes were issued in November 1996, the carrying value approximates the market value, given market prices and rates for similar debt with similar remaining terms as of December 31, 1996.

                        ACC CONSUMER FINANCE CORPORATION

     Repurchase Facility and Other Borrowings

     The carrying value approximates fair value as these facilities reprice frequently at market interest rates.

     Lease Liability

     The fair value of the lease liabilities is estimated by discounting the future cash obligations using a rate that the Company believes reflects the market interest rate for similar types of instruments.

     Hedge Liability

     The carrying value approximates fair value as this position refixes frequently at market rates. The fair value of the hedge position is based upon quoted market prices.

(14) COMMITMENTS AND CONTINGENCIES

     (a) Leases

     The Company leases office space, computers and other equipment under various operating leases. Future minimum rental payments on these operating leases are as follows:

                       YEAR ENDED
                      DECEMBER 31,
                      ------------
  1997...................................................  $  864,304
  1998...................................................     576,925
  1999...................................................     323,952
  2000...................................................     306,353
  2001...................................................     294,445
  Thereafter.............................................      69,963
                                                           ----------
  Total Payments.........................................  $2,435,942
                                                           ==========

     Total lease expense for the years ended December 31, 1996, and 1995, the Transition Period, and the Initial Fiscal Year was $696,000, $445,000, $134,000 and $103,000, respectively.

     The Company also leases furniture and equipment under various capital leases with a related party. The future minimum lease payments on these capital leases are as follows:

                        YEAR ENDED
                       DECEMBER 31,
                       ------------
  1997....................................................  $280,784
  1998....................................................   106,898
  Thereafter..............................................        --
                                                            --------
  Total Payments..........................................   387,682
  Less Amount Representing Interest.......................   (55,423)
                                                            --------
  Total Lease Liability...................................  $332,259
                                                            ========

     (b) Litigation

     The Company is subject to lawsuits which arise in the ordinary course of business. Management is of the opinion, based in part upon consultation with its counsel, that the liability to the Company, if any, arising from existing and threatened lawsuits would have no material adverse effect on the Company's financial position and results of operations.

                        ACC CONSUMER FINANCE CORPORATION

(15) INCOME TAXES

     The components of income tax expense for the year ended December 31, 1996, and 1995, the Transition Period and the Initial Fiscal Year are as follows:

                                                                                                     PERIOD FROM
                                                                                   SIX-MONTH        JULY 15, 1993
                                                                                  TRANSITION         (INCEPTION)
                                        YEAR ENDED           YEAR ENDED          PERIOD ENDED          THROUGH
                                     DECEMBER 31, 1996    DECEMBER 31, 1995    DECEMBER 31, 1994    JUNE 30, 1994
                                     -----------------    -----------------    -----------------    -------------
Current Income Taxes
  Federal........................       $1,371,000           $    12,000           $      --         $        --
  State..........................          556,000                23,000                  --                  --
                                        ----------           -----------           ---------         -----------
     Subtotal....................        1,927,000                35,000                  --                  --
Deferred Income Taxes
  Federal........................        1,437,000             1,171,000            (329,000)           (818,000)
  State..........................          450,000               361,000             (24,000)           (187,000)
                                        ----------           -----------           ---------         -----------
     Subtotal....................        1,887,000             1,532,000            (353,000)         (1,005,000)
Change in Valuation Allowance....               --            (1,358,000)            353,000           1,005,000
Taxes Allocated to Shareholders'
  Equity.........................         (122,000)                   --                  --                  --
                                        ----------           -----------           ---------         -----------
     Total.......................       $3,692,000           $   209,000           $      --         $        --
                                        ==========           ===========           =========         ===========

     A reconciliation of expected income taxes computed using the federal income tax rate of 34% to taxes actually provided is set forth as follows:

                                                                                                     PERIOD FROM
                                                                                   SIX-MONTH        JULY 15, 1993
                                                                                  TRANSITION         (INCEPTION)
                                        YEAR ENDED           YEAR ENDED          PERIOD ENDED          THROUGH
                                     DECEMBER 31, 1996    DECEMBER 31, 1995    DECEMBER 31, 1994    JUNE 30, 1994
                                     -----------------    -----------------    -----------------    -------------
Computed Expected Income Taxes...       $2,989,000           $ 1,250,000           $(337,000)        $  (880,000)
Change in Valuation Allowance,
  Net of (Utilization of)
  Non-Recognition of Net
  Operating
  Loss Carryforward..............               --            (1,358,000)            353,000             880,000
State Taxes, Net of Federal
  Benefit........................          664,000               339,000                  --                  --
Alternative Minimum Tax..........               --                12,000                  --                  --
Other............................           39,000               (34,000)            (16,000)                 --
                                        ----------           -----------           ---------         -----------
     Total Income Taxes..........       $3,692,000           $   209,000           $      --         $        --
                                        ==========           ===========           =========         ===========

                        ACC CONSUMER FINANCE CORPORATION

     Deferred income taxes result from the temporary differences between the tax basis of an asset or a liability and its reported amount in the consolidated balance sheets. The significant components that comprise deferred tax assets and liabilities at December 31, 1996, and 1995, are as follows:

                                                DECEMBER 31, 1996   DECEMBER 31, 1995
                                                -----------------   -----------------
Deferred Tax Assets:
  Allowance for Contract Losses...............     $   257,000         $   216,000
  Net Operating Loss Carryforwards............              --             452,000
  Amortization................................       1,029,000             245,000
  Depreciation................................         170,000             120,000
  State Tax Benefits..........................         392,000              45,000
  Other.......................................         193,000              25,000
                                                   -----------         -----------
       Total Gross Deferred Tax Assets........       2,041,000           1,103,000
Deferred Tax Liabilities:
  Gain on Securitization......................      (3,772,000)         (1,020,000)
  Deferred Contract Fees......................        (124,000)           (161,000)
  Unrealized Gain on Asset-Backed
     Securities...............................        (122,000)                 --
  Other.......................................         (84,000)            (96,000)
                                                   -----------         -----------
       Total Gross Deferred Tax Liabilities...      (4,102,000)         (1,277,000)
                                                   -----------         -----------
Net Deferred Tax Liability....................     $(2,061,000)        $  (174,000)
                                                   ===========         ===========

     Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize deferred tax assets existing at December 31, 1996, and 1995.

(16) 401(K) PLAN

     The Company adopted a defined contribution plan, pursuant to Internal Revenue Code Section 401(k), effective February 1, 1994. Eligible employees, generally those who have completed more than 90 days of service, may elect to contribute from 2% to 20% of their pre-tax compensation. Voluntary Company contributions to the plan are allocated based on 50% of the employee contributions up to $1,000 per calendar year. The plan may be terminated by the Company at any time. Employer contributions to the plan were approximately $58,000, $37,000, $25,000 and $14,000 for the year ended December 31, 1996, and
1995, the Transition Period and the Initial Fiscal Year.

(17) STOCK OPTION PLANS

     The Company's 1995 stock option plan (Employee Plan) covers 450,000 shares of Common Stock. The Employee Plan permits the grant of incentive stock options or non-qualified options to any employees of the Company. Incentive stock options may not have an exercise price of less than the fair market value of the Common Stock on the date of grant, except options granted to holders of more than 10% of the Company Common Stock may not have an exercise price of less than 110% of the fair market value of the Common Stock on the date of the grant. The Compensation Committee of the Board of Directors administers the Employee Plan and determines the employees who may participate, the amount of timing of each option grant and the vesting schedule for options. As of December 31, 1996, and 1995, stock options representing 511,338 and 442,500 shares of common stock, respectively, were outstanding.

     The Company's separate stock option plan for its non-employee Directors (Director Plan) covers 100,000 shares of Common Stock. The Director Plan provides for the award of non-qualified options, which expire five years from the date of grant, covering 20,000 shares of Common Stock to each non-employee director on the

                        ACC CONSUMER FINANCE CORPORATION
date of the plan's adoption and to any future elected or appointed non-employee director. Each of the options granted to the four current non-employee directors is at an exercise price of $7.25 per share. One-fourth of the option shares were vested on the date of grant and the balance will vest over the subsequent three years at a rate of one-third per year. Any future option grant will be at an exercise price equal to the fair market value of the Common Stock on the date of the grant. At December 31, 1996, stock options representing 80,000 shares of Common Stock were outstanding and 40,000 were vested.

     Had compensation cost for the Company's stock-based compensation plan been determined consistent with FASB No. 123, the Company's net income and earnings per share (EPS) would have been reduced to the pro forma amounts indicated below:

                                                                   YEAR ENDING         YEAR ENDING
                                                                DECEMBER 31, 1996   DECEMBER 31, 1995
                                                                -----------------   -----------------
Net income......................................  As Reported      $5,099,691          $3,466,355
                                                                   ==========          ==========
                                                    Pro Forma      $4,818,459          $3,445,542
                                                                   ==========          ==========
Primary EPS.....................................  As Reported      $     0.68          $     0.61
                                                                   ==========          ==========
                                                    Pro Forma      $     0.64          $     0.61
                                                                   ==========          ==========
Fully Diluted EPS...............................  As Reported      $     0.67          $     0.60
                                                                   ==========          ==========
                                                    Pro Forma      $     0.64          $     0.60
                                                                   ==========          ==========

     Pro forma net income reflects only options granted in 1996 and 1995. The full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net income amounts presented above because compensation cost is reflected over the options vesting period and compensation cost for options granted prior to January 1, 1995, is not considered.

     The per share weighted-average fair value of stock options granted during 1996 and 1995 was approximately $3.90. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: zero dividend yield, expected volatility of approximately 47%, risk-free interest rates of approximately 7% and an expected life of approximately six years.

     A summary of the status of the Company's employee and director stock option plans as of December 31, 1996, and 1995, and changes during the years ended on those dates is presented below.

                                           YEAR ENDED DECEMBER 31, 1996       YEAR ENDED DECEMBER 31, 1995
                                           -----------------------------      -----------------------------
                                           SHARES       WEIGHTED-AVERAGE      SHARES       WEIGHTED-AVERAGE
                                           (000'S)       EXERCISE PRICE       (000'S)       EXERCISE PRICE
                                           -------      ----------------      -------      ----------------
Outstanding at Beginning of Year.........  442,500           $ 7.25                --           $  --
Granted..................................   84,588             6.51           442,500            7.25
Exercised................................       --               --                --              --
Forfeited................................  (15,750)           (7.25)               --              --
                                           -------          -------           -------          ------
Outstanding at End of Year...............  511,338           $ 7.13           442,500           $7.25
                                           =======          =======           =======          ======

                        ACC CONSUMER FINANCE CORPORATION

     The following table summarizes information about employee stock options outstanding at December 31, 1996:

                 NUMBER OUTSTANDING     REMAINING      NUMBER EXERCISABLE AS
EXERCISE PRICE   AS OF DEC. 31, 1996   LIFE (YEARS)    OF DECEMBER 31, 1996
--------------   -------------------   ------------    ---------------------
    $7.25              426,750             8.9                113,354
    $6.60               61,088             9.1                     --
    $6.25               23,500             9.5                     --

(18) RELATED PARTY TRANSACTIONS

     During the year ended December 31, 1995, the Company entered into employment agreements with its three senior executives, which supersede previous agreements and extend through December 31, 1998. Additionally, the Company has other borrowings with shareholders as discussed in Footnotes 9 and 11 and capital lease arrangements with a related party as discussed in footnotes 8 and 14.

(19) SUBSEQUENT EVENTS (UNAUDITED)

     In January 1997, the Company announced that it had entered into an agreement with Cargill modifying the existing Repurchase Facility between the Company and Cargill. Under the terms of the agreement, the Company will have the right, at its option, to terminate the Repurchase Facility at any time through May 31, 1997, by providing Cargill with 14 days written notice and repaying the outstanding balance of the facility. In exchange for this early termination option, the Company issued Cargill 174,500 shares of unregistered Common Stock with a fair value of $10.88 per share as of the date of issuance. After issuance of these shares, Cargill's ownership of Company Common Stock increased to 13.4% from its current 11.6%. If the Company does not elect to exercise its right to terminate the Repurchase Facility, the market value of these shares will be credited against future repurchase fees that become due under the Repurchase Facility. If the Company elects to terminate the Repurchase Facility, the market value of the Common Stock issued to Cargill, as well as approximately $155,000 of capitalized expenses incurred in connection with the creation of the Repurchase Facility, will be written-off. Also included in this agreement is a modification of the NIM Facility (included in Other Borrowings on the Consolidated Balance Sheet) that reduced maximum borrowings from $15 million to $10 million.

                        ACC CONSUMER FINANCE CORPORATION

(20) QUARTERLY RESULTS (UNAUDITED)

     The following table sets forth certain unaudited quarterly operating results for the years ended December 31, 1996, and 1995. This information has been prepared on the same basis as the audited consolidated financial statements and includes all adjustments (which consist solely of normal recurring adjustments) necessary to present fairly the financial information of such periods.

                                                                             1996
                                              -------------------------------------------------------------------
                                                FIRST         SECOND        THIRD         FOURTH         YEAR
                                               QUARTER       QUARTER       QUARTER       QUARTER         ENDED
                                               -------       -------       -------       -------         -----
Net Interest Income.......................    $  931,468    $1,103,136    $1,294,713    $1,370,807    $ 4,700,124
Contract Losses...........................      (148,863)     (199,921)     (241,514)     (522,771)    (1,113,069)
Other Income:
  Servicing and Ancillary Fees............       848,879       962,868     1,476,779     1,626,142      4,914,668
  Gain on Sale of Contracts...............     2,901,586     3,683,023     3,830,825     4,771,455     15,186,889
                                              ----------    ----------    ----------    ----------    -----------
    Total Income..........................     4,533,070     5,549,106     6,360,803     7,245,633     23,688,612
Total Expenses............................     3,175,520     3,587,549     3,762,477     4,371,375     14,896,921
                                              ----------    ----------    ----------    ----------    -----------
Income Before Taxes.......................     1,357,550     1,961,557     2,598,326     2,874,258      8,791,691
Income Tax Provision......................       570,000       824,000     1,091,000     1,207,000      3,692,000
                                              ----------    ----------    ----------    ----------    -----------
    Net Income............................    $  787,550    $1,137,557    $1,507,326    $1,667,258    $ 5,099,691
                                              ==========    ==========    ==========    ==========    ===========
Fully-Diluted EPS.........................    $     0.13    $     0.16    $     0.18    $     0.20    $      0.67
                                              ==========    ==========    ==========    ==========    ===========
Weighted Average Common and Common Shares
  Outstanding.............................     6,295,655     7,166,818     8,346,834     8,369,897      7,588,476
                                              ==========    ==========    ==========    ==========    ===========

                                                                             1995
                                              -------------------------------------------------------------------
                                                FIRST         SECOND        THIRD         FOURTH         YEAR
                                               QUARTER       QUARTER       QUARTER       QUARTER         ENDED
                                               -------       -------       -------       -------         -----
Net Interest Income.......................    $1,287,048    $  793,393    $  860,408    $  391,505    $ 3,332,354
Contract Losses...........................      (221,725)      211,377      (289,842)     (373,612)      (673,802)
Other Income:
  Servicing and Ancillary Fees............        30,743       469,974       487,313       769,227      1,757,257
  Gain on Sale of Contracts...............            --     3,913,477     1,890,600     2,252,059      8,056,136
                                              ----------    ----------    ----------    ----------    -----------
    Total Income..........................     1,096,066     5,388,221     2,948,479     3,039,179     12,471,945
Total Expenses............................     1,614,598     2,535,003     2,178,475     2,468,514      8,796,590
                                              ----------    ----------    ----------    ----------    -----------
Income (Loss) Before Taxes................      (518,532)    2,853,218       770,004       570,665      3,675,355
Income Tax Provision (Benefit)............            --        35,000       282,380      (108,380)       209,000
                                              ----------    ----------    ----------    ----------    -----------
    Net Income (Loss).....................    $ (518,532)   $2,818,218    $  487,624    $  679,045    $ 3,466,355
                                              ==========    ==========    ==========    ==========    ===========
Fully-Diluted EPS.........................    $    (0.10)   $     0.49    $     0.08    $     0.11    $      0.60
                                              ==========    ==========    ==========    ==========    ===========
Weighted Average Common and Common Shares
  Outstanding.............................     5,298,717     5,697,427     5,835,593     6,110,479      5,737,258
                                              ==========    ==========    ==========    ==========    ===========

                        ACC CONSUMER FINANCE CORPORATION

                      CONDENSED CONSOLIDATED BALANCE SHEET

                                                              AT JUNE 30,
                                                                 1997
                                                              -----------
                                                              (UNAUDITED)
ASSETS
Cash and Cash Equivalents...................................  $ 2,067,441
Restricted Cash.............................................    2,934,638
Credit Enhancement Cash Reserves............................   13,120,594
Installment Contracts Held-for-Sale, net....................   40,239,260
Installment Contracts Held-for-Investment, net..............    2,294,302
Asset-Backed Securities Available-for-Sale..................    6,328,000
Excess Servicing Receivables, at fair value.................   23,041,000
Accounts Receivable.........................................    3,449,157
Interest Receivable.........................................      512,940
Fixed Assets, net...........................................    1,470,177
Repossessed Vehicles........................................      181,775
Prepaid Expenses............................................      580,117
Other Assets................................................      702,427
                                                              -----------
     Total Assets...........................................  $96,921,828
                                                              ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
Warehouse Facilities, net...................................  $32,676,451
Subordinated Notes, net.....................................   19,163,378
Amount Due to Bank..........................................    4,505,916
Lease Liability.............................................      222,007
Tax Liability...............................................    5,234,950
Accounts Payable and Accrued Liabilities....................    4,587,520
                                                              -----------
     Total Liabilities......................................   66,390,222
Shareholders' Equity:
Preferred Stock, $.001 Par Value, No Shares Issued and
  Outstanding...............................................           --
Common Stock, $.001 Par Value, Authorized 18,000,000 Shares;
  8,480,478 Shares Issued and Outstanding as of June 30,
  1997......................................................        8,481
Additional Paid-in-Capital..................................   21,660,467
Unrealized Gain on Securities, net..........................      891,480
Retained Earnings...........................................    7,971,178
                                                              -----------
     Total Shareholders' Equity.............................   30,531,606
Commitments and Contingencies
     Total Liabilities and Shareholders' Equity.............  $96,921,828
                                                              ===========

See accompanying notes to condensed unaudited consolidated financial statements.

                        ACC CONSUMER FINANCE CORPORATION

                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME

                                                                  SIX-MONTH PERIOD
                                                                   ENDED JUNE 30,
                                                              -------------------------
                                                                 1997          1996
                                                              -----------   -----------
                                                                     (UNAUDITED)
Interest Income
  Interest Income...........................................  $ 5,481,713   $ 4,284,417
  Interest Expense..........................................    2,878,551     2,249,813
                                                              -----------   -----------
       Net Interest Income..................................    2,603,162     2,034,604
Contract Losses
  Provision for Contract Losses.............................      481,196       348,784
                                                              -----------   -----------
       Net Interest Income after Provision for Contract
        Losses..............................................    2,121,966     1,685,820
Other Income
  Servicing and Ancillary Fees..............................    4,450,249     1,811,747
  Gain on Sale of Contracts.................................   12,736,139     6,584,609
                                                              -----------   -----------
       Total Other Income...................................   17,186,388     8,396,356
       Total Income.........................................   19,308,354    10,082,176
Expenses
  Personnel.................................................    5,782,724     3,841,537
  General and Administrative................................    3,278,492     1,740,961
  Servicing.................................................    1,549,771       758,109
  Occupancy and Equipment...................................      484,206       213,504
  Depreciation and Amortization.............................      285,580       208,958
                                                              -----------   -----------
       Total Expenses.......................................   11,380,773     6,763,069
  Income Before Taxes.......................................    7,927,581     3,319,107
  Income Tax Expense........................................    3,330,000     1,394,000
                                                              -----------   -----------
Income Before Extraordinary Loss............................    4,597,581     1,925,107
Extraordinary Loss on Extinguishment of Repurchase Facility,
  net of Tax Benefit........................................   (1,037,827)           --
                                                              -----------   -----------
       Net Income...........................................  $ 3,559,754   $ 1,925,107
                                                              ===========   ===========
Preferred Stock Dividends...................................           --      (116,818)
                                                              -----------   -----------
Net Income Available to Common Shareholders.................  $ 3,559,754   $ 1,808,289
                                                              ===========   ===========
Net Income per Common Share and Common Share Equivalent:
  Income Before Extraordinary Loss..........................  $      0.54   $      0.29
  Extraordinary Loss........................................        (0.12)           --
                                                              -----------   -----------
       Net Income...........................................  $      0.42   $      0.29
                                                              ===========   ===========
Shares Used in Computing Income per Common Share and Common
  Share Equivalent..........................................    8,523,623     6,724,938
                                                              ===========   ===========

See accompanying notes to condensed unaudited consolidated financial statements.

                        ACC CONSUMER FINANCE CORPORATION

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                   SIX-MONTH PERIOD
                                                                    ENDED JUNE 30,
                                                              --------------------------
                                                                  1997          1996
                                                              ------------   -----------
                                                                     (UNAUDITED)
Cash Flows from Operating Activities
  Net Income................................................  $  3,559,754   $ 1,925,107
  Adjustments to Reconcile Net Income to Net Cash Used in
    Operating Activities:
    Gain on Sale of Contracts...............................   (12,736,139)   (6,584,609)
    Amortization and Depreciation...........................     5,278,532     2,543,055
    Provision for Contract Losses...........................       481,196       348,784
    Deferred Acquisition Expenses...........................    (1,749,080)     (707,080)
    Non-cash Fee Paid Upon Extinguishment of Repurchase
      Facility..............................................     1,789,357            --
  Changes in Operating Assets:
    Net (Increase) Decrease in Contracts Held for Sale......   (14,066,164)    2,404,376
    Net Cash Deposited into Restricted Accounts.............    (6,140,759)   (2,172,185)
    Interest Receivable.....................................      (188,051)       92,098
    Accounts Receivable.....................................      (219,224)   (4,594,148)
    Other Assets............................................      (401,342)     (121,142)
    Prepaid Expenses........................................      (256,988)      199,874
  Changes in Operating Liabilities:
    Accounts Payable and Accrued Liabilities................     2,718,445     2,315,516
                                                              ------------   -----------
       Net Cash Used in Operating Activities................   (21,930,463)   (4,350,354)
Cash Flows from Investing Activities
  Net Increase in Contracts Held for Investment.............    (1,914,830)     (437,392)
  Principal Paydowns of Asset Backed Securities.............     1,727,870     1,018,190
  Proceeds from Liquidation of Repossessed Automobiles......       870,375     1,320,400
  Purchases of Fixed Assets, net............................      (599,607)     (303,911)
                                                              ------------   -----------
       Net Cash Provided by Investing Activities............        83,808     1,597,287
Cash Flows from Financing Activities
  Net Increase (Decrease) in Warehouse Facility Balance.....    21,389,412    (6,171,990)
  Increase in Other Borrowing...............................            --     1,948,439
  Repayment of Other Borrowing..............................            --    (7,000,000)
  Net Decrease in Capital Leases............................      (110,252)      (88,032)
  Increase in Amount Due to Bank............................     1,435,463     1,075,980
  Net Proceeds from Exercise of Employee Stock Options......        97,875            --
  Net Proceeds from Issuance of Common Stock................            --    12,540,509
  Net Proceeds from Issuance of Preferred Stock.............            --     1,000,995
  Payment of Preferred Stock Dividends......................            --      (574,454)
                                                              ------------   -----------
       Net Cash Provided by Financing Activities............    22,812,498     2,731,447
Increase (Decrease) in Cash and Cash Equivalents............       965,843       (21,620)
Cash and Cash Equivalents at Beginning of Period............     1,101,598       120,672
                                                              ------------   -----------
Cash and Cash Equivalents at End of Period..................  $  2,067,441   $    99,052
                                                              ============   ===========
Supplemental Disclosure
  Interest Paid.............................................  $  1,793,654   $ 2,087,757
  Taxes Paid................................................  $  1,155,400   $   349,831
  Unrealized Gain on Asset-Backed Securities and Excess
    Servicing Receivables, at Fair Value....................  $  1,247,078   $        --
  Non-cash Conversion of Preferred Stock....................  $         --   $ 7,280,044
  Non-cash Issuance of Common Stock.........................  $  1,613,776   $        --
  Transfers of Contracts:
    Held-for-Sale to Asset Backed Securities................  $         --   $ 3,631,000
    Held-for-Investment to Repossessed Automobiles..........  $    754,585   $ 1,248,256
    Held-for-Investment to Held-for-Sale....................  $  2,746,544   $   986,196
    Held-for-Sale to Held-for-Investment....................  $    933,154   $ 1,857,286

See accompanying notes to condensed unaudited consolidated financial statements.

                        ACC CONSUMER FINANCE CORPORATION

        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
             FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 1997 AND 1996

(1) NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a) Basis of Presentation

     The consolidated financial statements include the accounts of ACC Consumer Finance Corporation (ACC) and its wholly-owned subsidiaries, OFL-A Receivables Corp. (OFL-A), ACC Receivables Corp. (Receivables), ACC Funding Corp. (Funding), ACC Liquidity, LLC (Liquidity), and Accent Financial Services Corp. (Accent) (collectively, the Company). All material intercompany accounts and transactions have been eliminated. The consolidated financial statements as of June 30, 1997, and for the six-month periods ended June 30, 1997, and 1996, are unaudited and reflect all adjustments (consisting of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the financial position and operating results in the interim periods. The consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto for the year ended December 31, 1996. The results of operations for the six-month period ended June 30, 1997, are not necessarily indicative of the results of the entire year ending December 31, 1997.

     (b) New Accounting Pronouncements

     In June 1996, the FASB issued Statement of Financial Accounting Standards
(SFAS) No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities". Beginning January 1, 1997, the Company adopted SFAS No. 125 and recorded its Excess Servicing Receivables (ESRs) and other retained interests at fair value. An adjustment to the ESRs carrying value of $1.2 million was included in shareholders' equity as unrealized gains, net of tax.

(2) INSTALLMENT CONTRACTS HELD-FOR-SALE

     Installment Contracts held-for-sale are summarized as follows:

                                                              JUNE 30, 1997
                                                              -------------
Principal Balance...........................................    $41,891,045
Purchase Discount...........................................     (2,448,851)
Net Deferred Expenses.......................................        767,368
Unrealized Hedge Losses.....................................         29,698
                                                                -----------
                                                                $40,239,260
                                                                ===========

     In addition to the Contracts owned by the Company, the Company serviced $351 million of Contracts for others as of June 30, 1997. The Company services Contracts for borrowers residing in approximately 40 states, with the largest concentrations of Contracts in California, Florida, Georgia, Pennsylvania, and Texas. An economic slowdown or recession or a change in the regulatory or legal environment in one or more of these states could have a material adverse effect on the performance of the Company's existing servicing portfolio and on its Contract purchases.

(3) INSTALLMENT CONTRACTS HELD-FOR-INVESTMENT

     Installment Contracts held-for-investment represent Contracts that are ineligible for sale (primarily due to their delinquent status) or represent Contracts which management has no present intention to sell. Included in installment Contracts held-for-investment are performing Contracts which are pledged in connection with

                        ACC CONSUMER FINANCE CORPORATION

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                           (UNAUDITED) -- (CONTINUED)

the ACC Auto Grantor Trust 1996-D Transaction. The principal balance of these pledged Contracts was $2.6 million as of June 30, 1997. The Contracts held-for-investment are comprised of the following:

                                                              JUNE 30, 1997
                                                              -------------
Principal Balance...........................................   $2,807,256
Purchase Discount...........................................     (133,807)
Net Deferred Expenses.......................................       33,853
Allowance for Contract Losses...............................     (413,000)
                                                               ----------
                                                               $2,294,302
                                                               ==========

(4) EXCESS SERVICING RECEIVABLES

     The Company has created ESRs as a result of the sale of Contracts in the securitization transactions. ESRs are determined by computing the present value of the excess of the weighted average coupon on the Contracts sold (ranging from 19.77% to 20.62%) over the sum of: (i) the coupon on the asset-backed securities (ranging from 5.95% to 7.03%), (ii) a base servicing fee paid to the Company (ranging from 3.00% to 3.15%) and (iii) the net charge-offs expected to be incurred on the portfolio of Contracts sold. For purposes of the projection of the excess servicing cash flows, the Company has assumed that net charge-offs (including accrued interest) will approximate a percentage in the range of 11.5% to 13.0% of the original principal of the Contracts sold, over the life of the portfolio. Further, the Company used an estimated average Contract life ranging from 1.5 to 1.8 years. The cash flows expected to be received by the Company, before expected losses, are then discounted at a market interest rate that the Company believes an unaffiliated third-party purchaser would require as a rate of return on such a financial instrument. Expected losses are discounted using a risk-free rate equivalent to the rate earned on securities rated AAA/Aaa or better with a duration similar to the duration estimated for the underlying Contracts. This currently results in an effective overall discount rate of approximately 15% to 17% on an annualized basis, depending on the age of the securitization transaction. The excess servicing cash flows are only available to the Company to the extent that there is no impairment of the credit enhancements established at the time the Contracts are sold. ESRs are amortized using the interest method and are offset against servicing and ancillary fees. To the extent that the actual future performance results are different from the estimated excess cash flows, the ESRs will be adjusted on a quarterly basis with corresponding adjustments made to income.

     A summary of the activity in ESRs is as follows:

                                                                SIX-MONTH
                                                              PERIOD ENDED
                                                              JUNE 30, 1997
                                                              -------------
Beginning Balance...........................................   $15,573,618
  Additions from Securitizations............................    11,218,000
  Amortization of Excess Servicing..........................    (5,000,000)
  Unrealized Gain...........................................     1,249,382
                                                               -----------
Ending Balance..............................................   $23,041,000
                                                               ===========

     In connection with the valuation of ESRs, the Company projects losses in the pool of Contracts which effectively represents the estimated undiscounted recourse loss allowance offset against the ESRs. As of June 30, 1997, the estimated undiscounted recourse loss allowance embedded in the ESRs, excluding accrued interest, was $31.6 million. This recourse loss allowance represents 9.0% of the Contracts serviced for others as of June 30, 1997.

                        ACC CONSUMER FINANCE CORPORATION

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                           (UNAUDITED) -- (CONTINUED)

(5) WAREHOUSE FACILITIES, NET

     The Company has entered into financing arrangements, the object of which is to provide financing for the Contracts during the interim period between purchase of the Contracts and the sale of those Contracts in asset-backed securities. As of March 31, 1997, the Company's primary warehouse facility was a commercial paper backed facility sponsored by Credit Suisse First Boston (CSFB) (the CP Facility). Prior to March 31, 1997, the Company's primary financing facility was the Repurchase Facility with Cargill Financial Services Corporation (Cargill).

     (a) Commercial Paper-Backed Facility

     On March 27, 1997, the Company entered into a $100 million warehouse facility. The lenders are CSFB and a commercial paper conduit and the borrower is Liquidity, a newly-formed Delaware limited liability company, wholly-owned by special purpose subsidiaries of ACC. The facility is secured by Contracts pledged by Liquidity (purchased in a true sale from OFL-A or ACC) and is guaranteed by Financial Securities Assurance Corp. (FSA). The facility bears interest at the weighted average interest rate of the commercial paper conduit lender plus commissions and expenses, repriced daily, unless the lenders, in their sole discretion, determine in good faith that the commercial paper rate is unavailable or not desirable and apply a bank rate equal to the Euro-Dollar rate plus 75 basis points. The interest rate on the CP Facility was 5.7% and the outstanding balance was $32.9 million as of June 30, 1997.

     Advances under the CP Facility are limited to the borrowing base. The borrowing base is calculated under a formula that takes into account, among other factors, the principal balance of the eligible Contracts pledged under the facility, the current interest rate for US Treasury securities with a 21-month remaining term or the one-month LIBOR, which ever is greater, and the weighted average coupon rate of the Contracts pledged under the facility. The borrowing base cannot exceed 93% of the principal balance of eligible Contracts. The CP Facility requires the borrower to do a take out financing within four months of the closing of the CP Facility and at least once each six months thereafter. Additionally, prior to September 1997, the Company is obligated to secure an additional warehouse facility from another lender, with a minimum line of credit of $50 million. The Company is in the process of procuring a second warehouse line.

     The events of default under the CP Facility include a downgrade of the claims paying ability of FSA by S&P or Moody's, the average delinquency rate on the Contracts pledged in connection with the facility exceeding 2.5% during the preceding four months or the occurrence of a servicer event of default. A servicer event of default includes: (i) total delinquencies as a percentage of the Company's servicing portfolio in excess of 8% during the preceding three months and (ii) annualized net charge-offs as a percentage of the average servicing portfolio in excess of 7% during the preceding six months. The lenders have the right to replace ACC as the servicer upon the occurrence of a servicer event of default. In addition, the CP Facility contains certain covenants. If these covenants are not met, a termination of the facility could occur. As of June 30, 1997, management believes the Company was in compliance with all such covenants.

     (b) Repurchase Facility

     Prior to March 31, 1997 Cargill financed 100% of the purchase-price of the Contracts under the Repurchase Facility. The interest rate on the Repurchase Facility was the one-month LIBOR, plus 3.25%. Under the terms of the Repurchase Facility, the Company would sell Contracts to Cargill with an agreement to repurchase the Contracts. The repurchase was intended to occur concurrent with the sale of the Contracts. When the Contracts were repurchased from Cargill, the Company was obligated to pay Cargill a repurchase fee approximating 2% of the Contracts.

     In January 1997, the Company entered into an agreement with Cargill that gave the Company the option to extinguish the Repurchase Facility through May 31, 1997. In exchange for this early extinguishment option,

                        ACC CONSUMER FINANCE CORPORATION

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                           (UNAUDITED) -- (CONTINUED)

the Company issued Cargill 174,500 shares of unregistered Common Stock. Also included in this agreement was a modification of the NIM Facility that reduced maximum borrowings from $15 million to $10 million. The Company exercised this option and extinguished the Repurchase Facility on March 31, 1997. The Company recognized an extraordinary loss of approximately $1.0 million in connection with this extinguishment, which equals the fair value of the shares issued to Cargill and certain unamortized debt issuance costs, net of tax.

(6) SUBSEQUENT EVENT

     On August 24, 1997, the Company announced that it had signed a definitive agreement to be purchased by Household International, subject to regulatory and shareholder approval. Household International will pay $22 for each ACC share in the form of not less than $2.00 nor more than $4.00 in cash and the remainder in Household International stock.

                                                                         ANNEX A

                          AGREEMENT AND PLAN OF MERGER
                          DATED AS OF AUGUST 24, 1997
                                  BY AND AMONG
                         HOUSEHOLD INTERNATIONAL, INC.,
                           HOUSEHOLD AUTO CORPORATION
                                      AND
                        ACC CONSUMER FINANCE CORPORATION

                               TABLE OF CONTENTS

                                                                                         PAGE
                                                                                         ----

ARTICLE I
  DEFINITIONS..........................................................................   A-6
     SECTION 1.1           Definitions.................................................   A-6
ARTICLE II
  THE MERGER...........................................................................  A-10
     SECTION 2.1           The Merger..................................................  A-10
     SECTION 2.2           Effective Time of the Merger................................  A-10
     SECTION 2.3           Closing.....................................................  A-10
     SECTION 2.4           Effects of the Merger.......................................  A-10
     SECTION 2.5           Certificate of Incorporation and By-Laws....................  A-10
     SECTION 2.6           Directors...................................................  A-11
     SECTION 2.7           Officers....................................................  A-11
ARTICLE III
  CONVERSION OF SHARES.................................................................  A-11
     SECTION 3.1           Conversion of Capital Stock of Merger Sub...................  A-11
     SECTION 3.2           Conversion of Capital Stock of Garage.......................  A-11
     SECTION 3.3           Exchange of Certificates....................................  A-12
     SECTION 3.4           Dividends, Fractional Shares, Etc...........................  A-13
     SECTION 3.5           Garage Stock Options........................................  A-14
     SECTION 3.6           Tax Treatment...............................................  A-14
     SECTION 3.7           Appraisal Rights............................................  A-15
ARTICLE IV
  REPRESENTATIONS AND WARRANTIES OF GARAGE.............................................  A-15
     SECTION 4.1           Organization and Qualifications; Subsidiaries...............  A-15
     SECTION 4.2           Certificate of Incorporation and Bylaws.....................  A-15
     SECTION 4.3           Capitalization..............................................  A-15
     SECTION 4.4           Authority Relative to This Agreement........................  A-16
                           No Conflict; Required Filings and Consents; Certain
     SECTION 4.5           Contracts...................................................  A-16
     SECTION 4.6           Compliance..................................................  A-17
     SECTION 4.7           SEC Reports and Financial Statements........................  A-17
     SECTION 4.8           Absence of Certain Changes or Events........................  A-17
     SECTION 4.9           Litigation..................................................  A-17
     SECTION 4.10          Intentionally Omitted.......................................  A-18
     SECTION 4.11          Employee Benefit Plans......................................  A-18
     SECTION 4.12          Labor.......................................................  A-19
     SECTION 4.13          Insurance...................................................  A-19
     SECTION 4.14          Brokers.....................................................  A-19
     SECTION 4.15          Taxes.......................................................  A-19
     SECTION 4.16          Environmental Matters.......................................  A-20
     SECTION 4.17          Loans.......................................................  A-20
     SECTION 4.18          Intellectual Property.......................................  A-21
     SECTION 4.19          Books and Records...........................................  A-21
     SECTION 4.20          Transactions with Affiliates................................  A-21
     SECTION 4.21          Opinion of Financial Advisor................................  A-21
     SECTION 4.22          Reliance....................................................  A-21
     SECTION 4.23          Disclosure..................................................  A-21

                                                                                         PAGE
                                                                                         ----
ARTICLE V
  REPRESENTATIONS AND WARRANTIES OF HOME AND MERGER SUB................................  A-22
     SECTION 5.1           Organization and Qualifications; Subsidiaries...............  A-22
     SECTION 5.2           Charter and Bylaws..........................................  A-22
     SECTION 5.3           Capitalization..............................................  A-22
     SECTION 5.4           Authority Relative to This Agreement........................  A-22
     SECTION 5.5           No Conflict; Required Filings and Consents..................  A-22
     SECTION 5.6           Compliance..................................................  A-23
     SECTION 5.7           SEC Reports and Financial Statements........................  A-23
     SECTION 5.8           Absence of Certain Changes or Events........................  A-24
     SECTION 5.9           Litigation..................................................  A-24
     SECTION 5.10          Intentionally Omitted.......................................  A-24
     SECTION 5.11          Insurance...................................................  A-24
     SECTION 5.12          Brokers.....................................................  A-24
     SECTION 5.13          Taxes.......................................................  A-24
     SECTION 5.14          Reliance....................................................  A-25
     SECTION 5.15          Financial Capability........................................  A-25
     SECTION 5.16          Disclosure..................................................  A-25
ARTICLE VI
  COVENANTS............................................................................  A-25
     SECTION 6.1           Notification of Certain Matters.............................  A-25
                           Further Action, Reasonable Efforts; Consents and
     SECTION 6.2           Approvals...................................................  A-25
     SECTION 6.3           Conduct of Business of Garage Pending the Closing...........  A-25
     SECTION 6.4           Conduct of Business of Home Pending the Closing.............  A-27
     SECTION 6.5           Access to Information.......................................  A-27
     SECTION 6.6           No Solicitation.............................................  A-27
     SECTION 6.7           Stockholder Meeting.........................................  A-28
                           Registration Statements and Joint Proxy
     SECTION 6.8           Statement/Prospectus........................................  A-28
     SECTION 6.9           Letters of Accountants......................................  A-29
     SECTION 6.10          Intentionally Omitted.......................................  A-29
     SECTION 6.11          Public Announcements........................................  A-29
     SECTION 6.12          Blue Sky....................................................  A-30
     SECTION 6.13          NYSE Listing................................................  A-30
     SECTION 6.14          Affiliates..................................................  A-30
                           Indemnification with Respect to the Registration
     SECTION 6.15          Statement...................................................  A-30
     SECTION 6.16          Directors' and Officers' Indemnification and Insurance......  A-31
     SECTION 6.17          Employee Matters............................................  A-32
     SECTION 6.18          Tax-Free Reorganization.....................................  A-32
     SECTION 6.19          Form S-8....................................................  A-32
ARTICLE VII
  CONDITIONS TO THE MERGER.............................................................  A-32
                           Conditions to Each Party's Obligation to Effect the
     SECTION 7.1           Merger......................................................  A-32
     SECTION 7.2           Conditions to Obligations of Garage to Effect the Merger....  A-33
                           Conditions to Obligations of Home and Merger Sub to Effect
     SECTION 7.3           the Merger..................................................  A-33
ARTICLE VIII
  TERMINATION, WAIVER, AMENDMENT AND CLOSING...........................................  A-34
     SECTION 8.1           Termination.................................................  A-34
     SECTION 8.2           Effect of Termination.......................................  A-35
     SECTION 8.3           Amendment or Supplement.....................................  A-35
     SECTION 8.4           Extension of Time, Waiver, Etc..............................  A-35
     SECTION 8.5           Termination Fee.............................................  A-35

                                                                                         PAGE
                                                                                         ----
ARTICLE IX
  MISCELLANEOUS........................................................................  A-36
     SECTION 9.1           Governing Law...............................................  A-36
     SECTION 9.2           Entire Agreement............................................  A-36
     SECTION 9.3           Modification; Waiver........................................  A-36
     SECTION 9.4           Notices.....................................................  A-36
     SECTION 9.5           Expenses....................................................  A-37
     SECTION 9.6           Assignment..................................................  A-37
     SECTION 9.7           No Survival.................................................  A-37
     SECTION 9.8           Severability................................................  A-37
     SECTION 9.9           Successors and Assigns; Third Parties.......................  A-37
     SECTION 9.10          Counterparts................................................  A-37
     SECTION 9.11          Interpretation; References..................................  A-37
     SECTION 9.12          Dispute Resolution and Jurisdiction.........................  A-38
     SECTION 9.13          Exhibits and Schedules......................................  A-38
     SECTION 9.14          Attorneys' Fees.............................................  A-38
     SECTION 9.15          Waiver of Jury Trial........................................  A-38
     SECTION 9.16          Further Assurances..........................................  A-38
     SECTION 9.17          Negotiation of Agreement....................................  A-38

                              DISCLOSURE SCHEDULES

Schedule 4.1    --   Subsidiary
Schedule 4.5    --   Conflicts
Schedule 4.6    --   Compliance
Schedule 4.8    --   Absence of Certain Changes or Events
Schedule 4.9    --   Litigation
Schedule 4.11   --   Employee Benefit Plans
Schedule 4.12   --   Labor
Schedule 4.13   --   Insurance
Schedule 4.14   --   Brokers
Schedule 4.17   --   Loans
Schedule 4.20   --   Transactions with Affiliates
Schedule 6.3    --   Conduct of Business of Garage Pending the Closing
Schedule 6.16   --   Directors' and Officers' Indemnification and Insurance

                                    EXHIBITS

Exhibit A   --   Form of Rule 145 Affiliate Agreement
                 Form of Legal Opinion of J. W. Blenke, Counsel to Home and
Exhibit B   --   Merger Sub
                 Form of Legal Opinion of Cooley Godward LLP, Counsel to
Exhibit C   --   Garage
Exhibit D   --   Forms of Stockholder Agreements
Exhibit E   --   Form of Management Stockholder Agreement
Exhibit F   --   Form of Tax Representation Letters

                          AGREEMENT AND PLAN OF MERGER

     AGREEMENT AND PLAN OF MERGER, dated as of August 24, 1997 (the "Agreement"), by and among HOUSEHOLD INTERNATIONAL, INC., a Delaware corporation ("Home"), HOUSEHOLD AUTO CORPORATION, a Delaware corporation and a wholly-owned subsidiary of Home ("Merger Sub"), and ACC CONSUMER FINANCE CORPORATION, a Delaware corporation ("Garage").

     WHEREAS, Home, Merger Sub and Garage have determined that the merger of Merger Sub with and into Garage on the terms set forth herein (the "Merger"), with Garage surviving as a wholly-owned subsidiary of Home, is advisable and in the best interests of their respective corporations and stockholders and have approved this Agreement;

     WHEREAS, to satisfy a condition to Home entering into this Agreement and incurring the obligations set forth herein, concurrently with the execution and delivery of this Agreement, certain stockholders of Garage have entered into Stockholder Agreements with Home pursuant to which such stockholders have agreed, on the terms and subject to conditions thereof, to vote certain of their shares of Garage Common Stock;

     WHEREAS, to satisfy a condition to Home entering into this Agreement and incurring the obligations set forth herein, concurrently with the execution and delivery of this Agreement, certain management stockholders of Garage have entered into a Management Stockholder Agreement with Home pursuant to which such stockholders have agreed, on the terms and subject to conditions thereof, to vote certain of their shares of Garage Common Stock;

     WHEREAS, by executing this Agreement, the parties intend to adopt a plan of reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended.

     NOW, THEREFORE, in consideration of the mutual representations, warranties and agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound hereby, agree as follows:

                                   ARTICLE I

                                  DEFINITIONS

     SECTION 1.1 Definitions. The capitalized terms used in this Agreement and not otherwise defined shall have the following meanings (unless the context otherwise requires, such capitalized terms shall include the singular and plural and the conjunctive and disjunctive forms of the terms defined):

     "Acquisition Proposal" shall have the meaning set forth in Section 6.6.

     "Benefit Arrangement" shall mean any benefit arrangement, obligation, custom, or practice to provide benefits, other than salary, as compensation for services rendered, to present or former directors, employees, agents, or independent contractors, other than any obligation, arrangement, custom or practice that is a Benefit Plan, including, without limitation, employment agreements, severance agreements, executive compensation arrangements, including but not limited to stock options, restricted stock rights and performance unit awards, incentive programs or arrangements, sick leave, vacation pay, severance pay policies, plant closing benefits, salary continuation for disability, consulting, or other compensation arrangements, workers' compensation, retirement, deferred compensation, bonus, stock purchase, hospitalization, medical insurance, life insurance, tuition reimbursement or scholarship programs, employee discounts, employee loans, employee banking privileges, any plans subject to Section 125 of the Code, and any plans providing benefits or payments in the event of a change of control, change in ownership, or sale of a substantial portion (including all or substantially all) of the assets of any business or portion thereof, in each case with respect to any present or former employees, directors, or agents. Benefit Arrangements exclude any employment agreements that would, by their terms, terminate on or before the Closing Date and those that could be terminated immediately after the Closing Date without additional expense to the Garage Companies.

     "Benefit Plan" shall have the meaning given in Section 3(3) of ERISA and shall include comparable plans subject to the laws of foreign countries.

     "Blue Sky Laws" shall have the meaning set forth in Section 4.5.

     "Business Day" shall mean any day other than a Saturday, a Sunday or a day on which banking institutions in Chicago, Illinois or New York City, New York are not required to be open.

     "Cash Consideration" shall mean (a) the aggregate cash component of the Merger Consideration determined by Home in accordance with Section 3.2(a) and
Section 3.2(c) of this Merger Agreement plus (b)(x) the number of Dissenting Shares multiplied by (y) $22 per share. For purposes of making the foregoing calculation, Dissenting Shares shall be determined as of the Effective Time.

     "Certificate of Merger" shall have the meaning set forth in Section 2.2.

     "Certificates" shall have the meaning set forth in Section 3.2.

     "Claim" shall have the meaning set forth in Section 6.16.

     "Closing" shall have the meaning set forth in Section 2.3.

     "Closing Date" shall have the meaning set forth in Section 2.3.

     "Code" shall mean the Internal Revenue Code of 1986, as amended.

     "Confidential Information" shall have the meaning set forth in Section 6.5.

     "Consents" shall have the meaning set forth in Section 6.2.

     "Contract" shall mean, with respect to any Person, any note, bond, indenture, lease, license, permit, franchise, deed of trust, mortgage, loan agreement or other document, instrument, obligation or agreement, oral or written, to which such Person or any of its subsidiaries is a party or by which any of them or their assets or properties is bound or affected.

     "DGCL" means the General Corporation Law of the State of Delaware.

     "Dissenting Shares" shall have the meaning set forth in Section 3.7.

     "Effective Day" shall mean the day on which the Effective Time occurs.

     "Effective Time" shall have the meaning set forth in Section 2.2.

     "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended (including without limitation any successor act), and the rules and regulations promulgated thereunder.

     "ERISA Affiliate" shall mean any Person that together with any of the Garage Companies would be or was at any time treated as a single employer under
Section 414 of the Code or Section 4001 of ERISA and any general partnership of which any of the Garage Companies is or has been a general partner.

     "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

     "Exchange Agent" shall have the meaning set forth in Section 3.3.

     "Exchange Ratio" shall have the meaning set forth in Section 3.2.

     "GAAP" shall mean generally accepted accounting principles.

     "Garage 1995 Option Plan" shall have the meaning set forth in Section 3.5.

     "Garage Benefit Arrangement" shall mean any Benefit Arrangement sponsored or maintained by the Garage Companies or with respect to which any of the Garage Companies has or may have any liability (whether actual, contingent, with respect to any of its assets or otherwise), in each case with respect to any present or former directors, employees, or agents of the Garage Companies.

     "Garage Common Stock" shall mean the common stock, par value, $.001 per share, of Garage.

     "Garage Companies" shall mean Garage and any subsidiary of Garage that currently has or previously had employees.

     "Garage Directors' Option Plan" shall have the meaning set forth in Section 3.5.

     "Garage Financial Advisor" shall have the meaning set forth in Section
4.14.

     "Garage Meeting" shall have the meaning set forth in Section 6.7.

     "Garage Option Plans" shall mean the Garage 1995 Option Plan and the Garage Directors' Option Plan.

     "Garage Plan" shall mean any Benefit Plan for which any of the Garage Companies is the "plan sponsor" (as defined in Section 3(16)(B) of ERISA) or any Benefit Plan maintained by any of the Garage Companies or to which any of the Garage Companies is obligated to make payments, in each case with respect to any present or former employees of the Garage Companies. Garage Plan shall include any Qualified Plan terminated within the preceding six years.

     "Garage SEC Reports" shall have the meaning set forth in Section 4.7.

     "Garage Stock Options" shall have the meaning set forth in Section 3.5.

     "Garage Stockholder Approval" shall have the meaning set forth in Section 6.7.

     "Governmental Authority" shall mean any government or any agency, bureau, board, commission, court, judicial or quasi-judicial body, department, authority, official, political subdivision, tribunal or other instrumentality of any government, whether Federal, state or local, domestic or foreign.

     "Home Common Stock" shall mean Common Stock, par value $1.00 per share, of Home.

     "Home Registration Statement" shall have the meaning set forth in Section 6.8.

     "Home SEC Reports" shall have the meaning set forth in Section 5.7.

     "Home Stock Plans" shall have the meaning set forth in Section 5.3.

     "HSR Act" shall have the meaning set forth in Section 4.5.

     "IRS" shall mean the United States Internal Revenue Service or any successor agency.

     "Indemnified Officers/Directors" shall have the meaning set forth in
Section 6.16.

     "Indemnified Party" shall have the meaning set forth in Section 6.15.

     "Indemnifying Party" shall have the meaning set forth in Section 6.15.

     "Intellectual Property" shall have the meaning set forth in Section 4.18.

     "Law" shall mean any law, statute, rule, regulation, ordinance, decree or order of any Governmental Authority.

     "Lien" shall mean any mortgage, pledge, assessment, security interest, lease, sublease, lien, adverse claim, levy, charge, option, right of others or restriction (whether on voting, sale, transfer, disposition or otherwise) or other encumbrance of any kind, whether imposed by agreement, understanding, law or equity, or any conditional sale contract, title retention contract or other contract to give or to refrain from giving any of the foregoing.

     "Loans" shall have the meaning set forth in Section 4.17.

     "Losses" shall have the meaning set forth in Section 6.16.

     "Management Stockholder Agreement" shall mean an agreement among certain stockholders of Garage and Home in the form attached hereto as Exhibit E.

     "Material Adverse Effect" shall mean, with respect to any Person, a material adverse effect on (i) the validity or enforceability of this Agreement,
(ii) the ability of such Person to perform its obligations under this

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

Agreement or (iii) the business, assets, condition or results of operations of the Person and its subsidiaries, taken as a whole; provided, however, that any adverse change, event or effect that is proximately caused (i) by conditions affecting the United States economy generally or the economy of the regions in which the Person conducts a material part of its business, (ii) by conditions affecting the industry in which the Person competes, (iii) by the announcement of the Merger or by virtue of the Merger Agreement, including, without limitation, compliance by such Person with its covenants set forth in this Agreement or (iv) by the breach by the other Person of any covenant or obligation set forth in this Agreement shall not be taken into account in determining whether there has been a Material Adverse Effect.

     "Material Subsidiary" shall mean, with respect to any Person, a subsidiary of such Person that (i) constitutes a "significant subsidiary" of such Person, within the meaning of Rule 1-02 of Regulation S-X of the SEC, (ii) has a direct or indirect ownership interest in any other subsidiary of such Person that is a Material Subsidiary of such Person, or (iii) is otherwise material to the business or operations of such Person and its subsidiaries, taken as a whole.

     "Merger" shall have the meaning set forth in the preamble to this Agreement.

     "Merger Consideration" shall have the meaning set forth in Section 3.2.

     "Merger Filing" shall have the meaning set forth in Section 2.2.

     "NYSE" means the New York Stock Exchange, Inc.

     "Notices" shall have the meaning set forth in Section 9.4.

     "Option" shall mean, with respect to any Person, any option, warrant, call, right, subscription, convertible or exchangeable security or other right, agreement, arrangement or commitment of any kind or character to which such Person or any of its subsidiaries is a party relating to the issued or unissued capital stock of such Person or any of its subsidiaries, or obligating such Person or any of its subsidiaries to issue, transfer, grant or sell any shares of capital stock of, or other equity interest in, or securities convertible into or exchangeable for any capital stock or other equity interest in, such Person or any of its subsidiaries.

     "Organizational Documents" shall mean (i) with respect to a corporation, its certificate or articles of incorporation and bylaws, (ii) with respect to any limited liability company, its certificate of formation, articles of organization, regulations, operating agreement and limited liability company agreement, as applicable, (iii) with respect to any limited partnership, its certificate of limited partnership and limited partnership agreement, (iv) with respect to any general partnership, its partnership agreement, and (v) all other similar organizational documents.

     "Person" shall mean any natural person, corporation, general partnership, limited partnership, limited liability company, limited liability partnership, proprietorship, trust, union, association, court, tribunal, agency, government, department, commission, self-regulatory organization, arbitrator, board, bureau, instrumentality or other entity, enterprise, authority or business organization.

     "Proxy Statement/Prospectus" shall have the meaning set forth in Section
6.8.

     "Qualified Plan" shall mean any Garage Plan that meets, purports to meet, or is intended to meet the requirements of Section 401(a) of the Code.

     "Representatives" means, with respect to any Person, the officers, directors, employees, auditors and other agents and representatives of such Person.

     "Rule 145 Affiliate Agreement" shall have the meaning set forth in Section 6.14.

     "Rule 145 Affiliates" shall have the meaning set forth in Section 6.14.

     "SEC" shall mean the Securities and Exchange Commission.

     "Securities Act" shall mean the Securities Act of 1933, as amended.

     "Stockholder Agreement" shall mean the agreements among certain stockholders of Garage and Home in the forms attached hereto as Exhibit D.

     "Suit" shall have the meaning set forth in Section 9.12.

     "Surviving Corporation" shall have the meaning set forth in Section 2.1.

     "Tax" or "Taxes" shall mean all Federal, state, local and foreign taxes and other assessments and governmental charges of a similar nature (whether imposed directly or through withholdings), including any interest, penalties and additions to Tax applicable thereto.

     "Tax Returns" shall mean all Federal, state, local and foreign returns, declarations, statements, reports, schedules, forms and information returns relating to Taxes, and all amendments thereto.

     "Total Consideration" shall mean the sum of (i) the Cash Consideration and
(ii)(x) the product of the Exchange Ratio and the closing price per share of Home Common Stock on the Effective Day multiplied by (y) the total number of shares of Garage Common Stock issued and outstanding at the Effective Time which are to be converted pursuant to Section 3.2(a) into shares of Home Common Stock.

     "Trading Day" shall a mean day on which Home Common Stock is traded on the NYSE.

     "Transactions" means the transactions contemplated by this Agreement in
Article II.

     "Weighted Average Home Stock Price" shall have the meaning set forth in
Section 3.2.

                                   ARTICLE II

                                   THE MERGER

     SECTION 2.1 The Merger. Upon the terms and subject to the conditions of this Agreement, at the Effective Time, in accordance with the DGCL, Merger Sub shall be merged with and into Garage in accordance with this Agreement and the separate existence of Merger Sub shall cease. Garage shall be the surviving corporation in the Merger (hereinafter sometimes referred to as the "Surviving Corporation").

     SECTION 2.2 Effective Time of the Merger. Upon the terms and subject to the conditions hereof, a certificate of merger (the "Certificate of Merger") shall be duly prepared, executed and acknowledged by the Surviving Corporation and thereafter delivered to the Secretary of State of the State of Delaware, for filing on the Closing Date (as defined in Section 2.3). The Merger shall become effective as of the date and at such time as the Certificate of Merger pursuant to Section 251 of the DGCL and any other documents necessary to effect the Merger in accordance with the DGCL are duly filed (the "Merger Filing") with the Secretary of State of the State of Delaware or at such subsequent date or time as shall be agreed by Home and Garage and specified in the Certificate of Merger (the time the Merger becomes effective pursuant to the DGCL being referred to herein as the "Effective Time").

     SECTION 2.3 Closing. Subject to the satisfaction or waiver of all of the conditions to closing contained in Article VII, the closing of the Merger (the "Closing") will take place at 10:00 a.m., eastern time, on a date to be specified by the parties, which shall be no later than the first Business Day after the satisfaction or waiver of the conditions to Closing contained in
Article VII, at the offices of Wilmer, Cutler & Pickering, 2445 M Street, N.W., Washington, D.C. 20037, unless another date, time or place is agreed to in writing by the parties hereto. The date and time at which the Closing occurs is referred to herein as the "Closing Date."

     SECTION 2.4 Effects of the Merger. The Merger shall have the effects set forth in the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the properties, rights, privileges, powers and franchises of Garage and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of Garage and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

     SECTION 2.5 Certificate of Incorporation and By-Laws. Subject to Section 6.16, the Certificate of Incorporation of Merger Sub in effect immediately prior to the Effective Time shall become the Certificate of

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Incorporation of the Surviving Corporation. The By-Laws of Merger Sub in effect immediately prior to the Effective Time shall become the By-Laws of the Surviving Corporation.

     SECTION 2.6 Directors. The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office from the Effective Time in accordance with the Certificate of Incorporation and By-Laws of the Surviving Corporation and until his or her successor is duly elected and qualified.

     SECTION 2.7 Officers. The officers of Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, each to hold office from the Effective Time in accordance with the Certificate of Incorporation and By-Laws of the Surviving Corporation and until his or her successor is duly appointed and qualified.

                                  ARTICLE III

                              CONVERSION OF SHARES

     SECTION 3.1 Conversion of Capital Stock of Merger Sub. At the Effective Time, each issued and outstanding share of common stock, par value $1.00 per share, of Merger Sub shall be converted into and become one fully paid and nonassessable share of common stock, par value $1.00 per share, of the Surviving Corporation.

     SECTION 3.2 Conversion of Capital Stock of Garage.

          (a) Except as otherwise provided in Section 3.4 and Section 3.7 and subject to Section 3.2(c), at the Effective Time, each issued and outstanding share of Garage Common Stock shall be converted into the right to receive (i) $2.00 in cash and (ii) that number of shares of Home Common Stock equal to the Exchange Ratio (together, the "Merger Consideration").

          (b) The "Exchange Ratio" shall mean the number determined by dividing
     (x) $20 by (y) the Weighted Average Home Stock Price, rounding the result to the nearest 1/100,000 per share. The "Weighted Average Home Stock Price" shall mean (i) the sum of the daily volume weighted average prices per share of Home Common Stock on the NYSE as reported by the Bloomberg Equity AQR Screen (and confirmed by J.P. Morgan & Co. and Garage Financial Advisor) for each of the ten consecutive Trading Days ending on the Trading Day that is the Trading Day prior to the Garage Meeting (the "Pricing Period"), divided by (ii) ten. In all events the Pricing Period shall begin on the 11th Trading Day preceding the date on which the Garage Meeting has been scheduled by notice to the stockholders, unless the meeting is adjourned or rescheduled in which case the Pricing Period shall begin eleven (11) Trading Days before the date of the resumption of the adjourned meeting or the rescheduled meeting date.

          (c) Notwithstanding anything to the contrary, Home shall have the one-time option to elect to increase the cash portion of the Merger Consideration up to an additional $2 per share of Garage Common Stock in lieu of a corresponding amount of the Home Common Stock constituting the Merger Consideration, which option shall be exercisable through a limited irrevocable written notice of exercise, which may expressly be modified by Home as required consistent with Section 3.2(d) hereof, delivered to Garage on or before the close of business on the day preceding the first day of the Pricing Period. Any increase in the cash portion of the Merger Consideration pursuant to this Section 3.2(c) shall result in a corresponding decrease in the dollar amount set forth in Section 3.2(b)(x) used to calculate the Exchange Ratio.

          (d) Notwithstanding anything herein to the contrary, if as of the close of the NYSE on the Effective Day, the Cash Consideration exceeds 19.85% of the Total Consideration, then, if possible, the cash portion of the Merger Consideration shall be reduced so that the Cash Consideration does not exceed 19.85% of the Total Consideration; provided, however, in no event shall the cash portion of the Merger Consideration be reduced so that shares of Garage Common Stock converted as provided in Section 3.2(a) above will receive less than $2 per share in cash. If the cash portion is reduced, the

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

     additional stock portion of the Merger Consideration paid to compensate for such reduction shall equal that number of shares of Home Common Stock equal to (x) the dollar amount per share by which the cash portion of the Merger Consideration is reduced, divided by (y) the closing price per share of Home Common Stock on the Effective Day.

          (e) As a result of the Merger and without any action on the part of the holders thereof, at the Effective Time, all shares of Garage Common Stock shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of shares of Garage Common Stock shall thereafter cease to have any rights with respect to such shares of Garage Common Stock, except the right to receive, without interest, the Merger Consideration and cash for fractional shares of Home Common Stock in accordance with Section 3.4 upon the surrender of a certificate that, immediately prior to the Effective Time, represented an outstanding share or shares of Garage Common Stock or, in the case of book-entry securities, appropriate documentation of the book entry securities maintained through the Depository Trust Company (a "Certificate").

          (f) Notwithstanding anything contained in this Section 3.2 to the contrary, each share of Garage Common Stock issued and held in Garage's treasury or by a wholly-owned subsidiary of Garage immediately prior to the Effective Time, and each share of Garage Common Stock owned by Home or Merger Sub immediately prior to the Effective Time, if any, shall, by virtue of the Merger, cease to be outstanding and shall be cancelled and retired and shall cease to exist without payment of any consideration therefor.

     SECTION 3.3 Exchange of Certificates.

          (a) Promptly after the Effective Time, Home shall deposit (or cause to be deposited) with a bank or trust company to be designated by Home and reasonably acceptable to Garage (the "Exchange Agent"), for the benefit of the holders of shares of Garage Common Stock, for exchange in accordance with this Article III, (i) cash in an amount sufficient to pay the cash portion of the Merger Consideration and cash in lieu of fractional shares and (ii) certificates representing the aggregate number of shares of Home Common Stock that may be issued in respect of shares of Garage Common Stock in the Merger. Home Common Stock into which Garage Common Stock shall be converted pursuant to the Merger shall be deemed to have been issued at the Effective Time.

          (b) Promptly after the Effective Time and in any event within five Business Days, Home shall cause the Exchange Agent to mail to each holder of record of Garage Common Stock immediately prior to the Effective Time
     (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in customary form with such customary provisions as Home may reasonably specify (the "Letter of Transmittal") and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Home shall have the Letter of Transmittal available for stockholders of Garage to obtain, at such stockholders' request, as of the close of business on the Closing Date.

          (c) Upon surrender of a Certificate, in such form and with such
     (i) endorsements, stock powers and signature guarantees as may be required by the Letter of Transmittal, or (ii) an appropriate guarantee of delivery of such Certificate from a member of any registered national securities exchange or of the National Association of Securities Dealers, Inc. or a commercial bank or trust company in the United States as may be required by the Letter of Transmittal, for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Home, together with the Letter of Transmittal, duly executed, and such other documents as Home or the Exchange Agent shall reasonably request, the holder of such Certificate shall be entitled to receive in exchange therefor, (i) a certified or bank cashier's check in an amount equal to the cash which such holder has the right to receive pursuant to the provisions of this Article III and (ii) a certificate representing the number of shares of Home Common Stock which such holder has the right to receive pursuant to the provisions of this
     Article III (in each case, less the amount of any required withholding taxes), and the Certificate so surrendered shall forthwith be cancelled. Until surrendered as contemplated by this Section 3.3(c), each Certificate shall be deemed at

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

     any time after the Effective Time to represent only the right to receive the Merger Consideration with respect to the shares of Garage Common Stock formerly represented thereby.

     SECTION 3.4 Dividends, Fractional Shares, Etc.

          (a) Notwithstanding any other provisions of this Agreement, no dividends or other distributions declared after the Effective Time on Home Common Stock shall be paid to the holder of any unsurrendered Certificates until such Certificates are surrendered for exchange as provided in this
     Article III. Subject to the effect of applicable laws, following the surrender of any such Certificate, there shall be paid, without interest, to the Person in whose name the certificates representing the shares of Home Common Stock into which the shares of Garage Common Stock formerly represented by such Certificate were converted are registered, (i) at the time of such surrender, the amount of all dividends and other distributions with a record date after the Effective Time theretofore payable with respect to such whole shares of Home Common Stock and not paid, less the amount of any withholding taxes which may be required thereon, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole shares of Home Common Stock, less the amount of any withholding taxes which may be required thereon.

          (b) No fractional shares of Home Common Stock shall be issued in the Merger. All fractional shares of Home Common Stock that a holder of shares of Garage Common Stock would otherwise be entitled to receive as a result of the Merger shall be aggregated and, if a fractional share results from such aggregation, such holder shall be entitled to receive, in lieu thereof, an amount in cash determined by multiplying (i) the fraction of a share of Home Common Stock to which such holder would otherwise have been entitled by (ii) the Weighted Average Home Stock Price. No interest will be paid or will accrue on any cash paid or payable in lieu of any fractional shares of Home Common Stock.

          (c) At and after the Effective Time, there shall be no further registration of transfers of shares of Garage Common Stock. If, after the Effective Time, Certificates are presented to the Surviving Corporation, they shall be cancelled and exchanged for the consideration provided for, and in accordance with the procedures set forth, in this Article III. Certificates surrendered for exchange by any Person constituting an "affiliate" of Garage for purposes of Rule 145(c) under the Securities Act shall not be exchanged until Home has received a written Rule 145 Affiliate Agreement from such Person as provided in Section 6.14.

          (d) If any portion of the Merger Consideration is to be paid to a Person other than the registered holder of the shares of Garage Common Stock represented by the Certificate or Certificates surrendered in exchange therefor, it shall be a condition to such payment that the Certificate or Certificates so surrendered shall be properly endorsed or otherwise be in proper form for transfer and that the Person requesting such payment shall pay to the Exchange Agent any transfer or other taxes required as a result of such payment to a Person other than the registered holder of such Certificates or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

          (e) Any portion of the Merger Consideration or cash payable in lieu of fractional shares made available to the Exchange Agent pursuant to this
     Article III that remains unclaimed by the former holders of shares of Garage Common Stock one year after the Effective Time shall be delivered to Home. Any such holder who has not theretofore exchanged his Certificates for the Merger Consideration in accordance with this Article III shall thereafter look only to Home for payment of the applicable Merger Consideration, cash in lieu of fractional shares and unpaid dividends and distributions on the Home Common Stock deliverable in respect thereof, determined pursuant to this Agreement, in each case, without interest. None of Home, Garage or the Surviving Corporation shall be liable to any former holder of shares of Garage Common Stock for any amount paid to a public official pursuant to any applicable abandoned property, escheat or similar laws. Any amounts remaining unclaimed by holders of shares of Garage Common Stock five years after the Effective Time (or such earlier date immediately prior to such time as such amounts would otherwise escheat to or become the property of any governmental entity)

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

     shall, to the extent permitted by applicable law, become the property of Home free and clear of any claims or interest of any person previously entitled thereto.

          (f) In the event that any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Home, the posting by such Person of a bond in a customary amount as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration, cash in lieu of fractional shares, and unpaid dividends and distributions on shares of Home Common Stock deliverable in respect thereof pursuant to this Agreement.

          (g) If at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of Home shall occur, including by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, or any stock dividend thereon with a record date during such period, the number of shares of Home Common Stock constituting all or part of the Merger Consideration shall be appropriately adjusted.

     SECTION 3.5 Garage Stock Options.

          (a) At the Effective Time, all options to purchase shares of Garage Common Stock (each a "Garage Stock Option") then outstanding under the Garage 1995 Stock Option Plan (the "Garage 1995 Option Plan"), whether or not exercisable, will be assumed by Home. Each Garage Stock Option so assumed by Home under this Agreement will continue to have, and be subject to, the same terms and conditions set forth in the Garage 1995 Option Plan immediately prior to the Effective Time and the stock option agreement by which it is evidenced, except that (i) each such Garage Stock Option will be exercisable for that number of whole shares (and no fractional shares) of Home Common Stock equal to the product of the number of shares of Garage Common Stock that were issuable upon the exercise of such Garage Stock Option multiplied by the number determined by dividing (x) $22.00 by (y) the Weighted Average Home Stock Price, rounded down to the nearest whole cent (the "Option Exchange Ratio") and (ii) the per share exercise price for the shares of Home Common Stock issuable upon the exercise of such assumed Garage Stock Option will be equal to the quotient determined by dividing the exercise price per share of Garage Common Stock at which such Garage Stock Option would have been exercisable immediately prior to the Effective Time by the Option Exchange Ratio, rounded up to the nearest whole cent. As soon as reasonably practicable after the Effective Time, Home will issue to each holder of an outstanding Garage Stock Option a notice describing the foregoing assumption of such Garage Stock Option by Home.

          (b) Garage shall cause to be delivered to Home, prior to the Effective Time, a list specifying those holders of Garage Stock Options under the Garage 1995 Option Plan who have exercised stock appreciation rights (a "Specified Option"). As of the Effective Time, each Specified Option shall be cancelled and Garage shall pay with respect to each Specified Option that has not been exercised as of the Effective Time, an amount of cash per share of Garage Common Stock subject to the Specified Option equal to $22 less the per share exercise price of the applicable Specified Option.

          (c) On the date of the Garage Meeting, if Garage Stockholder Approval has been obtained, Garage shall cause each outstanding Garage Stock Option issued pursuant to the Garage 1995 Directors' Stock Option Plan (the "Garage Directors' Option Plan") granted prior to the date of this Agreement to immediately become fully vested and exercisable, if not fully vested and exercisable at such time, and each such Garage Stock Option then outstanding and not exercised shall be cancelled in exchange for an amount of cash per share of Garage Common Stock for which such Garage Stock Option was exercisable equal to $14.75 per share of such Garage Stock Option.

     SECTION 3.6 Tax Treatment. It is intended by the parties hereto that the Merger shall constitute a reorganization within the meaning of Section 368 of the Code. The parties hereto adopt this Agreement as a "plan of reorganization" within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Income Tax Regulations.

     SECTION 3.7 Appraisal Rights. Garage Common Stock which is not voted in favor of the Merger and with respect to which a demand for payment and appraisal shall have been properly made in accordance with Section 262(d)(1) of the DGCL ("Dissenting Shares") shall not be converted into the right to receive any cash or stock portions of the Merger Consideration and the holders of Dissenting Shares shall be entitled only to such rights as may be granted by the DGCL; provided, however, that if a holder of Dissenting Shares shall withdraw his, her or its demand for such payment and appraisal or shall become ineligible for such payment and appraisal, then as of the Effective Time or the occurrence of such event of withdrawal or ineligibility, whichever later occurs, such holder's Dissenting Shares shall cease to be Dissenting Shares and shall be converted into the right to receive the cash portion and stock portion of the Merger Consideration into which the Dissenting Shares would have been converted pursuant to Section 3.2.

                                   ARTICLE IV

                    REPRESENTATIONS AND WARRANTIES OF GARAGE

     Except as disclosed or otherwise referred to in the attached Garage Disclosure Schedules or in the documents identified in the Garage Disclosure Schedules, Garage hereby represents and warrants to Home and Merger Sub that:

     SECTION 4.1 Organization and Qualifications; Subsidiaries. Garage and each subsidiary of Garage is a corporation, partnership or other legal entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization and has the corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where failure to obtain such approvals would not cause a Material Adverse Effect. Each of Garage and its subsidiaries is duly qualified or licensed as a foreign corporation or partnership to transact business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary and where the failure to so qualify would cause a Material Adverse Effect. Each subsidiary of Garage or other person in which Garage has an equity interest is listed on Schedule 4.1.

     SECTION 4.2 Certificate of Incorporation and Bylaws. Complete and correct copies of the certificate of incorporation and bylaws of Garage, as amended to date, have been filed (or incorporated by reference) as Exhibits 3.1 and 3.2, respectively, to Garage's Annual Report on Form 10-K for the year ended December 31, 1996. Such Organizational Documents are in full force and effect and have not been amended or modified in any respect. Garage is not in violation of any provision of its Organizational Documents. No subsidiary of Garage is in violation of any provision of its Organizational Documents.

     SECTION 4.3 Capitalization. The authorized capital stock of Garage consists of 18,000,000 shares of Garage Common Stock and 1,817,718 shares of preferred stock. As of August 21, 1997, (a)(i) 8,485,728 shares of Garage Common Stock were issued and outstanding, all of which were validly issued, fully paid and nonassessable and (ii) no shares of preferred stock were issued and outstanding; and (b)(i) 529,338 shares of Garage Common Stock were reserved for issuance upon the exercise of outstanding stock options granted pursuant to the Garage Options Plans and (ii) 20,662 shares of Garage Common Stock were reserved for issuance pursuant to options available for grant under the Garage Option Plans. Except as set forth above, as of August 21, 1997, no shares of capital stock or other voting securities of Garage were issued, reserved for issuance or outstanding and, since such date, no shares of capital stock or other voting securities or options in respect thereof have been issued except upon the exercise of Garage Stock Options issued under the Garage Option Plans outstanding on August 21, 1997. Except for the Garage Stock Options, there are not now, and at the Closing there will not be, any Options. All shares of Garage Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable. There are no outstanding contractual obligations of Garage or any of its subsidiaries to repurchase, redeem or otherwise acquire any shares of Garage Common Stock or any other shares of capital stock of Garage or any of its subsidiaries, or make any material investment (in the form of a loan, capital contribution or otherwise) in any subsidiary of

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

Garage or any other Person, other than a wholly-owned subsidiary of garage or a person wholly-owned by one or more wholly-owned subsidiaries of Garage. Each outstanding share of capital stock of each subsidiary of Garage is duly authorized, validly issued, fully paid and nonassessable and each such share owned by Garage or any subsidiary of Garage is owned free and clear of any Liens.

     SECTION 4.4. Authority Relative to This Agreement. Garage has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to the adoption of this Agreement by the stockholders of Garage as contemplated herein and the Merger Filing, to consummate the Transactions. The execution and delivery of this Agreement by Garage, the performance by Garage of its obligations hereunder and the consummation by Garage of the Transactions have been duly and validly authorized by all necessary corporate action and approved by the affirmative vote of a majority of the entire Board of Directors of Garage and no other corporate proceedings on the part of Garage are necessary to authorize this Agreement or to consummate the Transactions (other than the Garage Stockholder Approval and the Merger Filing). This Agreement has been duly and validly executed and delivered by Garage and, assuming the due authorization, execution and delivery thereof by Home and Merger Sub, constitutes the legal, valid and binding obligation of Garage, enforceable against Garage in accordance with its terms, except as enforceability may be limited by bankruptcy and other similar laws and general principles of equity.

     SECTION 4.5 No Conflict; Required Filings and Consents; Certain Contracts.

          (a) Except as set forth on Schedule 4.5, the execution and delivery of this Agreement by Garage does not, and the performance of its obligations under this Agreement and the consummation of the Transactions by Garage will not, (i) conflict with, result in a breach of, cause a dissolution or require the consent or approval of any Person under, or violate any provision of, the Organizational Documents of Garage, (ii) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except for (A) applicable requirements of the Exchange Act, the Securities Act, state securities or "blue sky" laws ("Blue Sky Laws"), and the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (as amended, the "HSR Act"), in each case, including any rules and regulations promulgated thereunder, (B) the Merger Filing, (C) the Garage Stockholder Approval and (D) such other consents, authorizations, filings, approvals and registrations which if not obtained or made would not be material to Garage or Home or have a material adverse effect on the ability of the parties to consummate the Merger, (iii) subject to the making of the filings and obtaining the approvals identified in clause (ii), conflict with or violate any Law, judgment, order, writ, injunction or decree applicable to Garage or by which any property or asset of Garage is bound or affected, which conflict or violation would result in a loss of material benefits to or in any material liability to Garage, Home or the Surviving Corporation, or (iv) conflict with or result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, result in the loss by Garage or modification in a manner materially adverse to Garage of any right or benefit under, or give to others any right of termination, amendment, acceleration, repurchase or repayment, increased payments or cancellation of, or result in the creation of a Lien or other encumbrance on any Garage Common Stock or any material property or asset of Garage or any subsidiary of Garage pursuant to, any Contract of Garage, except, in each case, such as would not, individually or in the aggregate have a material adverse effect on the ability of the parties to consummate the Merger, or otherwise, individually or in the aggregate, prevent Garage from performing its obligations under this Agreement in any material respect, and would not, individually or in the aggregate, have a Material Adverse Effect on Garage.

          (b) Except as set forth in the Contracts filed (or incorporated by reference) as exhibits to Garage's Annual Report on Form 10-K for the year ended December 31, 1996 or the other Garage SEC Reports filed thereafter or except as set forth in Schedule 4.5, there are no Contracts to which Garage or any subsidiary of Garage is a party or by which Garage or any subsidiary of Garage or any asset of Garage or any subsidiary of Garage is bound, which by its terms materially limits the ability of Garage or any subsidiary of Garage, or to Garage's knowledge, after consummation of the Transactions, would by its terms materially limit the ability of Home or any of its affiliates, to engage in any business in any area or for any period.

     SECTION 4.6 Compliance. Except as set forth on Schedule 4.6, neither Garage nor any Material Subsidiary of Garage is in conflict with, or in default or violation of, (a) any Law applicable to such Person or by which any property or asset of such Person is bound or affected, or (b) any Contract to which Garage or any subsidiary of Garage is a party or by which such Person or any property or asset of such Person is bound or affected, except for such conflicts, defaults, or violations that would not, individually or in the aggregate, have a Material Adverse Effect.

     SECTION 4.7 SEC Reports and Financial Statements. Each form, report, schedule, registration statement and definitive proxy statement filed with the SEC by Garage prior to the date hereof (as such documents have been amended prior to the date hereof, the "Garage SEC Reports"), as of their respective dates, complied in all material respects with the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations thereunder. None of the Garage SEC Reports, as of their respective dates, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except for such statements, if any, as have been modified or superseded by subsequent filings prior to the date hereof. Garage has made available to Home a true, accurate and complete list of all of the Garage SEC Reports. The consolidated financial statements of Garage and its subsidiaries included in such reports comply as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except as may be indicated in the notes thereto or, in the case of the unaudited interim financial statements, as permitted by Form 10-Q of the SEC) and fairly present in all material respects (subject, in the case of the unaudited interim financial statements, to normal, year-end audit adjustments) the consolidated financial position of Garage and its subsidiaries as at the dates thereof and the consolidated results of their operations and cash flows for the periods then ended. Since December 31, 1996, neither Garage nor any of its subsidiaries has incurred any liabilities or obligations (whether absolute, accrued, fixed, contingent, liquidated, unliquidated or otherwise and whether due or to become due) of any nature, except liabilities, obligations or contingencies (a) which are reflected on the consolidated balance sheet of Garage and its subsidiaries as at December 31, 1996 (including the notes thereto) or (b) which (i) were incurred in the ordinary course of business after December 31, 1996, (ii) are disclosed in the Garage SEC Reports filed after December 31, 1996 or (iii) would not, individually or in the aggregate, have a Material Adverse Effect on Garage. Since June 30, 1996, Garage has timely filed with the SEC all forms, reports and other documents required to be filed prior to the date hereof, and no subsidiary of Garage has filed, or been required to file, any form, report or other document with the SEC, in each case, pursuant to the Securities Act, the Exchange Act or the rules and regulations thereunder. Since December 31, 1996, there has been no change in any of the significant accounting (including tax accounting) policies, practices or procedures of Garage or any subsidiary of Garage, except changes to comply with changes in accounting pronouncements of the Financial Accounting Standards Board, other changes in GAAP or changes in applicable laws or rules or regulations thereunder.

     SECTION 4.8 Absence of Certain Changes or Events. Except as contemplated by this Agreement or as disclosed in any Garage SEC Report or as set forth on
Schedule 4.8, since June 30, 1997, (a) Garage and its subsidiaries have conducted their respective businesses only in the ordinary course, and have not taken any of the actions set forth in paragraphs (a) through (j) of Section 6.3 and (b) as of the date hereof, there has not occurred or arisen any event that, individually or in the aggregate, has had or, insofar as reasonably can be foreseen, is likely in the future to have, a Material Adverse Effect on Garage.

     SECTION 4.9 Litigation. Except as disclosed in the Garage SEC Reports or as set forth on Schedule 4.9, as of the date hereof, there are no claims, suits, actions or proceedings pending or, to Garage's knowledge, threatened or contemplated, nor are there any investigations or reviews by any Governmental Authority pending or, to Garage's knowledge, threatened or contemplated, against, relating to or affecting Garage or any of its subsidiaries, which would, individually or in the aggregate, have a Material Adverse Effect on Garage or prohibit or materially restrict the consummation of the Transactions, nor is there any judgment, decree, order, injunction or writ of any Governmental Authority or any arbitrator outstanding against Garage or any of its subsidiaries. In addition, as of the date hereof, there have not been any developments with respect

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

to any of the claims, suits, actions, proceedings, investigations or reviews disclosed in the Garage SEC Reports which, insofar as can be reasonably foreseen, in the future are likely to have a Material Adverse Effect on Garage.

     SECTION 4.10 Intentionally Omitted.

     SECTION 4.11 Employee Benefit Plans. With respect, as applicable, to Benefit Plans and Benefit Arrangements: neither Garage nor any ERISA Affiliate has maintained or contributed to any Qualified Plans since July 1, 1993 other than the American Credit Corporation 401(k) Salary Savings Plan (the "401(k) Plan"). Schedule 4.11 completely and accurately lists all Garage Plans and Garage Benefit Arrangements and specifically identifies any that are Qualified Plans. The Qualified Plan has always qualified in form and operation under Code
Section 401(a) and has a currently applicable determination letter from the Internal Revenue Service, and its trust has always been exempt under Code
Section 501(a), and nothing has occurred with respect to such plan and trust that could cause the loss of such qualification or exemption or the imposition of any liability, lien, penalty, or tax under ERISA or the Code, except any failure to qualify or occurrence that will not have a Material Adverse Effect on Garage. Each Garage Plan and each Garage Benefit Arrangement has been maintained in accordance with its constituent documents and with all applicable provisions of the Code, ERISA and other domestic and foreign laws, including federal, state, and foreign securities laws and all laws respecting reporting and disclosure, except any failure to comply that will not have a Material Adverse Effect on Garage. No Garage Plan holds employer securities. No Garage Company or other ERISA Affiliate (since July 1, 1993) has sponsored, maintained, or had any liability (direct or indirect, actual or contingent) with respect to any Benefit Plan subject to Title IV of ERISA. No Garage Company and no ERISA Affiliate has ever made or been obligated to make, or reimbursed or been obligated to reimburse another employer for, contributions to any multiemployer plan (as defined in ERISA Section 3(37)). There are no pending claims or lawsuits by, against, or relating to any non-garage benefit plans or non-Garage Benefit Arrangements that would, if successful, result in liability for the Garage Companies, and no claims or lawsuits (other than routine benefit claims) have been asserted, instituted or, to the knowledge of the Garage Companies, threatened by, against, or relating to any Garage Plan or Garage Benefit Arrangement, and the Garage Companies do not have knowledge of any fact that could form the basis for any such claim or lawsuit. The Garage Plans and Garage Benefit Arrangements are not presently under audit or examination (and have not received notice of a potential audit or examination) by any governmental authority, and no matters are pending with respect to the Qualified Plan under any governmental compliance programs. No Garage Plan or Garage Benefit Arrangement contains any provision or is subject to any law that would give rise to any vesting of benefits (other than if the 401(k) Plan is terminated), severance, termination, or other payments or liabilities as a result of the Transactions, and the Garage Companies have not declared or paid any bonus or other incentive compensation or established any severance plan, program, or arrangement in contemplation of the Transactions. To Garage's knowledge, with respect to each Garage Plan, there have been no violations of Code Section 4975 or ERISA Sections 404 or 406 as to which successful claims would result in any liability for the Garage Companies or the Merger Sub or any Person required to be indemnified by them. The Garage Companies have made all required contributions to the Garage Plans as of the last day of the each plan's most recent fiscal year; all benefits accrued under any unfunded Garage Plan or Garage Benefit Arrangement will have been paid, accrued, or otherwise adequately reserved in accordance with GAAP as of the Balance Sheet Date; and all monies withheld from employee paychecks with respect to Garage Plans have been transferred to the appropriate plan within the timing required by governmental regulations. To Garage's knowledge, the Garage Companies and their ERISA Affiliates have complied with the health continuation rules of Code Sections 4980B (and its predecessor) and with Code Section 5000. The Garage Companies have no liability (whether actual, contingent, or otherwise) with respect to any Benefit Plan or Benefit Arrangement that is not a Garage Benefit Arrangement or with respect to any Benefit Plan sponsored or maintained (or which has been or should have been sponsored or maintained) by any ERISA Affiliate that is not an Garage Company; and no facts exist that could reasonably be expected to result in such liability, as a result of a termination, withdrawal or funding waiver with respect to any such plan, program, or arrangement. No employee or former employee of the Garage Companies nor beneficiary of any such employee or former employee is, by reason of such employee's or former employee's employment, entitled to receive any benefits subject to reporting under Statement of Financial Accounting Standards No. 106, other than as required by

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

Code Section 4980B or other applicable law. There are no contracts, agreements, plans or arrangements, including but not limited to the provisions of this Agreement, covering any employee or former employee of the Garage Companies that, individually or collectively, could give rise to the payment of any amount (or portion thereof) that would not be deductible pursuant to Code Sections 280G, 404 or 162.

     SECTION 4.12 Labor. With respect to employees of the Garage Companies: the Garage Companies are and have been in compliance in all material respects with all applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, including without limitation any such laws respecting employment discrimination, workers' compensation, family and medical leave, the Immigration Reform and Control Act, and occupational safety and health requirements, and have not and are not engaged in any unfair labor practice. The employees of the Garage Companies are not and have never been represented by any labor union, and no collective bargaining agreement is binding and in force against, or currently being negotiated by, any of the Garage Companies, and to the Garage Companies' knowledge, no labor representation organization effort exists nor has there been any such activity within the past three years. All Persons classified by the Garage Companies as independent contractors do satisfy and have satisfied the requirements of law to be so classified, and the Garage Companies have fully and accurately reported their compensation on IRS Forms 1099 when required to do so, except to the extent that any misclassification of any such Person will not have a Material Adverse Effect on Garage. Since December 31, 1996, no employee of the Garage Companies, or group of employees, the loss of whom would have a Material Adverse Effect on the business of any of the Garage Companies, has notified any of the Garage Companies of his or their intent to (A) terminate his or their relationship with the Garage Companies or (B) make any demand for material payments or modifications of his or their arrangements with the Garage Companies. Each of the Garage Companies has complied with all garnishment orders it has received and has made available to the Purchaser all garnishment orders it has received in the last year, except where the failure to so comply will not cause a Material Adverse Effect on Garage. There is no charge or compliance proceeding actually pending or, to the knowledge of Garage, threatened against any Garage Company before the Equal Employment Opportunity Commission or any state, local, or foreign agency responsible for the prevention of unlawful employment practices, except as disclosed on Schedule 4.12.

     SECTION 4.13 Insurance. Schedule 4.13 sets forth (a) an accurate summary description of each insurance policy providing coverage for liability exposure (including policies providing property, casualty, liability and workers' compensation coverage and bond and surety arrangements) to which Garage is currently, or has been during the past three years, a party, a named insured or otherwise the beneficiary of coverage and (b) all insurance loss runs or worker's compensation claims received for the past three policy years. With respect to each such insurance policy: to the knowledge of Garage, (a) the policy is legal, valid, binding, enforceable and in full force and effect; (b) there will be no breach or other violation of the policy resulting from the Transactions; and (c) Garage is not in breach or default (including with respect to the payment of premiums or the giving of notices), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination, modification or acceleration, under the policy.

     SECTION 4.14 Brokers. Other than Credit Suisse First Boston (the "Garage Financial Advisor") and Strome Susskind Investment Management, each of whom shall be paid pursuant to the agreement and in the amount set forth on Schedule 4.14, no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the Transactions based on any arrangement or agreement made by or on behalf of Garage.

     SECTION 4.15 Taxes.

          (a) Each of Garage and its subsidiaries has timely filed (or has had timely filed on its behalf) or will file or cause to be timely filed, all material Tax Returns required by applicable law to be filed by it prior to or as of the Effective Time. All such Tax Returns and amendments thereto are, or will be before the Effective Time, true, complete and correct in all material respects.

          (b) Each of Garage and its subsidiaries has paid (or has had paid on its behalf), or has established (or has had established on its behalf and for its sole benefit and recourse), or will establish or cause to be

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

     established on or before the Effective Time, an adequate accrual for the payment of, all material Taxes due with respect to any period ending prior to or as of the Effective Time.

          (c) No deficiency or adjustment for any material Taxes has been proposed, asserted or assessed against Garage or any of its subsidiaries that has not been resolved or paid or for which an adequate accrual has not been established in accordance with generally accepted accounting principles. There are no Liens for material Taxes upon the assets of Garage or any of its subsidiaries, except Liens for current Taxes not yet due.

          (d) Neither Garage nor any of its subsidiaries has entered into any Contract that would result in the disallowance of any tax deductions pursuant to section 280G of the Code. No "consent" within the meaning of section 341(f) of the Code has been filed with respect to Garage or any of its subsidiaries. None of Garage or its subsidiaries has been a United States real property holding corporation within the meaning of Code sec. 897(c)(2) during the applicable period specified in Code sec. 897(c)(1)(A)(ii).

          (e) All Tax sharing agreements (other than agreements between or among Garage and its subsidiaries), Tax indemnity agreements and similar agreements to which Garage or any of its subsidiaries is a party are disclosed in the Garage SEC Reports. None of Garage and its subsidiaries has been a member of an affiliated group filing a consolidated Federal income tax return (other than a group of which the common parent was Garage). None of Garage or its subsidiaries has any liability for the Taxes of any person (other than Garage and its subsidiaries under Treasury Regulation sec. 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

          (f) No federal, state, local or foreign audits or other administrative or court proceedings are pending or, to the knowledge of any employee of Garage with responsibility for Taxes, threatened with regard to any Tax Returns or Taxes of Garage or any of its subsidiaries which, if determined adversely, would have a Material Adverse Effect on Garage.

     SECTION 4.16 Environmental Matters. Garage and its subsidiaries are in compliance with all environmental laws, rules, regulations and standards promulgated, adopted or enforced by the Environmental Protection Agency ("EPA") and of similar agencies in states in which they conduct their respective businesses, other than where such noncompliance would not reasonably be expected to result, with respect to Garage, in any Material Adverse Effect. There is no suit, claim, action or proceeding now pending before any court, governmental agency or board or other forum or, to the knowledge of Garage, threatened by any Person, which taken singularly or as a whole, if adversely determined, would have a Material Adverse Effect on Garage (a) for alleged noncompliance with any environmental law, rule or regulation or (b) relating to the discharge or release into the environment of any hazardous material or waste at or on a site presently or formerly owned, leased or operated by Garage or any of its subsidiaries.

     SECTION 4.17 Loans. All currently outstanding installment contracts owned by Garage (individually, a "Loan," and collectively, the "Loans") and acquired from third parties were purchased by Garage in compliance with all applicable requirements of United States federal and state law and, to the best of Garage's knowledge, were solicited and originated in material compliance with all applicable requirements of United States federal and state law, in each case, except where the failure to comply will not have a Material Adverse Effect on Garage. All Loans directly originated by Garage or direct extensions of credit by Garage were solicited and originated in compliance with all applicable requirements of United States federal and state law, except where the failure to comply will not have a Material Adverse Effect on Garage. Each note evidencing a Loan or loan or credit agreement or security instrument or automobile installment contract related to the Loans constitutes a valid, legal and binding obligation of the obligor thereunder, enforceable against such obligor in accordance with the terms thereof (except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors' rights and remedies generally), except where the failure thereof, individually or in the aggregate, would not have a Material Adverse Effect with respect to Garage. There are no oral modifications or amendments related to the Loans that are not reflected in Garage's records, no defenses as to the enforcement of any Loan have been asserted, and there have been no acts or omissions which would give rise to any claim or right of rescission, set-off, counterclaim or defense, except where any of the foregoing would not have, either individually or in the aggregate, a Material Adverse Effect with respect to Garage. None of the Loans is presently serviced by third parties and there is no obligation which could result in any Loan becoming subject to any third party servicing, except as disclosed on Schedule 4.17. The reserves established against the Loans have been established based on Garage's prior loss experience in accordance with GAAP.

     SECTION 4.18 Intellectual Property.

          (a) Garage owns or has the right to use pursuant to license, sublicense, agreement, permission or otherwise all patents, copyrights, software, trademarks, service marks, trade dress, logos, trade names and corporate names and all applications, registrations and renewals in connection therewith and all other proprietary rights ("Intellectual Property"), in each case to the extent necessary for the operation of its business as presently conducted and except where the failure to own or have such right would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Garage. Each such item of Intellectual Property owned or used by Garage immediately prior to the Closing hereunder will continue to be owned or available for use by the Surviving Corporation on identical terms and conditions immediately subsequent to the Closing hereunder, except where failure of such ownership or availability for use will not have a Material Adverse Effect on Garage.

          (b) To the knowledge of Garage, Garage has not interfered with, infringed upon or misappropriated any Intellectual Property rights of third parties, and has not received any complaint, claim, demand or notice alleging any such interference, infringement or misappropriation (including any claim that Garage must license or refrain from using any Intellectual Property rights of any third party) within the last three years. To Garage's knowledge, no third party has interfered with, infringed upon, misappropriated or otherwise come into conflict with any Intellectual Property rights of Garage.

     SECTION 4.19 Books and Records. The books and records, minutes books, stock record books and other records of Garage and all of its subsidiaries, all of which have been made available to Home, are complete and correct in all material respects and have been maintained in accordance with sound business practices, except for minutes of meetings of the Board of Directors that have not been completed or approved by the Board of Directors as of the date of this Agreement (provided, that, summaries of any such minutes have been made available to Home). The respective minutes books of Garage and each of its subsidiaries contain accurate and complete records of all meetings held of, and corporate action taken by, the stockholders, the Boards of Directors and committees of the Boards of Directors of Garage and each of its subsidiaries.

     SECTION 4.20 Transactions with Affiliates. Except as set forth in the Garage SEC Documents or on Schedule 4.20, since December 31, 1996, neither Garage nor any of its subsidiaries has entered into any transaction with any current director or officer of Garage or any subsidiary or any transaction which would be subject to proxy statement disclosure under the Exchange Act pursuant to the requirements of Item 404 of Regulation S-K.

     SECTION 4.21 Opinion of Financial Advisor. The Garage Financial Advisor has delivered to Garage an opinion dated the date of this Agreement to the effect that the Merger Consideration to be received by the holders of the issued and outstanding shares of the Garage Common Stock is fair from a financial point of view to the holders of the Garage Common Stock.

     SECTION 4.22 Reliance. In entering into this Agreement, Garage has relied solely on representations made in this Agreement, including the Schedules hereto, and any certificates and documents required to be provided by Home and the Merger Sub pursuant to this Agreement. Garage has been represented by counsel and has had unrestricted opportunity to examine and understand the business and assets of Home.

     SECTION 4.23 Disclosure. No representation or warranty of Garage contained in this Agreement and no statement contained in any certificate or schedule furnished or to be furnished by or on behalf of Garage to Home or any of its Representatives pursuant hereto contains or will contain any untrue statement of a material fact.

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

                                   ARTICLE V

                     REPRESENTATIONS AND WARRANTIES OF HOME
                                 AND MERGER SUB

     Except as disclosed or otherwise referred to in the attached Home Disclosure Schedule or in the documents identified in the Home Disclosure Schedule, Home and Merger Sub hereby represent and warrant to Garage that:

     SECTION 5.1 Organization and Qualifications; Subsidiaries. Home, Merger Sub and each subsidiary of Home is a corporation, partnership or other legal entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization and has the corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where failure to obtain such approvals would have a Material Adverse Effect. Each of Home, Merger Sub and Home's subsidiaries is duly qualified or licensed as a foreign corporation, partnership or limited liability company to transact business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary and where the failure to so qualify would cause a Material Adverse Effect.

     SECTION 5.2 Charter and Bylaws. Complete and correct copies of the charter and bylaws of Home, as amended to date, have been filed (or incorporated by reference) as exhibits 3.1 and 3.2, respectively, to Home's Annual Report on Form 10-K for the year ended December 31, 1996. Such Organizational Documents are in full force and effect and have not been amended or modified in any respect. Home is not in violation of any provision of its Organizational Documents. No subsidiary of Home is in violation of any provision of its Organizational Documents.

     SECTION 5.3 Capitalization. The authorized capital stock of Home consists of 250,000,000 shares of Home Common Stock and 8,155,004 shares of preferred stock of Home, no par value. As of June 30, 1997, (i) 106,727,186 shares of Home Common Stock were issued and outstanding, all of which were validly issued, fully paid and nonassessable; and (ii) (A) 12,370,658 shares of Home Common Stock were reserved for issuance under Home employee or director benefit programs or Home's dividend reinvestment plan (collectively, the "Home Stock Plans"), (B) 17,603,989 shares of Home Common Stock were classified as treasury shares. Except as set forth above, as of June 30, 1997, no shares of Home Common Stock or other voting securities of Home (other than Home's Junior Participating Preferred Stock) were issued, reserved for issuance or outstanding. All shares of Home Common Stock subject to issuance as aforesaid and all shares of Home Common Stock subject to issuance as Merger Consideration, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable. There are no outstanding contractual obligations of Home to repurchase, redeem or otherwise acquire any shares of Home Common Stock or any other shares of capital stock of Home, or make any material investment (in the form of a loan, capital contribution or otherwise) in any subsidiary of Home or any other Person, other than a wholly-owned subsidiary of Home or a Person wholly-owned by one or more wholly-owned subsidiaries of Home. Each outstanding share of capital stock of each subsidiary of Home is duly authorized, validly issued, fully paid and nonassessable and each such share owned by Home or any subsidiary of Home is owned free and clear of any Liens.

     SECTION 5.4 Authority Relative to This Agreement. This Agreement has been duly and validly executed and delivered by Home and Merger Sub and, assuming the due authorization, execution and delivery thereof by Garage, constitutes the legal, valid and binding obligation of Home and Merger Sub, enforceable against Home and Merger Sub in accordance with its terms, except as enforceability may be limited by bankruptcy and other similar laws and general principles of equity.

     SECTION 5.5 No Conflict; Required Filings and Consents. The execution and delivery of this Agreement by Home and Merger Sub do not, and the performance of their respective obligations under this Agreement and the consummation of the Transactions by Home and Merger Sub will not, (a) conflict with, result in a breach of, cause a dissolution or require the consent or approval of any Person under, or violate any provision of, the Organizational Documents of Home or Merger Sub, (b) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except for (i) applicable requirements, if any, of the Exchange Act, the Securities Act, the Blue Sky Laws and the HSR Act, in each case, including any rules and regulations promulgated thereunder, (ii) the Merger Filing, (iii) the Garage Stockholder Approval and
(iv) such other consents, authorizations, filings, approvals and registrations which if not obtained or made would not be material to Garage or Home or have a material adverse effect on the ability of the parties to consummate the Merger,
(c) subject to the making of the filings and obtaining the approvals identified in clause (b), conflict with or violate any Law, judgment, order, writ, injunction or decree applicable to Home or Merger Sub or by which any property or asset of Home or Merger Sub is bound or affected, which conflict or violation would result in a loss of material benefits to or in any material liability to Garage, Home or the Surviving Corporation, or (d) conflict with or result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, result in the loss by Home or Merger Sub or modification in a manner materially adverse to Home or Merger Sub of any right or benefit under, or give to others any right of termination, amendment, acceleration, repurchase or repayment, increased payments or cancellation of, or result in the creation of a Lien or other encumbrance on any Home Common Stock issued pursuant to the Merger or any material property or asset of Home or Merger Sub or any subsidiary of Home or Merger Sub pursuant to, any Contract of Home or Merger Sub, except, in each case, such as would not, individually or in the aggregate have a Material adverse effect on the ability of the parties to consummate of the Merger, or otherwise, individually or in the aggregate, prevent Home or Merger Sub from performing its obligations under this Agreement in any material respect, and would not, individually or in the aggregate, have a Material Adverse Effect on Home.

     SECTION 5.6 Compliance. Neither Home, Merger Sub nor any Material Subsidiary of Home is in conflict with, or in default or violation of, (a) any Law applicable to such Person or by which any property or asset of such Person is bound or affected, or (b) any Contract to which Home or Merger Sub or any subsidiary of Home is a party or by which such Person or any property or asset of such Person is bound or affected, except for any such conflicts, defaults or violations that would not, individually or in the aggregate, have a Material Adverse Effect.

     SECTION 5.7 SEC Reports and Financial Statements. Each form, report, schedule, registration statement and definitive proxy statement filed by Home with the SEC prior to the date hereof (as such documents have been amended prior to the date hereof, the "Home SEC Reports"), as of their respective dates, complied in all material respects with the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations thereunder. None of the Home SEC Reports, as of their respective dates, contained or contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except for such statements, if any, as have been modified or superseded by subsequent filings prior to the date hereof. The consolidated financial statements of Home and its subsidiaries included in such reports comply as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except as may be indicated in the notes thereto or, in the case of the unaudited interim financial statements, as permitted by Form 10-Q of the SEC) and fairly present in all material respects (subject, in the case of the unaudited interim financial statements, to normal, year-end audit adjustments) the consolidated financial position of Home and its subsidiaries as at the dates thereof and the consolidated results of their operations and cash flows for the periods then ended. Since December 31, 1996, neither Home nor any of its subsidiaries has incurred any liabilities or obligations (whether absolute, accrued, fixed, contingent, liquidated, unliquidated or otherwise and whether due or to become due) of any nature, except liabilities, obligations or contingencies (a) which are reflected on the consolidated balance sheet of Home and its subsidiaries as at December 31, 1996 (including the notes thereto) or
(b) which (i) were incurred in the ordinary course of business after December 31, 1996 and consistent with past practices, (ii) are disclosed in the Home SEC Reports filed after December 31, 1996, or (iii) would not, individually or in the aggregate, have a Material Adverse Effect on Home. Since January 1, 1996, Home has timely filed with the SEC all forms, reports and other documents required to be filed prior to the date hereof, and no subsidiary of Home has filed, or been required to file, any form, report or other document with the SEC, in each case,

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pursuant to the Securities Act, the Exchange Act or the rules and regulations thereunder. Since December 31, 1996, except as described in the Home SEC Reports, there has been no change in any of the significant accounting (including tax accounting) policies, practices or procedures of Home or any subsidiary of Home, except changes resulting from changes in accounting pronouncements of Financial Accounting Standards Boards or changes in applicable laws or rules or regulations thereunder.

     SECTION 5.8 Absence of Certain Changes or Events. Except as contemplated by this Agreement or as disclosed in any Home SEC Report, since December 31, 1996,
(a) Home and its subsidiaries have conducted their respective businesses only in the ordinary course, consistent with past practice, and (b) as of the date hereof, there has not occurred or arisen any event that, individually or in the aggregate, has had or, insofar as reasonably can be foreseen, is likely in the future to have, a Material Adverse Effect on Home.

     SECTION 5.9 Litigation. Except as disclosed in the Home SEC Reports, as of the date hereof, there are no claims, suits, actions or proceedings pending or, to Home's knowledge, threatened or contemplated, nor are there any investigations or reviews by any Governmental Authority pending or, to Home's knowledge, threatened or contemplated, against, relating to or affecting Home or any of its subsidiaries, which would have, individually or in the aggregate, a Material Adverse Effect on Home, or to prohibit or materially restrict the consummation of the Transactions, nor is there any judgment, decree, order, injunction, writ or rule of any Governmental Authority or any arbitrator outstanding against Home or any of its subsidiaries having, or which, insofar as can be reasonably foreseen, in the future is likely to have, a Material Adverse Effect on Home. In addition, as of the date hereof, there have not been any developments with respect to any of the claims, suits, actions, proceedings, investigations or reviews disclosed in the Home SEC Reports which, insofar as can be reasonably foreseen, in the future are likely to have a Material Adverse Effect on Home.

     SECTION 5.10 Intentionally Omitted.

     SECTION 5.11 Insurance. With respect to each insurance policy providing coverage for liability exposure (including policies providing property, casualty, liability and workers' compensation coverage and bond and surety arrangements) to which Home is currently a party, a named insured or otherwise the beneficiary of coverage, to the knowledge of Home, (a) the policy is legal, valid, binding, enforceable and in full force and effect; (b) there will be no breach or other violation of the policy resulting from the Transactions; and (c) Home is not in breach or default (including with respect to the payment of premiums or the giving of notices), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination, modification or acceleration, under the policy.

     SECTION 5.12 Brokers. Other than J.P. Morgan & Co., no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the Transactions based on any arrangement or agreement made by or on behalf of Home.

     SECTION 5.13 Taxes.

          (a) Home and each of its subsidiaries has timely filed (or has had timely filed on its behalf) or will file or cause to be timely filed, all material Tax Returns required by applicable law to be filed by it prior to or as of the Effective Time. All such Tax Returns and amendments thereto are, or will be before the Effective Time, true, complete and correct in all material respects.

          (b) Each of Home and its subsidiaries has paid (or has had paid on its behalf), or has established (or has had established on its behalf and for its sole benefit and recourse), or will establish or cause to be established on or before the Closing Date, an adequate accrual for the payment of, all material Taxes due with respect to any period ending prior to or as of the Closing Date.

          (c) No deficiency or adjustment for any material Taxes has been proposed, asserted or assessed against Home or any of its subsidiaries that has not been resolved or paid or for which an adequate accrual has not been established in accordance with generally accepted accounting principles. There are no Liens for material Taxes upon the assets of Home or any of its subsidiaries, except Liens for current Taxes not yet due.

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

          (d) No federal, state, local or foreign audits or other administrative or court proceedings are pending or, to the knowledge of any employee of Home with responsibility for Taxes, threatened with regard to any Tax Returns or Taxes of Home or any of its subsidiaries which, if determined adversely, would have a Material Adverse Effect on Home.

     SECTION 5.14 Reliance. In entering into this Agreement, Home has relied solely on representations made in this Agreement, including the Schedules hereto, and any certificates and documents required to be provided by Garage pursuant to this Agreement. Home has been represented by counsel and has had unrestricted opportunity to examine and understand the business and assets of Garage.

     SECTION 5.15 Financial Capability. Home will have on the Closing Date and immediately prior to and at the Effective Time, funds and authorized and unissued shares of Home Common Stock sufficient to consummate the Merger and the transactions contemplated hereby. To the extent that such funds are to be provided by third party financing, Home will provide Garage with complete and correct copies of all documents relating to the provision of such financing.

     SECTION 5.16 Disclosure. No representation or warranty of Home contained in this Agreement and no statement contained in any certificate or schedule furnished or to be furnished by or on behalf of Home to Garage or any of its Representatives pursuant hereto contains or will contain any untrue statement of a material fact.

                                   ARTICLE VI

                                   COVENANTS

     SECTION 6.1 Notification of Certain Matters. Each of the parties hereto shall give prompt notice to the other parties hereto of the occurrence or nonoccurrence of any event the occurrence or nonoccurrence of which would be likely to cause (a) any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect, or (b) any covenant, condition or agreement contained in this Agreement not to be complied with or satisfied in any material respect. The delivery of any notice pursuant to this
Section 6.1 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice, except that Garage may amend in Disclosure Schedules to disclose any information that was omitted in good faith at the time of the Disclosure Schedules were prepared that individually and in the aggregate do not have a Material Adverse Effect on Garage.

     SECTION 6.2 Further Action, Reasonable Efforts; Consents and
Approvals. Upon the terms and subject to the conditions hereof, each of the parties hereto shall use commercially reasonable efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated hereby, including, without limitation, using commercially reasonable efforts to obtain all licenses, permits, consents, approvals, authorizations, certificates, qualifications and orders of, and make all filings and required submissions with, all Governmental Authorities, and all shareholders, lenders and partners of, and parties to Contracts with, Home, Garage or any other Person, in each case, as are reasonably necessary for the consummation of the Transactions (collectively "Consents"), except for such other consents, authorizations filings, approvals and registrations which if not obtained or made would not be material to Garage or Home or have a material adverse effect on the ability of the parties to consummate the Merger. Garage shall, as soon as possible prior to the Closing, deliver to Home copies of all Consents obtained by Garage. Home shall, as soon as possible prior to the Closing, deliver to Garage copies of all Consents obtained by Home. In case at any time after the Closing Date any further action is necessary or desirable to carry out the purposes of this Agreement, Home and Garage shall use commercially reasonable efforts to take all such action. Prior to the Closing, each party shall use its best efforts not to take any action, or enter into any transaction, that would cause any of its representations or warranties contained in this Agreement to be untrue.

     SECTION 6.3 Conduct of Business of Garage Pending the Closing. From the date hereof through the Closing, except as expressly permitted or contemplated by this Agreement or as set forth on Schedule 6.3 hereto, unless Home shall otherwise agree in writing (which agreement shall not be unreasonably withheld)

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

prior to the taking of any action prohibited by the terms of this Section 6.3, Garage and its subsidiaries shall conduct their operations and business in the ordinary and usual course of business and use reasonable efforts (which shall not include any obligation to offer to pay any retention or stay bonus) to keep available the services of its present officers and key employees and preserve the goodwill and business relationships with all Persons having business relationships with it. Without limiting the generality of the foregoing, and except as otherwise expressly permitted by this Agreement, prior to the Closing, without the prior written consent of Home, neither Garage nor any of its subsidiaries shall:

          (a) amend or modify its Organizational Documents;

          (b) issue, sell, pledge or dispose of, grant or otherwise create, or agree to issue, sell, pledge or dispose of, grant or otherwise create any capital stock or other equity securities, any debt or other securities convertible into or exchangeable for any of its capital stock or other equity securities, or any Option with respect thereto, except for the issuance of stock upon the exercise of outstanding options, warrants or securities convertible into equity securities pursuant to the Garage Option Plans;

          (c) purchase, redeem or otherwise acquire or retire, or offer to purchase, redeem or otherwise acquire or retire, any of its capital stock or other equity securities (including any options with respect to any of its capital stock or other equity securities and any securities convertible or exchangeable into any of its capital stock or other equity securities) or any long term debt, except the repurchase of any of its securities from any former employees in accordance with any existing stock option agreements or other existing repurchase rights;

          (d) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock or other equity securities (except dividends declared and paid by a subsidiary of Garage only to Garage or a wholly-owned subsidiary of Garage), or subdivide, reclassify, recapitalize, split, combine or exchange any of its capital stock or other equity securities;

          (e) incur or become contingently liable with respect to any indebtedness for borrowed money or guarantee any such indebtedness or issue any debt securities, except for additional indebtedness incurred under existing debt agreements or credit facilities, or new credit facilities, provided, however, such new credit facilities are terminable by Garage on no more than 90 days notice and Garage is not obligated for any termination fee, breakage costs or other costs and expenses in excess of $25,000 as a result of such termination;

          (f) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business entity;

          (g) mortgage or otherwise encumber or subject to any Lien, or sell, transfer or otherwise dispose of, any assets or properties that are material, individually or in the aggregate, to Garage and its subsidiaries, taken as a whole, other than Liens incurred in the ordinary course of business consistent with past practice, and sales and dispositions in the ordinary course of business consistent with past practice; it being expressly understood that Garage shall be permitted to (i) continue to utilize the funding options provided by currently existing asset-back transactions entered into by Garage or an affiliate of Garage on substantially the same terms and conditions existing as of the date of this Agreement and (ii) utilize existing credit facilities or new credit facilities permitted by subsection (e) above;

          (h) except as may be required by applicable Law, or as contemplated by this Agreement, (i) enter into any employment agreement, (ii) increase the compensation payable or to become payable to its executive officers or employees, except with respect to non-executive officer employees in the ordinary course of business consistent with past practice, (iii) grant any severance or termination pay to any director, executive officer or employee of Garage or any subsidiary of Garage, except with respect to non-executive officer employees in the ordinary course of business or pursuant to existing Garage Benefit Plans, (iv) enter into any severance agreement or retention agreement with any director, executive officer or employee except with respect to non-executive officer employees in the ordinary course of business, or

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

     (v) establish, adopt, enter into, terminate, withdraw from or amend in any material respect or take action to accelerate any rights or benefits under any collective bargaining agreement, any stock option plan, or any employee benefit plan or policy;

          (i) take any action, other than reasonable actions in the ordinary course of business, with respect to accounting policies or procedures (including Tax accounting policies, procedures and elections relating to Taxes that would apply to Garage, Home or the Surviving Corporation after the Merger), except as may be required by GAAP or changes in law, or settle any material Audit or, except as required by Law, amend in any material respect any material Tax Return;

          (j) enter into, modify, amend, extend or terminate any agreement or agreements for goods, property rights or services with (i) any director or officer, or any legal entity controlled by such Person, or (ii) any other Person which obligates Garage, or any affiliate of Garage, to pay in excess of $25,000 in any twelve-month period, provided, however, that Garage may offer employment to individuals consistent with past practice; and

          (k) authorize any of, or commit or agree to take any of, the foregoing actions.

     SECTION 6.4 Conduct of Business of Home Pending the Closing. From the date hereof through the Closing, except as expressly permitted or contemplated by this Agreement, unless Garage shall otherwise agree in writing prior to the taking of any action prohibited by the terms of this Section 6.4, Home and its subsidiaries shall conduct their operations and business in the ordinary and usual course of business and consistent with past practice and use reasonable efforts to keep available the services of its present officers and key employees and preserve the goodwill and business relationships with all Persons having business relationships with it.

     SECTION 6.5. Access to Information.

          (a) From the date hereof to the Effective Time, Garage shall (and shall cause their respective subsidiaries and Representatives to) afford the Representatives of Home reasonable access at all reasonable times during normal business hours to its officers, employees, agents, properties, offices, plants and other facilities, books, records and Tax Returns, and shall furnish such Representatives with all financial, operating and other data and information as may be reasonably requested.

          (b) Each of Home, the Merger Sub and Garage covenants and agrees to maintain the confidentiality of any Confidential Information, as defined below, it receives from any other party and, except as expressly permitted in this Agreement or as required by law or in connection with judicial proceedings, shall not disclose any such Confidential Information to third parties. A party receiving Confidential Information from another party shall use at least the same degree of care to maintain its confidentiality as it uses to maintain its own Confidential Information. A party receiving Confidential Information shall not, except in connection with this Agreement, directly or indirectly use Confidential Information of the disclosing party without the prior written consent of such disclosing party. As used in this Agreement, "Confidential Information" includes, without limitation, information not previously disclosed to the public or to the trade by a party to this Agreement relating to its products, facilities and methods, trade secrets and other intellectual property, software, source code, systems, procedures, manuals, confidential reports, product price lists, customer lists, financial information (including revenues, costs or profits associated with any product), business plans, prospects, or opportunities, but shall exclude any information already in the public domain.

     SECTION 6.6 No Solicitation.

          (a) Garage shall not, nor shall it permit any of its subsidiaries to, and it shall instruct its Representatives (including, without limitation, any investment banker, attorney or accountant retained by Garage or a subsidiary of Garage) not to, directly or indirectly, (i) initiate, solicit or encourage any inquiries or proposals that constitute, or could reasonably be expected to lead to, a proposal or offer for a merger, consolidation, business combination, sale of assets representing a substantial portion of the assets of Garage and its subsidiaries, taken as a whole, sale of shares of capital stock (other than to Garage or a

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

     subsidiary of Garage or as permitted by Section 6.3 hereto), including, without limitation, by way of a tender offer or exchange offer by any person (other than Garage or a subsidiary of Garage) for shares of capital stock of Garage, other than the Transactions (any of the foregoing inquiries or proposals being referred to in this Agreement as an "Acquisition Proposal"), (ii) engage in negotiations or discussions concerning, or provide to any person or entity any non-public information or data relating to Garage or any subsidiary of Garage for the purposes of, or otherwise cooperate with or assist or participate in, facilitate or encourage, any inquiries or the making of any Acquisition Proposal, (iii) agree to, approve or recommend any Acquisition Proposal, or (iv) take any other action inconsistent with the obligations and commitments assumed by Garage pursuant to this Section 6.6; provided, however, that nothing contained in this Agreement shall prevent Garage or its Board of Directors from (A) furnishing nonpublic information to, or entering into discussions or negotiations with, any person or entity in connection with an unsolicited bona fide written Acquisition Proposal to Garage or its stockholders (which may be subject to a "due diligence" condition), if and only to the extent that (1) the Board of Directors of Garage determines in good faith (after consultation with outside legal counsel) that such action is necessary for such Board of Directors to comply with its fiduciary duties to stockholders under applicable law, and (2) prior to furnishing such non-public information to, or entering into discussions or negotiations with, such person or entity, the Board of Directors of Garage receives from such person or entity an executed confidentiality agreement; or (B) complying with Rule 14e-2 or Rule 14d-9 promulgated under the Exchange Act with regard to an Acquisition Proposal or making any other public disclosure that, in the opinion of Garage's counsel, is required by applicable law, rule or regulation; provided, that prior to making any such other public disclosure Garage shall to the extent reasonably practicable inform Home that it intends to make such disclosure and consult with Home regarding the necessity for such disclosure. Garage will immediately cease and cause to be terminated any existing activities, discussions or negotiations by Garage or its Representatives with any parties conducted heretofore with respect to any of the foregoing. In addition, notwithstanding the provisions of this Section 6.6, or any other provision of this Agreement, Garage may (i) withdraw, modify, or refrain from making its recommendation in accordance with Section 6.7 and (ii) terminate this Agreement in accordance with Section 8.1(f).

          (b) Garage shall (i) promptly notify Home in writing after receipt by Garage (or its Representatives) of any Acquisition Proposal or any inquiries indicating that any person is considering making or wishes to make an Acquisition Proposal, which notification shall be in writing and shall contain the principal financial terms of any such Acquisition Proposal, and (ii) promptly notify Home in writing after receipt of any request for nonpublic information relating to it or any of its subsidiaries or for access to its or any of its subsidiaries' properties, books or records by any person that, to Garage's knowledge, may be considering making, or has made, an Acquisition Proposal.

     SECTION 6.7 Stockholder Meeting. Garage shall take all action necessary, in accordance with the DGCL and Garage's Organizational Documents, to call a meeting of its stockholders (the "Garage Meeting") to be held as promptly as practicable after the effective date of the Home Registration Statement for the purpose of considering and voting upon this Agreement and the Merger (the "Garage Stockholder Approval"). The Board of Directors of Garage shall recommend that the stockholders of Garage approve this Agreement and the Merger; provided, that the Board of Directors of Garage, by action of a majority of the entire Board of Directors of Garage, may withdraw, modify or refrain from making such recommendation if such Board of Directors determines in good faith, after receipt of an Acquisition Proposal and after consultation with outside legal counsel, that the withdrawal or modification of or failure to make such recommendation is necessary for such Board of Directors to comply with its fiduciary duties under applicable law.

     SECTION 6.8 Registration Statements and Joint Proxy Statement/Prospectus.

          (a) As promptly as practicable after the execution of this Agreement,
     (i) Home and Garage shall prepare and file with the SEC a proxy statement relating to the Garage Meeting to be held in connection with the Transactions (together with any amendments thereof or supplements, thereto, the "Proxy Statement/Prospectus") and (ii) Home shall prepare and file with the SEC a registration statement on Form S-4 (together with all amendments thereto, the "Home Registration Statement"), in which the

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

     Proxy Statement/Prospectus shall be included as a prospectus, in connection with the registration under the Securities Act of the shares of Home Common Stock to be issued pursuant to the Merger. Each of Home and Garage (i) shall cause the Proxy Statement/Prospectus and the Home Registration Statement to comply as to form in all material respects with the applicable provisions of the Securities Act, the Exchange Act and the rules and regulations thereunder, (ii) shall use commercially reasonable efforts to have or cause the Home Registration Statement to become effective as promptly as practicable, and (iii) shall take any and all action required under any applicable Federal or state securities laws in connection with the issuance of shares of Home Common Stock pursuant to the Merger. Home and Garage shall furnish to the other all information concerning Home and Garage as the other may reasonably request in connection with the preparation of the documents referred to herein. Each of Home and Garage will notify the other promptly upon the receipt of any comments from the SEC or its staff or any other governmental officials and of any request by the SEC or its staff or any other governmental officials for amendments or supplements to the Registration Statement, Proxy Statement/Prospectus or any other filing or for additional information and will supply the other with copies of all correspondence between such party or any of its representatives, on the one hand, and the SEC, or its staff or any other governmental officials, on the other hand, with respect to the Registration Statement, Proxy Statement/Prospectus or other filing. Each of Home and Garage will cause all documents that it is responsible for filing with the SEC or other regulatory authorities under this Section 6.8 to comply in all material respects with all applicable requirements of law and the rules and regulations thereunder. Whenever Home or Garage obtains knowledge of the occurrence of any event which is required to be set forth in an amendment or supplement to the Proxy Statement/Prospectus, the Registration Statement or other filing, Home or Garage, as the case may be, will promptly inform the other of such occurrence and cooperate in filing with the SEC or its staff or any other governmental officials, and or mailing to Stockholders of Garage such amendment or supplement. As promptly as practicable after the Home Registration Statement shall have become effective, Garage shall cause the Proxy Statement/Prospectus to be mailed to its Stockholders.

          (b) The information supplied by each of Home and Garage for inclusion in the Home Registration Statement and the Proxy Statement/Prospectus shall not (i) at the time the Home Registration Statement is declared effective and (ii) at the time the Proxy Statement/Prospectus (or any amendment thereof or supplement thereto) is first mailed to the stockholders of Garage, (iii) at the time of the Garage Meeting, or (iv) at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. If, at any time prior to the Effective Time, any event or circumstance relating to Garage, any subsidiary of Garage, Home, any subsidiary of Home, or their respective officers or directors, should be discovered by such party which should be set forth in an amendment or a supplement to the Home Registration Statement or the Proxy Statement/Prospectus, such party shall promptly inform the other thereof and take appropriate action in respect thereof.

     SECTION 6.9 Letters of Accountants. Garage shall use commercially reasonable efforts to cause to be delivered to Home a "comfort" letter of KPMG Peat Marwick LLP, Garage's independent public accountants, dated and delivered on the date on which the Home Registration Statement shall become effective and as of the Effective Time, and addressed to the Board of Directors of Home relating to the performance of KPMG Peat Marwick LLP of customary procedures with respect to the financial statements of Garage contained in or incorporated by reference in the Registration Statement, including a review of the interim financial statement information as described in SAS No. 71.

     SECTION 6.10 Intentionally Omitted.

     SECTION 6.11 Public Announcements. At all times at or before the Closing, neither Garage nor Home shall issue or make, directly or indirectly, any reports, statements or releases to the public with respect to this Agreement or the transactions contemplated hereby without the prior written consent of the other; provided, however, that Garage and Home may, without the prior written consent of the other, issue or make, directly or indirectly, any report, statement or release required by Law, its fiduciary obligations or any listing agreement or arrangement to which such Person is a party with a national securities exchange or national market system if the other parties to this Agreement are so notified as soon as possible in advance of such report, statement or release and, to the extent practicable, given a reasonable opportunity to review and comment on the report, statement or release. The parties have agreed to the text of the press releases announcing the signing of the Agreement.

     SECTION 6.12 Blue Sky. Home shall use its best efforts to obtain prior to the Effective Time all approvals or permits required to carry out the transactions contemplated hereby under applicable Blue Sky Laws in connection with the issuance of shares of Home Common Stock in the Merger and as contemplated by this Agreement; provided, however, that with respect to such qualifications neither Home nor Garage shall be required to register or qualify as a foreign corporation or to take any action which would subject it to general service of process or taxation in any jurisdiction where any such entity is not now so subject.

     SECTION 6.13 NYSE Listing. Home shall promptly prepare and submit to the NYSE listing applications covering the shares of Home Common Stock to be issued in the Merger, and shall use its best efforts to cause such shares to be approved for listing and trading on the NYSE prior to the Effective Time, subject to official notice of issuance.

     SECTION 6.14 Affiliates. Within five days after the Proxy Statement/Prospectus is mailed to the stockholders of Garage, (a) Garage shall deliver to Home a letter identifying all persons who may be deemed to be affiliates of Garage under Rule 145 of the Securities Act as of the record date for the Garage Meeting (the "Rule 145 Affiliates") and (b) Garage shall advise the persons identified in such letter of the resale restrictions imposed by applicable securities laws and shall use commercially reasonable efforts to obtain prior to the Effective Date from each person identified in such letter a written agreement, substantially in the form of Exhibit A hereto (a "Rule 145 Affiliate Agreement").

     SECTION 6.15 Indemnification with Respect to the Registration Statement.

          (a) Each party hereto shall (i) indemnify (in such role, an "Indemnifying Party") and hold harmless each other party and their respective directors, officers and controlling persons (an "Indemnified Party") against any and all loss, liability, claim, damage and expense whatsoever to which an Indemnified Party may become subject, under the Securities Act, the Exchange Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of any untrue statement or alleged untrue statement of a material fact contained in the Home Registration Statement or the Proxy Statement/Prospectus, or any amendment or supplement thereto, or any preliminary Proxy Statement/Prospectus, or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading; and (ii) will reimburse the Indemnified Party for any legal or other expenses reasonably incurred by the Indemnified Party in connection with investigating or defending any such loss, claim, damage, liability or action as such expenses are incurred; provided, however, that (i) Garage shall be liable under this
     Section 6.15 only for information provided by Garage and relating to Garage included or incorporated by reference in the Home Registration Statement or Proxy Statement/Prospectus, (ii) Home and Merger Sub shall be liable under this Section 6.15 only for information provided by Home and relating to Home and Merger Sub included or incorporated by reference in the Home Registration Statement or Proxy Statement/Prospectus, and (iii) no Indemnifying Party will be liable in any such case under this Section 6.15 to the extent that any such loss, claim, damage, liability or action arises out of any untrue statement or alleged untrue statement or omission or alleged omission made in any of such documents in reliance upon and in conformity with written information furnished to the Indemnifying Party by or on behalf of such Indemnified Party specifically for use therein.

          (b) Promptly after receipt by an Indemnified Party under this Section
     6.15 of notice of any claim or the commencement of any action, the Indemnified Party shall, if a claim in respect thereof is to be made against the Indemnifying Party under this Section 6.15, promptly notify the Indemnifying Party in writing of the claim or the commencement of that action; provided, however, that the failure to notify or a delay in notifying the Indemnifying Party shall not relieve it from any liability which it may have to an Indemnified Party otherwise than under this Section
     6.15 except to the extent that such Indemnifying Party is prejudiced thereby. If any such claim or action shall be brought against an Indemnified Party, and it shall notify the Indemnifying Party thereof, the Indemnifying Party shall be entitled to participate therein, and, to the extent that it wishes, jointly with any other similarly notified Indemnifying Party, to assume the defense thereof with counsel reasonably satisfactory to the Indemnified Party. After notice from the Indemnifying Party to the Indemnified Party of its election to assume the defense of such claim or action, the Indemnifying Party shall not be liable to the Indemnified Party under this Section 6.15 for any legal or other expenses subsequently incurred by the Indemnified Party in connection with the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Indemnified Party unless (i) the employment thereof has been specifically authorized by the Indemnifying Party in writing, (ii) such Indemnified Party shall have been advised by such counsel that there may be one or more legal defenses available to it which are different from or additional to those available to the Indemnifying Party and in the reasonable judgment of such counsel it is advisable for such Indemnified Party to employ separate counsel or (iii) the Indemnifying Party has failed to assume the defense to such claim or action and employ counsel reasonably satisfactory to the Indemnified Party, in which case, if such Indemnified Party notifies the Indemnifying Party in writing that it elects to employ separate counsel at the expense of the Indemnifying Party, the Indemnifying Party shall not have the right to assume the defense of such claim or action on behalf of such Indemnified Party; it being understood, however, that the Indemnifying Party shall not, in connection with any one such claim or action or separate but substantially similar or related claims or actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the reasonable fees and expenses of more than one separate firm of attorneys at any time for all such Indemnified Parties, which firm shall be designated in writing by such Indemnified Parties. Each Indemnified Party, as a condition of the indemnity agreements contained herein shall use its best efforts to cooperate with the Indemnifying Party in the defense of any such claim or action. The Indemnifying Party shall not be liable for any settlement of any such claim or action effected without its written consent (which consent shall not be unreasonably withheld), but if settled with its written consent or if there be a final judgment in favor of the plaintiff in any such claim or action, the Indemnifying Party agrees to indemnify and hold harmless any Indemnified Party from and against any loss or liability by reason of such settlement or judgment.

     SECTION 6.16 Directors' and Officers' Indemnification and Insurance.

          (a) From and after the Effective Time, the Surviving Corporation shall, and Home shall cause the Surviving Corporation to, indemnify, defend and hold harmless the present and former officers and directors of Garage (the "Indemnified Officers/Directors") against all losses, expenses (including attorneys fees), claims, damages, liabilities or amounts ("Losses") that are paid in settlement (provided that such settlement has been approved by Home, such approval not to be unreasonably withheld) of, or otherwise in connection with, any claim, action, suit, proceeding or investigation (a "Claim"), based in whole or in part on the fact that such person is or was a director or officer of Garage and arising out of actions or omissions occurring at or prior to the Effective Time (including, without limitation, the Transactions), in each case, to the full extent permitted under the DGCL and Garage's certificate of incorporation and bylaws (to the extent permitted by applicable law) as in effect on the date of this Agreement. The Surviving Corporation shall pay any expenses in advance of the final disposition of any such Claim to each of the Indemnified Officers/Directors to the fullest extent permitted under the DGCL upon receipt from any of the Indemnified Officers/Directors to whom expenses are advanced of any undertaking to repay such advances as required under the DGCL. The Surviving Corporation shall cooperate in the defense of any such matter.

          (b) The Surviving Corporation shall, and Home shall cause the Surviving Corporation to, keep in effect provisions in its certificate of incorporation and bylaws providing for exculpation of director liability and its indemnification of the Indemnified Officers/Directors to the fullest extent permitted under the DGCL, which provisions shall not be amended except as required by applicable law or except to make changes permitted by law that would enlarge the right of indemnification of the Indemnified Officers/ Directors. The Surviving Corporation shall, and Home shall cause the Surviving Corporation to, keep in effect and to comply with the terms and conditions of the indemnification agreements between Garage and each of its directors in effect as of the date of this Agreement.

          (c) For a period of five years after the Effective Time, the Surviving Corporation shall, and Home shall cause the Surviving Corporation to, maintain in effect the current policies of directors' and officers' liability insurance maintained by Garage covering persons who are currently covered by Garage's officers' and directors' liability insurance policies with respect to actions or omissions occurring at or prior to the Effective Time, a true and correct summary of which is set forth on Schedule 6.16, to the extent that such policies are available; provided, that policies of at least the same coverage containing terms and conditions which are no less advantageous to the insureds may be substituted therefor.

          (d) From and after the Effective Time, Home agrees to indemnify, defend and hold harmless the Indemnified Officers/Directors against all Losses that are paid in settlement (provided that such settlement has been approved by Home, such approval not to be unreasonably withheld) of, or otherwise in connection with, a Claim based in whole or in part on the fact that such Person is or was a director or officer of Garage and arising out of actions or omissions occurring at or prior to the Effective Time (including, without limitation, the Transactions), in each case to the fullest extent permitted by applicable Law and whether or not the Surviving Corporation is permitted by applicable Law to provide any indemnity with respect to such Losses. Home shall pay any expenses in advance of the final disposition of any such Claim to each of the Indemnified Officers/Directors to the fullest extent permitted by applicable Law. Home shall cooperate in the defense of any such matter.

          (e) The provisions of this Section 6.16 shall survive the consummation of the Merger and expressly are intended to benefit each of the Indemnified Officers/Directors.

     SECTION 6.17 Employee Matters. The parties' agreement with respect to certain employee matters is set forth in Annex I hereto.

     SECTION 6.18 Tax-Free Reorganization. Home, Merger Sub and Garage each acknowledges and agrees that (i) it intends the Merger to constitute a reorganization within the meaning of Section 368(a) of the Code, as amended, and
(ii) to the extent permissible by law, it will report the Merger as such a reorganization in any and all federal, state and local income Tax returns filed by it. No party shall take any action either prior to or after the Closing Date that could reasonably be expected to cause the Merger to fail to qualify as a "reorganization" under Section 368(a) of the Code. Home, Merger Sub, and Garage will each execute and deliver to Wilmer, Cutler & Pickering and Cooley Godward LLP tax representation letters substantially in the forms set forth in Exhibit F hereto for purposes of the review of the federal income tax consequences of the Merger and preparation of the discussion of tax consequences of the Merger to be included in the Home Registration Statement.

     SECTION 6.19 Form S-8. Home agrees to file a registration statement on Form S-8 for shares of Home Common Stock issuable with respect to assumed Garage Stock Options as soon as reasonably practicable (and in any event within five days) after the Effective Time.

                                  ARTICLE VII
                            CONDITIONS TO THE MERGER

     SECTION 7.1 Conditions to Each Party's Obligation to Effect the Merger. The respective obligations of each party to this Agreement to effect the Merger shall be subject to the following conditions:

          (a) All consents, approvals and action of any Governmental Authority required to permit the consummation of the Transactions shall have been obtained or made, free of any condition that would have a Material Adverse Effect on either Home or Garage.

          (b) No action shall have been taken, and no statute, rule, regulation, executive order, judgment, decree, or injunction (other than a temporary restraining order) shall have been enacted, entered, promulgated or enforced (and not repealed, superseded, lifted or otherwise made inapplicable), by any court of competent jurisdiction or Governmental Authority which restrains, enjoins or otherwise prohibits the consummation of the Merger (each party agreeing to use its commercially reasonable efforts to avoid the effect of any such statute, rule, regulation or order or to have any such order, judgment, decree or injunction lifted).

          (c) The Home Registration Statement shall have become effective in accordance with the provisions of all applicable Federal Securities laws, rules and regulations, and no stop order suspending such effectiveness shall have been issued and remain in effect.

          (d) The shares of Home Common Stock shall have been approved for listing on the NYSE, subject only to official notice of issuance.

          (e) Any applicable waiting period under the HSR Act shall have expired or been terminated.

          (f) Garage shall have received the Garage Stockholder Approval.

     SECTION 7.2 Conditions to Obligations of Garage to Effect the Merger. The obligations of Garage to effect the Merger are subject to the satisfaction of the following conditions, unless waived by Garage:

          (a) (i) The representations and warranties of Home and Merger Sub contained herein that are qualified as to materiality shall be true and accurate, and those not so qualified shall be true and accurate in all material respects, in each case, at and as of the date hereof (except to the extent a representation or warranty speaks specifically as of an earlier date or except as contemplated by this Agreement) and (ii) the representations and warranties of Home and Merger Sub contained herein shall be true and accurate at and as of the Effective Time as though made at the Effective Time (except to the extent a representation or warranty speaks specifically as of an earlier date or has become untrue or inaccurate because of Transactions contemplated herein) except in such cases where the failure to be true and accurate would not have a Material Adverse Effect (determined disregarding any qualification as to materiality contained in the representation or warranty) on Home or Merger Sub; provided, that any representation and warranty that is true and accurate as of the date hereof (or such earlier date as set forth above) shall be deemed to be true and accurate at and as of the Effective Time except to the extent that Home or any of its subsidiaries shall have taken any voluntary action completely within the control of such person that has been the principal cause of such representation or warranty not being true and accurate; and provided, further, that the representations and warranties set forth in Section 5.9 and clause (b) of Section 5.8 shall be true and accurate only as of the date hereof.

          (b) Home and Merger Sub shall have performed, in all material respects, all obligations and complied, in all material respects, with all covenants required by this Agreement to be performed or complied with by them prior to the Effective Time.

          (c) Home shall have delivered to Garage a certificate, dated the Effective Time and signed by its Chief Executive Officer or Chief Financial Officer and Executive Vice President, evidencing compliance with Sections 7.2(a) and (b).

          (d) Garage shall have received an opinion of J.W. Blenke, counsel to Home and Merger Sub, in form and substance reasonably satisfactory to Garage, addressing the matters set forth in Exhibit B.

     SECTION 7.3 Conditions to Obligations of Home and Merger Sub to Effect the Merger. The obligations of Home and Merger Sub to effect the Merger are subject to the satisfaction of the following conditions, unless waived by Home and Merger Sub:

          (a) (i) The representations and warranties of Garage contained herein that are qualified as to materiality shall be true and accurate, and those not so qualified shall be true and accurate in all material respects, in each case at and as of the date hereof (except to the extent a representation or warranty speaks specifically as of an earlier date or except as contemplated by this Agreement) and (ii) the representations and warranties of Garage contained herein shall be true and accurate at and as of the Effective Time as though made at the Effective Time (except to the extent a representation or warranty speaks specifically as of an earlier date or has become untrue or inaccurate because of Transactions contemplated herein) except in such cases where the failure to be true and accurate would not have a Material Adverse Effect (determined disregarding any qualification as to materiality contained in the representation or warranty) on Garage; provided, that any representation and warranty that is true and accurate as of the date hereof (or such earlier date as set forth above) shall be deemed to be true and accurate at and as of the Effective Time except to the extent that Garage and its subsidiaries shall have taken any voluntary action completely within the control of such person, that has been the principal cause of such representation or warranty not being true and accurate; and provided, further, that the representations and warranties set forth in Section 4.9 and clause (b) of Section 4.8 shall be true and accurate only as of the date hereof.

          (b) Garage shall have performed, in all material respects, all obligations and complied, in all material respects, with all covenants required by this Agreement to be performed or complied with by it prior to the Effective Time.

          (c) Garage shall have delivered to Home a certificate, dated the Effective Time and signed by its Chief Executive Officer or Chief Financial Officer, evidencing compliance with Sections 7.3(a) and (b).

          (d) Home and Merger Sub shall have received an opinion of Cooley Godward LLP, counsel to Garage, in form and substance reasonably satisfactory to Home and Merger Sub, addressing the matters set forth in Exhibit C.

          (e) The Management Stockholder Agreement shall not have been modified or terminated without the consent of Home and shall be in full force and effect.

          (f) Each Stockholder Agreement shall not have been modified or terminated without the consent of Home and shall be in full force and effect.

                                  ARTICLE VIII

                   TERMINATION, WAIVER, AMENDMENT AND CLOSING

     SECTION 8.1 Termination. This Agreement may be terminated and abandoned at any time prior to the Effective Time, whether before or after approval of this Agreement or the Merger by the stockholders of Garage:

          (a) by the mutual written consent of Garage and Home;

          (b) by Garage or Home, if (i) the Effective Time shall not have occurred on or before December 31, 1997, (ii) any Governmental Authority, the consent of which is a condition to the obligations of Garage and Home to consummate the Transactions, shall have determined not to grant its consent and all appeals of such determination shall have been taken and have been unsuccessful or (iii) any court of competent jurisdiction shall have issued an order, judgment or decree (other than a temporary restraining order) restraining, enjoining or otherwise prohibiting the Merger and such order, judgment or decree shall have become final and nonappealable; provided, however, that the right to terminate this Agreement pursuant to clause (i) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date;

          (c) by Garage, if there has been a material breach by Home of any representation, warranty, covenant or agreement set forth in this Agreement, which breach has not been cured within ten Business Days following receipt by Home of notice of such breach from Garage; provided, however, that the right to terminate this Agreement pursuant to this
     Section 8.1(c) shall not be available to Garage if Garage, at such time, is in material breach of any representation, warranty, covenant or agreement set forth in this Agreement;

          (d) by Home, if there has been a material breach by Garage of any representation, warranty, covenant or agreement set forth in this Agreement, which breach has not been cured within ten Business Days following receipt by Garage of notice of such breach from Home; provided, however, that the right to terminate this Agreement pursuant to this
     Section 8.1(d) shall not be available to Home if Home, at such time, is in material breach of any representation, warranty, covenant or agreement set forth in this Agreement;

          (d) by Home or Garage if, at the Garage Meeting (including any adjournment or postponement thereof) called pursuant to Section 6.7 hereof, the Garage Stockholder Approval shall not have been obtained; and

          (f) by Garage if (i) Garage receives an alternative Acquisition Proposal, (ii) Garage is not then in breach of Section 6.6, (iii) at least three Business Days prior to such termination, Garage shall have provided to Home written notice (A) as to the material terms of any such Acquisition Proposal and (B) that the Board of Directors of Garage in the exercise of its good faith judgment as to fiduciary duties to stockholders under applicable law, after consultation with outside legal counsel, has determined, by action of a majority of the entire Board of Directors of Garage that such termination is necessary in order for such Board of Directors to comply with such duties, and (iv) on the date of such termination, the Board of Directors of Garage determines, by action of a majority of the entire Board of Directors of Garage that such termination continues to be necessary in order for such Board of Directors to comply with its fiduciary duties to stockholders under applicable law (which determination shall be made in light of any revised proposal made by Home) and Garage concurrently enters into a definitive agreement providing for the implementation of such Acquisition Proposal.

     SECTION 8.2 Effect of Termination. In the event of termination of this Agreement by Garage or Home as provided in Section 8.1 hereof, this Agreement shall forthwith become void (except Sections 6.5(b), 6.15, 8.2, 8.5, 9.1, 9.2, 9.4, 9.5, 9.6, 9.7, 9.8, 9.9, 9.10, 9.12(b), 9.14 or 9.15) and there shall be no liability on the part of Garage, Home, Merger Sub or their respective officers or directors, except for any breach of a party's obligations under Sections 6.5(b), 6.15, 8.2, 8.5, 9.1, 9.2, 9.4, 9.5, 9.6, 9.7, 9.8, 9.9, 9.10, 9.12(b),
9.14 and 9.15. Notwithstanding the foregoing, no party hereto shall be relieved from liability for any willful, material breach of this Agreement.

     SECTION 8.3 Amendment or Supplement. At any time before or after approval of this Agreement by the stockholders of Garage and prior to the Effective Time, this Agreement may be amended or supplemented in writing by Garage, Merger Sub and Home with respect to any of the terms contained in this Agreement, except that following approval by the stockholders of Garage there shall be no amendment or supplement which by law requires further approval by such stockholders without such further approval by the stockholders of Garage.

     SECTION 8.4 Extension of Time, Waiver, Etc. At any time prior to the Effective Time:

          (a) Home may extend the time for the performance of any of the obligations or acts of Garage, and Garage may extend the time for the performance of any of the obligations or acts of Home or Merger Sub;

          (b) Home may waive any inaccuracies in the representations and warranties of Garage contained herein or in any document delivered pursuant hereto, and Garage may waive any inaccuracies in the representations and warranties of Home contained herein or in any document delivered pursuant hereto; or

          (c) Home may waive compliance with any of the agreements of Garage contained herein, and Garage may waive compliance with any of the agreements of Home or Merger Sub contained herein; provided, however, that no failure or delay by Garage or Home in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder.

     SECTION 8.5 Termination Fee.

          (a) If this Agreement is terminated pursuant to Section 8.1(f) or if the Board of Directors of Garage shall fail to recommend (for any reason other than a breach of the Merger Agreement by Home) that the stockholders of Garage approve the Merger Agreement and the Merger and the Garage Stockholder Approval is not obtained, then Garage will immediately pay to Home a termination fee equal to $6,000,000 in cash and the reasonable out-of-pocket expenses (not to exceed $750,000) incurred by Home in connection with this Agreement.

          (b) The agreement contained in this Section 8.5 is an integral part of the Transactions and constitutes liquidated damages in the event of the circumstances specified in 8.5(a) above and not a penalty.

                                   ARTICLE IX

                                 MISCELLANEOUS

     SECTION 9.1 Governing Law. This Agreement and the legal relations among the parties hereto shall be governed by and construed and enforced in accordance with the laws of the State of Delaware, without regard to its principles of conflicts of law.

     SECTION 9.2 Entire Agreement. This Agreement, including the exhibits and schedules attached hereto, constitutes the entire agreement among the parties pertaining to the subject matter hereof and supersedes all prior agreements, understandings, letters of intent, negotiations and discussions, whether oral or written, of the parties, and there are no warranties, representations or other agreements, express or implied, made to any party by any other party in connection with the subject matter hereof except as specifically set forth herein or in the documents delivered pursuant hereto or in connection herewith.

     SECTION 9.3 Modification; Waiver. No supplement, modification, extension, waiver or termination of this Agreement shall be binding unless executed in writing by the party to be bound thereby. No waiver of any provision of this Agreement shall be deemed or shall constitute a waiver of any other provision hereof (whether or not similar), nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

     SECTION 9.4 Notices. All notices, consents, requests, reports, demands or other communications hereunder (collectively, "Notices") shall be in writing and may be given personally, by registered mail, fax or by Federal Express (or other reputable overnight delivery service):

     if to Home or Merger Sub, to it at:

       Household International, Inc.
       2700 Sanders Road
       Prospect Heights, Illinois 60070
       Attention: John W. Blenke, Esq.
       Tel: (847) 564-6150
       Fax: (847) 205-7536

     with a copy to:

       Wilmer, Cutler & Pickering
       2445 M Street, N.W.
       Washington, D.C. 20037
       Attention: Russell J. Bruemmer, Esq.
       Tel: (202) 663-6804
       Fax: (202) 663-6363

     if to Garage , to it at:

       ACC Consumer Finance Corporation
       12750 High Bluff Drive, Suite 320
       San Diego, California 92130
       Attention: Rocco Fabiano
       Tel: (619) 793-6300
       Fax: (619) 793-6333
     with a copy to:

         Cooley Godward LLP                              Cooley Godward LLP
         4365 Executive Drive, Suite 1100                Five Palo Alto Square
         San Diego, CA 92121-2128                        3000 El Camino Real
         Attention: Barbara L. Borden, Esq.              Pal Alto, CA 94306-2155
         Tel: (619) 550-6000                             Attention: Michael R. Jacobson, Esq.
         Fax: (619) 453-3555                             Tel: (415) 843-5000
                                                         Fax: (415) 857-0603

or to such other address or such other person as the addressee party shall have last designated by notice to the other party. All Notices shall be deemed to have been given (i) when delivered personally, (ii) three days after being sent by registered mail, (iii) upon transmission by fax and receipt of confirmation of such transmission by the sender's fax machine, or (iv) one day after being sent by Federal Express (or other reputable overnight delivery service).

     SECTION 9.5 Expenses. Whether or not the transactions contemplated by this Agreement shall be consummated, all fees and expenses incurred by any party hereto in connection with this Agreement shall be borne by such party, except that the filing fee paid to the SEC in connection with the Proxy Statement/ Prospectus and expenses incurred in connection with printing and mailing the Proxy Statement/Prospectus shall be paid 50% by Garage and 50% by Home.

     SECTION 9.6 Assignment. No party hereto shall have the right, power or authority to assign or pledge this Agreement or any portion of this Agreement, or to delegate any duties or obligations arising under this Agreement, voluntarily, involuntarily, or by operation of law, without the prior written consent of the other parties hereto.

     SECTION 9.7 No Survival. Except as otherwise expressly provided herein, none of the representations and warranties in this Agreement or in any document or instrument delivered pursuant to this Agreement shall survive the Merger or the termination of this Agreement pursuant to Article VIII.

     SECTION 9.8 Severability. Any provision or part of this Agreement which is invalid or unenforceable in any situation in any jurisdiction shall, as to such situation and such jurisdiction, be ineffective only to the extent of such invalidity and shall not affect the enforceability of the remaining provisions hereof or the validity or enforceability of any such provision in any other situation or in any other jurisdiction.

     SECTION 9.9 Successors and Assigns; Third Parties. Subject to and without waiver of the provisions of Section 9.6, all of the rights, duties, benefits, liabilities and obligations of the parties shall inure to the benefit of, and be binding upon, their respective successors, assigns, heirs and legal representatives. Except as specifically set forth in Section 3.2, 3.3, 3.4, 3.5, and 6.16 nothing herein expressed or implied is intended or shall be construed to confer upon or give to any person or entity, other than the parties hereto and their successors or permitted assigns, any rights or remedies under or by reason of this Agreement.

     SECTION 9.10 Counterparts. This Agreement may be executed in as many counterparts as may be deemed necessary and convenient, and by the different parties hereto on separate counterparts each of which, when so executed, shall be deemed an original, but all such counterparts shall constitute one and the same instrument.

     SECTION 9.11 Interpretation; References. Any use of masculine, feminine or neuter pronouns herein shall not be limiting, but shall be construed as referring to persons of any gender, as the context may require. Any use of the singular or plural form herein shall not be limiting, but shall be construed as referring to either the plural or singular, as the context may require. References to a "Schedule" or an "Exhibit" are, unless otherwise specified, to a Schedule or an Exhibit attached to this Agreement, and references to an "Article" or a "Section" are, unless otherwise specified, to an Article or a Section of this Agreement. The Article and Section headings of this Agreement are for convenience of reference only and shall not be deemed to modify, explain, restrict, alter or affect the meaning or interpretation of any provision hereof.

     SECTION 9.12 Dispute Resolution and Jurisdiction.

          (a) Each party to this Agreement shall appoint a Representative to coordinate with the other party the implementation of this Agreement. If any dispute arises with respect to either party's performance hereunder, the Representatives shall meet to attempt to resolve such dispute, either in person or by telephone, within two (2) business days after the written request of either Representative. If the Representatives are unable to resolve such dispute, the chief executive officers of Garage and Home shall meet, either in person or by telephone, within ten (10) business days after either Representative provides written notice that the Representatives have been unable to resolve such dispute. If the chief executive officers are unable to resolve such dispute, either party may submit such dispute to Deloitte and Touche LLP, or another nationally-recognized accounting firm, if such dispute is solely of a financial nature.

          (b) Any disputes arising out of, in connection with or with respect to this Agreement, the subject matter hereof, the performance or non-performance of any obligation hereunder, or any of the transactions contemplated hereby that cannot be resolved in accordance with subsection
     (a) hereof, shall be adjudicated in a state or federal court of competent civil jurisdiction sitting in the State of Delaware and nowhere else. Each of the parties hereto hereby irrevocably submits to the jurisdiction of any such court of the purposes of any suit, civil action or other proceeding arising out of, in connection with or with respect to this Agreement, the subject matter hereof, the performance of non-performance of any obligation hereunder, or any of the transactions contemplated hereby (each, a "Suit"). To the extent permitted by Law, each of the parties hereto hereby waives and agrees not to assert by way of motion, as a defense or otherwise in any such Suit, any claim that it is not subject to the jurisdiction of the above courts, that such Suit is brought in an inconvenient forum, that the venue of such Suit is improper or that it is entitled to a trial by jury.

     SECTION 9.13 Exhibits and Schedules. All exhibits and schedules attached hereto are hereby incorporated by reference as though set out in full herein.

     SECTION 9.14 Attorneys' Fees. In the event that any party hereto brings an action or proceeding against the other party to enforce or interpret any of the covenants, conditions, agreements or provisions of this Agreement, the prevailing party in such action or proceeding shall be entitled to recover all costs and expenses of such action or proceeding, including, without limitation, reasonable attorneys' fees, charges, disbursements and the fees and costs of expert witnesses.

     SECTION 9.15 Waiver of Jury Trial. Each party to this Agreement further waives its respective right to a jury trial of any claim or cause of action arising out of this Agreement or any dealings between any of the parties hereto relating to the subject matter of this Agreement. The scope of this waiver is intended to be all-encompassing of any and all disputes that may be filed in any court and that relate to the subject matter of this Agreement, including, without limitation, contract claims, tort claims and all other common law and statutory claims. This waiver is irrevocable, meaning that it may not be modified either orally or in writing, and this waiver shall apply to any subsequent amendments, supplements or modifications to this Agreement or to any other document or agreement relating to the Transactions.

     SECTION 9.16 Further Assurances. Each of the parties shall, without further consideration, use reasonable efforts to execute and deliver such additional documents and take such other action as the other parties, or any of them, may reasonably request to carry out the intent of this Agreement and the Transactions.

     SECTION 9.17 Negotiation of Agreement. Each of the parties acknowledges that it has been represented by independent counsel of its choice throughout all negotiations that have preceded the execution of this Agreement and that it has executed the same with consent and upon the advice of said independent counsel. Each party and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto shall be deemed the work product of the parties and may not be construed against any party by reason of its preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against the party that drafted it is of no application and is hereby expressly waived. The provisions of this Agreement shall be interpreted in a reasonable manner to effect the intentions of the parties and this Agreement.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

                                          HOUSEHOLD INTERNATIONAL, INC.

                                          By: /s/ J. W. BLENKE
                                            ------------------------------------
                                            Name: J. W. Blenke
                                            Title: Vice President and Assistant
                                              Secretary

                                          ACC CONSUMER FINANCE CORPORATION

                                          By: /s/ ROCCO J. FABIANO
                                            ------------------------------------
                                            Name:
                                            Title:

                                          HOUSEHOLD AUTO CORPORATION

                                          By: /s/ PATRICK D. SCHWARTZ
                                            ------------------------------------
                                            Name: Patrick D. Schwartz
                                            Title: Vice President

                                    ANNEX I

                                EMPLOYEE MATTERS

EMPLOYEE BENEFITS

     Home will cause all Garage employees to be eligible to participate as soon as practicable (i) in any holiday, sick leave, vacation pay, leave of absence, or similar policy of Home in which similarly situated employees of Home are generally eligible to participate without duplication of benefits and (ii) in the Benefit Plans of Home in which similarly situated employees of Home are generally eligible to participate. Home will use its best efforts, to the extent practicable, to admit employees to the foregoing plans no later than the first entry date following the Closing Date. Prior to admittance of employees to the foregoing plans, Home will use its reasonable best efforts to maintain the relevant Garage plans existing prior to the Closing Date. In addition, as of the Closing Date, Home will cover or maintain coverage of Garage employees and their dependents under a Home or Garage group health plan and under basic company-provided life and disability coverage, subject to the rules applicable to other similarly situated employees of Home, without regard to any preexisting condition exclusions or, to the extent the Garage employee was covered by such a plan before the Closing Date, any waiting periods, or similar limitations under any Benefit Plans of Home and Home shall provide each such employee with credit for any co-payments previously made and any deductible previously satisfied. For purposes of any seniority or length of service requirements, waiting periods, vesting periods, or differential benefits based on length of service in any such plan or policy of Home as of the Closing Date for which a Garage employee may be eligible after the Closing, Home shall treat service by such employee with Garage as though it had been service with Home for all purposes under any such plan or policy to the extent Garage credited such service under its similar plans, excluding benefit accruals under any defined benefit plan maintained by Home, so long as this crediting of service does not violate applicable laws and is consistent with the rules governing Benefit Plans qualified under Section 401(a) of the Code.

EMPLOYEE COMMUNICATION

     Any communications proposed to be delivered to the Garage employees before the Closing regarding the matters contained in or the transactions contemplated under the Merger Agreement or this Annex I, or otherwise respecting any changes or potential changes in employee benefit plans, practices, or procedures that may or will occur in connection with the transactions contemplated by the Merger Agreement, shall be subject to the prior approval of Home or Garage, respectively, which approval shall not be unreasonably withheld and who shall be deemed to have approved a proposed communication absent objection provided within 72 hours of receipt of the proposed communications. The proposed communication to be delivered to the Garage employees on the Business Day immediately following the execution of the Merger Agreement has been approved by Home.

NO OTHER RESTRICTIONS; NO THIRD PARTY BENEFICIARIES

     Nothing in this Annex I or in the Merger Agreement shall (a) restrict or otherwise inhibit Home's right to terminate the employment of any Garage employee on or after the Closing Date or (b) be construed or interpreted to restrict Home's right or authority to amend or terminate any of its employee benefit plans, policies, or programs effective on or after the Closing Date. Nothing expressed or implied in this Annex I or in the Merger Agreement shall give any Garage employee any third party beneficiary rights or other rights to sue under or with respect to the Merger Agreement, including Annex I, except as set forth in Section 9.9 of the Merger Agreement.

                                                                         ANNEX B

      SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

SEC.262. APPRAISAL RIGHTS

     (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to the provisions of subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with the provisions of subsection (d) of this Section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to sec.228 of this Chapter shall be entitled to an appraisal by the Court of Chancery of the fair value of his shares of stock under the circumstances described in subsections (b) and (c) of this Section. As used in this Section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a non-stock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a non-stock corporation.

     (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to Sections 251, 252, 254, 257, 258 or 263 of this Chapter;

          (1) provided, however, that no appraisal rights under this Section shall be available for the shares of any class or series of stock which, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 stockholders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of Section 251 of this Chapter.

          (2) Notwithstanding the provisions of subsection (b)(1) of this Section, appraisal rights under this Section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to Sections 251, 252, 254, 257 and 258 of this Chapter to accept for such stock anything except (i) shares of stock of the corporation surviving or resulting from such merger or consolidation; (ii) shares of stock of any other corporation which at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 stockholders; (iii) cash in lieu of fractional shares of the corporations described in the foregoing clauses (i) and (ii); or (iv) any combination of the shares of stock and cash in lieu of fractional shares described in the foregoing clauses (i),
     (ii) and (iii) of this subsection.

          (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under Section 253 of this chapter is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

     (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this Section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this Section, including those set forth in subsections (d) and
(e), shall apply as nearly as is practicable.

     (d) Appraisal rights shall be perfected as follows:

          (1) If a proposed merger or consolidation for which appraisal rights are provided under this Section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this Section. Each stockholder electing to demand the appraisal of his shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with the provisions of this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2) If the merger or consolidation was approved pursuant to Section 228 or Section 253 of this Chapter, the surviving or resulting corporation, either before the effective date of the merger or consolidation or within 10 days thereafter, shall notify each of the stockholders entitled to appraisal rights of the effective date of the merger or consolidation and that appraisal rights are available for any or all of the shares of the constituent corporation, and shall include in such notice a copy of this Section. The notice shall be sent by certified or registered mail, return receipt requested, addressed to the stockholder at his address as it appears on the records of the corporation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of the notice, demand in writing from the surviving or resulting corporation the appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares.

     (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with the provisions of subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

     (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by one or more publications at least one week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

     (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with the provisions of this Section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

     (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this Section and who has submitted his certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this Section.

     (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and in the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such sock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any other state.

     (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all of the shares entitled to an appraisal.

     (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsection (d) of this Section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this Section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of his demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this Section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

     (1) The shares of the surviving or resulting corporation into which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                                                                         ANNEX C
CREDIT SUISSE/FIRST BOSTON LETTERHEAD

AUGUST 24, 1997

BOARD OF DIRECTORS
ACC CONSUMER FINANCE CORPORATION
12750 HIGH BLUFF DRIVE, SUITE 320
SAN DIEGO, CA 92130

MEMBERS OF THE BOARD:

     You have asked us to advise you with respect to the fairness to the stockholders of ACC Consumer Finance Corporation (the "Company") from a financial point of view of the consideration to be received by such stockholders pursuant to the terms of the Agreement and Plan of Merger, dated as of August 24, 1997 (the "Agreement") among the Company, Household International, Inc. ("Acquiror") and Household Auto Corporation (the "Sub"). The Agreement provides for the Merger (the "Merger") of the Company with and into the Sub pursuant to which the Company will become a wholly owned subsidiary of the Acquiror. Stockholders of the Company will receive consideration equal to $22.00 for each share of common stock, par value $.001 per share, of the Company, consisting of not less than $2.00 in cash or more than $4.00 in cash, with the remainder paid in shares of common stock, par value $1.00 per share, of the Acquiror. The Acquiror's common stock will be valued based on the volume weighted average price of the stock during the 10-day trading period ending one day prior to the Company's stockholders' meeting to approve the Agreement and the Merger. The terms of the Merger are more fully set forth in the Agreement.

     In arriving at our opinion, we have reviewed certain publicly available business and financial information relating to the Company and the Acquiror, as well as the Agreement. We have also reviewed certain other information, including financial forecasts, provided to us by the Company and have met with the Company's and Acquiror's management to discuss the business and prospects of the Company and the Acquiror.

     We have also considered certain financial and stock market data of the Company and the Acquiror, and we have compared that data with similar data for other publicly held companies in businesses we deem similar to those of the Company and the Acquiror and we have considered the financial terms of certain other business combinations and other transactions which have recently been effected. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

     In connection with our review we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on its being complete and accurate in all material respects. With respect to the financial forecasts, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company's management as to the future financial performance of the Company. In addition, we have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company or the Acquiror, nor have we been furnished with such evaluations or appraisals. Our opinion is necessarily based upon financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. We are not expressing any opinion as to the actual value of the common stock of the Acquiror when issued to the Company's stockholders pursuant to the Merger or the prices at which such stock will trade subsequent to the Merger. We were not requested to, and did not, solicit third party indications of interest in acquiring all or any part of the Company.

     We have acted as financial advisor to the Company in connection with the Merger and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Merger.

     In the ordinary course of our business, we and our affiliates may actively trade the debt and equity securities of both the Company and the Acquiror for our own and such affiliates' accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

     It is understood that this letter is for the information of the Board of Directors of the Company in connection with its consideration of the Merger, does not constitute a recommendation to any stockholder as to how such stockholder should vote on the proposed Merger and is not to be quoted or referred to, in whole or in part, in any registration statement, prospectus or proxy statement, or in any other document used in connection with the offering or sale of securities, nor shall this letter be used for any other purposes, without our prior written consent.

     Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the consideration to be received by the stockholders of the Company in the Merger is fair to such stockholders from a financial point of view.

Very truly yours,

CREDIT SUISSE FIRST BOSTON CORPORATION

By: /s/ MICHAEL E. MARTIN
--------------------------------------
Name: Michael E. Martin
Title: Managing Director

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The General Corporation Law of the state of Delaware (Section 102) allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or to any of its stockholders for monetary damage for a breach of his/her fiduciary duty as a director, except in the case where the director breached his/her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. The Restated Certificate of Incorporation, as amended, of Household International, Inc. ("Household International"), and the Certificate of Incorporation of ACC Consumer Finance Corporation (the "Company"), each contains a provision which eliminates directors' personal liability as set forth above.

     The General Corporation Law of the state of Delaware (Section 145) gives Delaware corporations broad powers to indemnify their present and former directors and officers and those of affiliated corporations against expenses incurred in the defense of any lawsuit to which they are made parties by reason of being or having been such directors or officers, subject to specified conditions and exclusions; gives a director or officer who successfully defends an action the right to be so indemnified; and authorizes the corporation to buy directors' and officers' liability insurance. Such indemnification is not exclusive of any other right to which those indemnified may be entitled under any bylaw, agreement, vote of stockholders or otherwise.

     Household International's Restated Certificate of Incorporation, as amended, provides for indemnification to the fullest extent as expressly authorized by Section 145 of the General Corporation Law of the state of Delaware for directors, officers and employees of Household International and also to persons who are serving at the request of Household International as directors, officers or employees of other corporations (including subsidiaries). This right of indemnification is not exclusive of any other right which any person may acquire under any statute, bylaw, agreement, contract, vote of stockholders or otherwise.

     Article 9 of the Company's Bylaws generally provides that the Company will indemnify its directors and officers to the fullest extent authorized or permitted under the General Corporation Law of the State of Delaware and that the Company will make advancements of expenses at the request of a director or officer.

     Household International and the Company, as permitted by the General Corporation Law of the State of Delaware, have purchased liability policies which indemnify its officers and directors against loss arising from claims by reason of their legal liability for acts as officers or directors subject to limitations and conditions as set forth in the policies.

     The Company also has agreements with certain of its directors and officers providing for indemnification and advancement of expenses. Reference is made to
Exhibit 10.7 to this Registration Statement for the complete text of a form of such agreements.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

 2.1  Agreement and Plan of Merger dated as of August 24, 1997 between Household Auto Corporation, ACC Consumer Finance
      Corporation and Household International, Inc. (incorporated by reference to Exhibit 2.1 of ACC Consumer Finance
      Corporation's Form 8-K for August 27, 1997; File No.
      0-027268).
 5    Opinion and Consent of Mr. John W. Blenke, Vice
      President--Corporate Law and Assistant Secretary of
      Household International, Inc.
 8    Opinion and Consent of Wilmer, Cutler & Pickering, re: tax
      matters.
10.1  Stockholder Agreement dated as of August 24, 1997 among
      Household International, Inc., Strome Offshore Limited and
      Strome Partners, L.P., relating to shares of common stock of
      ACC Consumer Finance Corporation (incorporated by reference to Exhibit D to Exhibit 2.1 of ACC Consumer Finance
      Corporation's Form 8-K for August 24, 1997; File No.
      0-027268).
10.2  Stockholder Agreement dated as of August 24, 1997 among
      Household International, Inc. and Cargill Financial
      Services, Inc., relating to shares of common stock of ACC
      Consumer Finance Corporation (incorporated by reference to
      Exhibit D to Exhibit 2.1 of ACC Consumer Finance
      Corporation's Form 8-K for August 24, 1997; File No.
      0-027268).
10.3  Management Stockholder Agreements dated as of August 24,
      1997 among Household International, Inc. and Rocco J.
      Fabiano, Joan Fabiano, Gary S. Burdick, Mary Burdick, Rellen
      M. Stewart and Claudia Stewart, dated August 24, 1997
      (incorporated by reference to Exhibit E to Exhibit 2.1 of
      ACC Consumer Finance Corporation's Form 8-K for August 24,
      1997; File No. 0-027268).
10.4  Employment Agreement dated August 23, 1997 between Household
      International, Inc. and Rocco J. Fabiano.
10.5  Employment Agreement dated August 23, 1997 between Household
      International, Inc. and Rellen M. Stewart.
10.6  Employment Agreement dated August 23, 1997 between Household
      International, Inc. and Gary S. Burdick.
10.7  Form of Indemnification Agreement between ACC Consumer
      Finance Corporation and certain of its directors and
      officers (incorporated by reference to Exhibit 10.30 of
      ACC's Registration Statement on Form S-1, No. 33-98626).
23.1  Consent of Arthur Andersen LLP, Certified Public
      Accountants, relating to the audited financial information of Household International, Inc.
23.2  Consent of KPMG Peat Marwick LLP, Certified Public
      Accountants, relating to the audited financial information of ACC Consumer Finance Corporation.
23.3  Consent of Mr. John W. Blenke, Vice President--Corporate Law
      and Assistant Secretary of Household International, Inc. is
      contained in his opinion (Exhibit 5).
23.4  Consent of Wilmer, Cutler & Pickering is contained in their opinion (Exhibit 8).
23.5  Consent of Credit Suisse First Boston Corporation relating to fairness opinion.
24    Powers of Attorney (included on page II-4).
99    Form of Proxy to be used by ACC Consumer Finance
      Corporation.

ITEM 22. UNDERTAKINGS.

     Household International, Inc. (the "Registrant") hereby undertakes:

          (1) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of
     1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (2) To deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

          (3) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

          (4) That every prospectus that is filed pursuant to paragraph (3) above, or that purports to meet the requirements of section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415 (sec.230.415 of this chapter), will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (5) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

          (6) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

          (7) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Prospect Heights, and State of Illinois, on the 15th day of September, 1997.

                                          Household International, Inc.

                                          By:    /s/ WILLIAM F. ALDINGER
                                             -----------------------------------
                                                    William F. Aldinger
                                                        Chairman and
                                                  Chief Executive Officer

     Each person whose signature appears below constitutes and appoints J. W. Blenke, L. S. Mattenson and P. D. Schwartz and each or any of them (with full power to act alone), as his/her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him/her in his/her name, place and stead, in any and all capacities, to sign and file, with the Securities and Exchange Commission, any and all amendments (including post-effective amendments) to the Registration Statement, granting unto each such attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that such attorney-in-fact and agent or their substitutes may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities indicated and on the 15th day of September, 1997.

                      SIGNATURE                                            TITLE
                      ---------                                            -----

               /s/ WILLIAM F. ALDINGER                 Chairman, Chief Executive Officer and Director
-----------------------------------------------------  (as Principal Executive Officer)
                (William F. Aldinger)

                /s/ ROBERT J. DARNALL                  Director
-----------------------------------------------------
                 (Robert J. Darnall)

                 /s/ GARY G. DILLON                    Director
-----------------------------------------------------
                  (Gary G. Dillon)

                /s/ JOHN A. EDWARDSON                  Director
-----------------------------------------------------
                 (John A. Edwardson)

                  /s/ MARY J. EVANS                    Director
-----------------------------------------------------
                   (Mary J. Evans)

                                                       Director
-----------------------------------------------------
                  (Dudley Fishburn)

             /s/ CYRUS F. FREIDHEIM, JR.               Director
-----------------------------------------------------
              (Cyrus F. Freidheim, Jr.)

                      SIGNATURE                                            TITLE
                      ---------                                            -----
                  /s/ LOUIS E. LEVY                    Director
-----------------------------------------------------
                   (Louis E. Levy)

                 /s/ GEORGE A. LORCH                   Director
-----------------------------------------------------
                  (George A. Lorch)

                                                       Director
-----------------------------------------------------
                  (John D. Nichols)

                /s/ JAMES B. PITBLADO                  Director
-----------------------------------------------------
                 (James B. Pitblado)

                 /s/ S. JAY STEWART                    Director
-----------------------------------------------------
                  (S. Jay Stewart)

             /s/ LOUIS W. SULLIVAN, M.D.               Director
-----------------------------------------------------
              (Louis W. Sullivan, M.D.)

               /s/ DAVID A. SCHOENHOLZ                 Executive Vice President -- Chief Financial
-----------------------------------------------------  Officer (as Principal Accounting and Financial
                (David A. Schoenholz)                  Officer)